7/5


05009418

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ITC Limited

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3470 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/5/05



ITC Limited

Report and Accounts 2005


ITC

ITC Limited
Enduring value.
For the nation. For the shareholder.

"Vitality of companies operating in an economy makes the decisive difference in the capacity of a country to create wealth and to upgrade the basis of competition from comparative factor advantages to innovative capability that enables the highest order of value capture.

ITC, as a premier 'Indian' enterprise, consciously exercises the strategic choice of contributing to, and securing the competitiveness of the entire value chain of which it is a part. This philosophy has shaped the vision for your Company – the vision that I had referred to in earlier years as "A Commitment beyond the Market".

Flowing from this vision, and against all odds, your Company chose to not only invest towards acquiring international competitiveness in quality and cost of manufacture of its own paperboards mill, but also to extend its engagement across the fuller value chain. Pulling together the resources at your Company's disposal, ITC's insights as a substantial consumer of value-added paperboards were leveraged to support technology upgradation and modernisation of the mill. A biotechnology based research programme that was on a relatively modest scale at that time, was leveraged to convert degraded, private wastelands in the economic vicinity of the mill into productive sources of fibre through a social farm forestry programme. Such a strategic option entailed long gestation and daunting uncertainties.

Today, your Company's paperboards business is the decisive leader in the Indian market, with value-added products now constituting nearly 50% of sales. The product footprints extend to several markets in Asia, Africa and the EU.

Your Company's initiatives in energy management have earned national awards for excellence. The modernised pulp mill, besides enhancing competitiveness and substituting imports, also enables the production of elemental chlorine free pulp. It is the only one of its kind in India, thereby setting world-class standards of environment friendly technology.

Societal value has accrued through increasing forest cover, enhancing contribution to restoration of ecological balance and above all, providing sustainable employment to nearly 160,000 people in some of the most remote tribal regions of the country with related multiplier impact on the economy."*

- Extracts from Chairman Y C Deveshwar's speech at the Annual General Meeting, July 2003

* This figure currently stands at 290,000.


ITC Limited

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Ninety-Fourth Annual General Meeting of the Members of ITC Limited will be held at Science City, Main Auditorium, JBS Haldane Avenue, Kolkata 700 046, on Friday, the 29th day of July, 2005, at 10.30 a.m. for the transaction of the following businesses:-

ORDINARY BUSINESS

1. To consider and adopt the Accounts of the Company for the financial year ended 31st March, 2005, the Balance Sheet as at that date and the Reports of the Directors and Auditors thereon.
2. To declare a dividend for the financial year ended 31st March, 2005.
3. To elect Directors in place of those retiring by rotation.
4. To appoint Auditors and to fix their remuneration. In this connection, to consider and, if thought fit, to pass the following resolution which will be proposed as a Special Resolution:-

   "Resolved that Messrs. A. F. Ferguson & Co., Chartered Accountants, be and are hereby appointed as the Auditors of the Company to hold such office until the conclusion of the next Annual General Meeting to conduct the audit at a remuneration of Rs. 105,00,000/- payable in one or more instalments plus service tax as applicable, and reimbursement of out-of-pocket expenses incurred."

SPECIAL BUSINESS

5. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that Mr. John Patrick Daly be and is hereby appointed a Director of the Company, whose period of office shall be liable to determination by retirement of Directors by rotation, for a period of five years from the date of this Meeting, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

6. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof, this Meeting hereby approves the re-appointment of Mr. Krishnamoorthy Vaidyanath as a Director, liable to retire by rotation, and also as a Wholetime Director of the Company, for a period of five years with effect from 17th January, 2006, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines, on such remuneration as set out in the Explanatory Statement annexed to the Notice convening this Meeting."

7. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that, in accordance with the applicable provisions of the Companies Act, 1956 and the Listing Agreement with Stock Exchanges, or any amendment or re-enactment thereof, consent be and is hereby accorded for payment of fees to the Non-Executive Directors of the Company, for attending meetings of the Board of Directors ('the Board') or Committees thereof, of amount(s), as may be determined by the Board, within the limit of Rs. 20,000/- (Rupees Twenty Thousand) individually per meeting as presently prescribed by the Central Government or such other limit as may be prescribed by the Central Government from time to time in that behalf."

8. To consider and, if thought fit, to pass, the following resolution which will be proposed as a Special Resolution:-

   "Resolved that, in accordance with the applicable provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, the Listing Agreement with Stock Exchanges and the Companies Act, 1956, or any amendment or re-enactment thereof, grant of Options to any Non-Executive Director of the Company, as may be determined by the Board of Directors under the Employee Stock Option Scheme of the Company, shall not exceed 10,000 (Ten Thousand) Options in a financial year and 75,000 (Seventy Five Thousand) Options during the entire period of tenure as such Director, provided however that a Non-Executive Director would be permitted to exercise no more than 50,000 (Fifty Thousand) Options in the aggregate."

9. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved:

   (a) that in accordance with the provisions of Sections 13, 16 and 94 and other applicable provisions, if any, of the Companies Act, 1956, or any amendment or re-enactment thereof and the enabling provisions of the Articles of Association of the Company and subject to such approvals, consents, permissions and sanctions, if any, required from any authority, the existing Ordinary Shares of the face value of Rs. 10/- (Rupees Ten) each in the Share Capital of the Company be sub-divided such that each Ordinary Share of the face value of Rs. 10/- (Rupees Ten) is sub-divided into 10 (Ten) Ordinary Shares of the face value of Re. 1/- (Rupee One) each and consequently, the Share Capital of the Company of Rs. 300,00,00,000/- (Rupees Three Hundred Crores) be divided into 300,00,00,000 (Three Hundred Crores) Ordinary Shares of the face value of Re. 1/- (Rupee One) each, with effect from the 'Record Date' to be determined by the Board of Directors of the Company ('the Board', which term shall be deemed to include any Committee thereof) for the purpose;

   (b) that pursuant to the sub-division of the Ordinary Shares of the Company, the Issued, Subscribed and Paid-up Ordinary Shares of the face value of Rs. 10/- (Rupees Ten) each, as existing on the Record Date, shall stand sub-divided into Ordinary Shares of the face value of Re. 1/- (Rupee One) each fully paid-up, with effect from the Record Date;

   (c) that the issued Ordinary Shares of the Company as are held by Members in certificate form be cancelled and in lieu thereof fresh share certificates be issued for the sub-divided Ordinary Shares in accordance with the provisions of the Companies (Issue of Share Certificates) Rules, 1960, and where Members hold Ordinary Shares (or opt to receive the sub-divided Ordinary Shares) in dematerialised form, the sub-divided Ordinary Shares in lieu thereof be credited to the respective beneficiary accounts of the Members with their respective Depository Participants;

(d) that for the purpose of giving effect to this Resolution, the Board be and is hereby authorised to do all such acts / deeds, matters and things and give such directions as may be necessary or expedient, and to settle any question, difficulty or doubt that may arise in this regard as the Board in its absolute discretion may deem necessary or desirable and its decision shall be final and binding."

10. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

"Resolved that the Share Capital of the Company be increased from Rs. 300,00,00,000/- (Rupees Three Hundred Crores) divided into 300,00,00,000 (Three Hundred Crores) Ordinary Shares of Re. 1/- (Rupee One) each (consequent upon sub-division of the Ordinary Shares of the Company from Rs. 10/- per Ordinary Share to Re. 1/- per Ordinary Share) to Rs. 500,00,00,000/- (Rupees Five Hundred Crores) divided into 500,00,00,000 (Five Hundred Crores) Ordinary Shares of Re. 1/- (Rupee One) each by creation of further 200,00,00,000 (Two Hundred Crores) Ordinary Shares of Re. 1/- (Rupee One) each, with effect from the Record Date to be determined by the Board of Directors of the Company (which term shall be deemed to include any Committee thereof) for the purpose of sub-division of Ordinary Shares."

11. To consider and, if thought fit, to pass the following resolution which will be proposed as a Special Resolution:-

"Resolved that the Articles of Association of the Company be amended by the deletion of the existing Article 4 and by the substitution therefor the following, with effect from the Record Date to be determined by the Board of Directors of the Company (which term shall be deemed to include any Committee thereof) for the purpose of sub-division of Ordinary Shares –

'4. The Share Capital of the Company is Rs. 500,00,00,000/- divided into 500,00,00,000 Ordinary Shares of Re. 1/- each.' "

12. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

"Resolved:

(a) that in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof and the enabling provisions of the Articles of Association of the Company and subject to the Guidelines issued by the Securities and Exchange Board of India (SEBI) in this behalf and subject to such approvals, consents, permissions and sanctions as may be necessary from appropriate authorities, consent be and is hereby accorded to the Board of Directors of the Company ('the Board', which term shall be deemed to include any Committee thereof) for capitalisation of a sum not exceeding Rs. 125,21,24,295/- (Rupees One Hundred Twenty Five Crores Twenty One Lakhs Twenty Four Thousand Two Hundred and Ninety Five) from the General Reserves of the Company for the purpose of issue of Bonus Shares of Re. 1/- (Rupee One) each, credited as fully paid-up Ordinary Shares to the holders of the Ordinary Shares of the Company whose names shall appear on the Register of Members on the 'Record Date' to be determined by the Board for the purpose, in the proportion of 1 (One) Bonus Share of Re. 1/- each for every 2 (Two) fully paid-up Ordinary Shares of Re. 1/- each held by them and that the Bonus Shares so distributed shall, for all purposes, be treated as an increase in the nominal amount in the Capital of the Company held by each such Member, and not as income;


ITC Limited

(b) that the Bonus Shares so allotted shall rank pari passu in all respects with the fully paid-up Ordinary Shares of the Company as existing on the Record Date, save and except that they shall not participate in any dividend in respect of any financial year up to and including 31st March, 2005;

(c) that the Bonus Shares so allotted shall always be subject to the terms and conditions contained in the Memorandum and Articles of Association of the Company;

(d) that no letter of allotment shall be issued in respect of the Bonus Shares but in the case of Members who hold Ordinary Shares (or opt to receive the Bonus Shares) in dematerialised form, the Bonus Shares shall be credited to the respective beneficiary accounts of the Members with their respective Depository Participants and in the case of Members who hold Ordinary Shares in certificate form, the share certificates in respect of the Bonus Shares shall be despatched, within such time as prescribed by law and the relevant authorities;

(e) that no fractions, if any, arising out of the issue and allotment of the Bonus Shares shall be allotted by the Company and the Company shall not issue any certificate or coupon in respect thereof but all such fractional entitlements, if any, shall be consolidated and the Bonus Shares, in lieu thereof, shall be allotted by the Board to nominee(s) to be appointed by the Board, who shall hold the same as trustee(s) for the Members entitled thereto, and sell the said Shares so arising at the prevailing market rate and pay to the Company the net sale proceeds thereof, after adjusting therefrom the cost and expenses in respect of such sale, for distribution to Members in proportion to their fractional entitlements;

(f) that the issue and allotment of the Bonus Shares to Non-Resident Members, Foreign Institutional Investors (FIIs) & other foreign investors and / or distribution of net sale proceeds in respect of fractions to which such Members may be entitled, be subject to the approval of the Reserve Bank of India, as may be necessary;

(g) that for the purpose of giving effect to this Resolution, the Board be and is hereby authorised to do all such acts / deeds, matters and things and give such directions as may be necessary or expedient, and to settle any question, difficulty or doubt that may arise in this regard as the Board in its absolute discretion may deem necessary or desirable and its decision shall be final and binding."

The Register of Members of the Company shall remain closed from Wednesday, 20th July, 2005 to Friday, 29th July, 2005, both days inclusive. Share Transfers received in order at the Investor Service Centre, 37 Jawaharlal Nehru Road, Kolkata 700 071 by 5.30 p.m. on 19th July, 2005, will be processed for payment of dividend, if declared, to the transferees or to their mandatees and the dividend, if declared, will be paid on or after 1st August, 2005, to those Members entitled thereto and whose names shall appear on the Register of Members of the Company on 29th July, 2005, or to their mandatees, subject however to the provisions of Section 206A of the Companies Act, 1956, or any amendment or re-enactment thereof. In respect of dematerialised shares, the dividend will be payable on the basis of beneficial ownership as per details to be furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) for this purpose.

Dated : 17th June, 2005.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

NOTES:

1. **A Member entitled to attend and vote at the Annual General Meeting may appoint a proxy to attend and vote on a poll on his behalf. A proxy need not be a Member of the Company.**

   Proxies, in order to be effective, must be received at the Investor Service Centre of the Company ('ISC'), 37 Jawaharlal Nehru Road, Kolkata 700 071, not less than forty-eight hours before the commencement of the Annual General Meeting i.e. by 10.30 a.m. on 27th July, 2005.

2. Corporate Members are requested to send to ISC a duly certified copy of the Board Resolution, pursuant to Section 187 of the Companies Act, 1956, authorising their representative to attend and vote at the Annual General Meeting.

3. Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, relating to the Special Business to be transacted at the Annual General Meeting is annexed.

4. In accordance with the provisions of Article 91 of the Articles of Association of the Company, Messrs. Pillappakkam Bahukutumbi Ramanujam, Charles Richard Green, Krishnamoorthy Vaidyanath and Yesh Pall Gupta will retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. Messrs. Ramanujam, Green and Gupta, Non-Executive Directors, do not hold any shares in the Company.

5. Additional information, pursuant to Clause 49 of the Listing Agreement with Stock Exchanges, on Directors recommended by the Board of Directors for appointment / re-appointment at the Annual General Meeting, is appearing in the Report and Accounts.

6. Members are requested to bring the admission slips alongwith their copy of the Report and Accounts to the Meeting.

7. Members holding shares in the certificate form are requested to notify / send the following to ISC to facilitate better servicing:-

   i) any change in their address / mandate / bank details,

   ii) particulars of their bank account, in case the same have not been furnished earlier, and

   iii) share certificates held in multiple accounts in identical names or joint accounts in the same order of names, for consolidation of such shareholdings into a single account.

8. Members are advised that respective bank details and address as furnished by them or by NSDL / CDSL to the Company, for shares held in the certificate form and in the dematerialised form respectively, will be printed on their dividend warrants as a measure of protection to Members against fraudulent encashment.

9. Dividend for the financial year ended 31st March, 1998, which remains unpaid or unclaimed, will be due for transfer to the Investor Education and Protection Fund of the Central Government ('IEPF') later this year, pursuant to the provisions of Section 205A of the Companies Act, 1956.

   Members who have not encashed their dividend warrants for the financial year ended 31st March, 1998, or any subsequent financial year(s), are requested to lodge their claims with ISC. In respect of dividend for the financial year ended 31st March, 1998, only those claims which are received by ISC by 28th September, 2005, will be entertained. In respect of dividend for the financial year ended 31st March, 1998, pertaining to the erstwhile ITC Hotels Limited, only those claims received by ISC by 10th September, 2005, will be entertained.

   Members are advised that in terms of the provisions of Section 205C of the Companies Act, 1956, once unclaimed dividend is transferred to IEPF, no claim shall lie in respect thereof.

10. Members who hold shares in the certificate form and wish to make / change a nomination in respect of their shareholding in the Company, as permitted under Section 109A of the Companies Act, 1956, may submit to ISC the prescribed Form 2B, which is attached.

11. Members who wish to obtain any information on the Company or view the Accounts for the financial year ended 31st March, 2005, may visit the Company's corporate website www.itcportal.com or send their queries at least 10 days before the Annual General Meeting to the Company Secretary at the Registered Office of the Company.

EXPLANATORY STATEMENT

Annexed to the Notice convening the Ninety-Fourth Annual General Meeting to be held on Friday, 29th July, 2005.

Item No. 5

Mr. John Patrick Daly was appointed on 21st January, 2005, as an Additional Non-Executive Director of the Company in terms of Section 260 of the Companies Act, 1956 ('the Act').

Mr. Daly vacates his office at this Annual General Meeting pursuant to the provisions of Section 260 of the Act. The Board of Directors of your Company ('the Board') at its meeting held on 27th May, 2005, recommended for the approval of the Members, the appointment of Mr. Daly as Non-Executive Director of the Company, liable to retire by rotation, for a period not exceeding five years from the date of this Annual General Meeting.

Due notice under Section 257 of the Act has been received from a Member proposing the appointment of Mr. Daly as a Director of the Company. Requisite consent has been filed by Mr. Daly, pursuant to the provisions of Section 264(1) of the Act, to act as such Director, if appointed. Mr. Daly does not hold any shares in the Company.

None of the Directors of your Company, other than Mr. Daly, is interested in this Resolution.

The Board recommends this Resolution for your approval.

Item No. 6

At the Annual General Meeting of the Company held on 3rd August, 2001, Mr. Krishnamoorthy Vaidyanath was appointed as a Director, liable to retire by rotation, and also as a Wholetime Director of the Company with effect from 17th January, 2001, and his present term of appointment expires on 16th January, 2006.

The Board of Directors of your Company ('the Board') at its meeting held on 27th May, 2005, on the recommendation of the Nominations Committee, recommended for the approval of the Members, the re-appointment of Mr. Vaidyanath as Director, liable to retire by rotation, and also as Wholetime Director of the Company for a further period not exceeding five years from 17th January, 2006, on the same remuneration as approved by the Members at the Annual General Meeting of the Company held on 30th July, 2004, and stated below:-

(I) **Consolidated Salary** – Rs. 3,75,000/- per month.

(II) **Performance Bonus** – Not exceeding 75% of Consolidated Salary, payable annually for each financial year, as may be determined by the Board.

(III) **Perquisites** – In addition to the aforesaid Consolidated Salary and Performance Bonus, Mr. Vaidyanath shall be entitled to perquisites like gas, electricity, water, furnishings, medical reimbursement and leave travel concession for self and family, club fees, personal accident insurance etc., in accordance with the Rules of the Company, the monetary value of such perquisites being limited to Rs. 4,50,000/- per annum, for the purposes of which limit perquisites shall be evaluated as per Income-tax Rules, wherever applicable, and in absence of any such Rule, perquisites shall be evaluated at actual cost. However, the following shall not be included in the aforesaid perquisite limit:-

(a) Rent free accommodation owned / leased / rented by the Company, or Housing Allowance in lieu thereof, as per the Rules of the Company.

(b) Contribution to Provident Fund and Superannuation Fund up to 27% of salary and contribution to Gratuity Fund up to 8.33% of salary as defined in the Rules of the respective Funds, or up to such other limit as may be prescribed under the Income-tax Act, 1961 and the Rules thereunder for this purpose.

(c) Use of Company car for official purposes and telephone at residence (including payment for local calls and long distance official calls).

(d) Encashment of unavailed leave as per the Rules of the Company at the time of retirement / cessation of service.

(e) Long service award as per the Rules of the Company.

(f) Costs and expenses incurred by the Company in connection with joining / transfer from one location to another of the Company or its affiliates / associates as per the Rules of the Company.

The aggregate of the remuneration and perquisites / benefits, including contributions towards Provident Fund, Superannuation Fund and Gratuity Fund, payable to all Wholetime Directors of the Company taken together, shall not exceed 10% of the profits of the Company calculated in accordance with the provisions of Sections 198 and 309 of the Companies Act, 1956 ('the Act').

Due notice under Section 257 of the Act has been received from a Member proposing the appointment of Mr. Vaidyanath as a Director of the Company. Requisite consent has been filed by Mr. Vaidyanath, pursuant to the provisions of Section 264(1) of the Act, to act as such Director, if appointed.

None of the Directors of your Company, other than Mr. Vaidyanath, is interested in this Resolution.

The Board recommends this Resolution for your approval.

This should be considered also as an abstract of the terms of re-appointment of Mr. Vaidyanath as Wholetime Director of the Company and a memorandum as to the nature of the concern or interest of the Directors in the said re-appointment, as required under Section 302 of the Act.

Item Nos. 7 & 8

In terms of the revised Clause 49 of the Listing Agreement with Stock Exchanges, approval of the shareholders is now required for payment of sitting fees to the Non-Executive Directors of a company and the maximum number of Options that can be granted to them in a financial year and in the aggregate.

The Non-Executive Directors of your Company are entitled to sitting fees, as determined by the Board of Directors ('the Board') from time to time, for attending meetings of the Board and Committees thereof. The sitting fees are presently Rs. 15,000/-, Rs. 10,000/- and Rs. 5,000/- per meeting of the Board, Audit Committee and other Board Committees, respectively. Non-Executive Directors are also entitled to grant of Options, as may be determined by the Board, under the Employee Stock Option Scheme of the Company ('the Scheme') read with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 ('the Guidelines'). Since the introduction of the Scheme, the Non-Executive Directors of your Company were individually granted 7,692 Options, 9,710 Options, 8,824 Options and 6,814 Options in the years 2001, 2002, 2003 and 2004, as indicated in the Annual Reports for the respective years, and 6,814 Options in the year 2005. In terms of the Members' approval at the Extraordinary General Meeting held on 17th January, 2001, the number of Options that can be granted to an employee (which term includes Non-Executive Directors as per the Guidelines) is restricted, in a block of 5 years, to 0.1% of the issued and subscribed Share Capital of the Company as on 31st March, 2000, which translates to 2,45,414 Ordinary Shares of Rs. 10/- each.

Members may also note that pursuant to their approval at the Annual General Meetings held on 25th July, 2003 and 12th August, 1998, Non-Executive Directors are entitled to commission and coverage under personal accident insurance, respectively.

In terms of the Scheme, in the event of any issue of Bonus Shares, the maximum number of Options permitted to be exercised by any Non-Executive Director as stated in the Resolution under Item No. 8 shall correspondingly change with respect to Options granted and remaining unvested.

The Board at its meeting held on 27th May, 2005, recommended for the approval of the Members, payment of sitting fees, and grant of Options to the Non-Executive Directors, individually, in a financial year and in the aggregate, as provided in the Resolutions under Item Nos. 7 & 8, respectively.

The Non-Executive Directors of your Company are interested in the Resolutions under Item Nos. 7 & 8 to the extent of sitting fees that may be paid and the Options that may be granted to them.

The Board recommends these Resolutions for your approval.

Item No. 9

The existing Share Capital of the Company is Rs. 300,00,00,000/- divided into 30,00,00,000 Ordinary Shares of the face value of Rs. 10/- each. The present Issued, Subscribed and Paid-up Share Capital of the Company is Rs. 249,43,40,760/- divided into 24,94,34,076 Ordinary Shares of the face value of Rs. 10/- each fully paid-up.

It is proposed to re-organise the Share Capital as well as the Issued, Subscribed and Paid-up Share Capital of the Company by sub-dividing the Ordinary Shares of the face value of Rs. 10/- each into Ordinary Shares of the face value of Re. 1/- each.

Accordingly, the Share Capital of the Company will be sub-divided into 300,00,00,000 Ordinary Shares of Re. 1/- each. The Issued, Subscribed and Paid-up Share Capital, as existing on the Record Date for the purpose of sub-division of Ordinary Shares, will also be sub-divided into Ordinary Shares of the face value of Re. 1/- each fully paid-up, with effect from the Record Date .

The proposed sub-division of the Ordinary Shares into shares of smaller denomination, as aforesaid, would facilitate easy accessibility to the Company's Ordinary Shares by investors and enhance the liquidity of the Company's Shares on the Stock Exchanges.

Consequent to the proposed sub-division of Shares, the underlying Ordinary Shares of Rs. 10/- each in respect of Options, under the Employee Stock Option Scheme of the Company, shall also stand sub-divided correspondingly.

The consent of the Members is being sought in accordance with the provisions of Sections 13, 16 and 94 of the Companies Act, 1956 and Article 51 of the Articles of Association of the Company.

A copy of the Memorandum and Articles of Association of the Company will be available for inspection by the Members at the Registered Office of the Company between 11.00 a.m. and 1.00 p.m. on working days up to the date of this Annual General Meeting.

The Directors of your Company are interested in this Resolution to the extent of their respective shareholdings / Options in the Company.

The Board of Directors of your Company recommends this Resolution for your approval.

Item No. 10

It is considered desirable that the Share Capital of your Company be enlarged commensurate with the size and operations of your Company including the need to issue further Shares to give effect to the recommendation of Bonus Shares as provided in the Resolution under Item No. 12.

Article 48 of the Articles of Association of the Company and Section 94 of the Companies Act, 1956 permit your Company to increase its Share Capital by Ordinary Resolution.

None of the Directors of your Company is interested in this Resolution.

The Board of Directors of your Company recommends this Resolution for your approval.

Item No. 11

The existing Article 4 of the Articles of Association of the Company specifies the present Share Capital of your Company. As the proposal is to increase the authorised share capital base, substitution of the existing Article 4 is considered necessary in order that the increased Share Capital is reflected in the Articles of Association of your Company.

None of the Directors of your Company is interested in this Special Resolution.

The Board of Directors of your Company recommends this Special Resolution for your approval.

Item No. 12

Your Directors have pleasure in proposing issue of shares by way of bonus by increasing the Issued, Subscribed and Paid-up Share Capital of the Company to a sum not exceeding Rs. 375,63,72,885/- after capitalising a sum not exceeding Rs. 125,21,24,295/- from the General Reserves as per the Audited Accounts of the Company for the financial year ended 31st March, 2005 and the same is proposed to be applied in paying up in full not exceeding 1,25,21,24,295 Ordinary Shares of Re. 1/- each.


ITC Limited

The amount to be capitalised under this Item includes the amount necessary for issue of Bonus Shares upon exercise of a maximum of 9,90,783 vested Options by the Optionees prior to the Record Date for issue of Bonus Shares, in accordance with the Employee Stock Option Scheme of the Company ('the Scheme'), and shall stand reduced to the extent such Options are not exercised. With the issue of Bonus Shares, appropriate adjustments will be made to the number of Options and the Exercise Price in respect of Options granted under the Scheme and remaining unvested, in accordance with the provisions of the Scheme read with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

Such fully paid-up Bonus Shares shall be distributed to the Members of your Company, whose names shall appear on its Register of Members on the Record Date to be determined by the Board of Directors of your Company (which term shall be deemed to include any Committee thereof) for the purpose of issue of Bonus Shares, in the proportion of 1 Bonus Share of Re. 1/- each for every 2 Ordinary Shares of Re. 1/- each held by them respectively on the Record Date.

The Bonus Shares so allotted shall rank pari passu in all respects with the fully paid-up Ordinary Shares of the Company as existing on the Record Date, save and except that they shall not participate in any dividend in respect of any financial year up to and including 31st March, 2005.

The Directors of your Company are interested in this Resolution to the extent of their respective shareholdings / Options in the Company.

The Board of Directors of your Company recommends this Resolution for your approval.

Dated : 17th June, 2005.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary


ITC Limited

Account No. :
No. of Shares :

FORM 2B

NOMINATION FORM

[To be filled in by individual(s) applying singly or jointly]

I/We .... and .... and ....
the holders of Ordinary Shares bearing No(s). ....
of ITC Limited wish to make a nomination and do hereby nominate the following person in whom all rights of transfer and/or amount payable in respect of Shares shall vest in the event of my / our death.

Name, Address and Signature of Nominee

Name : ....
Address : ....
....
Signature : ....
Date of Birth*: ....
(*To be furnished in case the nominee is a minor)
** The Nominee is a minor whose guardian is
Name : ....
Address : ....
....
Signature : ....
(**To be deleted if not applicable)

Name, Address and Signature of Holder(s)

1. Name : ....
   Address : ....
   Signature : ....
   Date : ....
2. Name : ....
   Address : ....
   Signature : ....
   Date : ....
3. Name : ....
   Address : ....
   Signature : ....
   Date : ....

Name, Address and Signature of two Witnesses

	Name and Address	Signature with date
1.		
2.		

P.T.C

Instructions :

1. The Nomination can be made by individuals only holding Shares on their own behalf singly or jointly. Non-individuals including society, trust, body corporate, partnership firm, Karta of Hindu Undivided Family, power of attorney holder cannot nominate. If the Shares are held jointly, all joint holders are required to sign the Nomination Form. Space is provided as a specimen, if there are more joint holders more sheets can be added for signatures of holders of Shares and witnesses.
2. A minor can be nominated by a holder of Shares and in that event, the name, address and signature of the guardian shall be given by the holder.
3. The nominee shall not be a society, trust, body corporate, partnership firm, Karta of Hindu Undivided Family or a power of attorney holder. A non-resident Indian can be a nominee on repatriable basis.
4. Nomination stands rescinded upon transfer of Shares.
5. Transfer of Shares in favour of a nominee shall be a valid discharge by the Company against the legal heir.
6. The Nomination Form shall be filed in duplicate with the Investor Service Centre of the Company, at 37 Jawaharlal Nehru Road, Kolkata 700 071, which will return one copy thereof to the Shareholder.

FOR OFFICE USE ONLY

Nomination Registration Number
Date of Registration
Checked by (Name and Signature)



MESSAGE FOR INVESTORS RELATING TO ISSUE OF SECURITIES, INVESTING IN DERIVATIVES, COLLECTIVE INVESTMENT SCHEME (CIS), DEALING WITH BROKERS & SUB - BROKERS, INVESTING IN MUTUAL FUNDS, BUY BACK OF SECURITIES, OPEN OFFER UNDER TAKEOVER REGULATIONS AND DEALING IN SECURITIES

ISSUE OF SECURITIES

DOS

- ✓ Read the Prospectus/ Abridged Prospectus and carefully note:
  - ✓ Risk factors pertaining to the issue.
  - ✓ Outstanding litigations and defaults, if any.
  - ✓ Financials of the issuer.
  - ✓ Object of the issue.
  - ✓ Company history.
  - ✓ Background of promoters.
  - ✓ Instructions before making application.
- ✓ In case of any doubt/problem, contact the Compliance Officer named in the offer document.
- ✓ In case you do not receive physical certificates/credit to demat account or application money refund, lodge a complaint with Compliance Officer of issuer company and post issue lead manager as stated in the offer document.

DON'TS

- ✗ Do not fall prey to market rumours.
- ✗ Do not go by any implicit/explicit promise made by the issuer or any one else.
- ✗ Do not invest based on bull run of the market index/scrips of other companies in same industry/issuer company.
- ✗ Do not bank upon the price of the shares of the issuer company to go up in the short run.

INVESTING IN DERIVATIVES

DOS

- ✓ Go through all rules, regulations, bye-laws and disclosures made by the Exchanges.
- ✓ Trade only through - Trading Member (TM) registered with SEBI or authorised person of TM registered with the Exchange.
- ✓ While dealing with an authorised person, ensure that the contract note has been issued by the TM of the authorized person only.
- ✓ While dealing with an authorized person, pay the brokerage/payments/margins etc. to the TM only.
- ✓ Ensure that for every executed trade you receive duly signed contract note from your TM highlighting the details of the trade along with your unique client-id.
- ✓ Obtain receipt for collateral deposited with Trading Member (TM) towards margin.
- ✓ Go through details of Client-Trading Member Agreement.
- ✓ Know your rights and duties vis-à-vis those of TM/ Clearing Member.
- ✓ Be aware of the risk associated with your positions in the market and margin calls on them.
- ✓ Collect / pay mark to market margins on your futures position on a daily basis from / to your Trading Member.

DON'TS

- ✗ Do not start trading before reading and understanding the Risk Disclosure Documents.
- ✗ Do not trade on any product without knowing the risk and rewards associated with it.

COLLECTIVE INVESTMENT SCHEME (CIS)

DOS

- ✓ Before investing ensure that the entity is registered with SEBI.
- ✓ Read the offer document of the Scheme especially the risk factors carefully.
- ✓ Check the viability of the project.
- ✓ Check and verify the background/expertise of the promoters.
- ✓ Ensure clear and marketable title of the property/assets of the entity.
- ✓ Ensure that the Collective Investment Management Company (CIMC) has the necessary infrastructure to carry out the Scheme.
- ✓ Check the credit rating of the Scheme and tenure of the rating.




ITC Limited

- ✓ Check for the appraisal of the Scheme and read the brief appraisal report.
- ✓ Read carefully the objects of the Scheme.
- ✓ Check for the promise vis-a-vis performance of the earlier Schemes in the offer document.
- ✓ Ensure that CIMC furnishes a copy of the Annual Report within two months from the closure of the financial year.
- ✓ Note that SEBI cannot guarantee or undertake the repayment of money to the investors.

DON'TS

- ✗ Do not invest in any CIS entity not having SEBI registration.
- ✗ Do not get carried away by indicative returns.
- ✗ Do not invest based on market rumours.

DEALING WITH BROKERS & SUB-BROKERS

DOS

- ✓ Deal only with SEBI registered intermediaries.
- ✓ Ensure that the intermediary has a valid registration certificate.
- ✓ Ensure that the intermediary is permitted to transact in the market.
- ✓ State clearly who will be placing orders on your behalf.
- ✓ Insist on client registration form to be signed by the intermediary before commencing operations.
- ✓ Enter into an agreement with your broker or sub-broker setting out terms and conditions clearly.
- ✓ Insist on contract note/ confirmation memo for trades done each day.
- ✓ Insist on bill for every settlement.
- ✓ Ensure that broker's name, trade time and number, transaction price and brokerage are shown distinctly on the contract note.
- ✓ Insist on periodical statement of accounts.
- ✓ Issue cheques/drafts in trade name of the intermediary only.
- ✓ Ensure receipt of payment/ deliveries within 48 hours of payout.
- ✓ In case of disputes, file written complaint to intermediary/ Stock Exchange/SEBI within a reasonable time.
- ✓ In case of sub-broker disputes, inform the main broker about the dispute within 6 months.
- ✓ Familiarise yourself with the rules, regulations and circulars issued by Stock Exchanges/SEBI before carrying out any transaction.

DON'TS

- ✗ Do not deal with unregistered intermediaries.
- ✗ Do not pay more than the approved brokerage to the intermediary.
- ✗ Do not undertake deals for others.
- ✗ Do not neglect to set out in writing, orders for higher value given over phone.
- ✗ Do not sign blank Delivery Instruction Slip(s) (DIS) while meeting security pay-in obligation.
- ✗ Don't accept unsigned/duplicate contract note /confirmation memo.
- ✗ Don't accept contract note/confirmation memo signed by any unauthorised person.
- ✗ Don't delay payment/deliveries of securities to broker/ sub-broker.
- ✗ Don't get carried away by luring advertisements, if any.
- ✗ Don't be led by market rumours or get into shady transactions.

INVESTING IN MUTUAL FUNDS

DOS

- ✓ Read the offer document carefully before investing.
- ✓ Note that investments in Mutual Funds may be risky.
- ✓ Mention your bank account number in the application form.
- ✓ Invest in a Scheme depending upon your investment objective and risk appetite.
- ✓ Note that Net Asset Value of a Scheme is subject to change depending upon market conditions.
- ✓ Insist for a copy of the offer document/key information memorandum before investing.
- ✓ Note that past performance of a Scheme is not indicative of future performance.
- ✓ Past performance of a Scheme may or may not be sustained in future.
- ✓ Keep track of the Net Asset Value of a Scheme, where you have invested, on a regular basis.
- ✓ Ensure that you receive an account statement for the money that you have invested.
- ✓ Update yourself on the performance of the Scheme on a regular basis.

DON'TS

- ✗ Do not invest in a Scheme just because somebody is offering you a commission or other incentive, gifts etc.




ITC Limited

- ✗ Do not get carried away by the name of the Scheme/Mutual Fund.
- ✗ Do not fall prey to promises of unrealistic returns.
- ✗ Do not forget to take note of risks involved in the investment.
- ✗ Do not hesitate to approach concerned persons and then the appropriate authorities for any problem.
- ✗ Do not deal with any agent/broker dealer who is not registered with Association of Mutual Funds in India (AMFI).

BUYBACK OF SECURITIES

DOS

- ✓ Read the special resolution regarding the proposed buy back in detail and then vote for it.
- ✓ Compare the price offered in buy back with market price during last few months, Earning per Share, Book Value etc.
- ✓ Determine whether the price offered is reasonable.
- ✓ Read the instructions for making the application for tendering of shares carefully and follow them.
- ✓ Ensure that your application reaches the collection centre well within time.
- ✓ If you don't get the letter of offer within reasonable period, contact the Merchant Banker.
- ✓ Mention all details as required in the letter of offer legibly.
- ✓ Furnish all the documents asked for in the letter of offer.
- ✓ Send application through the mode (post/courier/hand delivery/ ordinary post etc.) specified in the letter of offer.
- ✓ Contact Merchant Banker (MB) if no response is received from company / MB regarding consideration for tendered shares within stipulated time.
- ✓ Contact Compliance Officer mentioned in the letter of offer in case of any grievance against the company.
- ✓ Contact the Registrar of Companies in case you feel that provision of the Companies Act has been violated.
- ✓ Contact the Merchant Banker in case of any grievance against the procedure followed in the buy back.

DON'TS

- ✗ Don't submit multiple applications.
- ✗ Don't forget to fill up the application legibly.
- ✗ Don't mutilate the application form.
- ✗ Don't cross/ cut in the application form.
- ✗ Don't send the application at wrong address.
- ✗ Don't send the application after the close of offer.
- ✗ Don't forget to give complete information in the application form.
- ✗ Don't forget to sign on application form.
- ✗ Don't give wrong/ contradictory information on the application form.

OPEN OFFER UNDER TAKEOVER REGULATIONS

DOS

- ✓ Ensure that you are aware of all competitive offers and revision of offer before deciding on accepting the offer.
- ✓ Refer to national dailies / SEBI website for details of competitive offers or revisions of offers.
- ✓ Note that the offer would be subject to statutory approvals, if any, mentioned in the Letter of Offer.
- ✓ Check whether the offer will result in delisting of the company.
- ✓ In case of demateralised equity shares ensure credit is received to the Special Depository Account before the closure of the Offer.
- ✓ Carefully note the timings/days for hand delivery of the documents mentioned in the letter of offer.
- ✓ Wait till last date for Offer Revision (i.e. 7 working days prior to date of closing of offer) before tendering acceptance.
- ✓ Submit the Form of Withdrawal accompanying the Letter of Offer at any specified collection center upto 3 working days before date of closing of the Offer in case you want to withdraw the shares tendered.
- ✓ Ensure that signatures on Form of Acceptance, Transfer Deed, Depository Instruction and Form of Withdrawal are in same order and same as those lodged with the company.
- ✓ In case of non receipt of Offer Document, you can tender or withdraw from the offer by making an application on plain paper giving the necessary details.

DON'TS

- ✗ Don't wait for the last date for the closure of the offer for tendering your acceptance.
- ✗ Don't fill in the details of the buyer/transferee in the transfer deed to be sent.
- ✗ Don't file an incomplete application form/invalid documents.




ITC Limited

DEALING IN SECURITIES

DOS

- ✓ Transact only through Stock Exchanges.
- ✓ Deal only through SEBI registered intermediaries.
- ✓ Complete all the required formalities of opening an account properly (Client registration, Client agreement forms etc).
- ✓ Ask for and sign "Know Your Client Agreement".
- ✓ Read and properly understand the risks associated with investing in securities / derivatives before undertaking transactions.
- ✓ Assess the risk – return profile of the investment as well as the liquidity and safety aspects before making your investment decision.
- ✓ Ask all relevant questions and clear your doubts with your broker before transacting.
- ✓ Invest based on sound reasoning after taking into account all publicly available information and on fundamentals.
- ✓ Give clear and unambiguous instructions to your broker / sub-broker / Depository Participant (DP).
- ✓ Be vigilant in your transactions.
- ✓ Insist on a contract note for your transaction.
- ✓ Verify all details in contract note, immediately on receipt.
- ✓ Crosscheck details of your trade with details as available on the exchange website.
- ✓ Scrutinize minutely both the transaction and the holding statements that you receive from your DP.
- ✓ Keep copies of all your investment documentation.
- ✓ Handle DIS Book issued by DP's carefully.
- ✓ Insist that the DIS numbers are pre-printed and your account number (client id) be pre stamped.
- ✓ Incase you are not transacting frequently make use of the freezing facilities provided for your demat account.
- ✓ Pay the margins required to be paid in the time prescribed.
- ✓ Deliver the shares in case of sale or pay the money in case of purchase within the time prescribed.
- ✓ Participate and vote in general meetings either personally or through proxy.
- ✓ Be aware of your rights and responsibilities.
- ✓ Incase of complaints approach the right authorities for redressal in a timely manner.

DON'TS

- ✗ Don't undertake off-market transactions in securities.
- ✗ Don't deal with unregistered intermediaries.
- ✗ Don't fall prey to promises of unrealistic returns.
- ✗ Don't invest on the basis of hearsay and rumours; verify before investment.
- ✗ Don't forget to take note of risks involved in the investment.
- ✗ Don't be misled by rumours circulating in the market.
- ✗ Don't be influenced into buying into fundamentally unsound companies (penny stocks) based on sudden spurts in trading volumes or prices or non authentic favourable looking articles / stories.
- ✗ Don't follow the herd or play on momentum - it could turn against you.
- ✗ Don't be misled by so called hot tips.
- ✗ Don't try to time the market.
- ✗ Don't hesitate to approach the proper authorities for redressal of your doubts / grievances.
- ✗ Don't leave signed blank DIS of your demat account lying around carelessly or with anyone.
- ✗ Do not sign blank DIS and keep them with DP or broker to save time. Remember your carelessness can be your peril.

Published by
SECURITIES AND EXCHANGE BOARD OF INDIA
(www.sebi.gov.in)
(http://investor.sebi.gov.in)


ITC Limited

Printed and Circulated in the interest of Investors by ITC Limited.

Delighting the Indian global consumer

ITC's PAPERBOARDS & PACKAGING STORY

Economic liberalisation has thrown up significant opportunities and challenges for the Indian industry. Foremost among them, is the globalisation of the Indian market, leading to the growing sophistication of the Indian consumer. Rise in disposable incomes, changing attitude towards consumption and the increasing exposure to global lifestyles through the electronic media have powerfully combined to create newer and bigger markets of consumers who demand products and services of international standards. As per the estimates of the National Council for Applied Economic Research, the Indian middle-class has grown two and a half times between 1995-96 and 2001-02.

In keeping with its mission of delivering world-class performance, ITC has focused on achieving international standards in cost, quality and productivity in all its businesses. This is particularly true for ITC's Paperboards, Specialty Papers and Packaging business which provides international-class paperboards and packaging to a diverse range of industry customers.

ITC's paperboards and packaging support some of the biggest brands in India, including the Company's own leading FMCG brands. They feature on every supermarket shelf and retail outlet, straddling all carton-consuming segments including foods, beverages, pharma, personal care & toiletries, durable goods and matches – a testimony to ITC's undisputed leadership in value-added packaging.

This success did not come easily. Behind it lies a saga of business transformation. Of embracing a difficult and challenging corporate strategy. Of delivering a demanding execution plan. Of going beyond the call of duty by a team with the grit and courage to swim against the tide.

The story began over two and a half decades ago ...


CERELAC
MILO
Complan
Tetley
BIG CUPPA
Red Label
Nestea
Preserves
Sunfeast
Pasta Treat

Delighting the Indian global consumer

Twenty six years ago, ITC responded to the call of the Nation for backward area development and chose a tribal-dominated village in Khammam district of Andhra Pradesh to set up its first paperboards mill. Today, ITC's Unit in Bhadrachalam is synonymous with the largest and the most contemporary paperboards manufacturing facility in the country. It accounts for over 80% of ITC's total installed paperboard manufacturing capacity of 325,000 tonnes.

Yet, only a decade ago, outdated technology and products, dwindling sources of raw material supply and the high cost and unreliability of power supply had stacked the odds overwhelmingly against the business. Conventional wisdom would have dictated ITC's exit from the business. However, ITC's total commitment to creating sustainable value within India inspired the Company, against all odds, to craft a comprehensive turnaround strategy.

The aggressive pursuit of international competitiveness in cost and quality has enabled ITC's Paperboards business to fundamentally reinvent itself. The implementation of state-of-the-art technology has enabled the Company to create value-added products and packaging solutions, making ITC the decisive leader in this segment. The effective implementation of innovative energy and fibre strategies have provided the Company a distinct competitive advantage in the fast globalising Indian market.

The Second Miracle

The year: 1977. The place: The tiny village of Sarapakka on the banks of the river Godavari, near the temple town of Bhadrachalam made famous by the legend of the miracle of 'Bhakt Ramdas'. The people: Poor and deprived tribals, waiting for a miracle to uplift their future. It was in this most backward region of the country that ITC set up its first paperboards mill, triggering an economic transformation of the area. Jobs were created. A school was set up. A housing colony was established. Incomes grew. Local trade flourished. Hopes of prosperity had finally arrived.

For the poor of Sarapakka, what ITC had wrought was nothing short of a second miracle.

Set up in 2002, the state-of-the-art ECF Fibre Line produces eco-friendly elemental chlorine free pulp. This is the first of its kind in India





Paper Machine IV at Bhadrachalam, with a

PAPERBOARDS & SPECIALTY PAPERS

Customerspeak

"Our association with ITC has given us the desired results in terms of both quality and service. The paperboards supplied by ITC offer consistency in quality, resulting in excellent productivity in our packing lines with minimum wastage. Through its Kovai unit, ITC has also ensured faster lead times resulting in optimum inventory at each point of the value chain. Further, given ITC's size, product quality and proactive service levels, we are exploring supply-partnership with the Company for the Asia-Pacific region as a whole".

- Pradip Saha, Associate Director (Materials), Colgate Palmolive India


AASHIRVAAD
PONDS
Milk Chocolate
LIVON

Delighting the Indian global consumer

ITC's Paperboards business attained a momentous milestone in September 2002 with the establishment of India's first Elemental Chlorine Free (ECF) Fibre Line at the Bhadrachalam Unit. This state-of-the-art 100,000-tonne fibre line has significantly enhanced ITC's product portfolio. ECF pulp meets the requirements of food-grade and pharmaceutical packaging, as well as those of environment-friendly paper.

In November 2003, ITC acquired a paperboard manufacturing facility near Coimbatore in Tamil Nadu. Now fully integrated with the Paperboards & Specialty Papers business, the Kovai Unit, with a capacity of 65,000 tonnes, has enabled ITC to further improve customer service and reduce lead time for manufacturing customised recycled boards.

ITC set up India's first world-class plant for the manufacture of premium Cast Coated Boards at Bollarum in Andhra Pradesh. The Unit is geared to meet highly sophisticated packaging and printing requirements. It has now been further expanded with the addition of specialised conversion lines. A modern poly extruded line has been added to this production facility to meet the growing demand for food and beverage packaging. A new super calendering line installed at the Unit has enabled production of Art Boards and Ivory Cards, thereby expanding the product range.

Super Calendering technology at Bollarum



One-stop shop

ITC's commitment to product development is borne out by the breadth of its product portfolio, customised for a wide range of applications. ITC, now a one-stop shop for discerning paperboard users, is the most preferred supplier of premium paperboards for packaging and printing. It services a broad range of industries- FMCG, Textiles, Food & Beverages, Pharma-ceuticals and Publishing.

ITC is the largest exporter of coated boards from India, with nearly 20% of its production satisfying exacting customer specifications in over 40 countries.

The Paper Machine at Kovai uses waste-paper based raw material to produce customised recycled boards

Power Packed

Over the years specific energy usage at the Bhadrachalam Unit has shown substantial reduction, making this Unit one of the most energy-efficient paperboards producers internationally. The specific energy consumption now stands at 33.30 Giga Joules (GJ) per tonne of paperboard, comparable with the best in the world. The international benchmark for structurally similar mills is 32.00 to 40.93 GJ per tonne of paper.

More than 95% of the energy consumed by the Bhadrachalam Unit is generated internally.


CERELAC
Red
MANGALDEEP
Colgate
Complan
mulya
ALL OUT
Good Knight
SPRIHA

ITC's fibre strategy is a telling example of linking business purpose with the creation of sustainable livelihoods. The Company has creatively leveraged its need for sustainable sources of high quality wood fibre to provide significant livelihood opportunities to economically backward wasteland owners.

The main plank of this initiative is the building of grassroots capacities which initiate a virtuous cycle of sustainable development. ITC, working with select NGOs and the Government of Andhra Pradesh, selects poor tribals with wastelands and organises them into self-supporting forest user groups. The user group leaders are trained in the best silvicultural practices to grow high quality timber as a viable crop. They are also trained to grow other local species to meet their domestic fodder, fuel and nutrition requirements.

ITC provides a comprehensive package of support and extension services to farmers encompassing loans, land development, planting of saplings, plantation maintenance, marketing and funds management. This intervention has been institutionalised by creating village-level natural resource management committees comprising local farmers. At the heart of this comprehensive greening project is ITC's state-of-the-art research centre at Bhadrachalam. Biotechnology research enables ITC to make available high-yielding, disease-resistant clonal saplings, thereby presenting attractive land-use alternatives to traditional farmers and wasteland owners.

The Mist Chamber at ITC's R&D Centre for growing high-yielding, disease-resistant clones

The clonal propagation project is at the heart of the Company's fibre strategy. Todate, 100 million saplings have been planted under the project

Creating Livelihoods

ITC's Social and Farm Forestry programmes generate significant employment opportunities for the rural poor. The development of high-yielding clones for plantations and afforestation involves a host of employment intensive activities like:

- Raising and maintaining gene banks
- Sapling production in various nurseries and their transportation to the field for planting
- Land preparation for planting
- Planting operations like alignment, pitting, levelling and fencing
- Weeding, tending, soil working and inter-cropping.

As at March 2005, ITC's Forestry programmes covered over 29,230 hectares of land, with resultant employment opportunities generated for over 290,000 rural poor.



ITC is a premier manufacturer of Specialty Papers in India with a diversified product range. The Company's mill at Tribeni in West Bengal, is exclusively dedicated to making Specialty Papers. ITC's Specialty Papers are used in the manufacture of cigarettes, decorative laminates, electrical equipment, fireworks and automotive filters. They are also used for fine printing, packaging and carbonising.

ITC has pioneered the manufacture of Specialty Papers for the Indian cigarette industry. The Company currently offers a comprehensive range of Cigarette Tissues, Plug Wrap, Tipping Base, Printed Tipping Papers and Metallising Base. Behind ITC's success lies its ability to evolve long-term product development solutions on the basis of customer specifications and emerging market trends.

Something Special

ITC's Specialty Papers Unit has played a pioneering role in the development of a range of high porosity cigarette papers to exacting benchmarks. Investment in state-of-the-art technology, global sourcing of high quality inputs and a contemporary R&D infrastructure have combined to create capabilities that satisfy demanding customers. Spurred by its success in the domestic market, ITC has now commenced making forays into highly competitive export markets.

Control room at the Tribeni Unit. Sophisticated technology ensures adherence to customer specifications

Paper Machine I at Tribeni with a modern web inspection system that helps control quality parameters

JUST LAUNCHED: **Carte Lumina for developed markets like the UK. Used in Pharma and Graphic industries**

ITC's unrivalled range of Paperboards

TYPE	BRANDS	INDUSTRY APPLICATIONS
Cast Coated / Specialty Boards	Indolux Safire, Art Maestro, Carte Persona, Indolux Label Base, Indolux Paper	Pharma, Graphic
Liquid Packaging Board		Aseptic Liquid Packaging
Virgin Boards	Cyber XLPac, Safire Graphik, Pearl Graphik	FMCG, Pharma, Premium Cosmetics, Foods, Greeting cards
Cupstock (Barrier Boards: single side or both sides coated)	Indobev & Indobarr	Paper Cups, Soaps, Ice Creams, Beverages
Recycled Boards		FMCG & Garments
Gypsum Base Board		Partition Boards

ITC's Elemental Chlorine Free brands for eco-friendly packaging



ELEMENTAL CHLORINE FREE
ECF
ENVIRONMENT FRIENDLY
Indolux
Cyber
XLPac
Indobev
Indo barr
SAFIRE GRAPHIK

ITC's range of Specialty Papers

Fine Printing & Specialty Packaging	Decor	Cigarette Paper	Niche Specialties

Symbols of Success

No. of employees: 3,378
No. of factories: 3
Capacity: 325,000 tonnes
No. of customers: Over 1,000
No. of countries exported to: 40

Significant awards: Golden Peacock Global Award; Greentech Environment Excellence Gold Award; Highest Green Rating from Centre for Science and Environment; CII ENCON Award; CAPEXIL Top Export Award; Indira Priyadarshini Vrikshamitra Award; CII Vantech Industry Rolling Trophy; Rajiv Gandhi Parti Bhoomi Mitra Award; National Award for Energy Conservation; Gold Award for Safety from the Royal Society for Prevention of Accidents (UK).



NUEVO TESTAMENTO ILUSTRADO

ITC's Packaging & Printing Business is India's largest convertor of paperboard into high-value packaging. It converts over 35,000 tonnes of paper and paperboard per annum into a variety of value-added packaging solutions for the food & beverage, liquor, personal care products and FMCG industries, including export markets.

The Packaging and Printing business functions as a valuable crosslink between the Paperboards and FMCG businesses, enabling quick trials to speed up the learning curve on quality and 'fitness for purpose'.

ITC's Packaging business is India's most sophisticated packaging house. State-of-the-art technology, world-class quality and a highly skilled and dedicated team have combined to position ITC as the first-choice marketing partner for high value added packaging solutions.

The Sprintera is the first of its kind in the Asia-Pacific region with an in-built power register for precision diecutting





Image control, a colour measuring system from Heidelberg, assures customers greater reliability

The Bobst Lemanic eight-colour rotogravure press has registered inline printing, rotary embossing, creasing, diecutting and blank separation in one pass with automatic bundling of the delivery. Its products run on the fastest packers in the world

Employee Commitment

The Packaging & Printing factory at Tiruvottiyur, Chennai has broken innovative ground with a unique EI (Employee Involvement) scheme which was started in 2002. The scheme clocks an average of 3.5 suggestions per month per employee. This degree of employee participation and involvement is the highest among all ITC Units and one of the highest in India. The suggestions cover safety, productivity, quality, waste, Total Productive Maintenance (TPM), innovation and other work-related topics.


Lipton
YELLOW LABEL
TEA
MILO
NESCAFE
GEMINI
Pasta Treat
INSTANT PASTA

Delighting the Indian global consumer

ITC has enhanced the value of some of the most popular brands with superior look-and-feel packaging, using the best raw materials and process combinations, including an in-house pre-press Design Centre.

Partnering the client to evolve packaging solutions and superior specifications constitutes ITC's compelling value proposition. A Product Introduction Process team pioneers packaging innovations. A multi-functional team pilots the client's packaging specifications through the manufacturing system.

With two ISO 9000/14000/18000 certified packaging factories at Tiruvottiyur in Tamil Nadu and Munger in Bihar, ITC offers a comprehensive range of packaging solutions that includes:

• Flip-top boxes • Display outers • Shells and slides • Softcup and strap labels • Bundle wraps • Flap boxes • Inner frames • Coupon inserts • Folding cartons • Shoulder boxes • Pre-printed cork tipping • Flexibles.

ITC uses a high end Esko-Graphics pre-press system for design work. It is connected on ISDN lines for fast import/export of images, facilitating speedy customer approval and downstream processing





The nine-colour Bobst Schiavi for gravure printing on paper and flexibles will help service the quality packaging requirements of FMCG customers

Symbols of Success

No. of employees: 725
No. of factories: 2
Capacity: 35,000 tonnes
No. of customers: 32
No. of countries exported to: 16

Significant awards: The Greentech Environment Award; Level 7 on the International Quality Rating System (IQRS); British Safety Council Swords of Honour; CAPEXIL Export Award; World Star, Asia Star and India Star Awards for excellence in packaging.


BOBST

The Kongsberg enables quick samples to be cut from die-CAD
The BMA (right) offers hot foil stamping, hologra

CONTENTS



BOARD OF DIRECTORS

Chairman

Yogesh Chander Deveshwar

Executive Directors

Sahibzada Syed Habib-ur-Rehman
Anup Singh
Krishnamoorthy Vaidyanath

Non-Executive Directors

John Patrick Daly
Charles Richard Green
Yesh Pall Gupta
Ajeet Prasad
Pillappakkam Bahukutumbi Ramanujam
Basudeb Sen
Ram S Tarneja
Balakrishnan Vijayaraghavan

BOARD COMMITTEES

Audit Committee

P B Ramanujam	Chairman
Y P Gupta	Member
B Vijayaraghavan	Member
K Vaidyanath (Director responsible for the Finance Function)	Permanent Invitee
S Basu (Head of Internal Audit)	Permanent Invitee
Representative of the Statutory Auditors	Permanent Invitee
B B Chatterjee	Secretary

Compensation Committee

B Sen	Chairman
J P Daly	Member
C R Green	Member
Y P Gupta	Member
Ram S Tarneja	Member

Investor Services Committee

B Sen	Chairman
P B Ramanujam	Member
A Singh	Member
B B Chatterjee	Secretary

Nominations Committee

Y C Deveshwar	Chairman
J P Daly	Member
C R Green	Member
Y P Gupta	Member
Ajeet Prasad	Member
P B Ramanujam	Member
B Sen	Member
Ram S Tarneja	Member
B Vijayaraghavan	Member

CORPORATE MANAGEMENT COMMITTEE

Directors

Y C Deveshwar	Chairman
S S H Rehman	Member
A Singh	Member
K Vaidyanath	Member

Executives

K S Vaidyanathan	Member
A Nayak	Permanent Invitee
R Srinivasan	Permanent Invitee
R G Jacob	Special Invitee
B B Chatterjee	Secretary

Executive Vice President & Company Secretary

Bishwa Behari Chatterjee

Company Solicitor

Kannadiputhur Sundararaman Suresh

Investor Service Centre

37 Jawaharlal Nehru Road, Kolkata 700 071, India
Phone : 033-2288 6426/2288 0034
Fax : 033-2288 2358
e-mail : isc@itc.co.in

Auditors

A F Ferguson & Co.
Chartered Accountants, Kolkata

Registered Office

Virginia House
37 Jawaharlal Nehru Road, Kolkata 700 071, India
Phone : 033-2288 9371
ITC corporate website : www.itcportal.com

YOUR DIRECTORS

Y. C. Deveshwar

Y. C. Deveshwar, Chairman of ITC Limited since January 1, 1996, is respected for the deep insight with which he steers a multi-business corporation like ITC, and is credited with several key strategic interventions which have positioned ITC as a well managed, well governed, value creating, top league Company in India.

An engineering graduate from IIT, Delhi, Deveshwar was handpicked by the Government in 1991 to head the national carrier, Air India, as Chairman and Managing Director. He had a successful stint in this assignment till 1994, during which period he was also a member on the Boards of Indian Airlines, International Airports Authority of India, Airports Authority of India and Air Mauritius Limited. Deveshwar is the President of the Confederation of Indian Industry, India's premier industry body. He also serves on the Executive Committees of other prominent trade and industry bodies. He is a member of the Board of Governors of the Indian School of Business, Hyderabad. The Government of India has nominated him the Chairman of the Society and Board of Governors of the Indian Institute of Management, Calcutta. He is also a member of the National Manufacturing Competitiveness Council.

Deveshwar has been honoured with several recognitions within India, including the Honorary Fellowship of the All India Management Association, the Distinguished Alumni Award of the Indian Institute of Technology, Delhi, the Meridien Hotelier of the Year Award and the Marketing Man of the Year from A&M, the country's leading marketing publication. Deveshwar has also been honoured with the Manager Entrepreneur of the Year Award 2001, by Ernst & Young.

Other Directorships

Name of the Company	Position
Surya Nepal Private Limited*	Chairman & Director
International Travel House Limited	Director
HT Media Limited	Director
Woodlands Medical Centre Limited	Director
West Bengal Industrial Development Corporation Limited	Director

Committee Memberships of other Companies: Nil

S. S. H. Rehman

S. S. H. Rehman was appointed a Director on the Board of ITC on November 21, 1997. He began his career with the Indian Army, moving over to the hospitality industry in 1975 and joining ITC in 1979. Since then Rehman has been General Manager of Welcomgroup's premier hotels across India as also its Regional Director, Vice President-Operations and President. Rehman was appointed Managing Director of the erstwhile ITC Hotels Limited in 1994 and continued in that position till July, 2003. He is currently in charge of the Hotels, Travel & Tourism and Foods businesses of the Company.

Other Directorships

Name of the Company	Position
International Travel House Limited	Chairman & Director
Landbase India Limited	Chairman & Director
Fortune Park Hotels Limited	Chairman & Director
Gujarat Hotels Limited	Chairman & Director
Srinivasa Resorts Limited	Vice Chairman & Director
Maharaja Heritage Resorts Limited	Director
Tourism Finance Corporation of India Limited	Director
Mumbai International Convention & Exhibition Centre Limited	Director

Committee Memberships of other Companies: Nil

Anup Singh

Anup Singh was appointed a Director on the Board of ITC on November 21, 1997. He joined ITC in 1968 after receiving a Bachelor's degree in Electrical Engineering from IIT, Kharagpur. He was a key participant in the Company's major strategic initiative in the mid-seventies to implement the concept of 'Management by Objectives (MBO)'.

Singh has had a long stint in ITC's Cigarette business, including heading it as the Chief Executive. He has also been the Chief Executive of the erstwhile Specialty Papers Division. He is currently in charge of the Cigarettes, Information Technology and Lifestyle Retailing businesses of the Company.

He is immediate Past President and a Committee member of the Indian Chamber of Commerce. He is also a Director of The Tobacco Institute of India.

Other Directorships

Name of the Company	Position
ITC Infotech India Limited	Chairman & Director
ITC Infotech Limited*	Chairman & Director
ITC Infotech (USA), Inc.*	Chairman & Director
Asia Tobacco Company Limited	Chairman & Director
Surya Nepal Private Limited*	Director
West Bengal Industrial Development Corporation Limited	Director
The Tollygunge Club Limited	General Committee Member

Committee Memberships of other Companies: Nil

K. Vaidyanath

K. Vaidyanath was inducted into the ITC Board on January 17, 2001. He holds responsibility for the Company's Finance & IT functions, its investment subsidiary, Agri Business and Corporate Communications. Before his elevation to the Board, he was the Company's Chief Financial Officer.

An MBA from XLRI, Jamshedpur, Vaidyanath has been with ITC for the past 29 years. He has held various positions in the Company's Finance function including that of Head of Finance of ITC's Packaging, Hotels and International Businesses. He has also been Head of Corporate Planning & Treasury, as well as Internal Audit.

Vaidyanath is a Committee member of the Bengal Chamber of Commerce and Industry. He was adjudged one of the best CFOs in the country in a survey conducted by Business Today magazine in 2005.

Other Directorships

Name of the Company	Position
Russell Credit Limited	Chairman & Director
Gold Flake Corporation Limited	Chairman & Director
Wills Corporation Limited	Chairman & Director
Greenacre Holdings Limited	Chairman & Director
ITC Infotech India Limited	Director
Agro Tech Foods Limited	Director
Classic Infrastructure & Development Limited	Director

Committee Memberships of other Companies

Name of the Company	Committee	Position
Russell Credit Limited	Audit Committee	Chairman
Gold Flake Corporation Limited	Audit Committee	Chairman
Greenacre Holdings Limited	Audit Committee	Chairman
ITC Infotech India Limited	Audit Committee	Member

J. P. Daly

J. P. Daly joined the ITC Board as a representative of BAT on January 21, 2005. His academic qualifications include a Master of Business Administration from the University of Dublin and a Diploma in Marketing from the Institute of Marketing, UK. Daly was appointed Director, Asia Pacific, BAT in October 2004. He has occupied senior positions for nearly 20 years in the tobacco and pharmaceutical industries. Prior to the merger of British American Tobacco and Rothmans International in 1999, Daly was the Strategic Planning Director – EU in Rothmans Europe and the Managing Director – Japan and Korea in Rothmans Asia. After the completion of the merger he was appointed Regional Manager – Middle East, South and Central Asia and then as Area Director – Middle East.

Other Directorships

Name of the Company	Position
British-American Tobacco Middle East FZ-LLC*	Director
British American Tobacco (Australasia Holdings) Pty. Limited*	Director

Committee Memberships of other Companies: Nil

C. R. Green

C. R. Green has represented BAT on the ITC Board from April 16, 1999. He joined BAT in 1993 after a long and distinguished career in the oil industry. He has spent over 18 years with Texaco, the US oil major in a variety of roles including Director of Texaco, Brazil and its Regional Manager for Latin America.

In the tobacco industry, Green has worked with Brown & Williamson, where he was Vice President for Latin America, Middle East and Africa and President for Japan. He became BAT's Area Director for Southern Europe in 1998. A year later, he assumed charge as BAT's Regional Director for the Middle East, South and Central Asia region. He retired from BAT on April 1, 2002.

Other Directorships

Name of the Company	Position
DIMON Inc.*	Director

Committee Memberships of other Companies: Nil

Y. P. Gupta

Y. P. Gupta joined the ITC Board as a representative of the Life Insurance Corporation of India (LIC) on October 25, 2000. He joined LIC as a direct recruit officer in 1964 and served with distinction in various posts before becoming Managing Director. He had been Current-in-charge Chairman of LIC for a short duration and Chief Executive of LIC Housing Finance Limited. He also held the position of Vice President of the Forum of Housing Finance Companies in India. He retired from LIC in October, 2000. Post-retirement he has also served as Advisor to IDBI for 3 years.

Other Directorships

Name of the Company	Position
IDBI Home Finance Limited	Director
Grasim Industries Limited	Director
Malwa Cotton Spinning Mills Limited	Director
Raunaq International Limited	Director
Ultra Tech Cemco Limited	Director
Punjab Tractors Limited	Director
Industrial Investment Bank of India Limited	Government Director

Committee Memberships of other Companies

Name of the Company	Committee	Position
IDBI Home Finance Limited	Audit Committee	Chairman
Industrial Investment Bank of India Limited	Audit Committee	Chairman
	Investors' Grievances Committee	Member

Ajeet Prasad

Ajeet Prasad joined the ITC Board as a representative of the Unit Trust of India (UTI) on December 7, 2001. He is an MBA in Marketing from the University of Allahabad. He started his career with Swadeshi Polytex as a Management Trainee and moved to Western UP Productivity Council as Assistant Director before joining UTI in 1978 as Staff Officer. He has had a distinguished career with UTI during which he held several senior positions including that of Deputy / Joint General Manager handling Post Investment operations. Between 1994 and 1996, he was on deputation to the Over the Counter Exchange of India (OTCEI) as Managing Director. He resumed his responsibilities with UTI as General Manager in charge of the Department of Investment Monitoring.

He is currently Executive Director, UTI Asset Management Company Pvt. Limited and oversees multiple functions, viz. Investment Monitoring, Special Recovery and Legal Affairs. He has attended the Advance Management Programme conducted by Harvard Business School, Boston, USA.

Other Directorships

Name of the Company	Position
Kalyani Steels Limited	Nominee Director
Triveni Glass Limited	Nominee Director
Jenson & Nicholson (I) Limited	Nominee Director
Unit Trust of India Investment Advisory Services Limited	Nominee Director
Cairo Mutual Funds Management Co. Limited*	Nominee Director
ASREC (India) Limited	Nominee Director
UTI Bank Limited	Director

Committee Memberships of other Companies

Name of the Company	Committee	Position
Kalyani Steels Limited	Audit Committee	Chairman
Triveni Glass Limited	Audit Committee	Member
UTI Bank Limited	Shareholders / Investors Grievance Committee	Member

P. B. Ramanujam

P. B. Ramanujam has represented the General Insurance Corporation of India (GIC) and its erstwhile subsidiaries on the Board of ITC since October 30, 1998. He has held several responsibilities in GIC covering finance, accounts / investments, reinsurance, information technology etc. He was General Manager and Director with the National Insurance Company Limited and the Managing Director of GIC till July 31, 2004.

Ramanujam has served as a faculty member at the National Insurance Academy, Pune. He was also the Chairman of the committee appointed by the interim Insurance Regulatory Authority (IRA) for prescribing norms, rules and regulations in the area of finance. He has also been a member of two other IRA committees on technical issues and investment matters, and Insurance Regulatory Information System. He has recently been appointed Chairman of FICCI's Reinsurance Sub-Committee. He is also a Member of the Insurance Tariff Advisory Committee and the Finance Committee of Insurance Regulatory and Development Authority (IRDA).

Other Directorships

Name of the Company	Position
Nicco Corporation Limited	Director
BOC India Limited	Director

Committee Memberships of other Companies: Nil

Basudeb Sen

Basudeb Sen has been on the Board of ITC since March 23, 1995, first as a nominee, then as a representative of UTI, and from July 28, 2000 as an Independent Non-Executive Director. Sen has over 32 years of management experience in different areas of commercial banking, development banking and investment management. He is an M.A. in Economics and a Ph.D. from Indian Statistical Institute, besides being an alumnus of the Harvard Business School. He has contributed several articles in academic / professional journals and financial papers on a wide range of issues related to management, economics, banking, financial markets and energy.

He has served as Chairman and Managing Director of the Industrial Investment Bank of India Limited and as Executive Director of UTI. He has managed critical business responsibilities in various areas including strategic planning, risk management system, investment portfolio management and fund marketing and credit and project appraisal. In the last two decades, Sen has served as Chairman and / or Member of various working groups / committees set up by SEBI, RBI, Indian financial institutions and industry associations on such issues as consortium lending, corporate governance, institutional disinvestment, overseas investment by mutual funds, money markets and corporate debt restructuring, as also on the Boards of several companies in sectors like infrastructure, engineering, petrochemicals, electronics and financial services.

Other Directorships

Name of the Company	Position
Gujarat NRE Coke Limited	Director
South Asian Petrochem Limited	Director
Srei Venture Capital Limited	Director

Committee Memberships of other Companies

Name of the Company	Committee	Position
Gujarat NRE Coke Limited	Audit Committee	Member
South Asian Petrochem Limited	Shareholders' Grievance Committee	Member
	Audit Committee	Member

Ram S. Tarneja

Ram S. Tarneja joined the ITC Board as an Independent Non-Executive Director on November 25, 1996. His present Chairmanships include, among others, that of Jolly Board Limited, Nissin ABC Logistics Pvt. Limited and the Pan Asian Management & Rural Research Organisation.

Tarneja was Managing Director – Bennett, Coleman & Co. Limited, until May 1991 and continues to be on the Board of that company. He is past President, Indian Merchants Chamber, All India Management Association, Indian Newspaper Society, Indian Institute of Personnel Management, Asian Association of Management Organisations and others.

Other Directorships

Name of the Company	Position
Jolly Board Limited	Chairman & Director
Transcorp International Limited	Director
Nesco Limited	Director
Bharat Gears Limited	Director
Bennett, Coleman & Co. Limited	Director
Housing Development Finance Corporation Limited	Director
Ballarpur Industries Limited	Director
Rallis India Limited	Director
Otis Elevator Company (India) Limited	Director
Phillips Carbon Black Limited	Director
Gati Limited	Director
Phoenix Township Limited	Director
SOWiL Limited	Director

Committee Memberships of other Companies

Name of the Company	Committee	Position
Bharat Gears Limited	Audit Committee	Chairman
Bennett, Coleman & Co. Limited	Audit Committee	Chairman
Housing Development Finance Corporation Limited	Shareholders / Investors Grievance Committee	Chairman
Ballarpur Industries Limited	Shareholders / Investors Grievance Committee	Chairman
Rallis India Limited	Audit Committee	Member
	Shareholders / Investors Grievance Committee	Member
Otis Elevator Company (India) Limited	Audit Committee	Member

B. Vijayaraghavan

B. Vijayaraghavan joined the ITC Board as an Independent Non-Executive Director on November 25, 1996. Vijayaraghavan was in the Indian Administrative Service from 1957 to 1993, when he retired in the rank of Chief Secretary to the Government of Tamil Nadu. He has served as Secretary to the Tamil Nadu Government in the Public Works, Forests & Fisheries, Prohibition and Excise and Home departments. He has been the Chairman of the Tamil Nadu Electricity Board, Member – Board of Revenue and Commissioner of Commercial Taxes, Tamil Nadu, Chairman and President – Tuticorin Alkali Chemicals and Fertilisers Limited, Chairman and Managing Director – State Industries Promotion Corporation of Tamil Nadu and Vigilance Commissioner and Commissioner for Administrative Reforms, Tamil Nadu.

After his retirement from Government service, Vijayaraghavan was a Member of the Syndicates of Alagappa University and Bharathidasan University, Member of the Governing Council, Salim Ali Centre for Ornithology and Natural History and Member of the Committee for Economic Reforms, Jammu and Kashmir and a Trustee of the Indian Bank Mutual Fund. Vijayaraghavan is currently Chairman, Chennai Snake Park Trust. He does not hold directorship or committee membership of any other company.

Notes:

1. *Other Directorships and Committee Memberships of Directors are as on 31st March, 2005.*
2. *Other Directorships exclude Directorships in Indian Private Limited Companies, Memberships of Managing Committees of Chambers of Commerce / Professional Bodies and Alternate Directorships.*
3. *Committee Memberships are in respect of Audit Committee and Investors Grievance Committee of Indian Companies.*

* *Denotes Foreign Company.*

REPORT ON CORPORATE GOVERNANCE

The Directors present the Company's Report on Corporate Governance.

ITC Limited has been one of the frontrunners in India to have put in place a formalised system of Corporate Governance.

THE COMPANY'S GOVERNANCE PHILOSOPHY

ITC defines Corporate Governance as a systemic process by which companies are directed and controlled to enhance their wealth-generating capacity. Since large corporations employ a vast quantum of societal resources, ITC believes that the governance process should ensure that these resources are utilised in a manner that meets stakeholders' aspirations and societal expectations. This belief is reflected in the Company's deep commitment to contribute to the "triple bottom line", namely the development, nurture and regeneration of the nation's economic, ecological and social capital.

ITC's Corporate Governance structure, systems and processes are based on two core principles:

(i) Management must have the executive freedom to drive the enterprise forward without undue restraints; and

(ii) This freedom of management should be exercised within a framework of effective accountability.

ITC believes that any meaningful policy on Corporate Governance must empower the executive management of the Company. At the same time, Governance must create a mechanism of checks and balances to ensure that the decision-making powers vested in the executive management are used with care and responsibility to meet stakeholders' aspirations and societal expectations.

From this definition and core principles of Corporate Governance emerge the cornerstones of ITC's governance philosophy, namely trusteeship, transparency, empowerment and accountability, control and ethical corporate citizenship. ITC believes that the practice of each of these creates the right corporate culture that fulfils the true purpose of Corporate Governance.

Trusteeship recognises that large corporations, which represent a coalition of interests, namely those of the shareholders, other providers of capital, business associates and employees, have both an economic and a social purpose, thereby casting the responsibility on the Board of Directors to protect and enhance shareholder value, as well as fulfil obligations to other stakeholders. Inherent in the concept of trusteeship is the responsibility to ensure equity, namely, that the rights of all shareholders, large or small, are protected.

Transparency means explaining the Company's policies and actions to those to whom it has responsibilities. Externally, this means maximum appropriate disclosures without jeopardising the Company's strategic interests and internally, this means openness in the Company's relationship with its employees and in the conduct of its business. ITC believes transparency enhances accountability.

Empowerment is a process of unleashing creativity and innovation throughout the organisation by truly vesting decision-making powers at the most appropriate levels and as close to the scene of action as feasible, thereby helping actualise the potential of its employees. Empowerment is an essential concomitant of ITC's first core principle of governance that management must have the freedom to drive the enterprise forward. ITC believes that empowerment combined with accountability provides an impetus to performance and improves effectiveness, thereby enhancing shareholder value.

Control ensures that freedom of management is exercised within a framework of checks and balances and is designed to prevent misuse of power, facilitate timely management of change and ensure effective management of risks. ITC believes that control is a necessary concomitant of its second core principle of governance that the freedom of management should be exercised within a framework of appropriate checks and balances.

Ethical Corporate Citizenship means setting exemplary standards of ethical behaviour, both internally within the organisation, as well as in external relationships. ITC believes that unethical behaviour corrupts organisational culture and undermines stakeholder value. Governance processes in ITC continuously reinforce and help realise the Company's belief in ethical corporate citizenship.

THE GOVERNANCE STRUCTURE

The practice of Corporate Governance in ITC is at three interlinked levels:

i. Strategic supervision – by the Board of Directors

ii. Strategic management – by the Corporate Management Committee

iii. Executive management – by the Divisional / Strategic Business Unit (SBU) Chief Executives assisted by the respective Divisional / SBU Management Committees.

This three-tier governance structure ensures that:

(a) Strategic supervision (on behalf of the shareholders), being free from involvement in the task of strategic management of the Company, can be conducted by the Board with objectivity, thereby sharpening accountability of management;

(b) Strategic management of the Company, uncluttered by day-to-day tasks of executive management, remains focused and energised; and

(c) Executive management of a Division or a Business, free from collective strategic responsibilities for ITC as a whole, focuses on enhancing the quality, efficiency and effectiveness of the business.

The core roles of the key entities flow from the structure. The core roles, in turn, determine the core responsibilities of each entity. In order to discharge such responsibilities, each entity is empowered formally with requisite powers.

The structures, processes and practices of governance enable focus on the Corporate purpose while simultaneously facilitating effective management of the wider portfolio of businesses.

The Governance Document that sets out the structures, policies and practices of governance, of the various entities within the organisation, is available on the Company's corporate website www.itcportal.com for general information.

ROLES OF VARIOUS ENTITIES

Board of Directors (Board) : The primary role of the Board is that of trusteeship to protect and enhance shareholder value through strategic supervision of ITC, its wholly owned subsidiaries and their wholly owned subsidiaries. As trustees, the Board ensures that the Company has clear goals relating to shareholder value and its growth. The Board sets strategic goals and seeks accountability for their fulfilment. The Board also provides direction and exercises appropriate control to ensure that the Company is managed in a manner that fulfils stakeholders' aspirations and societal expectations. The Board periodically reviews its own functioning to ensure that it is fulfilling its role.

Corporate Management Committee (CMC) : The primary role of the CMC is strategic management of the Company's businesses within Board approved direction/framework. The CMC operates under the strategic supervision and control of the Board.

Chairman : The Chairman of ITC is the Chief Executive of the Company. He is the Chairman of the Board and the CMC. His primary role is to provide leadership to the Board and the CMC for realising Company goals in accordance with the charter approved by the Board. He is responsible, inter alia, for the working of the Board and the CMC, for ensuring that all relevant issues are on the agenda and for ensuring that all Directors and CMC members are enabled and encouraged to play a full part in the activities of the Board and the CMC. He keeps the Board informed on all matters of importance. He is also responsible for the balance of membership of the Board, subject to Board and Shareholder approvals. He presides over the General Meetings of Shareholders.

Divisional Management Committee (DMC) / SBU Management Committee (SBU MC) : The primary role of the DMC / SBU MC is executive management of the Divisional / SBU business to realise tactical and strategic objectives in accordance with Board approved plan.

Executive Director : The Executive Directors, as members of the CMC, contribute to the strategic management of the Company's businesses within Board approved direction / framework. As Directors accountable to the Board for a business / corporate function, they assume overall responsibility for its strategic management, including its governance processes and top management effectiveness. As Directors accountable to the Board for a wholly owned subsidiary and its wholly owned subsidiary, they act as the custodians of ITC's interests and are responsible for their governance in accordance with the charter approved by the Board.

Non-Executive Director : Non-Executive Directors, including Independent Directors, play a critical role in imparting balance to the Board processes by bringing an independent judgement on issues of strategy, performance, resources, standards of Company conduct etc.

Divisional / SBU CEO : The Divisional / SBU CEO is the Chief Operating Officer for a business with executive responsibility for its day-to-day operations and provides leadership to the DMC / SBU MC in its task of executive management of the Divisional / SBU business.

BOARD OF DIRECTORS

In terms of the Company's Corporate Governance Policy, all statutory and other significant and material information are placed before the Board to enable it to discharge its responsibility of strategic supervision of the Company as trustees of the Shareholders.

Composition

The ITC Board is a balanced Board, comprising Executive and Non-Executive Directors. The Non-Executive Directors include independent professionals. Executive Directors, including the Chairman, do not generally exceed one-third of the total strength of the Board.

The Governance Policy requires that the Non-Executive Directors be drawn from amongst eminent professionals with experience in business / finance / law / public enterprises. Directors are appointed / re-appointed with the approval of the Shareholders for a period of three to five years or a shorter duration in accordance with retirement guidelines as determined by the Board from time to time. All Directors are liable to retire by rotation. One-third of the Directors retire by rotation every year and are eligible for re-election. In terms of the Articles of Association of the Company, the strength of the Board shall not be less than five nor more than eighteen. The present strength of the Board is twelve of which four are Executive Directors.

The following is the composition of the Board as on 31st March, 2005:

Category	No. of Directors	Percentage to total no. of Directors
Executive Directors	4	33
Non-Executive Independent Directors	6	50
Other Non-Executive Directors	2	17
Total	**12**	**100**

Director	Category	No. of other Directorship(s) (*)	No. of Membership(s)/ Chairmanship(s) of Board Committees of other companies (**)
Executive Directors			
Y. C. Deveshwar	Chairman	4	Nil
S. S. H. Rehman		8	Nil
A. Singh		4	Nil
K. Vaidyanath		7	4 (including 3 as Chairman)
Non-Executive Directors			
B. Sen	Independent Director	3	3
Ram S. Tarneja	Independent Director	13	7 (including 4 as Chairman)
B. Vijayaraghavan	Independent Director	Nil	Nil
Y. P. Gupta	Independent Director - Representative of Life Insurance Corporation of India as Investor	7	3 (including 2 as Chairman)
Ajeet Prasad	Independent Director - Representative of Unit Trust of India as Investor	6	3 (including 1 as Chairman)
P. B. Ramanujam	Independent Director - Representative of General Insurance Corporation of India and its erstwhile subsidiaries as Investor	2	Nil
J. P. Daly		Nil	Nil
C. R. Green		Nil	Nil

* *Excludes Directorships in Indian Private Limited Companies, Foreign Companies, Memberships of Managing Committees of Chambers of Commerce / Professional Bodies and Alternate Directorships.*

** *Represents Memberships / Chairmanships of Audit Committee and Investors Grievance Committee of Indian Companies.*

Meetings and Attendance

The Company's Corporate Governance Policy requires the Board to meet at least six times in a year. The intervening period between two board meetings was well within the maximum gap of three months prescribed under Clause 49 of the Listing Agreement. The annual calendar of meetings is broadly determined at the beginning of each year.

Board Agenda

Meetings are governed by a structured agenda. The Board members, in consultation with the Chairman, may bring up any matter for the consideration of the Board. All major agenda items are backed by comprehensive background information to enable the Board to take informed decisions. Agenda papers are generally circulated seven working days prior to the meeting of the Board.

Information placed before the Board

Apart from the items that are required to be placed before the Board for its approval, both under the statutes and the Governance Policy, the following are also tabled for the Board's periodic review / information:

- Quarterly performance against plan, including business-wise financials in respect of revenue, profits, cash flow, balance sheet, investments and capex.
- Half-Yearly summary of all long-term borrowings made, bank guarantees issued and investments made.
- Treasury Policy, both domestic & forex, as and when changes take place.
- Internal Audit findings and External Audit Management Reports (through the Audit Committee).
- Status of safety, security and legal compliance.
- Status of business risk exposures, its management and related action plans.
- Company's management development processes and succession of senior management (through the Nominations Committee).
- Show Cause, demand, prosecution and adjudication notices, if any, from revenue authorities which are considered materially important, including any exposure that exceeds 1% of the Company's net worth, and their outcome.
- Default, if any, in payment of interest and repayment of principal on any public deposit, dues to any major creditor or Financial Institution.
- Product liability claims of a substantial nature, if any.
- Information on strikes, lockouts, retrenchment, fatal accidents etc., if any.
- Significant court judgement or order passing strictures, if any, on the conduct of the Company or a subsidiary of the Company or any employee, which could negatively impact the Company's image.
- Terms of reference of Board Committees.
- Policy on Shareholder Disclosures.
- Incident of theft / fraud / dishonesty of a significant nature, if any.
- Write-offs / disposals (fixed assets, inventories, receivables, advances etc.) on a half-yearly basis.

Post-meeting follow-up system

The Governance processes in the Company include an effective post-meeting follow-up, review and reporting process for action taken / pending on decisions of the Board, Board Committees and the Corporate Management Committee.

Details of Board Meetings held during the financial year

During the financial year ended 31st March, 2005, eight meetings of the Board were held, as follows:

Sl. No.	Date	Board Strength	No. of Directors present
1	23rd April, 2004	12	9
2	28th May, 2004	12	12
3	30th July, 2004	12	12
4	30th July, 2004	12	12
5	25th August, 2004	12	9
6	29th October, 2004	12	10
7	21st January, 2005	12	11
8	26th March, 2005	12	10

Attendance of Directors at Board Meetings and at Annual General Meeting (AGM) held during the financial year

Director	No. of Board Meetings attended	Attendance at last AGM
Y. C. Deveshwar	8	Yes
S. S. H. Rehman	8	Yes
A. Singh	8	Yes
K. Vaidyanath	8	Yes
J. P. Daly*	1	NA
C. R. Green	6	Yes
Y. P. Gupta	5	Yes
Ajeet Prasad	7	Yes
P. B. Ramanujam	8	Yes
B. Sen	7	Yes
J. B. Stevens**	4	Yes
Ram S. Tarneja	7	Yes
B. Vijayaraghavan	8	Yes

* *Appointed as a Director of the Company w.e.f. 21st January, 2005.*

** *Ceased to be a Director of the Company w.e.f. 21st January, 2005.*

COMMITTEES OF THE BOARD

Currently, there are four Board Committees – the Audit Committee, the Compensation Committee, the Investor Services Committee and the Nominations Committee. The terms of reference of the Board Committees are determined by the Board from time to time. Meetings of each Board Committee are convened by the respective Committee Chairman. Signed minutes of Board Committee meetings are placed for the information of the Board. Matters requiring the Board's attention / approval are placed in the form of notes to the Board from the respective Committee Chairman. The role and composition of these Committees, including the number of meetings held during the financial year and the related attendance, are provided below:

I. AUDIT COMMITTEE

The Audit Committee of the Board, inter alia, provides reassurance to the Board on the existence of an effective internal control environment that ensures:

- efficiency and effectiveness of operations, both domestic and overseas.
- safeguarding of assets and adequacy of provisions for all liabilities.
- reliability of financial and other management information and adequacy of disclosures.
- compliance with all relevant statutes.

The Audit Committee is empowered, pursuant to its terms of reference, inter alia, to:

- investigate any activity within its terms of reference and to seek any information it requires from any employee;
- obtain legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise, when considered necessary.

The role of the Committee includes the following:-

(a) Overseeing the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statements are correct, sufficient and credible;

(b) Recommending the appointment and removal of external auditors, fixation of audit fee and approval of payment of fees for any other services rendered by the auditors;

(c) Reviewing with the management the financial statements before submission to the Board, focusing primarily on:

- Any changes in accounting policies and practices
- Major accounting entries based on exercise of judgement by management
- Qualifications in draft audit report
- Significant adjustments arising out of audit
- The going concern assumption
- Compliance with accounting standards
- Compliance with Stock Exchange and legal requirements concerning financial statements
- Any related party transactions i.e. transactions of the Company of material nature with the top management or their relatives, with shareholders with large holdings in the Company or their subsidiaries etc., that may have potential conflict with the interests of the Company at large;

(d) Reviewing with the management, external and internal auditors, the adequacy of internal control systems and the Company's statement on the same prior to endorsement by the Board;

(e) Reviewing the adequacy of the internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure, coverage and frequency of internal audit;

(f) Reviewing reports of internal audit and discussion with internal auditors on any significant findings and follow-up thereon;

(g) Reviewing the findings of any internal investigations by the internal auditors and the executive management's response on matters where there is suspected fraud or irregularity or failure of internal control systems of a material nature and reporting the matter to the Board;

(h) Discussion with the external auditors, before the audit commences, on nature and scope of audit, as well as after conclusion of the audit, to ascertain any areas of concern and review the comments contained in their management letter;

(i) Reviewing the Company's financial and risk management policies;

(j) Looking into the reasons for substantial defaults, if any, in payment to the depositors, debentureholders, shareholders (in case of non-payment of declared dividends) and creditors;

(k) Considering such other matters as may be required by the Board;

(l) Reviewing any other areas which may be specified as role of the Audit Committee under the Listing Agreement, Companies Act and other statutes, as amended from time to time.

Composition

The Audit Committee comprises three Non-Executive Directors, all of whom are Independent Directors. The Director responsible for the Finance function, the Head of Internal Audit and the representative of the Statutory Auditors are Permanent Invitees to the Audit Committee. The Head of Internal Audit is the Co-ordinator and the Company Secretary is the Secretary to the Committee. The representative of the Cost Auditors is invited to meetings of the Audit Committee whenever matters relating to cost audit are considered. The Chairman of the Committee is a Non-Executive Independent Director having accounting and financial management expertise and the other members are financially literate.

The names of the members of the Audit Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Meetings and Attendance

Details of Audit Committee Meetings held during the financial year

During the financial year ended 31st March, 2005, nine meetings of the Audit Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	17th May, 2004	4	3
2	28th May, 2004	4	4
3	18th June, 2004	4	3
4	30th July, 2004	4	4
5	27th September, 2004	4	3
6	29th October, 2004	4	3
7	21st January, 2005	4	2
8	4th February, 2005	3	2
9	26th March, 2005	3	2

Attendance at Audit Committee Meetings held during the financial year

Director	No. of meetings attended
P. B. Ramanujam	9
Y. P. Gupta	5
J. B. Stevens*	3
B. Vijayaraghavan	9

* *Ceased to be a Member of the Audit Committee w.e.f. 21st January, 2005.*

II. REMUNERATION COMMITTEE

The Remuneration Committee of the Board, under the nomenclature 'Compensation Committee', inter alia, recommends to the Board the compensation terms of Executive Directors and the seniormost level of management immediately below the Executive Directors. This Committee also has the responsibility for administering the Employee Stock Option Scheme of the Company.

Composition

The Compensation Committee comprises five Non-Executive Directors, of whom three are Independent Directors. The Chairman of the Committee is a Non-Executive Independent Director.

The names of the members of the Compensation Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

REPORT ON CORPORATE GOVERNANCE

Meetings and Attendance

Details of Compensation Committee Meetings held during the financial year

During the financial year ended 31st March, 2005, two meetings of the Compensation Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	28th May, 2004	5	5
2	30th July, 2004	5	5

Attendance at Compensation Committee Meetings held during the financial year

Director	No. of meetings attended
B. Sen	2
C. R. Green	2
Y. P. Gupta	2
J. B. Stevens*	2
Ram S. Tarneja	2

* *Ceased to be a Member of the Compensation Committee w.e.f. 21st January, 2005.*

Remuneration Policy

ITC's remuneration strategy aims at attracting and retaining high calibre talent. The remuneration policy, therefore, is market-led and takes into account the competitive circumstance of each business so as to attract and retain quality talent and leverage performance significantly.

Remuneration of Directors

Remuneration of Executive Directors is determined by the Compensation Committee comprising only Non-Executive Directors. The recommendations of the Compensation Committee are considered and approved by the Board subject to the approval of the Shareholders. The Chairman and Executive Directors are entitled to Performance Bonus for each financial year up to a maximum of 85% and 75% of their consolidated salary, respectively, and as may be determined by the Board on the recommendation of the Compensation Committee.

Remuneration of Non-Executive Directors by way of annual commission is determined by the Board subject to the approval of the Shareholders. Non-Executive Directors are entitled to coverage under Personal Accident Insurance, and sitting fees for attending meetings of the Board and Committees thereof, which are presently Rs. 15,000/-, Rs. 10,000/- and Rs. 5,000/- for each meeting of the Board, Audit Committee and other Board Committees, respectively.

Details of Remuneration of the Directors for the financial year ended 31st March, 2005

(Rs. in Lakhs)

Director	Consolidated Salary	Perquisites and other Benefits	Performance Bonus / Commission	Sitting Fees	Total
Y. C. Deveshwar	120.00	18.42	102.00	—	240.42
S. S. H. Rehman	57.00	17.02	42.75	—	116.77
A. Singh	57.00	11.90	42.75	—	111.65
K. Vaidyanath	45.00	8.46	33.75	—	87.21
J. P. Daly+	—	—	0.77 *	—	0.77
C. R. Green	—	—	4.00 *	—	4.00
Y. P. Gupta	—	—	4.00 *	1.35	5.35
Ajeet Prasad	—	—	4.00 *	1.10 *	5.10
P. B. Ramanujam	—	—	4.00 *	2.85 #	6.85
B. Sen	—	—	4.00	3.30	7.30
J. B. Stevens**	—	—	3.23 *	—	3.23
Ram S. Tarneja	—	—	4.00	1.20	5.20
B. Vijayaraghavan	—	—	4.00	2.15	6.15

+ *Appointed as a Director of the Company w.e.f. 21st January, 2005.*
* *Payable to the Institution / Company the Director represents.*
** *Ceased to be a Director of the Company w.e.f. 21st January, 2005.*
# *Includes Rs. 1.25 lakhs paid to the Institution the Director represents.*

Employee Stock Option Scheme

The Company granted 8,57,208 Options during the financial year to the eligible employees of the Company and those of the Company's subsidiary companies, at a price of Rs. 880.45 per Option, being the closing market price of the Ordinary Share of the Company on the National Stock Exchange on the date of grant of the Options. Of these, 1,35,947 Options were granted to the Directors of the Company.

Each Option entitles the holder thereof to apply for and be allotted One Ordinary Share of the Company of the nominal value of Rs.10/- each, upon payment of the exercise price during the exercise period. The exercise period commences from the date of vesting of the Options and expires at the end of five years from the date of grant of the Options.

Exercise of Options is presently permitted during the period from the 1st to the 10th day of each month, except from April to August, during which period exercise is permitted from 21st June to 10th August.

The vesting period for conversion of Options is as follows:

On completion of 12 months from the date of grant of the Options : 30% vests

On completion of 24 months from the date of grant of the Options : 30% vests

On completion of 36 months from the date of grant of the Options : 40% vests

Shares and Options of Directors in the Company

Director	No. of Ordinary Shares of Rs.10/- each held singly and / or jointly as on 31st March, 2005	No. of Options Granted during the financial year 2004-05
Y. C. Deveshwar	16,775	40,888
S. S. H. Rehman	16,648	19,421
A. Singh	11,039	19,421
K. Vaidyanath	3,258	15,333
J. P. Daly	Nil	–
C. R. Green	Nil	Nil
Y. P. Gupta	Nil	6,814
Ajeet Prasad	Nil	6,814
P. B. Ramanujam	Nil	6,814
B. Sen	Nil	6,814
Ram S. Tarneja	328	6,814
B. Vijayaraghavan	3,200	6,814

Service Contracts, Severance Fees and Notice Period

The appointment of the Executive Directors is governed by resolutions passed by the Board and the Shareholders of the Company, which covers the terms and conditions of such appointment read with the service rules of the Company. A separate Service Contract is not entered into by the Company with those elevated to the Board from the management cadre, since they already have a Service Contract with the Company.

There is no separate provision for payment of severance fee under the resolutions governing the appointment of Executive Directors who have all been drawn from amongst the management cadre. The statutory provisions will however apply. In terms of the Articles of Association of the Company, a notice of one month is required to be given by a Director seeking to vacate office, and the resignation takes effect upon the expiration of such notice or its earlier acceptance by the Board.

III. INVESTORS GRIEVANCE COMMITTEE

The Investors Grievance Committee of the Board, under the nomenclature 'Investor Services Committee', oversees redressal of shareholder and investor grievances, and approves sub-division / transmission of shares, issue of duplicate share certificates etc.

Composition

The Investor Services Committee comprises three Directors, of whom two are Independent Directors. The Chairman of the Committee is a Non-Executive Independent Director.

The names of the members of the Investor Services Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Meetings and Attendance

Details of Investor Services Committee Meetings held during the financial year

During the financial year ended 31st March, 2005, forty six meetings of the Investor Services Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	5th April, 2004	3	2
2	10th April, 2004	3	2
3	15th April, 2004	3	2
4	23rd April, 2004	3	2
5	6th May, 2004	3	2
6	17th May, 2004	3	2
7	28th May, 2004	3	3
8	1st June, 2004	3	2
9	10th June, 2004	3	2
10	14th June, 2004	3	2
11	22nd June, 2004	3	2
12	1st July, 2004	3	2
13	12th July, 2004	3	2
14	21st July, 2004	3	3
15	22nd July, 2004	3	2
16	4th August, 2004	3	2
17	16th August, 2004	3	2

Sl. No.	Date	Committee Strength	No. of Members present
18	23rd August, 2004	3	2
19	31st August, 2004	3	2
20	7th September, 2004	3	2
21	14th September, 2004	3	2
22	20th September, 2004	3	2
23	23rd September, 2004	3	3
24	4th October, 2004	3	2
25	8th October, 2004	3	2
26	14th October, 2004	3	2
27	25th October, 2004	3	2
28	29th October, 2004	3	3
29	9th November, 2004	3	2
30	15th November, 2004	3	2
31	27th November, 2004	3	3
32	6th December, 2004	3	2
33	20th December, 2004	3	2
34	30th December, 2004	3	2
35	3rd January, 2005	3	2
36	17th January, 2005	3	3
37	21st January, 2005	3	3
38	31st January, 2005	3	2
39	15th February, 2005	3	2
40	23rd February, 2005	3	3
41	28th February, 2005	3	2
42	7th March, 2005	3	2
43	17th March, 2005	3	2
44	21st March, 2005	3	2
45	26th March, 2005	3	3
46	31st March, 2005	3	2

Attendance at Investor Services Committee Meetings held during the financial year

Director	No. of meetings attended
B. Sen	42
P. B. Ramanujam	14
A. Singh	45

IV. NOMINATIONS COMMITTEE

The primary role of the Nominations Committee of the Board is to make recommendations on appointments to the Board, the Corporate Management Committee and the seniormost level of executive management one level below the Board. The Committee also clears succession plans for these levels.

Composition

The Nominations Committee comprises the Chairman and all the Non-Executive Directors of the Company. The Chairman of the Committee is the Chairman of the Company.

The names of the members of the Nominations Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Meetings and Attendance

Details of Nominations Committee Meetings held during the financial year

During the financial year ended 31st March, 2005, one meeting of the Nominations Committee was held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	21st January, 2005	9	7

Attendance at Nominations Committee Meetings held during the financial year

Director	No. of meetings attended
Y. C. Deveshwar	1
J. P. Daly*	NA
C. R. Green	1
Y. P. Gupta	Nil
Ajeet Prasad	1
P. B. Ramanujam	1
B. Sen	1
J. B. Stevens**	Nil
Ram S. Tarneja	1
B. Vijayaraghavan	1

* *Appointed as a Member of the Nominations Committee w.e.f. 21st January, 2005.*

** *Ceased to be a Member of the Nominations Committee w.e.f. 21st January, 2005.*

CORPORATE MANAGEMENT COMMITTEE

The primary role of the Corporate Management Committee is strategic management of the Company's businesses within Board approved direction / framework.

Composition

The Corporate Management Committee comprises all the Executive Directors and three or four key senior members of management. The Chairman of the Committee is the Chairman of the Company. The composition of the Corporate Management Committee is determined by the Board, based on the recommendation of the Nominations Committee.

The names of the members of the Corporate Management Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Meetings & Attendance

The meetings of the Corporate Management Committee are convened and chaired by the Chairman of the Company. Decisions at Corporate Management Committee meetings are taken by simple majority. Minutes of Corporate Management Committee meetings are placed before the Board for its information. However, matters requiring the Board's attention / approval are placed in the form of notes from the relevant Executive Director / Corporate Management Committee Member, backed by comprehensive background information, alongwith Divisional / SBU Management Committee's recommendation / approval, where applicable. Agenda papers are generally circulated at least three days prior to the meeting.

Details of Corporate Management Committee Meetings held during the financial year

During the financial year ended 31st March, 2005, thirty eight meetings of the Corporate Management Committee were held, as follows:

Sl. No.	Date	Committee Strength (including Permanent / Special Invitees)	No. of Members & Permanent / Special Invitees present
1	9th April, 2004	7	6
2	13th May, 2004	7	7
3	25th May, 2004	7	7
4	14th June, 2004	7	6
5	19th July, 2004	7	6
6	23rd & 24th August, 2004	8	8
7	25th August, 2004	8	5
8	20th & 21st September, 2004	8	8
9	14th & 15th October, 2004	8	7
10	23rd November, 2004	8	8
11	8th December, 2004	8	7
12	4th January, 2005	8	8
13	20th January, 2005	8	4
14	9th February, 2005	8	8
15	10th February, 2005	8	8
16	10th February, 2005	8	8
17	11th February, 2005	8	8
18	11th February, 2005	8	7
19	14th February, 2005	8	8
20	14th February, 2005	8	8
21	14th February, 2005	8	8
22	18th February, 2005	8	7
23	18th February, 2005	8	7
24	21st February, 2005	8	8
25	21st February, 2005	8	8
26	22nd February, 2005	8	8
27	23rd February, 2005	8	8
28	23rd February, 2005	8	8
29	2nd March, 2005	8	8
30	2nd March, 2005	8	8
31	2nd March, 2005	8	8
32	10th March, 2005	8	7
33	10th March, 2005	8	7
34	11th March, 2005	8	7
35	11th March, 2005	8	7
36	11th March, 2005	8	7
37	21st March, 2005	8	6
38	21st March, 2005	8	7

Attendance at Corporate Management Committee Meetings held during the financial year

Member & Permanent / Special Invitee	No. of meetings attended
Y. C. Deveshwar	38
S. S. H. Rehman	34
A. Singh	38
K. Vaidyanath	38
K. S. Vaidyanathan	24
A. Nayak	38
R. Srinivasan	36
R. G. Jacob	30

DISCLOSURES

Materially significant related party transactions which may have potential conflict with the interests of the Company at large.

None

Details of non-compliances, penalties, strictures by Stock Exchanges / SEBI / Statutory Authorities on any matter related to capital markets during the last three years.

None

Pecuniary relationships or transactions with Non-Executive Directors.

None

MEANS OF COMMUNICATION

Timely disclosure of consistent, comparable, relevant and reliable information on corporate financial performance is at the core of good governance. Towards this end -

- The Quarterly results of the Company were announced within a month of completion of the quarter. Audited Annual results were announced within two months of the end of the financial year; such results were published, inter alia, in 'The Times of India' and 'Aajkal' from Kolkata, and on an all India basis in major newspapers. All these results, including the entire Report and Accounts, were posted on SEBI's Electronic Data Information Filing And Retrieval system (EDIFAR) website. As in the past, the Company will publish its quarterly, half-yearly and annual financial results in newspapers on an all India basis and will also post the same on SEBI's EDIFAR website.
- Information relating to shareholding pattern, compliance with corporate governance norms etc. is also posted on SEBI's EDIFAR website.
- The Company's corporate website www.itcportal.com provides comprehensive information on ITC's portfolio of businesses, its social responsibility activities and EHS performance. The website has entire sections dedicated to ITC's profile, history and evolution, its core values, corporate governance and leadership. Two exclusive sections on 'Shareholder Value' and 'Investor Relations' serve to inform and service Shareholders, allowing them to access information at their convenience. The entire Report and Accounts as well as quarterly and half-yearly financial results are available in downloadable formats under the section 'Shareholder Value' on the Company's website as a measure of added convenience to investors. The 'Newsroom' section includes all major press releases from the Company and relevant press clippings. Clarifications as and when provided to institutional investors and analysts, including presentations made to them, are posted on the Company's website.
- The Report of the Directors, forming part of the Report and Accounts, includes all aspects of the Management Discussion and Analysis Report.

ITC CODE OF CONDUCT

The Board of Directors of the Company adopted 'The ITC Code of Conduct' on 26th March, 2005, replacing the 'ITC Code of Professional Conduct'. This Code is derived from three interlinked fundamental principles, viz. good corporate governance, good corporate citizenship and exemplary personal conduct and is applicable to all Directors, senior management and employees of the Company. The Code covers ITC's commitment to sustainable development, concern for occupational health, safety and environment, a gender friendly workplace, transparency and auditability, legal compliance, and the philosophy of leading by personal example. The Code is available on the Company's corporate website.

ITC CODE OF CONDUCT FOR PREVENTION OF INSIDER TRADING

ITC has a Code of Conduct for Prevention of Insider Trading ('ITC Code') in the shares and securities of the Company. The ITC Code, inter alia, prohibits purchase / sale of shares of the Company by employees while in possession of unpublished price sensitive information in relation to the Company. The ITC Code is available on the Company's corporate website.

GENERAL SHAREHOLDER INFORMATION

Provided in the 'Shareholder Information' section of the Report and Accounts.

COMPLIANCE CERTIFICATE OF THE AUDITORS

The Statutory Auditors' Certificate that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the Listing Agreement with the Stock Exchanges is annexed to the Report of the Directors & Management Discussion and Analysis.

This Certificate will be forwarded to the Stock Exchanges alongwith the Annual Report of the Company.

SHAREHOLDER INFORMATION

AGM Details

Date	Friday, 29th July, 2005
Venue	Science City Main Auditorium JBS Haldane Avenue Kolkata 700 046
Time	10.30 a.m.
Book Closure Dates	Wednesday, 20th July, 2005 to Friday, 29th July, 2005 (both days inclusive)
Dividend Payment Date	Monday, 1st August, 2005

Registrar & Share Transfer Agents

The in-house Investor Service Centre of the Company provides share registration and other related services. The Company is registered with SEBI as Category II Share Transfer Agent.

ISO Certification for Investor Servicing

ITC is one of the very few companies in India to receive the coveted Quality Management System Standard ISO 9001:2000 for investor servicing. The certification testifies to the exemplary standards that the Company's Investor Service Centre has achieved in complying with statutory and regulatory requirements and redressing investor grievances.

Share and Debenture Transfer Committee

The Share and Debenture Transfer Committee of the Company generally meets every week for approving share transfers. The processing activities with respect to requests received for share transfer are generally completed within 7 working days from the date of receipt of request. There were no pending share transfers as on 31st March, 2005. The Committee met 49 times during the financial year.

The Committee comprises the following:

K. Vaidyanath, Executive Director - Chairman

B.B. Chatterjee, Company Secretary - Member

K.S. Suresh, Company Solicitor - Member

A. Bose, Assistant Secretary and Head – Investor Service Centre, is the Secretary to the Committee and is also the Compliance Officer under SEBI (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.

Shareholder / Investor Complaints

The Company received 38 share related complaints during the financial year ended 31st March, 2005, which translate to 0.03% of the total number of Shareholders of the Company. None of the complaints received is pending as on date.

Nature of Complaints	Nos.	%
Non-receipt of Dividend	19	50
Change of Address	5	13
Non-receipt of Share Certificates	3	8
Transfer of Shares	2	5
Transmission of Shares	1	3
Others (relating to change of bank particulars etc.)	8	21
Total	**38**	**100**

The Company attended to Shareholders' / Investors' complaints and other correspondence generally within a period of 7 working days except where constrained by disputes or legal impediments. There are some pending cases relating to disputes over the title to Shares in which the Company has been made a party. These cases however are not material in nature.

Dematerialisation of Shares and Liquidity

The Shares of the Company are required to be compulsorily traded in the dematerialised form except where the Stock Exchange(s) have provided facility for trading in the physical form, not exceeding 500 Shares, pursuant to a SEBI directive. The Shares are available for trading under both the Depository Systems in India – NSDL and CDSL. The International Securities Identification Number (ISIN) allotted to the Company's Shares under the Depository System is INE154A01017.

A total of 15,44,89,725 Shares of the Company constituting 62.24% of the issued and subscribed Share Capital stand dematerialised as on 31st March, 2005. During the year, 20,21,376 Shares of the Company, covered in 11,118 requests and constituting 0.81% of the issued and subscribed Share Capital of the Company, were dematerialised. The processing activities with respect to requests received for dematerialisation are generally completed within 1 working day from the date of receipt of request.

The Company's Shares are among the most liquid and actively traded shares on the Indian Stock Exchanges. ITC's Shares consistently rank among the top few frequently traded shares, both in terms of number of shares traded, as well as in terms of value.

Distribution of Shareholding as on 31st March, 2005

No. of Shares Slab	No. of Shareholders				No. of Shares					
	Physical	Demat	Total	%	Physical	%	Demat	%	Total	%
1 - 500	59,591	65,137	1,24,728	89.76	58,30,632	2.35	69,51,334	2.80	1,27,81,966	5.15
501 - 1000	3,436	4,934	8,370	6.02	23,20,335	0.94	34,62,885	1.39	57,83,220	2.33
1001 - 2000	1,424	2,237	3,661	2.63	20,19,715	0.81	31,68,240	1.28	51,87,955	2.09
2001 - 3000	351	574	925	0.67	8,51,799	0.34	14,10,761	0.57	22,62,560	0.91
3001 - 4000	145	280	425	0.31	4,94,332	0.20	9,72,567	0.39	14,66,899	0.59
4001 - 5000	41	129	170	0.12	1,83,093	0.07	5,85,307	0.24	7,68,400	0.31
5001 - 10000	95	225	320	0.23	6,43,886	0.26	15,40,075	0.62	21,83,961	0.88
10001 and above	34	322	356	0.26	8,13,87,812	32.79	13,63,98,556	54.95	21,77,86,368	87.74
Total	**65,117**	**73,838**	**1,38,955**	**100.00**	**9,37,31,604**	**37.76**	**15,44,89,725**	**62.24**	**24,82,21,329**	**100.00**

Shares held in Physical and Dematerialised form as on 31st March, 2005


37.76%
61.59%
0.65%
Shares held in dematerialised form : NSDL
Shares held in dematerialised form : CDSL
Shares held in physical form

Categories of Shareholders as on 31st March, 2005

Category	No. of Shares held	%
Banks, Financial Institutions, Insurance Companies and Mutual Funds	8,39,07,272	33.80
Foreign Companies	8,04,35,870	32.40
Foreign Institutional Investors	4,34,03,640	17.49
Shares underlying Global Depository Receipts	73,90,034	2.98
NRIs / OCBs / Foreign Nationals	14,87,196	0.60
Public & Others	3,15,97,317	12.73
Total	**24,82,21,329**	**100.00**

Shareholding Pattern as on 31st March, 2005


Banks, Financial Institutions, Insurance Companies and Mutual Funds
33.80%
Foreign Companies
32.40%
Foreign Institutional Investors
17.49%
Public & Others
12.73%
Shares underlying Global Depository Receipts
2.98%
NRIs / OCBs / Foreign Nationals
0.60%
0
5
10
15
20
25
30
35
40

Top Ten Shareholders of the Company as on 31st March, 2005

Sl. No.	Name of the Shareholder	No. of Shares held	%
1.	Tobacco Manufacturers (India) Limited	6,61,85,496	26.66
2.	Unit Trust of India*	2,77,44,763	11.18
3.	Life Insurance Corporation of India*	2,63,26,794	10.61
4.	Myddleton Investment Co. Limited	1,08,06,932	4.35
5.	Citibank N.A. New York, NY ADR Department**	73,90,034	2.98
6.	The New India Assurance Company Limited	65,83,777	2.65
7.	The Oriental Insurance Company Limited	50,88,091	2.05
8.	General Insurance Corporation of India*	48,99,186	1.97
9.	National Insurance Company Limited	46,63,674	1.88
10.	Rothmans International Enterprises Limited	34,43,442	1.39

* *Excludes Mutual Fund holdings.*
** *Shares underlying Global Depository Receipts.*

Global Depository Receipts

Pursuant to an offer of Global Depository Receipts (GDRs) made by the Company in 1993, 73,90,034 GDRs, representing 73,90,034 underlying Shares of the Company (2.98% of the issued and subscribed Share Capital), were outstanding as on 31st March, 2005.

The Company's GDRs are listed on the Luxembourg Stock Exchange (Code: 004660919), at Societe de la Bourse de Luxembourg, 11 av de la Porte - Neuve, L-2227 Luxembourg. The Listing Fee for the calendar year 2005 has been paid.

Listing of Shares on Stock Exchanges (with Stock Code)

Stock Exchange	Stock Code	Stock Exchange	Stock Code
National Stock Exchange of India Ltd. 'Exchange Plaza', Bandra-Kurla Complex Bandra (E), Mumbai 400 051 e-mail : ignse@nse.co.in website : www.nseindia.com	ITC	The Calcutta Stock Exchange Association Ltd. 7, Lyons Range Kolkata 700 001 e-mail : mop@cse-india.com website : www.cse-india.com	10000018
The Stock Exchange, Mumbai Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001 e-mail : isc@bseindia.com website : www.bseindia.com	500875		

Stock Exchange	Reuters Code	Bloomberg
National Stock Exchange of India Ltd.	ITC.NS	NITCL IN
The Stock Exchange, Mumbai	ITC.BO	ITC IN

The Listing Fee for the financial year 2005-06 has been paid to all the Stock Exchanges.

During the year, the Ordinary Shares of the Company were delisted from the Stock Exchange at Chennai.

Monthly High and Low quotation as also the Volumes of Shares traded on National Stock Exchange (NSE), Stock Exchange - Mumbai (BSE), Calcutta Stock Exchange (CSE) and GDRs on Luxembourg Stock Exchange (LSE)

Year & Month	NSE			BSE			CSE			LSE		
	High (Rs.)	Low (Rs.)	Volume (Nos.)*	High (Rs.)	Low (Rs.)	Volume (Nos.)*	High (Rs.)	Low (Rs.)	Volume (Nos.)*	High (US$)	Low (US$)	Volume (Nos.)*
2004 APRIL	1102.00	1021.00	3969	1101.90	1038.00	1387	1058.00	1058.00	1	24.90	24.90	Nil
MAY	1087.00	812.10	7311	1089.50	732.00	3407	1054.25	915.00	...	23.20	20.45	Nil
JUNE	999.00	826.05	5476	929.30	829.00	2113	900.00	851.00	2	19.40	19.30	Nil
JULY	1064.00	880.55	7526	1072.00	874.00	2458	1045.00	965.90	...	22.40	19.90	Nil
AUGUST	1057.00	1000.00	4335	1054.00	1001.00	1709	1047.00	1031.00	...	22.55	22.00	Nil
SEPTEMBER	1198.00	1021.50	9534	1198.00	1028.00	2790	1078.00	1045.00	...	25.80	22.54	6
OCTOBER	1164.95	1066.00	6262	1165.50	1042.00	2456	Nil	Nil	Nil	23.70	23.70	Nil
NOVEMBER	1314.80	1059.90	8196	1309.80	1082.00	2609	1231.85	1231.85	...	25.60	25.60	Nil
DECEMBER	1339.00	1250.00	7731	1338.00	1229.60	1858	1280.00	1280.00	...	30.00	29.20	Nil
2005 JANUARY	1417.00	1212.00	11318	1416.90	1214.00	3501	1380.00	1283.00	1	31.85	28.80	Nil
FEBRUARY	1378.80	1240.00	7705	1377.00	1244.00	2680	Nil	Nil	Nil	29.80	29.80	Nil
MARCH	1396.40	1254.00	8079	1399.00	1255.00	2049	Nil	Nil	Nil	31.60	29.10	Nil

**In 000's*

ITC Share Price vis-à-vis BSE Sensex



1450
1300
1150
1000
850
700
9000
8000
7000
6000
5000
4000
3000
ITC Share Price (Rs.)
BSE Sensex
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
ITC Share Price
BSE Sensex

Note : Indicates monthly closing positions.

ITC Share Price & Volumes on BSE



1450
1300
1150
1000
850
700
4000
3500
3000
2500
2000
1500
1000
ITC Share Price (Rs.)
Volumes Traded ('000 Shares)
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Highest
Lowest
Volumes Traded

Note : Indicates monthly high and low prices and monthly volumes.

ITC GDR Price on LSE



34
30
26
22
18
14
10
ITC GDR Price (US$)
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Highest
Lowest

Note : Indicates monthly high and low positions.

Financial Calendar

Financial Year 2005-06		
1	First Quarter Results	July 2005
2	Second Quarter and Half-Year Results	October 2005
3	Third Quarter Results	January 2006
4	Fourth Quarter and Annual Results	May 2006

Particulars of past three AGMs

AGM	Year	Venue	Date	Time	Special Resolution(s) passed
93rd	2003-04	Science City Main Auditorium JBS Haldane Avenue Kolkata 700 046	30/07/2004	10.30 a.m.	• Appointment of Auditors. • Modification of ITC Employee Stock Option Scheme.
92nd	2002-03		25/07/2003	10.30 a.m.	• Appointment of Auditors. • Payment of commission to Non-Executive Directors of the Company. • Delisting the Company's Shares from certain Stock Exchanges.
91st	2001-02		26/07/2002	10.00 a.m.	• Appointment of Auditors.

A Meeting of the Members was also convened by the Hon'ble High Court at Calcutta on 19th November, 2004 for considering the Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company.

Dividend History (Last 5 Years)

Financial Year ended	Dividend Per Share (Rs.)	Total Dividend (Rs. in Lakhs)
31.03.2005	31.00*	7,73,25*
31.03.2004	20.00	4,95,36
31.03.2003	15.00	3,71,27
31.03.2002	13.50	3,34,14
31.03.2001	10.00	2,45,41

* Subject to approval of the Members.

Postal Ballot

During the year, the Company obtained the approval of the Members, through Postal Ballot, for alteration of Objects Clause of the Memorandum of Association and commencement of new businesses at an appropriate time. Salient features of the Postal Ballot are provided below:

- The Board of Directors of the Company, at its meeting held on 29th October, 2004, appointed Mr. R. L. Auddy, a Senior Solicitor, as the Scrutinizer for conducting the Postal Ballot voting process in a fair and transparent manner.
- Notice alongwith Postal Ballot form and prepaid self-addressed envelope was despatched to the Members whose names appeared on the Register of Members on 8th November, 2004, and such despatch was completed on 16th November, 2004.
- The last date of receipt of Postal Ballot forms was 15th December, 2004.
- The Postal Ballot forms received were kept in boxes sealed by the Scrutinizer.
- The Scrutinizer, after verification of Postal Ballots, submitted his Report to the Chairman of the Company on 21st December, 2004.

- Based on the Scrutinizer's Report, the results of the Postal Ballot were declared on 22nd December, 2004 at the Registered Office of the Company, as follows:

Resolution No. 1 – Alteration of Objects Clause of the Memorandum of Association

	No. of Members	No. of Votes (value in Rs.)	% of Votes
Total Postal Ballots received	13,349	1,77,68,42,120	—
Valid Postal Ballots received	12,829	1,77,55,05,940	99.92
Invalid Postal Ballots received	520	13,36,180	0.08
Postal Ballots in favour of the Resolution	12,629	1,76,21,39,420	99.17
Postal Ballots against the Resolution	200	1,33,66,520	0.75

Resolution No. 2 – Commencement of New Businesses

	No. of Members	No. of Votes (value in Rs.)	% of Votes
Total Postal Ballots received	13,349	1,77,68,42,110	—
Valid Postal Ballots received	12,829	1,77,55,05,930	99.92
Invalid Postal Ballots received	520	13,36,180	0.08
Postal Ballots in favour of the Resolution	12,625	1,76,21,26,420	99.17
Postal Ballots against the Resolution	204	1,33,79,510	0.75

The Special Resolutions referred to above were carried by overwhelming majority.

No special resolution requiring a postal ballot is being proposed for the ensuing AGM.

Plant Locations

CIGARETTE FACTORIES

Bangalore

1) Meenakunte Village
   Jalahobli
   Bangalore (North Taluk)
   Karnataka 562 157

Kolkata

2) 93/1 Karl Marx Sarani
   Kolkata
   West Bengal 700 043

Munger

3) Basdeopur P.O.
   District Munger
   Bihar 811 202

Saharanpur

4) Sardar Patel Marg
   Saharanpur
   Uttar Pradesh 247 001

HOTELS

Owned Hotels

Agra

1) WelcomHotel Mughal Sheraton
   Taj Ganj
   Agra 282 001

Bangalore

2) ITC Hotel Windsor
   Sheraton & Towers
   Golf Course Road
   Bangalore 560 052

Chennai

3) Chola Sheraton
   Cathedral Road
   Chennai 600 086

Jaipur

4) WelcomHotel Rajputana
   Palace Sheraton
   Sheraton Palace Road
   Jaipur 302 006

Kolkata

5) ITC Hotel Sonar Bangla
   Sheraton & Towers
   JBS Haldane Avenue
   Kolkata 700 046

Mumbai

6) ITC Hotel Grand Maratha
   Sheraton & Towers
   Sahar
   Mumbai 400 099

7) ITC Hotel Grand Central
   Sheraton & Towers
   Dr. B. Ambedkar Road, Parel
   Mumbai 400 012

New Delhi

8) ITC Hotel Maurya
Sheraton & Towers
Diplomatic Enclave
New Delhi 110 021

9) Marriott WelcomHotel
District Centre, Saket
New Delhi 110 017

Licenced Hotels

Kota

10) WelcomHeritage Umed
Bhawan Palace
Station Road
Kota 324 001

Port Blair

11) Fortune Resort Bay Island
Marine Hill
Port Blair 744 101

Vadodara

12) WelcomHotel Vadodara
R. C. Dutt Road, Alkapuri
Vadodara 390 005

Hotels under Operating Services

Aurangabad

13) WelcomHotel Rama International
Chikalthana
Aurangabad 431 210

Chennai

14) ITC Hotel Park Sheraton & Towers
TTK Road
Chennai 600 018

Hyderabad

15) ITC Hotel Kakatiya Sheraton & Towers
Begumpet
Hyderabad 500 016

Vishakhapatnam

16) WelcomHotel Grand Bay
Beach Road
Vishakhapatnam 530 002

GREEN LEAF THRESHING PLANTS

Anaparti

1) Anaparti
East Godavari District
Andhra Pradesh 533 342

Chirala

2) Chirala
Prakasam District
Andhra Pradesh 523 157

PACKAGING & PRINTING FACTORIES

Chennai

1) Tiruvottiyur
Chennai
Tamil Nadu 600 019

Munger

2) Basdeopur P.O.
District Munger
Bihar 811 202

PAPER & PAPERBOARD MILLS

Bollaram

1) Anrich Industrial Estate
Village Bollaram
Medak District
Andhra Pradesh 502 325

Coimbatore

2) Thekkampatty Village
Vivekanandapuram Post
Mettupalayam Taluk
Coimbatore District
Tamil Nadu 641 113

Sarapaka

3) Sarapaka
Khammam District
Andhra Pradesh 507 128

Tribeni

4) Chandrahati
District Hooghly
West Bengal 712 504

RURAL SERVICES CENTRE

Rafiqganj

'Choupal Sagar'
Khasra No. 208/209
Village Rafiqganj, Tehsil Sehore
District Sehore
Madhya Pradesh 466 001

LIFESTYLE RETAILING

Design & Technology Centre

Gurgaon

86, Industrial Estate, Phase I
Udyog Vihar
Gurgaon
Haryana 122 016

Wills Lifestyle Stores

Agra

1) A-6, Shopping Arcade
Sadar Bazar, Agra Cantt.
Agra 282 001

Ahmedabad

2) Shop No. 3
Time Square Building
C. G. Road, Navrangpura
Ahmedabad 380 006

Amritsar

3) 1381/13-4, Madan Mohan
Malviya Road
Amritsar 143 001

Aurangabad

4) Motiwala Trade Centre
Shop No. B-10 & B-11
Nirala Bazar
Aurangabad 431 001

Bangalore

5) 6, Brigade Road
Bangalore 560 001

Bhubaneshwar

6) 794, Shaheed Nagar
Janpath
Bhubaneshwar 751 007

Chandigarh

7) SCO-14, Sector-17E
Chandigarh 160 017

Chennai

8) 19, Quaiser Tower
Khader Nawaz Khan Road
Nungambakkam
Chennai 600 034

Coimbatore

9) Aishwarya Commercial Centre
196/13, T. V. Samy Road (West)
R. S. Puram
Coimbatore 641 002

Dehradun

10) 56, Rajpur Road
Dehradun 248 001

Ernakulam

11) 40/7182, M. G. Road
Ernakulam 682 035

Goa
12) 3293, M.G. Road
Panjim
Goa 403 001

Gurgaon
13) Shop No. 17, 18, 19 & 20
The Metropolitan
Mehrauli - Gurgaon Road
Gurgaon 122 002

Hyderabad
14) Shop No. G 4 & 5
G. S. Chambers
Nagarjuna Circle
Hyderabad 500 082

Jaipur
15) Gulab Niwas
M. I. Road
Jaipur 302 001

Jalandhar
16) 540-R, Rainbow Road
Model Town
Jalandhar 144 003

Jammu
17) 5 & 6 Residency Road
Jammu 180 001

Kanpur
18) Rave 3, Parvati Bagla Road
Kanpur 208 002

Kolkata
19) 19B, Shakespeare Sarani
Kolkata 700 071

20) C-008 & C-010, City Centre,
Block-DC, Sector 1, Salt Lake
Kolkata 700 101

Kozhikode
21) 17/1491, A 4, Malabar Gate
Rammohan Road
Kozhikode 673 004

Lucknow
22) 36, Jwala Sahoy Trivedi Building
Hazratganj
Lucknow 226 001

Ludhiana
23) 85/4A, The Mall
Ludhiana 141 001

Mangalore
24) Shop No. 1 & 2
14-2-99/1, Ward No. 14
Balmatta Road
Mangalore 575 001

Mumbai
25) Shop No. 2, 3 & 32
Ruki Mahal Co-operative
Housing Society Ltd.
Colaba
Mumbai 400 005

26) 28, Pt. M.M. Malviya Road
Haji Ali
Mumbai 400 034

27) Plot No. 386, Durga Chambers
Linking Road
Khar (West)
Mumbai 400 052

28) F-8 & 9, Inorbit Mall
Malad Link Road
Malad (West)
Mumbai 400 064

29) Unit No.10
SSP Building
LBS Marg
Mulund (West)
Mumbai 400 080

New Delhi
30) F-41, South Extension – I
New Delhi 110 049

31) 10208, Padam Singh Road
Karol Bagh
New Delhi 110 005

32) E-2, Connaught Place
New Delhi 110 001

33) M-12, Greater Kailash – I
New Delhi 110 048

Noida
34) Shop No. M 14 a & M 15 a,b,c,d
Plot No. 331, Block E
Sector – 27
G. B. Nagar
Noida 201 301

Pune
35) 1204/22, Shivaji Nagar
Junglee Maharaj Road
Pune 411 004

36) 11, Moledina Road
Pune 411 001

Ranchi
37) GEL Church-Commercial Complex
Main Building, Main Road
Ranchi 834 001

Surat
38) UG-2, Manav Mandir
Athawa Lines
Parle Point Circle
Surat 395 007

Thiruvananthapuram
39) Shop No. 1
Pan African Plaza
M.G. Road
Thiruvananthapuram – 695 001

Vadodara
40) Shop No. 42-44, Siddharth Complex
R. C. Dutt Road, Alkapuri
Vadodara 390 005

Vishakhapatnam
41) Shop No. 1
Rednam Manor, Dwarka Nagar
Near Diamond Park
Vishakhapatnam 530 016

Club Stores

Bangalore
42) Bangalore Golf Club

Gurgaon
43) Classic Golf Resort

Kolkata
44) Tollygunge Club
45) Royal Calcutta Golf Club

John Players Stores

Agra
46) Shop No. LG3, Suresh Mall
Raghunath Nagar, Civil Lines
M.G.Road
Agra 282 002

Ahmedabad
47) Shop No. 20 & 21
Siddhi Vinayak Complex
Shiv Ranjani Char Rasta
Satellite Road
Ahmedabad 380 015

Bareilly
48) Shop No. F 11 & 12
Butler Plaza, Civil Lines
Bareilly 243 001

Chennai

49) Shop No. 20
Kasi Arcade
116, Sir Thyagaraya Road
T. Nagar
Chennai 600 017

50) Shop No. 129A
Spencer Plaza
Phase III, First Floor
769, Anna Salai
Chennai 600 002

Faridabad

51) Shop No. F 6, First Floor
Ansal Crown Plaza
Sector 15-A
Faridabad 121 001

Guwahati

52) House No. 127
Ground Floor
Ganeshguri Charali
R. G. Baruah Road
Guwahati 781 005

Jaipur

53) 32/A Ground Floor
City Plaza
Jhotwara Road, Bani Park
Jaipur 302 016

54) Shop No. 38
Near Tagore Circle
Vaishali Nagar
Jaipur 302 012

55) Opposite Prem Prakash Cinema
Chaura Rasta
Jaipur 302 003

Jalandhar

56) Ground Floor, S.C.F. No. 5
New Jawahar Nagar Market
Jalandhar 144 001

Jammu

57) Shop No. 42, A-2 South Block
Bahu Plaza
Jammu 180 012

Jamshedpur

58) Shop No. 49, Main Road
Bistupur
Jamshedpur 831 001

Kanpur

59) 140 Naveen Market
Kanpur 208 001

Kolkata

60) Metro Cinema Building
Ground Floor
5, Jawaharlal Nehru Road
Kolkata 700 013

61) 11, Shakespeare Sarani
Kolkata 700 071

62) A-206, City Centre
Block-DC, Sector 1, Salt Lake
Kolkata 700 101

Lucknow

63) Shop No. 15 & 16
Aminabad Park
Lucknow 226 018

Meerut

64) Shop No. 2 & 3
Ground Floor
Abu Plaza, Abu Lane
Meerut 250 001

Mumbai

65) Gala No. 4, First Floor
Ajanta Industrial Estate
Off L. T. Road
Borivali (West)
Mumbai 400 092

66) Shop No. 1 & 1A
705, Shyam Kunj
Linking Road
Khar (West)
Mumbai 400 052

New Delhi

67) Ground Floor, I-21
Lajpat Nagar – II
New Delhi 110 024

68) 47, Bunglow Road
Kamla Nagar
Delhi 110 005

69) G-54, Laxmi Nagar
Vikas Marg
Delhi 110 092

70) Shop No. 17/10 B
Tilak Nagar
New Delhi 110 018

71) Shop No. 7/2
West Patel Nagar
New Delhi 110 008

Noida

72) Shop No. 225
C-134 B, Shoprix Shopping Mall
Sector-61
Noida 201 301

Pondicherry

73) 119, Jawaharlal Nehru Street
Pondicherry 605 001

Pune

74) 295, Ma Road
Near Railway Station
Pimpri
Pune 411 017

Saharanpur

75) Near Civil Court
Court Road
Saharanpur 247 001

Sonepat

76) 205-1, Model Town
Atlas Road
Sonepat 131 001

Surat

77) Shop No. 9, Ground Floor
Ankur Shopping Complex
Adajan
Surat 395 009

Vadodara

78) 10 Narmada Apartments
Navrang Cinema Road
Vadodara 390 001

79) Ground Floor – 1, Shrijal
Punit Nagar Society
Old Padra Road
Vadodara 390 015

80) Shop No. SB-6, Siddharth Complex
R.C. Dutt Road
Alkapuri
Vadodara 390 005

SHAREHOLDER REFERENCER

Unclaimed Dividend

Unclaimed dividend for the years prior to and including the financial year 1996-97 has been transferred to the General Revenue Account of the Central Government / the Investor Education and Protection Fund, established by the Central Government (IEPF), as applicable.

Shareholders who have not encashed their dividend warrants relating to financial year(s) up to and including 1993-94 may claim such dividend (transferred to the General Revenue Account) from the Registrar of Companies, West Bengal, Government of India, Nizam Palace, 2nd MSO Building, 234/4, A.J.C. Bose Road, Kolkata 700 020, in the prescribed form, which can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations', or can be furnished by the Investor Service Centre of the Company (ISC) on request.

The dividend for the following years, if unclaimed for 7 years, will be transferred by the Company to IEPF according to the schedule given below. Attention is drawn that the unclaimed dividend for the financial year 1997-98 will be due for transfer to IEPF later this year. Communication has been sent by the Company to the respective Shareholders advising them to lodge their claims with respect to unclaimed dividend.

Once unclaimed dividend is transferred to IEPF, no claim shall lie in respect thereof either with IEPF or the Company.

ITC Limited

Financial Year	Dividend Identification No.	Date of Declaration of Dividend	Total Dividend (Rs.)	Unclaimed Dividend as on 31/03/2005		Due for transfer to IEPF on
				(Rs.)	%	
1997-98	68th	12th August, 1998	1,10,43,67,068.00	89,38,313.00	0.81	29th September, 2005*
1998-99	69th	30th July, 1999	1,34,97,81,972.00	1,02,15,713.00	0.76	17th September, 2006
1999-00	70th	28th July, 2000	1,84,06,11,780.00	1,42,09,317.00	0.77	15th September, 2007
2000-01	71st	3rd August, 2001	2,45,41,49,040.00	2,31,79,373.35	0.94	9th September, 2008
2001-02	72nd	26th July, 2002	3,34,14,27,743.00	2,93,12,465.00	0.88	31st August, 2009
2002-03	73rd	25th July, 2003	3,71,26,78,290.00	2,81,71,080.00	0.76	30th August, 2010
2003-04	74th	30th July, 2004	4,95,35,77,020.00	4,03,75,240.00	0.82	4th September, 2011

* Only those claims which are received by ISC by 28th September, 2005 will be entertained.

Erstwhile ITC Hotels Limited

Financial Year	Date of Declaration of Dividend	Total Dividend (Rs.)	Unclaimed Dividend as on 31/03/2005		Due for transfer to IEPF on
			(Rs.)	%	
1997-98	24th July, 1998	9,06,38,673.00	4,78,460.45	0.53	11th September, 2005*
1998-99	24th September, 1999	4,53,24,738.00	3,74,776.00	0.83	12th November, 2006
1999-00	25th August, 2000	3,02,16,492.00	3,36,847.00	1.11	10th October, 2007
2000-01	17th August, 2001	3,02,16,492.00	3,15,529.00	1.04	20th September, 2008
2003-04	14th July, 2004	6,04,32,984.00	7,45,426.00	1.23	18th August, 2011

* Only those claims which are received by ISC by 10th September, 2005 will be entertained.

Bank Details

Shareholders holding Shares in the physical form are requested to notify / send the following to ISC to facilitate better servicing:-

i) any change in their address / mandate / bank details, and

ii) particulars of the bank account in which they wish their dividend to be credited, in case the same have not been furnished earlier.

Shareholders are advised that respective bank details and address as furnished by them or by NSDL / CDSL to the Company, for Shares held in the physical form and in the dematerialised form respectively, will be printed on dividend warrants as a measure of protection against fraudulent encashment.

Shareholders who wish to receive dividend in a bank account other than the one specified by them while opening their Depository Account, may notify their Depository Participants (DPs) of such change in bank account. Shareholders are also requested to furnish complete details of their respective bank account including the MICR code of the bank to their DPs.

Electronic Clearing Service (ECS) Facility

The Company, with respect to payment of dividend, provides the facility of ECS to Shareholders at the following cities:

Ahmedabad, Bangalore, Bhopal, Bhubaneshwar, Chandigarh, Chennai, Coimbatore, Delhi, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Lucknow, Mumbai, Nagpur, Panaji, Pune, Surat, Thiruvananthapuram, Vadodara and Vishakhapatnam.

Shareholders holding Shares in the physical form, who wish to avail the ECS facility, may send their ECS mandate in the prescribed form to the Company, in the event they have not done so earlier. The ECS mandate form can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations', or can be furnished by ISC on request.

Nomination Facility

Shareholders who hold Shares in the physical form and wish to make / change a nomination in respect of their shareholding in the Company, as permitted under Section 109A of the Companies Act, 1956, may submit to ISC the prescribed Form 2B, which can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

Form 2B is also enclosed with the Notice convening the 94th Annual General Meeting, as a measure of investor service.

Depository Services

Shareholders may write to the respective Depository or to ISC for guidance on depository services.

Address for Correspondence with Depository

National Securities Depository Limited
Trade World, 4th & 5th floors
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013

Telephone no. : 022-2499 4200
Facsimile nos. : 022-2497 2993/2497 6351
e-mail : info@nsdl.co.in
website : www.nsdl.co.in

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers
17th floor, Dalal Street
Mumbai 400 023

Telephone no. : 022-2272 3333
Facsimile nos. : 022-2272 3199/2272 2072
e-mail : investors@cdslindia.com
website : www.cdslindia.com

Address for Correspondence with ISC

Investor Service Centre
ITC Limited
37 Jawaharlal Nehru Road
Kolkata 700 071
India

Telephone nos. : 033-2288 6426 (With voice mail facility)
033-2288 0034

Facsimile no. : 033-2288 2358

e-mail : isc@itc.co.in

website : www.itcportal.com

Shareholders holding Shares in the dematerialised form should address their correspondence to their respective DPs, other than for dividend, which should be addressed to ISC.

Shareholders are requested to provide their e-mail addresses, telephone / fax numbers and quote their account numbers / DP ID & Client ID numbers in all correspondence with ISC to facilitate prompt response.

REPORT OF THE DIRECTORS & Management Discussion and Analysis

For the Financial Year Ended 31st March, 2005

Your Directors submit their Report for the financial year ended 31st March, 2005.

SOCIO-ECONOMIC ENVIRONMENT

Advance estimates of the Central Statistical Organisation (CSO) for 2004-05 indicate a real GDP growth of 6.9% – well above the expectations at the commencement of the year. This growth has been achieved despite a less than normal monsoon, decline in the kharif crop output, unprecedented rise in global oil prices and fears of degrowth in outsourced IT services from India. The decline in kharif foodgrains consequent to the shortfall in south west monsoon is expected to be offset by improved rabi output, which is estimated to exceed kharif production for the first time since 1950-51. The potentially inflationary impact of rising world crude prices has so far been ameliorated through a combination of agile fiscal policy and prudent monetary management. Growth in the Indian IT sector has continued unabated, with software export earnings touching USD 30 billion.

The smart upturn of 8.8% in the manufacturing sector led the growth momentum during the year, resulting in a growth of 8.1% in the Index of Industrial Production till February 2005. The double-digit growth of consumer non-durables is a healthy sign of recovery in this segment. Manufactured goods also led the nation's export effort for the year. In an environment where global GDP growth of 5% for 2004 was the highest in the last three decades, India's overall exports grew by 24% to touch USD 80 billion.

The above-the-trend GDP growth in the last two successive years were founded on a welcome growth in investments, led by the private sector. The investment rate of 26.3% of GDP in 2003-04 was the highest since the mid-nineties. This trend continued during 2004-05, with incremental credit-deposit ratio exceeding 100% for the first time in 15 years. A buoyant investment sentiment coupled with prospects of a normal monsoon in 2005 has led to widespread expectations of GDP growth in the region of 7% for 2005-06.

Economic growth does not necessarily translate to sustainable development. The manner of industrial growth so far has taken an immeasurable toll on finite natural resources, and yet left vast numbers of people in poverty. On the one hand, depletion of biodiversity resources – soil, water, air – has increased the fragility of ecological balance manifold. On the other, the declining rate of growth of agriculture has led to the present situation where nearly 60% of India's population shares barely 22% of its output. Over 75% of those below the poverty line reside in rural India. Poverty manifests itself not only as material impoverishment but also in the lack of real opportunities for the poor to emerge from such a condition. Such fundamental deprivations of freedom suffered by individuals who are casualties of high morbidity and illiteracy affects their economic performance as well as their ability to seize opportunities offered by expanding markets. Growth agendas can become sustainable only if they include in their wake strategies to enhance ecological and social capital, thereby translating to development.

The promise of a 'New Deal' for rural India, the Government's 'Bharat Nirman' proposal involving an investment outlay of over Rs.174000 crores during the next 4 years (2005-2009) towards creating rural infrastructure, and the emphasis on effective delivery mechanisms represent key policy focus areas towards securing sustainable development. Such policy initiatives need to be supplemented with reforms in the agricultural sector, founded upon effective connectivity to markets, improved productivity of resources and enhanced value addition. A comprehensive growth strategy for rural India, including the agri sector, is necessary to address the serious issues relating to sustainability and to enlarge effective domestic demand by including those living at the margin in the process of market development.

Implementation of reforms has assumed even greater urgency in view of the escalating challenges to competitiveness of the various sectors of the economy. The recent slew of Free Trade Agreements at bilateral and regional levels and the consequent calibrated demolition of cross border tariffs would translate to opportunities only if the economy and its constituents can make a successful transition towards global competitiveness. Increasing domestic competitiveness, together with enlarged aggregate domestic demand, can then become the foundation for much higher levels of investment and employment. India's current investment rate of

26.3% is well below that of China, which sustains a level of 45% of GDP. For India's oft quoted advantage of demographics to become a driver of growth, about 10 million new jobs need to be created annually over the next decade. Public-private partnerships in investment are critical to realise such outcomes, particularly in generating off-farm employment and absorbing displacement of labour inherent in agricultural reform.

In line with this rationale, your Company is engaged in enlarging its contribution across three dimensions – economic, ecological and social – through investments in all its businesses and across the value chain, where feasible. Your Company believes that it has earned the right to make an enlarged contribution on the basis of its ability to create superior economic value. Highlights of your Company's progress are discussed in the sections that follow.

COMPANY PERFORMANCE

Your Company posted yet another year of stellar performance, testifying to the robustness of the corporate strategy of pursuing multiple drivers of growth. The performance is even more heartening when viewed in the context of the challenging environment of the cigarette industry, impact of the absorption of incubation costs of the new business initiatives and the gestation cost of new investments in the hotels and paperboards businesses.

Gross Turnover for the year 2004-05 grew by 13% to Rs.13350 crores, driven by good topline growth across all businesses of your Company. Pre-tax profit (before exceptional items) increased by 15.3% to Rs.2673 crores, while Post-tax profit (before exceptional items) at Rs.1837 crores registered a growth of 15.3%. The financials for the year include Rs.692 crores representing net income from exceptional items, most of which relate to past litigation. Inclusive of these exceptional items net of tax, your Company's Profit after Tax stands at Rs.2191 crores.

Earnings Per Share (before exceptional items) for the year stands at Rs.73.74. Cash flows from Operations were Rs.2635 crores during the year. The financial results for the year ended 31st March, 2005 include those of the erstwhile ITC Hotels Limited and Ansal Hotels Limited which were amalgamated with your Company with effect from 1st April, 2004.

In order to strike a balance between the need to sustain strategic investments for a secure future and the annual expectation of shareholders for growing income, your Directors are pleased to recommend a dividend of Rs.31.00 per share (previous year Rs.20.00 per share) for the year ended 31st March, 2005. The cash outflow in this regard will be Rs.881.70 crores (previous year Rs.560.10 crores) including Dividend Tax of Rs.108.45 crores (previous year Rs.64.74 crores). Your Board further recommends a transfer to General Reserve of Rs.1100 crores (previous year Rs.1000 crores). Consequently, your Board recommends leaving an unappropriated balance in the Profit and Loss Account of Rs.611.41 crores (previous year Rs.387.84 crores).

Proposed dividend for the financial year ended 31st March, 2005 includes dividend payable on the new Ordinary Shares of the Company, issued and allotted to the shareholders of erstwhile ITC Hotels Limited and Ansal Hotels Limited, which rank pari passu in all respects with the Ordinary Shares of the Company, in accordance with the Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company.

PROFITS, DIVIDENDS AND RETENTION

(Rs. in crores)

	2005	2004
a) Profit Before Taxation and Exceptional Items	**2673.07**	2319.06
b) Income Tax	**836.00**	726.21
c) Profit After Taxation Before Exceptional Items	**1837.07**	1592.85
d) Exceptional Items (net of tax)	**354.33**	—
e) Profit After Tax	**2191.40**	1592.85
f) Add : Profit brought forward from previous year	**387.84**	343.88
g) Transfer from Hotel Foreign Exchange Earnings Reserve	**15.14**	4.00
Less : Transfer to Hotel Foreign Exchange Earnings Reserve	—	5.00
h) Surplus available for Appropriation	**2594.38**	**1935.73**

REPORT OF THE DIRECTORS

(Rs. in crores)

	2005	2004
i) Transfer to Debenture Redemption Reserve	—	—
Less: Transfer from Debenture Redemption Reserve	—	10.94
j) Transfer to General Reserve	**1100.00**	1000.00
k) Proposed dividend for the financial year at the rate of Rs.31.00 per Ordinary Share (previous year Rs.20.00 per Ordinary Share)	**773.25**	495.36
Income Tax on proposed dividend (2005 – including Rs.1.27 crores for earlier years)	**109.72**	63.47
l) Retained profit carried forward to the following year	**611.41**	387.84
	2594.38	1935.73

FOREIGN EXCHANGE EARNINGS

Your Company continues to view foreign exchange earnings as a key priority. All businesses in the ITC portfolio are mandated to engage with overseas markets in a bid to test competitiveness and seek growth opportunities. The ITC Group's contribution to foreign exchange earnings over the last decade amounted to nearly USD 2.2 billion, of which agri exports accounted for about USD 1.6 billion. Earnings from agri exports is an indicator of your Company's contribution to the rural economy through effectively linking small farmers with international markets.

During the financial year 2004-05, your Company, its subsidiaries and the ITC Welcomgroup hotel chain together earned Rs.1378 crores in foreign exchange. Direct foreign exchange earned by your Company amounted to Rs.1269 crores. Your Company's expenditure in foreign currency amounted to Rs.655 crores, comprising purchase of raw materials, spares and other expenses at Rs. 531 crores, and import of capital goods at Rs.124 crores.

Details of foreign exchange earnings and outgo are provided in Schedule 19 to the Accounts.

BUSINESS SEGMENTS

A. FAST MOVING CONSUMER GOODS (FMCG)

FMCG – Cigarettes

The year under review witnessed a number of landmark developments in the Indian cigarette industry. On the regulatory front, severe restrictions were imposed on the industry with respect to advertising, sale and consumption of tobacco products with the implementation of the "Cigarettes and Other Tobacco Products (Prohibition of Advertisement and Regulation of Trade and Commerce, Production, Supply and Distribution) Act, 2003" (COTPA) with effect from 1st May, 2004. Further, the Framework Convention on Tobacco Control, of which India is one of the first signatories, was ratified on 27th February, 2005. The industry and Company's stand on the unconstitutionality of State Luxury taxes on cigarettes was upheld by the Supreme Court. However, cigarettes continue to be subjected to a multiplicity of taxes at the Central and State levels. The industry believes that the levy of State-level taxes on cigarettes tantamounts to an infringement of the agreement between the Centre and the States reached at the National Development Council meeting of 1955 which substituted State-level taxes on cigarettes with Additional Excise Duty, levied by the Centre, but distributed amongst the States. In the context of Value Added Tax (VAT), the amendment to the Additional Excise Duty Act by the Finance Act 2003 cognises for the deleterious effect of cascading taxes by prescribing 'transaction value' as the basis for a 4% levy. In view of the highly taxed nature of the product, and the sensitivity to varying tax rates, ideally a single point levy on cigarettes through the existing specific duty mechanism of Central Excise would best serve the key canons of taxation, namely buoyancy, simplicity, certainty and efficiency in collection. Moreover, the intended objective behind VAT of creating a large unified market would only be realised if VAT replaces all other State-level taxes.

At the central level, after a relatively stable regime of taxation since February 2001, excise duty rates were hiked in March 2005, by as much as 10% for cigarettes and most other tobacco products. However, the increase in excise rates, sought to be justified on health grounds, excludes bidis, which outsell cigarettes more than 8 times. In view of the already existing high excise burden on cigarettes, this sharp increase in rates will significantly disadvantage cigarettes vis-à-vis other tobacco products. The operating landscape for cigarettes, therefore, continues to be one of ever increasing challenges.

Despite contributing more than 85% of tax revenues from tobacco, today cigarettes constitute only 14% of total tobacco consumed in the country, down from about 21% in 1981-82. In fact, as per latest available published data, while it is evident that on a per capita basis, annual adult tobacco consumption in India is close to 70% of the world average, cigarette consumption ranks amongst the lowest in the world.


Per Capita Adult Tobacco Consumption (Kgs.)
1.59
1.47
0.76
0.75
0.73
1.06
USA
China
Pakistan
Nepal
India
World Avg.


Per Capita Adult Cigarette Consumption (Sticks)
1662
1753
561
488
141
1190
USA
China
Pakistan
Nepal
India
World Avg.

Source: Based on Cigarette consumption data (2003) from "World Cigarettes", ERC Group Plc.

In India the taxes on cigarettes are about 30 times higher than those on other tobacco products, on a per kg basis. This heavy burden of tax has led to a progressive shift of tobacco consumption from the cigarette form to other forms resulting in loss of opportunity to maximise revenue from the tobacco sector. As cigarettes become more and more expensive due to increasing levels of taxation, tobacco consumption migrates to cheaper and revenue inefficient tobacco products. Since the incidence of tax on other tobacco products like bidis, gutkas and chewing tobacco is much lower than that on cigarettes and since these are manufactured pre-dominantly in the unorganised sector, revenue collection from these products remains comparatively insignificant due to leakages and inefficiencies. Fiscal legislation, over time, has thus led to the unintended consequence of sub-optimisation of economic value per unit of tobacco consumption.

It is evident that high rates of taxes on cigarettes have neither imparted buoyancy to tax revenues from the tobacco sector nor curtailed overall consumption. **It is now a well established principle that sustainable tax buoyancy can be realised only by expanding the tax base.** This principle stands reinforced by the experience of China where, despite their per capita incomes being twice as much as India's, rates of taxes on cigarettes are much lower than those in India, resulting in the tobacco sector generating as much as 10 times the revenue collection from the Indian cigarette industry. Unfortunately, in India the tax policy has been focussed hitherto on the minority segment of tobacco, i.e., cigarettes. The inevitable consequence of this has been sub-optimal revenue generation from tobacco. **The need of the hour, therefore, is to reduce the difference in effective tax rates across classes of tobacco products in a manner that maximises contribution to the Exchequer from the tobacco sector even in a shrinking basket of overall tobacco consumption.** This need for expansion of the tax base has now also been acknowledged by the Central Government: **"Extend the ambit of tobacco product taxation, to hitherto untaxed or lightly taxed products such as beedis and chewed tobacco products, and bring their taxes on par with those on cigarettes...."** *Source: "Report on Tobacco Control in India", Ministry of Health – 2004.*

Widening the tax base through moderation in rates can arrest the shift in tobacco consumption to revenue inefficient products.

If the consumption of tobacco in cigarette form were to be reinstated to even the 1981-82 levels of 21% of total tobacco consumption, it would translate to additional revenues in excess of Rs.4000 crores – resources critical for deployment in areas of national priority. Additionally, a growing demand for high quality cigarette type tobaccos will spur R&D investments in this sector which, in turn, will boost the export potential of tobacco. The multiplier effect of this would also favourably impact more than 36 million farmers, farm labour, tribals and marginal traders who depend on tobacco for their livelihood. This assumes critical significance in the context of an analysis of farmer earnings by the Central Tobacco Research Institute which shows that there are no economically viable alternative crops to tobacco. Moreover, this would also be in alignment with one of the stated priorities of the Common Minimum Programme of the Central Government – **"to enhance the welfare and well being of farmers, farm labour and workers ... and assure a secure future for their families in every respect"**. India is the third largest grower of tobacco in the world after Brazil and China. However, India's tobacco exports languish at a mere 3% of global leaf trade estimated at USD 5.2 billion. This is largely due to the highly punitive tax regime on cigarettes over many years which has discouraged the development of a strong and stable domestic market for cigarette type tobaccos – a pre-requisite for increasing exports in a sustainable manner. A strong domestic market not only promotes growth of high quality and flavourful tobaccos but also largely insulates the farmer against the vagaries of international trade. A case in point is Brazil. As evident from the following table, while the two countries had comparable export volumes in 1970, Brazilian tobacco exports have leapfrogged over India, aided by a strong domestic cigarette market.

Leaf Tobacco Exports (Mln. Kgs.)		
Year	**India**	**Brazil**
1970	59	55
1990	71	188
2003	128	466

Source: Tobacco Institute of India

During the mid-seventies, Brazil, like India, had a huge market for a local variety of tobacco product made with *'comum'* grades, which, like bidi tobacco in India, had little export potential. Realising the untapped opportunity for revenue generation, the government worked in partnership with farmers and industry to increase the production of full-flavour, high quality cigarette type tobaccos. This has resulted in Brazil occupying the top spot in leaf tobacco exports today with revenues in excess of USD 1 billion – clearly an example that can be emulated successfully in India.

As reported in earlier years, high taxes on domestic cigarettes continue to fuel contraband trade. The high domestic tax rates in India provide huge arbitrage opportunities for illegal trade whereby contraband enjoys a grossly unfair advantage in both the originating and the destination economies through evasion of taxes. This is compounded by the liberal import of under-priced international brands into India at prices which are significantly lower than those prevailing for the same brands in duty free trade. Apart from the consequential loss of customs revenues, imports of foreign cigarette brands by some players compounds the menace of contraband by providing a legal cover to unscrupulous traders to pass off much larger quantities of smuggled cigarettes as legitimate imports. As a result, not only is contraband the fastest growing segment in the Indian market, it is also costing the exchequer about Rs.2000 crores annually by way of forsaken taxes and foreign exchange outflow. Your Company believes that in addition to stricter enforcement, the other effective ways to combat contraband are to (i) prohibit duty free sales, (ii) disallow cigarettes in personal baggage, (iii) closely regulate import of cigarettes by shifting it from OGL to 'restricted' items and impose specific rates of customs duty to stem under-valuation, and (iv) put in place legislation that addresses tobacco related issues holistically and equitably.

Unfortunately, contraband is often, unwittingly, encouraged by inadequate legislation. COTPA was introduced with effect from 1st May, 2004 and is being implemented in a phased manner. So far, the provisions of the Act dealing with severe restrictions on advertisement and communication in relation to cigarettes and other tobacco products have been notified. However, COTPA has not taken cognisance of issues addressed in the Framework Convention on Tobacco Control like prohibition of duty free sales, anti-smuggling labelling on packages etc., resulting in an unfair advantage, albeit unintended, to the contraband trade.

Even after the implementation of COTPA, the imported brands, unlike domestic brands, continue to be advertised through satellite television channels and international promotions of events that are also telecast on Doordarshan (e.g. Formula I Racing). Consequently, imported brands and their contraband trade derive unjust benefit at the cost of domestic brands. Your Company genuinely believes that legislation on smoking and tobacco must be holistic, fair and equitable across all categories of tobacco and smoking products and, while addressing critical issues like reduction of the impact of usage of tobacco and smoking on the public, under-age tobacco consumption etc., must also ensure that domestic industry is not discriminated against and adult consumers are allowed to make informed choices about a legal product. Accordingly, your Company continues to make representations to the Government on relevant regulatory as well as taxation related legislation.

In a developing country like India where the livelihood of millions is linked to growing tobacco, a viable strategy is required to maximise the economic value per unit of tobacco even in a shrinking basket of overall tobacco consumption. This purpose can be achieved through a pragmatic and equitable taxation policy, anchored on expanding the tax base through moderation in tax rates. Such a tax policy can bring about calibrated and orderly change in this sector, even as it yields higher revenue for the Exchequer, enhances foreign exchange earnings through growing exports, increases farm incomes and reduces smuggling.

In spite of the extremely challenging operating environment, your Company continues to invest in developing its capabilities to world-class standards and consolidating its leadership position. In a reflection of the market standing of your Company's cigarettes business, its Gross Turnover crossed the Rs. 10000 crores milestone on the back of an overall volume growth of over 6%, achieving the highest ever market share in overall value terms and in the new and emerging segments of the industry, and a 45% growth in export volumes.

Sustained investments in capability enhancement have enabled extension of internationally contemporary packaging formats across a range of brands in the full value segment, further reinforcing the association of your Company's products with world class standards. These include the launch of super premium brands in the unique Shoulder Box packaging style, roll out of the new Wave pack, and contemporary pack designs for major filter cigarette brands.

The deep consumer insights nurtured over time by your Company enabled many initiatives in process and product development during the year including enhancement of major brands through diverse product design tools cutting across the entire range of product technologies, including Tobacco, Filters and Cigarette Papers.

On the manufacturing side, your Company's relentless pursuit of operational excellence enabled attaining the highest ever levels of leaf tobacco and wrapping material utilisation and manufacturing efficiencies. Your Company's brands continued to be substantially ahead of competition as reflected by the internationally benchmarked Product Quality Rating Systems scores. In order to meet changing consumer preferences your Company continues to maintain world class manufacturing facilities and build capabilities to manage product variety and further improve quality. In this respect, key interventions during the year include induction of state-of-the-art cigarette making and packing machines; implementation of various systems to improve management of varietal complexity and development of in-house capability to manufacture intermediate products hitherto imported, resulting in improved product offerings and significant savings in cost and foreign exchange.

The global standards of Environmental Health and Safety policies practised at your Company's manufacturing facilities have been recognised in various international and domestic awards. **The manufacturing facilities at Bangalore, Kidderpore and Saharanpur won the Sword of Honour as well as the 5-Star Health and Safety Management Audit System Award from the British Safety Council. All production units won Royal Society for Prevention of Accidents (ROSPA) awards for Health and Safety. The Munger, Kidderpore and Saharanpur units also won the Greentech Foundation Award for excellence in environmental pollution control and safety. Additionally all production units of your Company**

are now OHSAS: 18001 certified by Det Norske Veritas (DNV), Netherlands. The Kidderpore unit also won the CII 'Safety Award' while the Saharanpur factory won the CII 'Excellence in Water Management Award'.

As reported in earlier years, it is indeed a matter of deep satisfaction that your Company's brands account for three of the top five FMCG brands in the country. Your Company, with its strategy of delivering superior value to consumers through world class products, is well positioned to sustain its leadership position in the industry.

FMCG – Others

As explained in detail in last year's Report of the Directors, it is the strategic intent of your Company to secure long-term growth by synergising and blending the diverse pool of competencies residing in the various businesses to tap the emerging opportunities in the FMCG sector. Towards this end, your Company continued to make rapid progress during the year in scaling up the newer FMCG initiatives comprising Branded Packaged Foods, Lifestyle Retailing, Greeting, Gifting & Stationery and Safety Matches & Incense Sticks (agarbattis).

Your Company is of the view that the FMCG sector presents exciting long-term growth prospects. Despite the sluggish performance and pressure on margins witnessed in recent times, the underlying macro-economic trends point to a compelling opportunity. First of all, the per capita consumption and penetration levels of most FMCG categories are relatively low in India even when compared to other South Asian countries. For example, branded atta constitutes over 25% of total atta consumption in Pakistan (Source: CII-McKinsey FAIDA Report) against only about 5% in India. With India's per capita GDP set to cross the USD 1000 threshold within the next five years, disposable incomes are projected to grow rapidly and would in turn drive demand for consumer goods including FMCG. Secondly, the changing demographic profile of the country indicates an increasingly younger consuming class with around 54% of the population being below the age of 25 years. The size of the consuming class itself is also set to grow exponentially with around 6 million households expected to get added each year over the next 5 years. Thirdly, improving literacy levels, growing urbanisation trends, increasing population of working women, and increased media exposure are expected to fuel demand for value added consumer goods and lifestyle products. Fourthly, while there are nearly 3.6 million outlets in rural markets alone, there is no organised marketing and distribution of FMCG products in a vast majority of villages due to the prohibitively high cost of servicing the 'last mile'. This 'last mile' represents a significant opportunity for those who can defray logistics costs efficiently over multiple transactions.

During the year, your Company's market standing was significantly enhanced on the back of rapid expansion of product range across chosen categories, leveraging the ITC Group Research & Development Centre at Bangalore and the Master Design facility at Gurgaon. On the trade marketing and distribution front, your Company continues to occupy the pole position in terms of 'Customer Value Measurement'. It was once again voted as the most preferred supplier despite a proliferation in the number of product categories and SKUs. Your Company's trade marketing and sales management processes spanning multiple SKUs across diverse categories such as cigarettes, confectionery, staples, biscuits, salt, snack-food, conserves, cooking pastes and chutneys, ready meals and premium foods, gifting and stationery, matches and agarbattis are acknowledged as an industry benchmark. This trade marketing and distribution bandwidth was further enhanced during the year with greater penetration into groceries, modern format stores, strengthening of the stationery channel and improvement in service levels. The rural distribution initiative was also successfully scaled up during the year in Madhya Pradesh and Uttar Pradesh leveraging your Company's e-Choupal network. Your Company is well poised to take its FMCG initiatives to new highs on the back of this expanded trade marketing and distribution bandwidth.

Your Company is engaged in creating low cost demand fulfilment capabilty by upgrading the value chains embedded in its businesses. The business model envisages retaining critical elements of the value chain in-house while outsourcing manufacturing mainly to small and medium enterprises (SMEs). Company resources are directed towards strengthening the capability of these SMEs, thereby enhancing the competitiveness of the entire value chain.

The Segment report set out in Schedule 20 to the Accounts reflects the rapid scaling up of operations. Segment Revenues grew by 85% over 2003-04 to Rs.563 crores. A snapshot of the sequential growth in the Segment Revenues is as illustrated below:


Sequential Topline Growth – FMCG 'Others'
Rs. Crores
200
160
120
80
40
0
105
132
151
174
Q1
Q2
Q3
Q4

Segment Results reflect the gestation costs of these businesses largely comprising costs associated with brand building, product development and infrastructure creation. Highlights of progress in each category are set out below.

Branded Packaged Foods

Your Company rapidly scaled up the Branded Packaged Foods business during the year in the 4 chosen categories viz. Snack Foods, Staples, Confectionery and Ready-to-Eat. The year saw the launch of a number of differentiated and innovative products leveraging the in-house capability of the ITC Group Research & Development Centre at Bangalore. Significant progress was made in enhancing supply chain efficiencies, depth and width of distribution and achieving world class hygiene standards in the outsourced manufacturing process. Your Company's commitment to delivering superior and consistent quality products benchmarked to international standards would enable realising the goal of becoming the 'most trusted provider of food products in the Indian Market'.

The 'Aashirvaad' brand – comprising packaged Atta, Salt, Cooking Pastes and Ready-to-Eat meals – continued to gain increasing consumer franchise during the year. 'Aashirvaad' Atta established itself as the clear market leader amongst national branded players. Significant improvement in operating performance was achieved through a combination of efficient wheat sourcing leveraging the e-Choupal network, driving down logistics costs and an enriched sales mix. Plans are on the anvil to extend the 'Aashirvaad' assurance of quality to Branded Spices in the ensuing year.

The year also marked the national rollout of 'Sunfeast' range of biscuits backed by a calibrated ramp up of the supply chain. The innovative products under this brand have garnered significant market standing in a short span of time and are being increasingly accepted by consumers as credible new alternatives to those of the traditional players in the industry. Your Company is engaged in scaling up the supply chain through distributed and outsourced manufacturing capacity to service market requirements in a cost-effective manner. Significant investments in brand building activities are also envisaged in the light of the heightened competitive activity in the industry. In keeping with your Company's philosophy of providing differentiated products to the consumer, 'Sunfeast' Pasta Treat, a whole wheat based non-fried product, was introduced as a healthy snacking option for children in 4 exciting flavours.

Product range in the Confectionery segment was expanded with the introduction of 'mint-o Fresh' deposited candies in two unique flavours – clove and eucalyptus – and 'Candyman' Eclairs at two convenient price points. In the Ready-to-Eat segment, product portfolio was expanded with the introduction of several offerings in the 'popular' range under the 'Aashirvaad ReadyMeals' banner. The range of offerings was also augmented with the launch of cooking pastes under the 'Aashirvaad' umbrella brand and Conserves & Chutneys under the flagship brand 'Kitchens of India' (KOI).

KOI has become synonymous with the finest packaged Indian food and the business is positioning itself to tap the opportunities in the rapidly growing domestic and exports market. Initial exports to Canada, Switzerland, UK and the USA have generated favourable consumer response.

Lifestyle Retailing

Your Company's Lifestyle Retailing business continues to strengthen its portfolio of offerings in both premium and popular segments of the branded apparel market.

In the premium segment, the 'Wills Lifestyle' apparel brand has established a strong market standing and loyalty among discerning consumers leveraging high fashion imagery and superior product quality and styling. Product availability was extended during the year by opening new stores in high potential malls and increasing presence in high profile Large Format Retailers in the country. Across its portfolio – 'Wills Sport', 'Wills Clublife', and the 'Classic' range – the brand is now recognised as offering an internationally contemporary, high fashion range.

In the popular segment, the 'John Players' brand further strengthened its position among its young male consumer base with its distinct "Comfort Dressing" proposition – which is fashionable and vibrant. The year witnessed expansion of the product range covering Denims, T-shirts, Shirts, Trousers, Cargos and Outerwear. Distribution reach was strengthened through increased availability in key Multi-Brand outlets as well as setting up new Exclusive Brand outlets. The brand is also available in the Canteen Service Department stores (CSD) of the Ministry of Defence – a first in the apparel Industry.

Effective operating strategies enabled the business to shrink market response time resulting in a decrease in the obsolescence levels of finished goods. The state-of-the-art Master Facility in Gurgaon continues to engage in R&D activities to offer superior products to the consumer in terms of fit, construction and finishing of the garments, besides facilitating prototyping of designs. The business is engaged in addressing the challenge of gearing up the supply chain to cater to significantly higher scale of operations, in terms of both product range and outlet coverage. An industry specific ERP system was implemented during the year with a view to enhancing supply chain efficiencies and sharpening business analytics.

Dismantling of the quota regime is widely viewed as a positive discontinuity, which can result in India's exports of apparel multiplying several fold over the next decade. Your Company is gearing up to tap the emerging growth opportunities and is in dialogue with several customers for sustainable long-term partnerships.

The business' internationally benchmarked quality continues to earn industry recognition with 'John Players' winning the 'Rising Star of the Year Brand' at the Images Fashion Awards 2004.

Greeting, Gifting and Stationery Business

The Greeting Cards Industry world-wide has been impacted by the growth of mobile communication technology and messaging services. Greeting card manufacturers are responding to this challenge by offering value added, keepsake products that differentiate paper cards from electronic substitutes. Despite challenging market conditions, brand 'Expressions' continued to grow its market share in the greeting cards segment to touch 25% in 2004-05, consolidating its position as the second largest player in the Indian market. The year saw the launch of 'Expressions Regalia' – a premium collection of greeting cards for the connoisseur. A slew of paper based greeting and gifting products under the 'Regalia' and 'Paperkraft' sub-brands will drive growth in the domestic market. In the stationery segment, the 'Classmate' brand of notebooks for students made rapid progress. Besides growing its retail presence, the business also executed customised orders for a number of leading schools. The 'Classmate Young Authors Contest' – a creative story writing competition was conducted across 2000 schools in 12 cities, making it a much sought after literary event in the school calendar.

Growing levels of literacy and improving quality consciousness are expected to drive demand for your Company's 'Paperkraft' and 'Classmate' range of branded notebooks. Also, the implementation of VAT across the country is expected to provide a level playing field for branded players in the Rs.5000 crore writing & printing papers and notebooks market. Accordingly, the business plans to scale up the stationery business significantly on the back of a superior and differentiated product range and a strong distribution network.

During the year, the business was awarded the ISO 9001:2000 standard by M/s. Det Norske Veritas as a recognition of its quality products and processes.

Safety Matches and Incense Sticks

Your Company's philosophy of creating shareholder value through serving society finds expression in the marketing of safety matches and incense sticks sourced from small scale and cottage sector units.

In the Safety Matches business, volumes were successfully ramped up during the year through continued focus on product quality, enhanced supply chain capabilities and distribution reach. The popular brand 'Aim' further consolidated its position as the single largest match brand in the country, significantly enhancing your Company's market standing. Buoyed by the strong growth in sales during the year, your Company is embarking on exports of value added products to discerning markets in Europe, Africa and the USA.

Your Company continues to support the competitiveness of the small scale and cottage sectors through induction of appropriate technology and best practices. All the 46 small scale and cottage units supplying high quality safety matches to your Company, continue to benefit through this support and are in turn able to provide better employment opportunities to workers in their respective areas of operation.

Your Company's incense sticks (Agarbatti) business completed the national rollout of products under the Mangaldeep brand during the year. Product portfolio was augmented through the introduction of region specific fragrances and price/pack combinations tailored to varying consumer needs. Mangaldeep is emerging as the only national brand in an industry dominated by multiple local brands.

In pursuance of its abiding social commitment, your Company expanded its collaboration with NGOs to train rural youth and economically disadvantaged women and thereby provide vocational opportunities. **Aided by your Company's process and technical inputs, one of its vendors was awarded the ISO 9001-2000 certification, earning the distinction of being the first ever Agarbatti unit in India to receive such accreditation.**

FMCG – Future Direction

Your Company seeks to aggressively scale up the FMCG initiatives over the next few years through a combination of synergistic collaboration by the various businesses in the portfolio, significant investments in brand building and further enhancement of supply chain and trade marketing and distribution capabilities. These interventions blended with a state-of-the-art information technology transaction backbone and the e-Choupal rural distribution network, provide the basis for a low cost, broadband fulfilment capability for consumer products. Over the long term, these initiatives are expected to provide the basis for sustainable growth in shareholder value by establishing your Company as the leading FMCG player in the country.

B. HOTELS

The year 2004-05 marked the amalgamation of the erstwhile ITC Hotels Limited and Ansal Hotels Limited with your Company. The Scheme of Amalgamation was sanctioned by the Hon'ble High Court at Calcutta and the Hon'ble High Court of Delhi at New Delhi on 24th January, 2005 and 2nd February, 2005, respectively. Upon completion of requisite formalities, the Scheme became effective on 23rd March, 2005 and operative from 1st April, 2004. The amalgamation would facilitate better alignment of investment and incomes, besides promoting fiscal efficiencies, rationalising operating structures & costs and facilitating clear visibility of the totality of your Company's hotels business.

In consideration of the amalgamation, 12,12,747 fully paid-up Ordinary Shares of Rs.10/- each of your Company were issued and allotted on 9th May, 2005 to the members of erstwhile ITC Hotels and Ansal Hotels. The new Ordinary Shares rank pari passu with the existing Ordinary Shares of your Company. Consequent to issue of the aforesaid Shares, the Issued and Subscribed Share Capital of your Company increased from Rs.248.22 crores to Rs.249.43 crores. Your Directors take pleasure in welcoming the shareholders, employees and all other stakeholders of ITC Hotels and Ansal Hotels into the ITC family.

The hotel industry continued on its growth path during the year on the back of strong economic growth. Foreign tourist arrivals continued to be buoyant, registering a robust growth of 23.5% during the calendar year 2004 to touch 3.36 million. Consequently, foreign exchange earnings from the tourism sector touched Rs.21000 crores during 2004 representing a growth of 36% over the previous year. Besides earning valuable foreign exchange, the tourism industry has a large economic multiplier impact and provides significant employment opportunities. The potential of the tourism industry to contribute to India's economic growth is increasingly being recognised in several policy initiatives. These include the healthy increase of budgetary allocation for the Ministry of Tourism and a 55% increase in overseas promotion budget to Rs.140 crores for 2005-06. Adoption of the 'open skies' policy to augment airline capacity and the announcement of upgradation projects covering 30 airports across the country stand testimony to the Government's commitment to this sector. It is evident from macro-economic indicators that the tourism sector has huge growth potential and your Company, with its ability to sustain the impact of capital intensity through the strength of its balance sheet, is well poised to not only sustain its leadership position in the industry, but also to emerge as the largest hotel chain in the country over the next few years.

ITC Grand Central, your Company's second property in Mumbai was commissioned during the year, marking yet another significant step towards the strategic objective of establishing the ITC Welcomgroup chain in the super deluxe segment in key business locations. The hotel has become very popular in a short span of time with its architectural design receiving all round critical acclaim. The business also progressed a product upgradation programme during the year with a view to maintaining the contemporariness of your Company's properties. Key initiatives during the year include lobby and coffee shop renovation at the ITC Maurya Sheraton, New Delhi, renovation of guest rooms and suites in ITC Mughal Sheraton, Agra, ITC Windsor Manor Sheraton, Bangalore and ITC Grand Kakatiya Sheraton, Hyderabad. The business also implemented Six Sigma Quality initiatives in select areas at the ITC Maurya Sheraton, New Delhi with a view to further enhancing the service edge.

During 2004-05, your Company's hotels business posted impressive financial performance with Segment Revenues growing by 124% to touch Rs.577 crores driven by improved occupancies/ realisations across properties and the impact of the amalgamation of ITC Hotels and Ansal Hotels. Gross Operating Profits (PBDIT) trebled over the previous year to touch Rs.200 crores during 2004-05, while Segment Results (PBIT) at Rs.141 crores grew more than 4 times over 2003-04, despite absorbing the gestation impact of its new properties and projects.

Buoyed by the impressive performance and the emerging opportunities in this industry as discussed herein, your Company is embarking on an aggressive investment led growth plan. Planning is already underway for your Company's proposed hotels at Bangalore and Chennai while a suitable location at Hyderabad is being identified. The amalgamated ITC Welcomgroup chain with its globally benchmarked levels of product and service excellence and superior hoteliering capabilities is well positioned to sustain industry leadership.

C. PAPERBOARDS, PAPER AND PACKAGING

The Paperboards, Specialty Paper and Packaging segment recorded strong growth during the year both in terms of sales and operating profits. As set out in the Segment Report annexed as Schedule 20 to the Accounts, Segment Revenue grew by 24.9% to touch Rs.1565 crores while Segment Results improved by 21.8% to Rs.280 crores. This strong performance is particularly heartening, as the same has been achieved despite pressure on margins arising from a steep increase in raw material prices and the costs associated with stabilisation of the Kovai unit and capacity expansion at the Bhadrachalam unit. The Segment generated strong operating cash flow of Rs.384 crores.

Paperboards & Specialty Papers

The year marked significant capacity augmentation in the recycled paperboards segment with the successful integration of the Kovai facility and the commissioning of the 75000 TPA paperboard machine at your Company's Bhadrachalam mill. Production during the year touched 308962 MT as compared to 234663 MT during the previous year while overall sales (including interdivisional sales) at 301034 MT grew by 30% over last year. In line with your Company's value led strategy, sales of Value Added Paperboard grades grew by 34% over last year to touch 90573 MT. Sales of Specialty Papers also registered strong growth driven by the décor and insulating segment.

The business recorded significant gains on the exports front with sales growing by 70% over 2003-04 to touch Rs.164 crores. Your Company's internationally benchmarked paperboards and specialty paper products now command a presence in several countries in Europe and the Afro-Asian region including Turkey, Greece, Bulgaria, Sri Lanka, Bangladesh, Malaysia, South Africa, UAE, UK and Iran. The full capacity utilisation of the pulp mill at your Company's facility at Bhadrachalam also enabled the conservation of foreign exchange in excess of Rs.200 crores.

The Indian paper and paperboards industry grew by nearly 7% during the year, substantially higher than the world average of 2%, driven by a strong growth in the economy, increasing sophistication of the Indian consumer and the emergence of packaging as a key driver of product differentiation. The Value Added Paperboards segment catering primarily to the packaging needs of the pharma, personal products and foods sectors, continued to grow at a substantially faster pace of 20%. Robust economic fundamentals, increased consumer spending and improvement in conversion technology are expected to drive per capita consumption of paper and paperboards from the current 5.6 kgs. per annum to progressively approximate the world average of over 50 kgs. per annum. The Indian industry is expected to witness heightened competitive activity in the ensuing years especially in light of most international majors viewing Asia including India as a key growth market. This coupled with the rise in input costs would call for increased focus on cost competitiveness. Your Company, with its integrated operations comprising the state-of-the-art Elemental Chlorine Free (ECF) pulp mill and paperboards manufacturing facilities, is uniquely positioned to tap the full growth potential of this industry.

Your Company continues to focus on the critical areas of pulp and energy, which are the two main components of product cost. Your Company's ECF pulp mill, the only one of its kind in the country, is a source of sustainable competitive advantage to the business. With increasing awareness of hygiene and safety among Indian consumers, industries like foods and pharmaceuticals are progressively switching to ECF pulp-based paperboards. Apart from contributing significantly towards upgrading the quality of value added products and facilitating market expansion, the mill reflects your Company's deep commitment of establishing globally benchmarked standards of environment management in the industry. **Your Company's endeavours in this area earned recognition in the form of the 'Five Leaves' award from the Centre for Science and Environment, New Delhi which adjudged the Bhadrachalam mill to be the greenest paper mill in India. The Bhadrachalam unit was also awarded the Greentech Environment Excellence award by the Government of Andhra Pradesh.**

The business made significant progress during the year on the energy front with the commissioning of the 18 MW power block at the Bhadrachalam mill and the near completion of the 8 MW unit project at the Kovai plant. Currently, about 95% of the energy requirements of the business are being met out of captive generation. Your Company's expertise in this area is a source of distinct competitive advantage in this energy intensive industry. **Initiatives in energy management won industry recognition with the business winning the award for 'Excellence in National Energy Conservation (ENCON)' from CII for the fourth year in succession.**

Your Company has over the years leveraged the biotechnology capability of the Research Centre at the Bhadrachalam mill to make available high-yielding clones and seedlings of the desired pulp wood species to farmers. The quality of these clones and seedlings has been tested for effectiveness over the last 12 years. Your Company's plantation programme gained further momentum during the year with an additional coverage of 11500 hectares. With this, the programme now extends to over 29000 hectares with saplings planted to date exceeding the 100 million mark. The success achieved in developing Eucalyptus clones is being replicated in Subabul. The business expects to plant 3 lakh Subabul clones during 2005-06 and scale up exponentially thereafter in pursuit of the strategic objective of attaining self-sufficiency in fibre. Your Company is also actively collaborating with the Council for Scientific and Industrial Research (CSIR) to develop low lignin-high yield pulpwood species. Your Company's afforestation mission regenerates wastelands, enhances farm incomes and generates sustainable employment, carrying the potential to benefit 1.2 million people in remote tribal areas in the economic vicinity of the paperboard mill.

Apart from the initiatives discussed herein, the business continued to focus on achieving higher levels of operational excellence towards enhancing competitiveness. Key interventions include Total Productive Maintenance towards minimisation of process losses and enhancement of quality and productivity; leveraging e-procurement systems and outsourced imported mixed waste sorting facilities for effective input cost and quality management; harnessing information technology to improve service levels to customers through enhanced responsiveness.

Your Company would continue to invest in research and development, cutting edge manufacturing systems and scale up the plantations programme with a view to securing long term growth.

Your Company with its enhanced capacity and competitive ability backed by a range of world class products and an all pervasive culture of innovation, is well poised to sustain its leadership position in India and establish itself as a major player in the Afro-Asian region.

Packaging and Printing

The Packaging and Printing business leveraged its recent investments in technology upgradation to expand its range of offerings to include a wider variety of contemporary packaging formats. This has enabled it to provide discernibly superior and innovative packaging solutions not only to your Company's cigarettes business but also to the FMCG and paperboards businesses. The enhanced packaging capability provided invaluable support towards introduction and rollout of several cigarette brands in bevelled edge, round corner and pillow packs while also enabling conservation of foreign exchange through import substitution.

The business won three India Stars, three Asia Stars and one World Star Award during the year for innovative packaging. Both the Munger and Tiruvottiyur units are certified to ISO 9000, 14000 and 18000. The Munger unit won the Royal Society for Prevention of Accidents (ROSPA) 'Gold Award' for Health and Safety, besides receiving the 'Sword of Honour' award from the British Safety Council and winning the Greentech award for Environment management. The Tiruvottiyur unit received a 5 Star rating from the British Safety Council and achieved a Level 7 rating in the International Quality Rating System (IQRS) as audited by Det Norske Veritas.

D. AGRI BUSINESS

Cigarette Leaf Tobacco

Significant increase in crop size in Brazil and the Zimbabwe Frontline African (ZFA) countries namely, Zambia, Tanzania, Uganda and Malawi more than offset the decline in production in Zimbabwe resulting in the continued global over supply situation. The trend of mergers, acquisitions and privatisation continued during the year and is expected to result in re-alignment of sourcing strategies and enhanced negotiating power of international manufacturers and merchants. In a significant development, during the year the European Union announced measures to decouple subsidies of agricultural products including tobacco from actual production. This could lead to a substantial decline in production in these countries and present opportunities for low-cost tobacco producing countries including India. Continuing focus on pesticide residue levels and Non-Tobacco Related Matter (NTRM) necessitates compliance with globally benchmarked product integrity and traceability protocols. The trend of increasing use of blend adjuncts such as reconstituted tobacco and expanded tobacco continued to spur demand for low value by-products, exerting pressure on margins.

The over supply situation in the domestic markets continues unabated. With severe competitive pressures, both in overseas and domestic markets, balancing the twin objectives of sustaining remunerative returns to the tobacco farmer and remaining competitive in the market place constitutes a key challenge for your Company. Despite being one of the largest producers of tobacco in the world, India's share of world tobacco trade remains minuscule primarily due to the predominantly non-cigarette form of tobacco consumption in India. **A stable, fair and equitable cigarette taxation policy would be imperative to provide a strong domestic demand base to the Indian farmer, insulating him from the volatilities typically**

associated with international markets, and be a key catalyst in realising the full economic potential of the tobacco sector in India.

Despite such a challenging business environment coupled with the appreciation of the Indian Rupee, your Company's tobacco exports grew by nearly 10% in value terms during the year. This was achieved on the back of substantial new business development through effective segmentation of customers and customised product and service offerings and simultaneously deepening relationships with existing customers. The business also continued to provide strategic sourcing support to your Company's cigarettes business.

Your Company continued to scale up its initiatives in the critical area of crop development and research during the year particularly towards the development of flavourful flue cured tobacco in Maharashtra and Northern Karnataka and superior filler style burley tobaccos in Orissa. The success of these trials could lead to significant opportunities to upgrade the quality of Indian tobaccos and drive business growth in the future. In the area of crop extension, your Company continued its pioneering work aimed at enhancing farm productivity and quality. Key initiatives in this regard include the successful introduction of model tobacco storages at the farm level, popularising the use of vermi-compost to improve soil health and reduce cultivation cost. Your Company is also actively collaborating with the Central Tobacco Research Institute (CTRI) to develop new varieties of seeds and hybrids.

Your Company's processing plant at Anaparti, which was modernised last year, achieved the targeted levels of production and product consistency while the facility at Chirala continues to be a global benchmark for green leaf threshing plants in terms of product quality, productivity and processing yields. **Both plants won the Greentech Foundation award – a recognition of your Company's commitment to highest standards of Environment, Health and Safety.**

The integrated end-to-end IT solution (ERP) implemented by the business has provided your Company with the capability of product traceability and enhanced operational efficiencies, both of which will significantly enhance the value proposition of the business to its customers.

Agri Commodities

During the year, your Company's agri commodity business turned in a robust performance with revenues touching Rs.1044 crores, further consolidating your Company's commitment to the agri value chain. The performance is particularly commendable in the light of the fact that it was achieved despite adverse market conditions, especially in the case of soya. The business registered substantial progress in most major commodities viz. rice, wheat, aqua and coffee while soya broke even, despite severe price disparities between the domestic and international markets, through a combination of efficient procurement, leveraging your Company's e-Choupal network, reducing crushing operations, increased bean trading in the domestic market and effective hedging of price risk in domestic commodity exchanges.

As discussed in previous years, the e-Choupal model operates within the unique structure of Indian agriculture by reaching out to farmers in the smallest of villages, which constitute the overwhelming majority of India's rural population. The network enables a quantum improvement in the cost and quality of extension services by providing customised inputs on best practices, weather etc. towards enhancement of farm productivity. Your Company is engaged in leveraging this unique infrastructure to create a significant two-way multi-dimensional channel which can efficiently carry products and services into and out of rural India, while recovering the associated costs through agri-sourcing led efficiencies.

Your Company continued to scale up the e-Choupal network during the year. This pioneering initiative comprising 5200 choupals, currently reaches out to over 3 million farmers in 31000 villages in the States of Madhya Pradesh, Uttar Pradesh, Rajasthan, Karnataka, Maharashtra, Andhra Pradesh and Kerala.

On the sourcing side, the network continues to be leveraged to deliver cost and quality led efficiencies. This is being increasingly reflected in your Company's branded atta business, in which cost effective procurement, coupled with sourcing of superior and consistent quality wheat, contributed significantly towards establishing the 'Aashirvaad' brand as the clear market leader amongst national branded players within a short span of time. The sourcing advantage of the e-Choupal network is planned to be increasingly leveraged to replicate this success in the case of your Company's 'Sunfeast' range of biscuits and snack foods.

During the year, your Company also leveraged its time-tested crop development and research expertise to foray into the Spices market. Several path-breaking initiatives including development of organic and value added spices have already been undertaken. These initiatives would serve to provide opportunities to farmers to diversify their crop portfolio while supporting the strategic plans of your Company's Foods business to become a leader in the Branded Spices market.

On the rural distribution front, pilots initiated in the previous years were ramped up towards attaining commercial scale. The throughput value of transactions through this channel during the year touched nearly Rs.50 crores, primarily in MP and UP comprising agri-inputs, FMCG products, vehicles, consumer durables, insurance products and other marketing services. Nearly 40 companies, both from the public and private sector, are already being served by the network. The rural distribution initiatives are planned to be progressively populated across the entire e-Choupal network in the ensuing years. Your Company plans to increase focus towards further enhancing the effectiveness of the e-Choupal network especially in the area of rural distribution, through a series of measures including imparting specialised training to sanchalaks, increasing reach to all catchment villages and activity building exercises to promote interaction and communication. A comprehensive network management system is also being deployed to effectively deal with the complexities and the geographical dimensions that this initiative entails. This will be supported by a focused performance management system which will enhance sanchalak effectiveness and productivity.

2004-05 also marked your Company's foray into rural retailing with the successful launch of the first rural hypermarket, christened 'Choupal Sagar', in Sehore, Madhya Pradesh. This landmark infrastructure has set new benchmarks in shopping experience for rural consumers while also doubling up as a farmer facilitation centre providing unique facilities like training, soil testing, health clinic, cafeteria, bank and investment counter, fuel station etc. Store footfalls and sales are encouraging and in line with expectations. Your Company is engaged in scaling up the rural retailing initiative to establish another 30 stores in the next 12 to 18 months.

In respect of commodity trading, the business seeks to achieve a higher order of value capture by exploring opportunities to become sourcing partners for large and organised players, moving up the value chain through the exports of value added aqua, processed fruits, organic products and establishing long term relationships with the animal feed industry in respect of soya. This coupled with the rural marketing thrust and an expanded retail presence would provide enhanced depth and width to your Company's rural based business portfolio.

Developmental activities in the e-Choupal catchment areas were scaled up during the year, further reinforcing your Company's relationships with the rural community. In this respect, several initiatives are underway in areas such as water harvesting and livestock quality enhancement in several districts of Madhya Pradesh and Uttar Pradesh. The success of these initiatives will demonstrate the potential of the e-Choupal infrastructure as an effective delivery mechanism for upgrading social infrastructure.

Your Company continues to invest in strategic capability building towards world class execution of such a bold strategy encompassing myriad constituents. In this respect, customised training programmes are being deployed across the business towards enhancing trade marketing & distribution and rural retailing skills and strengthening organisation culture and values. A team performance management system has also been launched during the year to facilitate actualisation of targets. Risk management strategies are continuously being refined with the increasing scale and complexities of the business. The Risk Management framework has been strengthened further with the implementation of comprehensive standard operating procedures and fundamental internal control systems spanning all legs of the business. The ERP solution which is currently under development is expected to complement your Company's robust CRM and supply chain systems and thereby create a strong IT backbone to support physical fulfilment capability.

What began as an effort by your Company to re-engineer the supply chain in respect of commodity procurement is rapidly transforming into a highly efficient low cost fulfilment capability not only for ITC but also for those who wish to obtain the benefits of such a wide and deep marketing and distribution capability. This network carries the potential to catalyse rural transformation by enhancing productivity and incomes, even as it creates a source of sustainable shareholder value.

NOTES ON SUBSIDIARIES

The following may be read in conjunction with the Consolidated Financial Statements enclosed with the Accounts, prepared in accordance with Accounting Standard 21. Your Company has been exempt from the provisions of Section 212(1) of the Companies Act, 1956 relating to the attachment of the accounts of its subsidiaries to its Accounts. Shareholders desirous of obtaining the annual accounts of your Company's subsidiaries may obtain the same upon request. The report and accounts of the subsidiary companies will be kept for inspection at your Company's registered office and that of the subsidiary company. Further, the report and accounts of the subsidiary companies will also be available at the 'Shareholder Value' section of your Company's website, www.itcportal.com in a user friendly, downloadable format.

Surya Nepal Pvt. Limited

The Nepalese GDP grew at 3.6% during the year ended 31st Ashad, 2061 against a growth of 2.3% in the previous year. Operating conditions continued to be challenging in view of insurgency and internal disturbances, which caused supply chain disruptions due to unprecedented blockades and bandhs as well as threats to key personnel involved in distribution.

On the 4th of August, 2004, the alleged Maoist aligned – All Nepal Federation of Trade Unions issued an ultimatum to a few companies in Nepal (including Surya Nepal Pvt. Ltd.) to cease operations for an indefinite period. Considering the far-reaching ramifications including security concerns, the company was compelled to suspend operations with effect from 17th August, 2004 till 16th September, 2004. It is a testimony to the quality of the company's leadership and human resources, that setbacks during this period were quickly recouped.

Despite difficult trading conditions as enumerated above, the company's strategies of proactively managing its supply chain, continuously adding value to brands together with consistently improving productivity has resulted in growth in Sales and Profit After Tax. For the twelve-month period ending 13th March, 2005, sales crossed Nepalese Rs.402 crores while Profit After Tax touched Nepalese Rs.42 crores.

In keeping with its endeavour to provide variety to consumers and thereby add value to brands, the company launched 'Shikhar Filter Kings' – the Lights variant of the largest selling King-sized cigarette in Nepal. Further, the 'Shikhar Select' brand was also launched in the internationally acceptable round edge pack. The superior value proposition of the company's brands enabled consolidation of leadership in the Nepalese market inspite of the entry of major international brands in the King-size segment.

In-house manufacture of filter rods continued during the year and further initiatives were undertaken to manufacture high porosity filters for Lights brands.

Exports of high-quality garments continued and till March 2005 the company had exported nearly 2.3 million pieces to India.

The company adopted a Corporate Governance Policy during the year based on the concepts of transparency, accountability, integrity and value creation.

During the year, the Shareholders of Surya Nepal approved a bonus issue of 5 shares for every share held resulting in increase in the paid-up share capital from Nepalese Rs.5.6 crores to Nepalese Rs.33.6 crores. The company declared a Dividend of Nepalese Rs.30 per equity share for the year ended 32nd Ashad, 2060 on the increased equity share capital.

Srinivasa Resorts Limited

Consequent to the amalgamation of ITC Hotels Limited with the Company, Srinivasa Resorts Limited – a subsidiary of ITC Hotels Limited, became a subsidiary of your Company.

During the financial year ended 31st March, 2005, the company recorded a turnover of Rs.53.66 crores (previous year – Rs.45.21 crores) and a profit before tax of Rs.18.38 crores (previous year – Rs.13.04 crores). Net profit stood at Rs.12.21 crores (previous year – Rs.8.31 crores) after providing for income tax of Rs.6.17 crores (previous year – Rs.4.73 crores).

The Board of Directors has recommended a dividend of Rs.1.50 per equity share for the year ended 31st March, 2005.

The company's hotel viz., "ITC Hotel Kakatiya Sheraton and Towers" maintained its leadership position in Hyderabad.

The company received the 'Water Conservation Award' during the year on the occasion of 'World Water Day' for significant water conservation and recycling of treated waste water. The award was given jointly by CII-Green Business Centre and the Hyderabad Metropolitan Water Supply and Sewerage Board.

Fortune Park Hotels Limited

Consequent to the amalgamation of ITC Hotels Limited with the Company, Fortune Park Hotels Limited – a wholly owned subsidiary of ITC Hotels Limited, became a wholly owned subsidiary of your Company.

During the financial year ended 31st March, 2005, the company recorded a turnover of Rs.311.00 lakhs (previous year – Rs.245.96 lakhs) and earned a net profit of Rs.69.35 lakhs (previous year – Rs.47.19 lakhs) after providing for income tax of Rs.40.70 lakhs (previous year – Rs.26.37 lakhs).

The Board of Directors of the company has recommended a dividend of Rs.1.50 per equity share for the year ended 31st March, 2005.

The company, which caters to the mid market segment, manages fourteen operating hotels. Another 5 hotels have signed up and are expected to become operational progressively.

The company won the Galileo Express Travel and Tourism Award for the year 2004-05 for the Best First Class Hotel Brand in the country in the mid-market segment.

Bay Islands Hotels Limited

Consequent to the amalgamation of ITC Hotels Limited with the Company, Bay Islands Hotels Limited – a wholly owned subsidiary of ITC Hotels Limited, became a wholly owned subsidiary of your Company.

During the year 2004-05 the company earned an income of Rs.44.21 lakhs (previous year – Rs.46.10 lakhs) and a net profit of Rs.24.91 lakhs (previous year – Rs.23.91 lakhs) after providing for income tax of Rs.14.10 lakhs (previous year – Rs.17.13 lakhs). The Board of Directors of the company recommended a dividend of Rs.20.00 per equity share of Rs.100/- each for the year ended 31st March, 2005.

Russell Credit Limited

During the year, the company earned a profit after tax of Rs.12.85 crores.

As stated in earlier Reports, a petition was filed by an individual in the High Court at Calcutta, seeking an injunction against the company's Counter Offer to the shareholders of VST Industries Limited, made in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, as a competitive bid, pursuant to a Public Offer made by an Acquirer, which closed on 13th June, 2001. The High Court at Calcutta, while refusing to grant such an injunction, instructed that the acquisition of shares pursuant to the Counter Offer by the company and the other Acquirer, would be subject to the final Order of the High Court, which is still awaited. Similar petitions filed by an individual and two shareholders, in the High Courts of Delhi at New Delhi and Andhra Pradesh at Hyderabad, had earlier been dismissed by the respective High Courts.

BFIL Finance Limited

The company continues to focus its efforts towards recoveries through negotiated settlements including property settlements and pursuing legal cases against various defaulters. During the year the company realised Rs.312.50 lakhs against sale of property and Rs.396 lakhs against sale of shares. The collections were largely utilised for repayment of debts comprising inter corporate deposits, non-convertible debentures, bill rediscounting, fixed deposits, loans from financial institutions and banks. During the year, the company concluded negotiated settlements with State Bank of India, State Bank of Hyderabad, The Karur Vysya Bank and Vijaya Bank. In addition, a negotiated settlement was also concluded towards claims of a creditor against the company. As on 31st March, 2005, all external liabilities of the company have been settled.

Gold Flake Corporation Limited, Wills Corporation Limited, Greenacre Holdings Limited & MRR Trading and Investment Company Limited

There were no major events to report with respect to these companies.

Landbase India Limited

As reported last year, Landbase India Limited (Landbase) became a wholly owned subsidiary of your Company with effect from 26th May, 2004, consequent to the acquisition of the balance 30% shareholding in the company from the other shareholders.

As reported in the Report of the Directors in previous years, development of golf based resorts present attractive long-term prospects in view of their growing popularity the world over. Landbase's expertise in golf course management combined with service competencies of your Company's hotels business can be effectively leveraged to realise the growth potential in this segment.

ITC Infotech India Limited

Despite the controversy surrounding the subject of outsourcing, the year 2004-05 marked a growing acceptance of the global delivery model in the worldwide trade in IT services. With the ever increasing availability of international bandwidth and powerful workflow management software, it is now possible to disaggregate IT and other business processes, execute the sub-processes in multiple centres around the world and re-assemble the same, in near-real time, at another location. This is driving vendors and customers to redefine the sources of value creation in this industry.

There is widespread acceptance of the benefits of offshore outsourcing based on the significantly favourable economics of total transaction cost. Leveraging the evolving dynamics of offshore outsourcing, Indian IT-ITES vendors have successfully executed the offshore delivery model to achieve sustained growth in service exports over the last several years and have established India as the most preferred offshore destination for global sourcing of services.

ITC Infotech India Limited, together with its wholly owned subsidiaries in the US and UK (ITC Infotech) has taken advantage of the opportunity and has grown to employ a one thousand strong team of software engineers. The business has obtained the BS7799 certification – an endorsement of the quality of its information security management and business continuity systems. The 'Fortune' magazine, in its recent edition, has featured ITC Infotech as a good example of a company which has gained from the outsourcing phenomenon. Likewise, in a survey conducted jointly by Managing Offshore and NeoIT, the business was rated as one of the top 100 viable global offshore service providers.

ITC Infotech has consolidated its market standing in the segments of Product Lifecycle Management and Customer Relationship Management, where it has gained recognition of industry analysts as a leading Tier 2 Indian vendor of software services. In the course of the year, the business entered the SAP, Engineering Design and Infrastructure Management spaces and acquired several marquee customers.

The consolidated financials of the ITC Infotech Group including its joint venture company, CLI3L e-Services Limited (CLI3L) reflect:

(a) continued improvement in the performance of the IT services business, and a steady improvement in revenues from existing clients, leading to a robust topline growth, and

(b) the success of CLI3L, the joint venture between the company and ClientLogic Operating Corporation, USA for IT enabled services (ITES).

REPORT OF THE DIRECTORS

(Rs. Crores)

Consolidated Financials	Year ended 31/03/05	Year ended 31/03/04
Revenue	250.60	140.71
EBITDA	27.29	3.85
PAT	14.10	(3.48)

During the year under review, revenues of ITC Infotech India Limited grew by nearly Rs.51 crores to Rs.130 crores (previous year – Rs.79 crores). Notably at 65%, the growth in the current year is 3 points higher than that achieved in the previous fiscal. This revenue growth has been achieved with only a 53% increase in the cost base.

During the year under review, ITC Infotech Ltd, UK, a wholly owned subsidiary of the company, has turned in a robust performance and registered a turnover of GBP 13.58 million (previous year – GBP 7.75 million) and a net profit of GBP 1.09 million (previous year – GBP 0.33 million). ITC Infotech Ltd, UK declared a total dividend of 100% i.e. GBP 1.00 per Ordinary Share of GBP 1.00 each, aggregating GBP 685,815 for the financial year ended 31st March, 2005.

As stated in this Report last year, the company had invested USD 2.15 million in the equity share capital of ITC Infotech (USA), Inc. (I2A), a wholly owned subsidiary, in terms of an approval from the Reserve Bank of India to invest USD 2.5 million in the equity capital of I2A. During the year under review, the company invested the balance amount of USD 0.35 million in the equity share capital of I2A by subscribing to 3,500 Common Shares without par value for cash at USD 100 each. During the year, ITC Infotech (USA), Inc. registered a turnover of USD 4.92 million (previous year – USD 3.87 million) and a net loss of USD 0.49 million (previous year – USD 0.36 million).

CLI3L has rapidly expanded and consolidated its operations and has recorded a strong operating and financial performance during the year under review. The company now employs about 2200 agents and has a capacity of about 1400 seats. Revenues have multiplied almost 3 times to cross the Rs.100 crores milestone. Post-tax profit margins at 21%, were robust and compare favourably with the industry. These results reflect the growing customer confidence in the company's service delivery processes and the quality of its talent base and infrastructure.

Strong relationships, a global delivery footprint, diversity of services, effective management of scale and deep domain understanding would be the key differentiators in the highly competitive global outsourcing industry. The business will continue to focus on strategic capability building in these areas towards attaining superior market standing.

ITC Global Holdings Pte. Ltd.

Since 8th November, 1996, the Judicial Managers have been conducting the affairs of ITC Global under the authority of the High Court of Singapore.

The Judicial Managers had indicated to your Company that the outstanding dues of ITC Global to its creditors were likely to be around USD 50 million (apart from the debt of approximately USD 10 million owed by ITC Global to ITC and for which your Company has already filed its formal Proof of Debt to the Judicial Managers) and had sought your Company's financial support to ITC Global to enable it to settle with its creditors. Your Board does not accept any legal liability in this regard and has accordingly advised the Judicial Managers.

However, without prejudice, and with the intention of preserving the goodwill of the international banking and other investing communities and thereby subserve your Company's future business interests in a fast-globalising economy, your Company proposed a goodwill assistance of USD 26 million to ITC Global. It was made clear that this would be subject to your consent and all necessary approvals from all Government and other authorities, both at Singapore and in India, and also subject to concluding a comprehensive Agreement between your Company and the Judicial Managers in this regard. However, before your Board could consider the draft Agreement as forwarded by the Judicial Managers, the Company's Singapore lawyers received a letter from the lawyers of the Judicial Managers containing certain baseless and unwarranted allegations against the Company. Subsequently, your Board, while approving the draft Agreement stipulated a condition that the execution of the Agreement will be subject to the receipt of an unconditional apology and withdrawal of the allegations and offensive comments made against your Company by the Judicial Managers in their letter. Though, initially it appeared that the Judicial Managers would be complying with the stipulations of your Board, they have, instead filed a Writ against the Company before the Singapore High Court claiming approximately USD 18.10 million from your Company. After obtaining suitable legal advice, your Company has filed an appropriate application for the dismissal of the Writ, which is pending.

The High Court of Singapore had ruled that "the Company (i.e. ITC Global) is not required to conduct any audit of the Company during the period of judicial management of the Company." As a consequence of the aforesaid Order, as in the previous years, your Company is not in a position to consolidate the accounts of ITC Global and its subsidiaries for the year ended 31st December, 2004. In terms of the approval received from the Central Government granting exemption from the provisions of Section 212(1) of the Companies Act, 1956, your Company shall, as soon as the accounts of ITC Global are received, circulate the same to the Members of the Company.

NOTES ON JOINT VENTURES

ITC Filtrona Limited

ITC Filtrona Limited maintained its market leadership in the Indian cigarette filter industry with nearly 60% value share. Gross Sales for the year ended 31st December, 2004 at Rs.76.72 crores represented a growth of 11.2% over the previous year. Pre-tax Profit increased by 9.6% to Rs.7.28 crores. The Board of Directors of the Company recommended a dividend of 100% for the year against 50% in the previous year.

The company recorded significant growth in exports with volumes touching 416 million units during the year against 48 million in 2003-04. This includes 60 million units of specialty flavour filter rods.

The company continues to partner the Indian Cigarette industry by supporting product development through value additions and continuous improvements in product quality. The Company is progressing plans to invest in state-of-the-art product technologies with a view to providing unique solutions to the Cigarette industry. Technologically, the Company further strengthened its position by developing machinery, components and processes, which are model best practices in the Filtrona group.

King Maker Marketing

King Maker Marketing Inc. (KMM), a Company registered in the State of New York, USA, has provided a thrust to your Company's export initiatives in the US Tobacco and FMCG market. In addition, KMM provides Market Research Services giving short term and long term perspectives for future business directions.

In respect of the Tobacco Business, KMM is a signatory to the Master Settlement Agreement (MSA) and in accordance contributes to the escrow fund established under this Act. Trading conditions continue to be challenging with multinational companies resorting to higher discounts in order to counter unfair pricing by non-participating manufacturers, who do not contribute to the escrow fund. Despite this high level of competition, KMM registered a growth of 13% in Net Sales on an annualised basis, as compared to the previous year.

The consolidated accounts of your Company reflect the financial performance of KMM for a 14 month period ending 31st March, 2005, to enable alignment with your Company's financial year.

Maharaja Heritage Resorts Limited

Consequent to the amalgamation of ITC Hotels Limited with the Company, Maharaja Heritage Resorts Limited – a joint venture of ITC Hotels Limited and Marudhar Hotels Private Limited, became a joint venture of your Company.

Maharaja Heritage Resorts Limited currently has 35 properties operating under the "WelcomHeritage" brand.

REAL ESTATE

Your Company made significant progress during the year towards redeeming a major portion of the investments in real estate in the form of upfront settlement and future inflows secured against bank guarantees. Efforts are underway to redeem the balance investments progressively.

AUDIT AND SYSTEMS

Your Company believes that internal control is a necessary concomitant of the principle of governance that freedom of management should be exercised within a framework of appropriate checks and balances. Your Company remains committed to ensuring an effective internal control environment that provides assurance on the efficiency of operations and security of assets.

Your Company's well established internal audit processes, both at business and corporate levels, continuously monitor the adequacy and effectiveness of the internal control environment across the various businesses and the status of compliance with operating systems, internal policies and regulatory requirements. It also assists in the formulation of major risk management policies. In the networked IT environment of your Company, validation of IT security continues to receive focused attention of the internal audit team which includes IT specialists. The Internal Audit function also reviews the quality of planning and execution of all ongoing projects involving significant expenditure to ensure that project management controls are adequate to yield 'value for money'.

The Audit Committee of your Board met nine times during the year. It reviewed the adequacy and effectiveness of the internal control environment and monitored implementation of internal audit recommendations including those relating to strengthening of the Company's risk management policies and systems. It also engaged in overseeing financial disclosures.

HUMAN RESOURCE DEVELOPMENT

The global hunt for talent at Indian campuses notwithstanding, your Company has successfully managed to attract, retain and nurture talent of the highest quality. This has been made possible by the challenging opportunities ITC offers: to work in globally benchmarked manufacturing facilities, to shape and create some of India's most valuable brands and to gain cross-functional and cross-business exposure in an enabling and empowering environment that at once nurtures and challenges their ability and creativity.

Your Company's human resource management systems and processes are designed to create a responsive, market-focused, customer-centric culture and enhance organisational vitality. Your Company's powerful strategy of energising and empowering its managers by building and nurturing a system of distributed leadership has paid rich dividends. Today, your Company's businesses are being managed by a team of world class leaders who inspire and sustain a culture of thought leadership, learning and innovation and excellence in execution.

It is your Company's belief that the competence and commitment of its people are the key drivers of competitive advantage. The collaborative spirit of partnership across all sections of employees has resulted in significant enhancement in quality and productivity.

Your Company's aspiration to create enduring value for society and the nation provides the motive force for its employees to enhance value creation for the shareholders on a sustainable basis. Your Company salutes the unstinting contribution and enterprise of its nearly 20,000 world class employees in realising the Company's vision.

SUSTAINABILITY – CONTRIBUTION TO THE TRIPLE BOTTOM LINE

Your Company's commitment to contribute to the development and regeneration of the nation's social and environmental infrastructure is growing in strength with every passing year.

In February 2005 your Company released its first comprehensive 'Sustainability Report' in accordance with internationally accepted Global Reporting Initiative guidelines. The report details the Company's economic, social and environmental performance geared towards creating sustainable value for all its stakeholders.

Your Company's uncompromising dedication to internationally benchmarked 'beyond compliance' performance has guaranteed that all its units remain far ahead of the field in safety, occupational health and environmental performance. **We report with immense pride that all manufacturing units of your Company have received OHSAS 18001 accreditation during the year, while all manufacturing units and large hotels have also been accredited with ISO 14001.** Both bear testimony to your Company's impeccable allegiance to safety, occupational health and environmental protection.

ITC retained its enviable position of a water-positive company for the third successive year, thanks to its water-harvesting efforts within its units and in several moisture-stressed districts of the country. The next target of your Company is to become a carbon-positive corporation. Significant energy conservation measures, use of environmentally superior fuels and carbon sequestration through large-scale agro-forestry programmes are all steps towards achieving this goal within the next couple of years. Your Company had sequestered half of all its carbon dioxide emissions by 2004-05. Finally, in response to the growing menace of large solid waste landfills degrading productive land and polluting aquifers, ITC has embarked on a unique initiative to either recycle all wastes from its operations within the Company or identify them as raw material for others. The strategic vision behind these policies and the dedication with which these are implemented by the employees have positioned your Company as a leader in this field. While a full listing of the certifications and awards is available elsewhere in this report, mention must be made of two significant achievements. One, your Company's mill at Bhadrachalam, the only producer of elemental chlorine free pulp and paperboards in the country, was declared the 'Greenest and environmentally most friendly' paper mill in India by no less an institution than the Centre for Science & Environment. Two, **the ITC Centre in Gurgaon has been certified as the largest platinum rated building in the world by the US Green Building Council – Leadership in Energy & Environmental Design (USGBC – LEED).**

The strides made in the social sector have been no less significant. Your Company is engaged in battling the scourge of endemic poverty and deprivation in some of the most arid and under-developed parts of the country where a large number of our farmers reside. The thrust of the Company's social sector investments, christened 'Mission Sunehra Kal', is in three areas: (a) natural resource management, which includes wasteland, watershed and agriculture development; (b) sustainable livelihoods, comprising genetic improvement in livestock and women's economic empowerment; and (c) community development, with focus on primary education and health and sanitation. Starting with projects in Karnataka and Andhra Pradesh in 2000-01, your Company's social development projects today are spread over the states of Andhra Pradesh, Karnataka, Tamil Nadu, Madhya Pradesh, Uttar Pradesh and Bihar.

Under the Social Forestry Programme for wasteland development, your Company has so far planted nearly 19 million saplings over 4,500 hectares in 224 villages, covering 6,400 poor households. The collaboration between ITC and the Government of Andhra Pradesh under the aegis of the 'Velegu' programme was successfully initiated, paving the way for a great leap forward in the coming years. The year also witnessed the successful validation of the social farm forestry model of the Company. Poor tribal households which harvested their plantations supplied the raw material to your Company's paperboards business, earning, in the process, incomes they could not have dreamt of in their life times. Most importantly, all have deposited a proportion of their earning with the 'sanghas' to create village development funds.

The soil and moisture conservation programme, designed to assist our farmers in identified moisture-stressed districts, witnessed a sharp rise in its coverage during the year. To date, nearly 550 water-harvesting structures provide critical irrigation to about 8,000 hectares. As part of its policy to promote integrated water management solutions to Indian farmers, your Company did not stop merely at harvesting water. It has taken the next crucial step of ensuring efficient usage of water through interventions aimed at improving farm productivity, promoting group irrigation projects and demonstrating the use of sprinkler sets. Sustainable agricultural practices received a major boost with your Company's promotion of organic fertilisers through vermi-composting and 'Nadep' technology.

The sustainable livelihoods initiative of your Company strives to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-farm incomes. Among many such activities, the programme for genetic improvements of cattle through artificial insemination to produce high-yielding cross-bred progenies has been given special emphasis because it reaches out to the most impoverished and has the potential to pull them out of poverty. Cattle development centres already cover more than 600 villages, providing integrated animal husbandry services to more than 11,000 milch animals. The initiative for the economic empowerment of women is the second such programme that needs to be highlighted. Based on the belief that women, armed with extra income, are the best frontline development cadres, business opportunities are created for them for self-employment and sustainable incomes. More than 2,000 women entrepreneurs have been assisted so far.

In a befitting recognition of its contribution to the 'triple bottom line', your Company was awarded the prestigious Golden Peacock Global Award for Corporate Social Responsibility in emerging economies for 2005 by the World Council for Corporate Governance for the unique e-Choupal and social & farm forestry initiatives.

The advances made by your Company towards contributing to India's sustainable development goals have been enabled by your Company's partnerships with some of the globally renowned NGOs like Baif Development Research Foundation, Sewa-Bharat, Dhan Foundation, Srijan, Pratham and Janani, to name a few. These partnerships, which combine the best in class management practices of your Company with the development experience and mobilisation skills of the NGOs, will continue to bring innovative grass-roots solutions to some of India's most challenging problems of development.

TSUNAMI RELIEF

In keeping with its commitment to being 'Citizen First', your Company responded swiftly to the tsunami disaster by contributing Rs.3 crores to the Prime Minister's Relief Fund. This gesture was supplemented with a further contribution of your Company's products (160000 garments and 22000 Kgs. of biscuits and atta) as relief material for the tsunami victims in Tamil Nadu. In coastal Andhra Pradesh, your Company's relief efforts were directed at rebuilding fishing boats and providing food and drinking water to the affected population. Additionally, your Company channelised the contribution of one day's salary by its employees through appropriate NGOs.

R&D, QUALITY AND PRODUCT DEVELOPMENT

With the increasing complexity and specialisation of each business and the accelerating need for bringing new products speedily to the market place, it is necessary to place your Company's R&D and product development initiative on a higher platform. Therefore a group R&D organisation has been set up at Bangalore to comprehensively focus on R&D relevant to each of the businesses and simultaneously facilitate group synergy in these areas. State-of-the-art pilot plants, testing laboratories, simulation equipment, etc. form part of the group R&D infrastructure, some of which have received ISO: 17025 accreditation.

Your Company's manufacturing units operate on recognised ISO quality systems, alongwith product quality rating systems. **In addition, the Hazard Analysis Critical Control Points (HACCP) certification has been implemented in 12 third party manufacturing facilities for sourcing products for the Foods business. Certification is underway for the balance facilities.**

'Six Sigma' Quality customer service initiatives have been introduced in our Hotels and Lifestyle Retailing businesses while focused Total Productive Maintenance (TPM) activities are being pursued in the Paperboards & Specialty Papers business.

Regardless of the product, process excellence is critical to sustainable competitive advantage. Accordingly, an international quality rating system (IQRS) for Business Excellence, which rates key processes against international benchmarks, has also been introduced in your Company's various businesses.

EXCISE

In the Report and Accounts of the last eighteen years, your Directors have mentioned that a Show Cause Notice dated 27th March, 1987 was issued to your Company for alleged evasion of Excise Duty during the period from 1st March, 1983 to 28th February, 1987. The Notice proposed to demand a total amount of Rs.803.78 crores from your Company and its contract manufacturers.

As reported in the previous Report and Accounts, the Commissioner of Central Excise, Delhi, by an Order dated 29th December, 1995, confirmed a differential excise duty demand of Rs.681.54 crores against your Company and of about Rs.118 crores on seven contract manufacturers of your Company. Besides, he also imposed penalties on your Company, its six ex-Directors and the contract manufacturers. On appeal, the Customs Excise and Gold (Control) Appellate Tribunal (CEGAT), by an order dated 4th September, 1998 set aside the quantification of the duty demand against your Company. It also set aside the duty demand on the contract manufacturers and the penalties imposed on your Company, the ex-Directors and the contract manufacturers. It, however, remanded the matter to the Commissioner for re-quantification of your

Company's duty liability. As already reported, during the pendency of the appeals in the CEGAT, your Company made a pre-deposit of an aggregate amount of Rs.350 crores between 30th April, 1996 and 1st January, 1997, in terms of a stay order dated 15th March, 1996 passed by the CEGAT.

Pursuant to the CEGAT's order dated 4th September, 1998, further appeals were filed in the Supreme Court by your Company and the Excise Department. At the stage of admission of the appeals, the Supreme Court, by an order dated 15th January, 1999 admitted your Company's appeal and the Department's appeal in respect of the issue of duty liability and penalty against your Company. The Court also admitted the Department's appeal in respect of the contract manufacturers, but limited it to the question of duty liability, if any, for a period of six months preceding the Show Cause Notice. The Court, however, dismissed the Department's appeal challenging the quashing of penalties imposed on the ex-Directors.

As reported in the Report and Accounts last year, the hearing on the appeals in the Supreme Court concluded in December 2003. By its judgement dated 10th September, 2004 the Supreme Court allowed your Company's appeal and dismissed the Excise Department's appeal. Soon thereafter, following this judgement, the Court also dismissed the Department's appeal in respect of the contract manufacturers. In March 2005, the Supreme Court also dismissed the Department's petitions for review.

After the Supreme Court pronounced the above judgement, the Government was required to return to your Company the amount of Rs.350 crores that was earlier deposited in compliance with the CEGAT's order dated 15th March, 1996. However, on 25th January, 2005 the President promulgated the Central Excise Laws (Amendment and Validation) Ordinance, 2005. The Ordinance retrospectively amended the definition of "sale price" as occurring in the relevant Excise notifications and, notwithstanding the other relevant provisions of the Central Excise Act, provided for the collection of any amount that may be due on the basis of the amended definition. Citing the Ordinance, the jurisdictional Excise authorities refused to return the deposit amount of Rs.350 crores, and demanded further amounts as mentioned in the Show Cause Notice / the Commissioner's order. Such demands were also made on the contract manufacturers.

Your Company, faced with this extraordinary situation, represented to the Government that the Ordinance worked unjust hardship on the Company, and requested that it be withdrawn. It was pointed out in the representations, that the Supreme Court judgement in favour of the Company was not given on any technical question, the Company did not unjustly benefit from the judgement, the demand for Rs.803 crores was confiscatory in that it resulted in the total excise duty for that period exceeding even the Company's total sales realisation, the demand was several times more than the net worth of the company during the relevant time, and it was also several times more than the combined profit-before-tax of about Rs.140 crores during that four-year period.

Subsequent to your Company's representations for the withdrawal of the Ordinance, followed by discussions with the Government, on 4th April, 2005 a Deed of Settlement was executed between your Company, represented by the Chairman, and the President of India, represented by the Secretary, Department of Revenue, Ministry of Finance. By this Deed of Settlement, your Company has waived its claim for the return of the deposit amount of Rs.350 crores, and the Government has agreed that the issue of any duty liability of your Company or its contract manufacturers pursuant to the Show Cause Notice dated 27th March, 1987 stands settled and closed. Meanwhile, the Commissioner of Central Excise, Delhi, had been assigned the responsibility of deciding on your Company's and the contract manufacturers' liability under the Show Cause Notice in light of the Ordinance. The Commissioner, by an order dated 5th April, 2005, took notice of the Deed of Settlement and closed the proceedings. It may be noted that the Ordinance lapsed on 8th April, 2005, and was not replaced by an enactment of Parliament.

A few days before the CEGAT passed its Order on 4th September, 1998 the Excise Department filed criminal complaints on 30th August, 1998 in the Economic Offences Courts at Meerut, Bangalore, Mumbai, Patna and Kolkata against the Company and the six ex-Directors on the basis of Order of the CCE, Delhi dated 29th December, 1995. These prosecutions are being contested by your Company and the individuals.

REPORT OF THE DIRECTORS

On applications moved by the ex-Directors, the proceedings before the Bangalore, Kolkata and Meerut Courts have been stayed by the High Court of Karnataka, the Calcutta High Court and the Allahabad High Court respectively. By an Order dated 13th April, 2005, the High Court of Karnataka allowed the applications filed by the ex-Directors for quashing the criminal proceedings pending before the Economic Offences Court, Bangalore.

With regard to the period prior to March 1983, various Show Cause Notices were issued in respect of the Bangalore, Saharanpur and Munger factories of the Company between 1975 and 1985. These Show Cause Notices were assigned to the Director General of Inspection, Customs & Central Excise, New Delhi ('DG') who passed his Order on 10th April, 1986. Although the differential duty payable under the DG's Order was determined and paid by your Company on an admitted interpretation of Rule 5 of Central Excise (Valuation) Rules (which interpretation has since been upheld by the CEGAT and affirmed by the Supreme Court), the Excise Department raised doubts on such interpretation and issued revised demands under the DG's Order, in respect of Bangalore, Munger and Saharanpur factories. The Bangalore demand for Rs.27.58 crores was set aside by the Commissioner (Appeals), Bangalore, by his Order dated 22nd November, 1999 against which the Department filed an Appeal and the same was dismissed by the CESTAT, Chennai vide its order dated 18th December, 2003. The Department has filed an appeal before Supreme Court against the CESTAT order dated 18th December, 2003, which is pending. The Saharanpur demand of Rs.80.30 crores was confirmed by the Commissioner (Appeals) to the extent of Rs.76.03 crores, against which your Company filed an Appeal before the CEGAT, Delhi. By an Order dated 28th November, 2001, a three-member Bench of the CEGAT to whom the Appeal was referred, answered all questions arising in the Appeal in favour of your Company. Thereafter, the CEGAT by its Order dated 2nd August, 2002 allowed the appeal of your Company by setting aside the demand for Rs.76.03 crores and remanding the matter to the Assistant Commissioner for re-quantification in accordance with the Order of its three-member Bench. The Department has filed an Appeal before the Supreme Court, which has been admitted for hearing. As regards the Munger factory, the revised demand of Rs.8.29 crores under the DG's Order was dropped by the Commissioner of Central Excise, Patna vide his Order dated 20th September, 2001.

As mentioned in the Report of the Directors for 1987 and thereafter, the Excise Department, during 1987 and 1988, again reopened some of the issues already settled by the Order of the DG, by issuing fresh Show Cause Notices in respect of the period upto 28th February, 1983. The Notices proposed to recover differential duties of Rs.43.88 crores (for Munger factory), Rs.143.22 crores (for Bangalore factory), Rs.31.05 crores (for Kidderpore factory), Rs.41.51 crores (for Parel factory) and Rs.26.43 crores (for Saharanpur factory). All these Notices were assigned to the Commissioner of Central Excise, Delhi, for investigation and adjudication. Your Company, apart from denying any liability as claimed in the Notices, challenged the maintainability of all these Show Cause Notices.

As mentioned in the 1997 Report of the Directors, the Commissioner of Central Excise, Delhi, passed orders directing the Departmental Authorities to finalise the assessments in respect of Bangalore, Parel and Munger factories for the pre-March 1983 period. On an Appeal filed by your Company against an Order of the Commissioner, rejecting the Company's contentions on the issue of maintainability, the CEGAT, Chennai, by its judgement dated 13th January, 2000 upheld the contention of your Company and set aside the Bangalore Show Cause Notice for Rs.143.22 crores with the direction, inter alia, that the allegations made therein should be considered while finalising the assessments in respect of the Bangalore factory, which has been your Company's contention all along. Though the Department filed an Appeal in Supreme Court against the Order of the CEGAT, Chennai and the same was pending, pursuant to the order of the CEGAT Chennai, the Assistant Commissioner, Central Excise, Bangalore, by his Order dated 26th July, 2001 demanded a differential duty of about Rs.583 crores for the cigarettes cleared from the Bangalore factory during the period 1st October, 1975 to 28th February, 1983 and this demand also took into account the effect of the DG's order which culminated in the Order dated 22nd November, 1999 passed by the CCE (Appeal), Bangalore. On an appeal filed by your Company, the Commissioner (Appeals), by an Order dated 30th August, 2002, set aside the said Order and

Demand dated 26th July, 2001. On requantification in accordance with the said Appellate order, the Department has determined that your Company has made excess duty payment of Rs.3.76 crores. The Department's Appeal against the Order dated 13th January, 2000 passed by the CEGAT, Chennai was dismissed by the Supreme Court by its Order dated 6th March, 2003 as infructuous. The Department filed another appeal after a delay of 677 days before CESTAT, Bangalore against the order of the Commissioner (Appeals) dated 30th August, 2002. This appeal of the Department was dismissed by the CESTAT by an order dated 2nd February, 2005 on grounds of delay.

The CESTAT by an order dated 18th June, 2004 allowed your Company's Appeals against the orders passed by the Commissioner of Central Excise, New Delhi during September, 1996 relating to the Show Cause Notices issued in respect of Parel factory. The Department has filed an appeal before the Supreme Court against the order dated 18th June, 2004 of the CESTAT, which is pending. Similar appeals filed by your Company against the order of the Commissioner of Central Excise, New Delhi relating to the Show Cause Notices issued in respect of the Munger factory are pending before the CESTAT, Kolkata. As regards the Show Cause Notice in respect of the Saharanpur factory, your Company has filed a writ petition in the Delhi High Court, which is pending.

Despite your Company having, as early as in the year 1986, paid the differential duty on account of notional interest on Security Deposit for excise valuation on cigarette clearances during the period 1st July, 1980 to 30th June, 1983 from Parel factory consequent to DG's order, the Excise Authorities were persisting with two more Notices, issued in 1983 and 1984 for a total sum of Rs.57.66 crores. These two Notices were also assigned to the Commissioner of Central Excise, Delhi, for investigation and adjudication. The Commissioner, Delhi, by his order dated 13th September, 1996 rejected your Company's contentions on maintainability of the Notices. By an Order dated 30th September, 1999, the Commissioner of Central Excise, Delhi has confirmed the demand in respect of these two Notices for only Rs.75.27 lakhs (as against Rs.57.66 crores originally proposed) which amount has been directed to be adjusted with the equivalent amount already paid by your Company pursuant to the DG's Order. By the said Order, a penalty of Rs.5 lakhs was imposed on your Company. The Company filed an Appeal before the CEGAT, Mumbai (subsequently transferred to the CESTAT, Delhi) against the said Order dated 30th September, 1999, and this appeal was allowed by the CESTAT, New Delhi by a judgement dated 18th June, 2004 which disposed certain other appeals as mentioned below.

Similarly, though the Company's appeal in respect of the Show Cause Notice relating to Parel factory for Rs.41.51 crores is pending before the CEGAT, the Commissioner of Central Excise, Delhi by his order dated 29th December, 2000 raised a demand for Rs.5.96 crores or such higher or lower amount as may be redetermined by the jurisdictional officer. By the same order the liabilities of the two contract manufacturers were roughly determined at Rs.83 lakhs and Rs.41 lakhs as against the differential duty of Rs.6.65 crores and Rs.2.89 crores respectively proposed in the said Show Cause Notice. Your Company and the contract manufacturers filed separate Appeals in the CESTAT, against the said Order of the Commissioner. The CESTAT granted a complete stay against the said demands. The Department also filed an Appeal against the said Order dated 29th December, 2000 passed by the Commissioner, Delhi before the CESTAT, Delhi.

Prior to the order dated 29th December, 2000 passed by the Commissioner, Delhi, the Deputy Commissioner of Central Excise, Mumbai I, in compliance with the earlier orders of the Commissioner, Delhi, finalised the assessments relating to Parel factory by his Order dated 22nd September, 2000. In terms of the said order, a sum of Rs.87.83 lakhs as excise duty is shown to have been paid in excess by your Company. The Department's Appeal against the said order was partially allowed as against which your Company filed an Appeal before CESTAT. All the aforesaid Appeals against various proceedings connected with the finalisation of assessments for the period prior to March 1983 in respect of Parel factory and the two contract manufacturers, were heard by the CESTAT, Delhi in February 2004. By a judgement dated 18th June, 2004 the CESTAT allowed your Company's and the contract manufacturers' appeals and dismissed the Department's appeal. As noted above, the Department has now filed a belated appeal against the order dated 18th June, 2004 of CESTAT, before the Supreme Court, which is pending.

With respect to cigarettes and smoking mixtures cleared from the Munger factory, proceedings for finalisation pursuant to remand resulted in the Deputy Commissioner's Orders dated 29th August, 2002 and 8th October, 2002 demanding Rs.13.09 crores and Rs.1.73 crores respectively and was confirmed by the Commissioner (Appeals), Patna vide his orders dated 22nd December, 2004, against which the Company has preferred appeals before CESTAT, Kolkata, which is pending.

So far as the Kidderpore factory is concerned the Notices were set aside and all pre-March 1983 valuation disputes stand resolved pursuant to the finalisation of the provisional assessments.

In accordance with the law laid down by the CEGAT and upheld by the Supreme Court, the exorbitant duty demands under the aforesaid Show Cause Notices and orders on interpretation of Rule 5 of the Central Excise Valuation Rules, 1975 would stand virtually extinguished.

Although your Company in a spirit of settlement, paid the differential Excise Duty that arose out of the Order of the Director General as early as in March 1987, and although the Excise Department's aforesaid Demands had either been quashed or stayed, the Collectorates in Meerut, Patna and Bangalore, during the year 1995, filed criminal complaints in the Special Court for Economic Offences at Kanpur, Patna and Bangalore, charging your Company and some of its Directors and employees who were employed with your Company during the period 1975 to 1983 with offences under the Central Excise & Salt Act, 1944, purportedly on the basis of the Order of the Director General dated 10th April, 1986. Your Directors are advised that no prosecution would lie on the basis of the aforesaid Order of the Director General dated 10th April, 1986. In fact, the Special Court in Kanpur, which initially took cognisance of the complaints, subsequently, on applications filed by the individuals concerned, discharged them. Similar applications were filed by the individuals in the Special Court in Patna, have been dismissed by the Special Court on 20th November, 2004 and appropriate applications are being filed before the High Court of Patna, challenging the said order. On applications moved by the individuals concerned, the Karnataka High Court, by its Order dated 31st August, 2001 quashed the complaint in so far as the said individuals are concerned. Following the Order passed by the Karnataka High Court, the Magistrate has quashed the Complaint by his Order dated 28th September, 2001. The Supreme Court has since dismissed an appeal filed by the Department against the order of the Karnataka High Court dated 31st August, 2001.

In all the above instances, your Directors are of the view that your Company has a strong case and the Show Cause, the Demand Notices and the Complaints are not sustainable.

Since your Company is contesting the above cases and contending that the Show Cause, the Demand Notices and the Complaints are not sustainable, it does not accept any liability in this behalf. Your attention is drawn to the Note 19(vii) in the Schedules to the Accounts and Note 19(v) in the Schedules to the Consolidated Financial Statements.

RECOVERY OF DUES FROM THE CHITALIAS AND ENQUIRY BY THE ENFORCEMENT DIRECTORATE

You are aware that your Company had secured from the District Court of New Jersey, U.S.A, a decree for USD 12.19 million together with interest and costs against Suresh and Devang Chitalia of U.S.A and their companies, and that the Chitalias had filed Bankruptcy Petitions before the Bankruptcy Court, Orlando, Florida, which are yet to be determined.

As explained in the previous Report of the Directors, though the Company has written off the exports dues in foreign exchange from the Chitalias with the approval of the Reserve Bank of India, your Company continues with its recovery efforts in the Indian suit against the Chitalia associates. The suit is in progress.

In the proceedings initiated by the Enforcement Directorate, pursuant to the Company's request for return of non-relied documents in possession of the Enforcement Directorate, the Directorate is presently in the process of returning non-seized non-relied documents. Meanwhile, in respect of some of the show cause memoranda issued by the Directorate, after hearing arguments on behalf of the Company, the appropriate authority has passed orders in favour of the Company, and dropped those memoranda.

Meanwhile, the prosecutions launched by the Enforcement Directorate against the Company has been stayed by the Calcutta High Court.

TREASURY OPERATIONS

During the year, your Company's treasury operations were focused on management of the temporary surplus liquidity and proactively managing its foreign exchange exposures. These activities were undertaken within a well defined risk management framework. Given the volatility of the Rupee-Dollar parity during the year, the average forex exposure in excess of USD 150 million was optimally managed through judicious hedging based on close monitoring of market movements. In line with the Board directive, the temporary surplus liquidity was managed effectively to achieve the twin objectives of capital protection and optimisation of returns. As a result, this liquidity was deployed mainly in debt mutual funds and tax free bonds. In view of the prevailing interest rate scenario during the year, investments were made mostly in liquid and short term debt schemes of Mutual Funds. Commensurate with the large size of liquidity under management, treasury operations were backed by appropriate control mechanisms, including an independent check of 100% of the transactions by your Company's Internal Audit function.

TAXATION

As mentioned in the Report of the Directors of earlier years, the Company had obtained stay orders from the Hon'ble Calcutta High Court in respect of the notices served by the Income Tax Department for re-opening the past assessments for the period 1st July, 1983 to 30th June, 1986. This status remains unchanged.

As also stated in the Report of the Directors of earlier years, in respect of similar notices from the Income Tax Department for re-opening the past assessments for the period 1st April, 1990 to 31st March, 1993, the Hon'ble Calcutta High Court had admitted the Writ Petitions and ordered that no final assessment orders be passed without the leave of the Court. This status also remains unchanged.

PUBLIC DEPOSITS

As at 31st March, 2005, your Company had Fixed Deposits of Rs.28.62 lakhs. No fresh / renewal of deposits were accepted during the financial year. There was no failure to make repayments of Fixed Deposits on maturity and the interest due thereon in terms of the conditions of your Company's Schemes. Reminders have been sent to 243 persons, who did not claim repayment of their deposits, which had become due, amounting to Rs.28.62 lakhs.

INVESTOR SERVICE CENTRE

The Investor Service Centre of your Company, manned by a dedicated team of professionals, continuously strives to improve its high quality services through constant upgradation of its infrastructure and systems.

Your Company is now among the few companies in the country to have obtained the coveted Quality Management System Certification ISO 9001: 2000 for its investor servicing. This certification testifies to the exemplary standards that your Company's Investor Service Centre has achieved in complying with statutory and regulatory requirements and redressing investor grievances.

DELISTING OF ORDINARY SHARES FROM MADRAS STOCK EXCHANGE

Pursuant to the approval of the Members at the 92nd Annual General Meeting held on 25th July, 2003, the Ordinary Shares of your Company were delisted from the Madras Stock Exchange during the year. As reported last year, the Company's Ordinary Shares were also delisted from Stock Exchanges at Ahmedabad, Bangalore, Cochin, Delhi, Hyderabad, Kanpur and Pune.

The Company's Shares continue to remain listed on the National Stock Exchange, Stock Exchange – Mumbai and the Calcutta Stock Exchange.

DIRECTORS

Mr. John Benedict Stevens resigned as Non-Executive Director of your Company with effect from 21st January, 2005.

Your Directors would like to record their appreciation of the services rendered by Mr. Stevens.

REPORT OF THE DIRECTORS

Mr. John Patrick Daly was appointed by the Board of Directors as Additional Non-Executive Director of your Company with effect from 21st January, 2005.

By virtue of the provisions of Article 96 of the Articles of Association of the Company and Section 260 of the Companies Act, 1956, Mr. Daly will vacate office at the ensuing Annual General Meeting of your Company and has filed his consent to act as Director of the Company, if appointed. The Board of Directors of your Company at its meeting held on 27th May, 2005, recommended for the approval of the Members, the appointment of Mr. Daly as Non-Executive Director of your Company, liable to retire by rotation, for a period not exceeding five years from the date of the ensuing Annual General Meeting of the Company.

Mr. Krishnamoorthy Vaidyanath was appointed as Director and also Wholetime Director of your Company from 17th January, 2001, and his present term of appointment will expire on 16th January, 2006. The Board of Directors of your Company at its meeting held on 27th May, 2005 recommended for the approval of the Members, the re-appointment of Mr. Vaidyanath as Director, liable to retire by rotation, and also as Wholetime Director of the Company for a further period not exceeding five years from 17th January, 2006.

Notices have been received from Members of the Company under Section 257 of the Companies Act, 1956 for the appointment / re-appointment of Mr. Daly and Mr. Vaidyanath as Directors. Appropriate resolutions seeking your approval to their appointment / re-appointment are appearing in the Notice convening the 94th Annual General Meeting of the Company.

In accordance with the provisions of Article 91 of the Articles of Association of the Company, Messrs. Pillappakkam Bahukutumbi Ramanujam, Charles Richard Green, Krishnamoorthy Vaidyanath and Yesh Pall Gupta will retire by rotation at the ensuing Annual General Meeting of your Company and, being eligible, offer themselves for re-election. Your Board of Directors has recommended their re-election.

AUDITORS

The Auditors, Messrs. A. F. Ferguson & Co., retire at the ensuing Annual General Meeting and, being eligible, offer themselves for re-appointment. Since not less than 25% of the subscribed Share Capital of your Company is held collectively by Public Financial Institutions, the re-appointment of Auditors is being proposed as a Special Resolution in accordance with Section 224A of the Companies Act, 1956.

EMPLOYEE STOCK OPTION SCHEME

It may be recalled that the Members, at the Extraordinary General Meeting held on 17th January, 2001, approved formulation of the 'Employee Stock Option Scheme' ('Scheme') for the eligible employees of your Company and its Directors, and also for the eligible employees including Managing / Wholetime Directors of subsidiary companies of your Company.

Pursuant to the Scheme, 8,57,208 Options were granted during the year to the eligible employees of your Company and those of the Company's subsidiary companies. During the year, 5,42,478 Options were exercised and equivalent number of Ordinary Shares were issued and allotted under the Scheme. The Company's Auditors, Messrs. A. F. Ferguson & Co., have certified that the Scheme has been implemented in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and the resolutions passed by the Members in this regard.

Details of the Options granted up to 31st March, 2005 are set out in the Annexure to this Report, as required under Clause 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

DIRECTORS' RESPONSIBILITY STATEMENT

As required under Section 217 (2AA) of the Companies Act, 1956, your Directors confirm having:

a) followed in the preparation of the Annual Accounts, the applicable accounting standards with proper explanation relating to material departures if any;

b) selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of your Company at the end of the financial year and of the profit of your Company for that period;

c) taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of your Company and for preventing and detecting fraud and other irregularities; and

d) prepared the Annual Accounts on a going concern basis.

CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Accounting Standard 21 – Consolidated Financial Statements, ITC Group Accounts form part of this Report and Accounts. These Group Accounts also incorporate the Accounting Standard 23 – Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27 – Financial Reporting of Interests in Joint Ventures issued by the Institute of Chartered Accountants of India. These Group Accounts have been prepared on the basis of audited financial statements received from Subsidiary, Associate and Joint Venture Companies, as approved by their respective Boards.

OTHER INFORMATION

The certificate of the Auditors, Messrs. A. F. Ferguson & Co. confirming compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges in India, is annexed. Particulars as required under Section 217(1)(e) of the Companies Act, 1956 relating to Conservation of Energy and Technology Absorption are also provided in the Annexure to this Report together with particulars of Employees as required under Section 217(2A) of the Companies Act, 1956.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that involve risks and uncertainties. When used in this Report, the words "anticipate", "believe", "estimate", "expect", "intend", "will" and other similar expressions as they relate to your Company and / or its businesses are intended to identify such forward-looking statements. Your Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. This Report should be read in conjunction with the financial statements included herein and the notes thereto.

CONCLUSION

Your Company's Board and employees are inspired by their vision of sustaining ITC's position as one of India's most valuable companies, creating enduring value for all stakeholders, including the shareholders and the Indian society. The realisation of this vision is anchored on your Company's decidedly difficult strategy of creating multiple drivers of growth to sustain superior value creation over the short, medium and long terms. Each business within the portfolio is continuously engaged in upgrading strategic capability to effectively address the challenge of growth in the fast globalising Indian market, and over time in world markets. Effective management of diversity enhances your Company's adaptive capability and provides the intrinsic ability to effectively manage business risk. The vision of enlarging your Company's contribution to the Indian economy is manifest in the creation of unique business models that foster international competitiveness of not only its businesses but also the entire value chain of which it is a part.

Propelled by this vision and powered by internal vitality, your Directors look forward to the future with confidence.

27th May, 2005
Virginia House
37 J L Nehru Road
Kolkata 700071
India

On behalf of the Board

Y.C.DEVESHWAR *Chairman*
K. VAIDYANATH *Director*

ANNEXURE TO THE REPORT OF THE DIRECTORS

Statement as at 31st March, 2005, pursuant to Clause 12 (Disclosure in the Directors' Report) of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

a) Options granted : 28,22,512 Options granted till 31st March, 2005, as follows:

- 8,57,208 Options granted in 2004, for the financial year 2003-2004, at an Exercise Price of Rs.880.45 per Option.
- 9,99,115 Options granted in 2003, for the financial year 2002-03, at an Exercise Price of Rs.679.90 per Option.
- 6,27,070 Options granted in 2002, for the financial year 2001-02, at an Exercise Price of Rs.617.90 per Option.
- 3,39,119 Options granted in 2001, for the financial year 2000-01, at an Exercise Price of Rs.779.95 per Option.

b) Pricing formula : Options have been granted at the closing market price of the Ordinary Shares of the Company on the National Stock Exchange of India Limited, on the date of grant of Options.

c) Options vested : 9,48,902

d) Options exercised : 7,09,443

e) Total number of Ordinary Shares arising as a result of exercise of Options : 7,09,443

f) Options lapsed : 1,74,459

g) Variation of terms of Options : Nil

h) Money realised by exercise of Options : Rs.48.53 crores

i) Total number of Options in force : 19,38,610

j) i. Details of Options granted to senior managerial personnel : As provided below

	Name	Designation	No. of Options granted during the financial year
1.	Y. C. Deveshwar	Chairman & Wholetime Director	40,888
2.	S. S. H. Rehman	Wholetime Director	19,421
3.	A. Singh	Wholetime Director	19,421
4.	K. Vaidyanath	Wholetime Director	15,333
5.	Y. P. Gupta	Non-Executive Director	6,814
6.	Ajeet Prasad	Non-Executive Director	6,814
7.	P. B. Ramanujam	Non-Executive Director	6,814
8.	B. Sen	Non-Executive Director	6,814
9.	Ram S. Tarneja	Non-Executive Director	6,814
10.	B. Vijayaraghavan	Non-Executive Director	6,814
11.	K. S. Vaidyanathan	Senior Vice President, Corporate Affairs	8,177
12.	A. Nayak	Executive Vice President, Corporate Human Resources	8,177
13.	R. Srinivasan	Divisional Chief Executive, PPD	8,177
14.	R. G. Jacob	Group Head, Research & Development	8,177
15.	B. B. Chatterjee	Executive Vice President & Company Secretary	4,906
16.	S. K. Ahluwalia	Vice President – Quality: Product Development & Housekeeping, HD	2,839
17.	S. M. Ahmad	Executive Vice President – Marketing, ITD	4,419
18.	M. R. Ahmed	Divisional Financial Controller, HD	2,839
19.	N. Anand	Divisional Chief Executive, HD	3,975
20.	L. N. Balaji	General Manager, Corporate Strategic Planning	3,032
21.	P. Banerjea	Executive Vice President – Finance & MIS, ITD	3,953
22.	S. Basu	Executive Vice President, Internal Audit	3,850
23.	M. Bhatnagar	Vice President – Finance, HD	2,839

	Name	Designation	No. of Options granted during the financial year
24.	K. C. Biddappa	Vice President – Marketing & R&D, ILTD	2,687
25.	A. Chand	General Manager – Marketing & Retail Operations, LRBD	3,338
26.	P. Chatterjee	Executive Vice President & Corporate Financial Controller	4,436
27.	C. Dar	Divisional Chief Executive, LRBD	4,293
28.	H. M. Dar	General Manager – Trade Marketing & Distribution, ITD	3,087
29.	C. S. Das	SBU Chief Executive, GGSB	3,160
30.	S. V. Dhalewadikar	Chief Scientist, ITD	3,066
31.	S. S. Dhawan	Vice President, HD	2,839
32.	P. Dhobale	Divisional Chief Executive, PSPD	4,415
33.	S. Dutta	General Manager, Corporate Accounts	2,494
34.	M. Ganesan	Vice President – Finance, ILTD	2,831
35.	D. Ganesh	General Manager, Product Development, ITD	3,537
36.	R. Gopal	SBU Chief Executive, Matches	2,431
37.	K. N. Grant	Divisional Chief Executive, ITD	8,177
38.	P. Gupta	General Manager, Corporate Taxation	3,569
39.	H. M. Jha	General Manager, Corporate Human Resources	2,839
40.	S. Kaul	General Manager – New Business Development, ITD	2,309
41.	S. Keshava	General Manager – Marketing (TQM), ITD	3,305
42.	S. Kumar	Vice President – HD	2,839
43.	N. Lakshminarayanan	Divisional Risk Officer, IBD	3,050
44.	B. N. Malhotra	Executive Vice President, Projects	4,272
45.	H. Malik	General Manager – Marketing, FD	2,945
46.	K. T. R. Nambiar	Vice President – Finance, PSPD	2,360
47.	R. S. Naware	Divisional Chief Executive, FD	4,681
48.	A. R. Noronha	Vice President – Technical, Projects & EHS, HD	2,839
49.	R. Parasuram	Vice President – Finance, ITD	3,444
50.	A. Pathak	General Manager – Finance, FD	3,621
51.	K. T. Prasad	General Manager – Human Resources, IBD	2,668
52.	N.V.S.S.V. Prasad	Vice President – Processing & Technology, ILTD	2,996
53.	K. V. Raghavaiah	General Manager, Corporate Human Resources	3,704
54.	A. K. Rajput	Vice President, Corporate Affairs	3,066
55.	G. M. K. Raju	SBU Chief Executive, PPB	2,942
56.	T. V. Ramaswamy	Executive Vice President – Technical & HR, ITD	4,559
57.	S. Rangrass	General Manager – Operations, ITD	3,746
58.	A. K. Rao	General Manager – Research & Development	3,204
59.	S. Janardhana Reddy	Divisional Chief Executive, ILTD	4,210
60.	S. C. Rustagi	Executive Vice President, Corporate EHS	3,666
61.	P. Sanyal	Vice President – Tribeni Operations, PSPD	2,126
62.	C. V. Sarma	General Manager – Finance, IBD	3,192
63.	S. C. Sekhar	Senior Executive Vice President, HD	3,407
64.	P. Sengupta	Vice President – Finance & MIS, LRBD	2,751
65.	K. Singh	General Manager – Snack Foods, FD	2,831
66.	S. K. Singh	Executive Vice President – Manufacturing, PSPD	3,598
67.	S. Sivakumar	Divisional Chief Executive, Agri Business	4,203
68.	R. Sridhar	General Manager – Human Resource, ITD	3,597
69.	B. Sumant	General Manager, FD	3,160
70.	K. S. Suresh	Company Solicitor	4,088
71.	P. K. Talwar	Executive Vice President – Finance, PSPD	3,598
72.	R. Tandon	Executive Vice President, Corporate Finance	4,117
73.	S. R. Tulasi	Vice President – Human Resources, PSPD	1,899
74.	S. Tyagi	General Manager – Retail Marketing, IBD	2,428
75.	S. H. Venkatramani	Head of Corporate Communications	2,504
76.	P. K. Verma	Executive Vice President, HD	2,839
77.	S. Wanchoo	General Manager – Brands, ITD	2,973

ii. Any other employee who received a grant in any one year of Options amounting to 5% or more of the Options granted during that year. : None

	iii.	Identified employees who were granted Options during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant.	: None
k)		Diluted Earnings per Share (EPS) pursuant to issue of Ordinary Shares on exercise of Options calculated in accordance with Accounting Standard (AS) 20 'Earnings Per Share.'	: Rs. 87.70
l)	(i)	Method of calculation of employee compensation cost	: The Company has calculated the employee compensation cost using the intrinsic value method of accounting to account for Options issued under the ITC Employee Stock Option Scheme. The stock-based compensation cost as per the intrinsic value method for the financial year 2004-05 is Nil.
	(ii)	Difference between the employee compensation cost so computed at (i) above and the employee compensation cost that shall have been recognised if it had used the fair value of the Options.	: Rs. 8.91 crores.
	(iii)	The impact of this difference on profits and on EPS of the Company.	: The effect of adopting the fair value method on the net income and earnings per share is presented below:

Net Income		**Rs. in crores**
As reported		2191.40
Add: Intrinsic Value Compensation Cost		Nil
Less: Fair Value Compensation Cost (Black Scholes model)		8.91
Adjusted Net Income		2182.49
Earning Per Share	**Basic (Rs.)**	**Diluted (Rs.)**
- As reported	87.97	87.70
- As adjusted	87.61	87.34

m) Weighted average exercise prices and weighted average fair values of Options granted for Options whose exercise price either equals or exceeds or is less than the market price of the stock. : The Company has granted Options at price which equals the market price of the Company's share on the date of grant.

Weighted average exercise price : Rs.880.45
Weighted average fair value : Rs.219.43

(In respect of Options granted during the year)

n) A description of the method and significant assumptions used during the year to estimate the fair values of options. : The fair value of each Option is estimated using the Black Scholes Option Pricing model after applying the following key assumptions:

(i)	Risk-free interest rate	4.89%
(ii)	expected life	2.63 years
(iii)	expected volatility	31.17%
(iv)	expected dividend yield	2.16%
(v)	the price of the underlying share in market at the time of option grant	Rs.880.45

Expansion of abbreviations used:

ITD	-	India Tobacco Division
ILTD	-	Indian Leaf Tobacco Development Division
IBD	-	International Business Division
HD	-	Hotels Division
PSPD	-	Paperboards & Specialty Papers Division
PPD	-	Packaging & Printing Division
LRBD	-	Lifestyle Retailing Business Division
FD	-	Foods Division
PPB	-	Packaging & Printing SBU
GGSB	-	Greeting, Gifting & Stationery Business

On behalf of the Board

Y.C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*

Kolkata, 27th May, 2005

ANNEXURE TO THE REPORT OF THE DIRECTORS

FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2005

Particulars of Employees under Section 217(2A) of the Companies Act, 1956 and forming part of the Report of the Directors

Name	Age	Designation/ Nature of Duties	Gross Remuneration (Rs.)	Net Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Commencement of Employment	Previous Employment/ Position Held
1	2	3	4	5	6	7	8	9
Employed throughout the year and in receipt of remuneration aggregating Rs, 24,00,000/- or more per annum.								
Ahmad S.M.	51	Exec.V.P., Marketing (ITD)	34,24,948	15,10,490	M.A.	28	06.03.1980	ANZ Grindlays Bank, Plc.
Anand N.	48	Div. Chief Exec. (HD)	41,14,273	17,23,927	B.A. (Hons)	25	01.12.1979	Nil *
Banerjea P.	52	Exec.V.P., Finance & MIS (ITD)	26,14,712	11,66,309	B.Sc., M.Sc., F.C.A., F.I.C.W.A.	25	01.10.1982	Shaw Wallace & Co. Ltd., Financial Accountant
Basu S.	53	Exec.V.P., Internal Audit	26,03,620	10,81,259	A.C.A., F.C.A. (Eng. & Wales)	35	02.01.1978	Whinney Murray & Co., London, Audit Asst.
Bhandari R.	43	G.M., Sonar Bangla Sheraton (HD)	26,50,392	10,41,516	B.Com (Hons), Dipl. in Hotel Mgmt.	19	01.04.2002	Oberoi Grand, General Mgr.
Chand A.	40	G.M., Marketing & Retail Operations (LRBD)	25,57,878	11,46,330	B.A., M.B.A.	17	01.06.1988	Godfrey Philips (I) Ltd., Mktg. Exec.
Chandrasekhar S.	52	Sr. Exec. V.P. - Proj., Growth & Development (HD)	29,63,307	12,82,891	B.Sc., F.C.A.	27	01.01.1978	Nil *
Chatterjee B.B.	52	Exec. V.P. & Co. Secretary	34,50,367	16,35,114	B.Com.(Hons.), F.C.A., F.C.S., LL.B.	27	16.05.1983	Wacsgen, Deputy Mgr.
Chatterjee P.	55	Exec.V.P. & Corporate Financial Controller	30,02,252	12,89,209	B.Com.(Hons.), F.C.A.	33	16.09.1974	Macneill & Barry Ltd., Accountant.
Dar C.	49	Div. Chief Exec. (LRBD)	31,61,072	14,30,062	B.Tech.(Hons.), P.G.D.M.	26	01.05.1981	Tata Eng. & Loco. Co., Shift Supvr.
Deveshwar Y.C.	58	Executive Chairman	2,17,21,855	98,86,525	B.Tech. (Mech)	36	11.02.1994	Air India Ltd., Chairman & M.D.
Dhalewadikar S. V.(Dr)	51	Chief Scientist, (ITD)	25,37,339	10,53,215	B.Sc., M. Sc., Ph.D	23	03.03.2003	Hindustan Lever Ltd., Development Mngr
Dhobale P.V.	49	Div. Chief Exec. (PSPD)	32,68,379	14,08,376	B.Tech. (Chem.)	28	01.07.1977	Nil
Fonseka N.	41	Exec. Pastry Chef, Maurya Sheraton (HD)	52,17,936	52,17,936	Dipl. In Hot Mgmt., Dipl. in Sugar Craft	23	15.06.2002	Pastry Chef. Sun Intl. Resorts, Mauritius
Ganesh D.	55	General Manager, Product Development (ITD)	25,21,074	10,85,095	B.E., D.M.S., Memb. Inst of Standards Engrs.	32	19.11.1979	Metal Box (I) Ltd., Foreman
Grant K.N.	47	Div. Chief Exec. (ITD)	50,75,691	20,45,562	B.A.(Hons.), M.B.A.	26	02.06.1980	DCM Ltd., Mgmt. Trainee
Gupta P.	48	G.M., Corporate Taxation	24,84,814	12,80,866	B.Com.(Hons.), A.C.A., D.M.A.(I.C.A.)	25	15.02.1989	Hindustan Lever Ltd., Group Audit Mgr.
Jacob R.G.	59	Group Head, Research & Development	50,31,603	20,48,034	B.Tech.	38	15.09.1967	Nil
Janardhana Reddy S.	56	Div. Chief Exec. (ILTD)	29,28,917	12,25,809	B.Sc.	32	27.12.1972	Nil
Kumar M.	52	V.P., Corporate Affairs	25,15,329	8,11,090	M.Com, LL.B.	24	01.04.1981	Nil
Lall U.	54	Services on Loan to Tobacco Institute of India	30,65,483	13,00,591	B.A.(Hons.)	33	03.01.1972	PARCO, Officer on Spl. Duty
Malhotra B.N.	59	Exec. V.P., Projects	28,73,032	12,31,773	B.Tech., M.Tech., P.G. Dip in Soil Mec.	33	17.03.1975	ITDC., Asst. Engr.
Malik H.	38	G. M. Marketing (FD)	27,02,057	10,51,361	B.A., M.B.A	16	01.06.1989	Nil
Marchetti B.	51	Chef - Italian Cuisine Maurya Sheraton (HD)	41,53,057	41,53,057	Specl. In Italian Cuisine	35	25.09.2001	Marchetti's Latin Restaurant
Mukerji A.K.	46	Services on Loan to Subsidiary Co.	27,89,056	12,40,821	B.Com.(Hons.), A.C.A.	23	01.11.1982	Gupta Chowdhury & Ghose, Jr. Officer

Particulars of Employees under Section 217(2A) of the Companies Act, 1956 and forming part of the Report of the Directors

Name	Age	Designation/ Nature of Duties	Gross Remuneration (Rs.)	Net Remuneration (Rs.)	Qualifications	Experi-ence (Years)	Date of Commence-ment of Employment	Previous Employment/ Position Held
1	2	3	4	5	6	7	8	9
Naware R.S.	55	Div. Chief Exec. (FD)	43,91,861	15,78,861	B.Tech., M.M.S.	32	01.07.1974	Otis Elevator Co. (P) Ltd., Mgmt. Trainee
Nayak A.	53	Exec. V.P., Corporate Human Resources	51,38,897	22,99,602	B.Sc., P.G.D.I.R.	32	14.05.1973	Nil
Noronha A. R.	51	V.P., Tech., Proj. & EHS (HD)	24,14,583	9,97,264	B.E. (Elec)	27	01.05.1978	Nil *
Parasuram R.	46	V.P., Finance (ITD)	26,11,178	10,45,913	B.Com.(Hons)., A.C.A.	23	15.09.1982	Nil
Pathak A.	45	G.M., Finance (FD)	30,28,008	11,79,383	B.Com.(Hons)., F.C.A.	22	20.06.1983	Nil
Quing L. X.	43	Chinese Chef - Grand Maratha Sheraton (HD)	49,55,976	49,55,976	Spl. In Chin. Cooking, Cooking School of Beijing Tourism	22	16.04.1999	The Great Wall Sheraton, Beijing
Raghavaiah K.V.	58	G.M., Corporate Human Resources	26,87,939	11,86,899	B.A., P.G.D.P.M., I.R. & L.L.	39	01.09.1985	Coromandel Fertilisers Ltd., Asst. Mgr. (Pers. & Ind. Relations).
Rai R.K.	42	Senior Trader (IBD)	26,40,261	11,66,863	B.A.(Mktg.), P.G.D in Export & Imports	22	16.08.1990	Britannia Industries Ltd., Commercial Officer
Rajput A. K.	49	V.P., Corporate Affairs	25,23,390	10,14,822	B.Com., M.B.A.	29	10.04.1976	Nil
Raju G. M. K.	47	SBU Chief Executive, PPB	24,21,655	9,31,054	B. Tech	25	13.06.1980	Nil
Ramaswamy T.V.	53	Exec. V.P., Technical & H.R. (ITD)	34,09,771	14,70,491	B.E., M.M.S.	31	01.07.1974	Nil
Rangrass S.	44	G.M., Operations (ITD)	28,82,153	12,15,087	B.Tech.	23	01.07.1982	Nil
Rehman S.S.H.	61	Executive Director	1,09,28,594	46,30,017	Graduate, Indian Army	41	21.11.1997	ITC Hotels Ltd., Managing Director
Rustagi S. C.	56	Executive V.P., Corp EHS	27,07,580	11,83,233	B.Sc., P.G.D.(Engg)	33	10.02.1983	Sriram Fertilisers & Chemicals, Mech. Engineer
Sarma C. V.	43	G.M., Finance (IBD)	24,36,201	10,42,119	B.Com, A.I.C.W.A, A.C.A, A.C.S., P.G.D.M.	17	03.05.1993	Nil
Singh A.	60	Executive Director	1,04,17,046	45,44,227	B.Tech.(Hons.)	37	01.03.1968	Nil
Singh S.K.	48	Exec. V.P., Mftg. (PSPD)	28,56,355	11,52,715	B.Tech. (Chem)	28	26.06.1977	Nil
Sivakumar S.	44	Div. Chief Exec. , Agri Business	37,54,856	17,98,345	B.Sc., P.G. Dipl. In Rural Mgmt.	22	18.09.1989	Gujarat Co-op Oil Seeds Growers' Fed. Ltd., Mgr. Mkt.
Sridhar R.	46	G.M., HR (ITD)	24,45,916	10,25,451	B.Sc., P.G. Dipl. in P.M. & IR	23	01.06.1982	Nil
Srinivasan R.	53	Div. Chief Exec. (PPD)	50,57,066	20,83,821	B.Tech.(Hons.)	31	10.09.1974	Nil
Sumant B.	41	G.M. (FD)	25,71,657	10,75,366	B.E.	19	20.01.1986	Nil
Suresh K.S.	45	Company Solicitor	32,92,698	14,50,053	B.A., B.L., P.G.D.P.M., I.R. & L.W.	22	01.09.1990	Chambers of Sri C.S. Venkata Subramaniam, Advocate
Talwar P.K.	57	Exec. V.P., Finance (PSPD)	26,57,889	11,11,412	B.Sc., F.C.A.	33	26.06.1989	Nagarjuna Hire Purchase Ltd., President
Tandon R.	51	Exec. V.P., Corporate Finance	30,36,712	13,43,842	B.Sc., A.C.A.	27	01.01.1987	Triveni Handlooms Ltd., Finance Mgr. & Secy.
Vaidyanath K.	55	Executive Director	81,20,915	36,54,439	B.Com.(Hons.), M.B.A.	32	16.01.1976	Shriram Refrigeration Industries Ltd., Mgmt. Trainee
Vaidyanathan K.S.	65	Sr. V.P., Corporate Affairs	56,26,327	24,43,513	B.Com. (Hons.)	42	08.10.1982	T.V.S. Southern Roadways Ltd., Resident Mgr.
Verma P. K.	58	Exec. V.P., Operations (HD)	29,44,691	11,80,627	B.Sc. (Chem Tech), M.B.A. Dipl. in Hotel Mgmt.	33	31.01.1986	Oberoi Hotels, Exec. Asst. Mgr.
Verma S.	46	Services on Loan to Subsidiary Co.	25,62,337	12,31,532	B.E.	23	01.11.1981	Nil

Particulars of Employees under Section 217(2A) of the Companies Act, 1956 and forming part of the Report of the Directors

Name	Age	Designation/ Nature of Duties	Gross Remuneration (Rs.)	Net Remuneration (Rs.)	Qualifications	Experi-ence (Years)	Date of Commence-ment of Employment	Previous Employment/ Position Held
1	2	3	4	5	6	7	8	9
Employed for a part of the year and in receipt of remuneration aggregating Rs. 2,00,000/- or more per month.								
Abouzaki S.	63	Manager, Lebanese Restnt, Maurya Sheraton (HD)	28,44,211	28,44,211	High School, Lebanon	35	20.12.2001	Maroush Restaurants
Bandopadhyay S.	40	Head of Corp. Treasury	25,47,955	14,09,576	B.Com (Hons), I.C.W.A A.C.A	19	17.05.1989	ICI (I) Ltd., Asst. Mgr Accounts
Choudhury K.	34	Mgr., Manpower Systems Development	2,23,225	1,78,169	B.A, M.A., PG Dip. In P.M.	8	01.06.1996	Nil
De Ashish	55	Vice President (PSPD)	20,67,761	6,94,114	B.Sc. (Chem), PGD - Pulp & Paper Tech	25	01.05.1979	Ballarpur Industries Ltd., V.P.- Operations
Dong D. J.	34	Chinese Chef - Sonar Bangla Sheraton (HD)	12,00,993	12,00,993	Spl. In Chin. Cooking, Cooking School of Beijing Tourism	13	24.11.2004	Sheraton Jumeirah Beach Resort & Tower, Dubai
George A.	58	Exec. Housekeeper (HD)	3,17,130	2,23,530	M.Sc. (Home Science)	24	15.05.1980	Hotel Centaur, Mumbai. Asst. Housekeeper
Mathew C.	36	Exec. Chef - Sonar Bangla Sheraton (HD)	22,10,699	22,10,699	Comml. Cookery Trade Course, Pastry Cooking	13	14.08.2000	Shangri La Hotel, Bangkok - Exec. Chef
Mukherjee S. N.	53	Chief Mgr., Materials (PSPD)	3,70,845	3,56,652	B.E. (Hons), P.G.D.M.,	30	24.06.1976	India Paper Pulp Co. Ltd., Chemical Engineer Trainee
Sarkar A. C.	64	Exec. V.P., Industry Affairs	12,59,499	8,33,554	B.A (Hons)	44	01.12.1960	Hindustan Steel Ltd., Graduate Apprentice
Suresh M.	43	Dist. Manager (ITD)	8,68,001	5,02,210	B.Com (Hons), Dip in Bus Mgmnt., Dip in Sales & Mktg. Mgmnt., PG Dip in PSIM	22	05.09.1990	Nil

Abbreviations denote :

ITD	:	India Tobacco Division
PPD	:	Packaging & Printing Division
PSPD	:	Paperboards & Specialty Papers Division
PPB	:	Packaging & Printing SBU
LRBD	:	Lifestyle Retailing Business Division
IBD	:	International Business Division
ILTD	:	Indian Leaf Tobacco Development Division
FD	:	Foods Division
HD	:	Hotels Division

* Previously employed with ITC Hotels Ltd., which has since merged with the Company with effect from March 23, 2005

Notes :

1. Gross remuneration comprises salary, allowances, medical reimbursement, leave travel assistance, Company's contribution to provident, pension and gratuity funds, monetary value of other perquisites computed on the basis of the Income-tax Act and Rules, leave encashment and performance bonus, where applicable. With respect to those employed for a part of the year, such remuneration also includes leave encashment upon separation.
2. Net remuneration comprises cash income less : a) income tax and surcharge deducted at source.
   b) manager's own contribution to Provident Fund.
3. All appointments are/were contractual in accordance with terms and conditions as per Company rules.
4. None of the above employees is a relative of any Director of the Company.

On behalf of the Board

Y.C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*

Kolkata, 27th May, 2005

ANNEXURE TO THE REPORT OF THE DIRECTORS

CONSERVATION OF ENERGY

INFORMATION UNDER SECTION 217(1)(e) OF THE COMPANIES ACT, 1956 READ WITH COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988 AND FORMING PART OF THE DIRECTORS' REPORT

a) Energy conservation measures taken :

i) Regular periodic energy audits & implementation of recommendations.

ii) Jet humidifiers installed in place of air washers in cigarette factories.

iii) Old vapour absorption units in cigarette factories replaced by high efficiency screw chillers.

iv) Old inefficient pumps / motors replaced with higher efficiency sets in various units.

v) Installation of waste heat recovery systems from process equipment, flash steam & boiler blow downs in paper & cigarette factories & hotels.

vi) Compressed air system optimisation in various units.

vii) Better load management through variable speed drives, reactive power compensation, balancing of air supply in air conditioned spaces and controlling lighting load using timers & sensors.

b) Additional investments and proposals, if any, being implemented for reduction of consumption of energy :

i) Upgradation of existing air conditioning plants with higher efficiency sets in hotels & cigarette factories.

ii) Solar water heating systems in hotels & cigarette factories.

iii) Replacement of inefficient boilers and hot water generating systems in hotels.

iv) Replacement of existing fans, pump and motor systems with higher efficiency sets in various units.

v) Installation of variable speed drives, in all units.

vi) Replacement of existing boiler with high efficiency fluidized bed boilers in Green Leaf Threshing units.

vii) Installation of modern electronic governors in turbo generator set at the paper factory.

viii) Installation of diffused aeration system in effluent treatment plant at the paper factory.

c) Impact of measures of (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods :

Above projects and the continued emphasis on energy conservation have helped the Company reduce its direct energy costs by over Rs. 6 crores per annum. The energy savings have also helped the Company reduce total Carbon Dioxide emissions.

A) POWER AND FUEL CONSUMPTION

	For the Year ended 31st March, 2005	For the Year ended 31st March, 2004
Relating to Paperboards & Paper		
1. Electricity (Excluding Consumption in Colony)		
a) Purchased		
Units (KwH in Lakhs)	**547**	247
Total Amount (Rs. in Lakhs)	**2506**	1091
Rate / Unit (Rs.)	**4.58**	4.42
b) Own Generation		
i) Through Diesel Generation Unit	**29**	30
Units per Litre of Diesel Oil	**3.08**	2.96
Cost / Unit (Rs.)	**8.13**	7.59
ii) Through Steam Turbine/Generator		
Units (KwH in Lakhs)	**3007**	2822
Units per Kg. of Coal	**1.78**	1.68
Cost / Unit (Rs.)	**1.45**	1.33

	For the year ended 31st March, 2005			For the year ended 31st March, 2004		
	Process	**Power**	**Total**	Process	Power	Total
2. Coal (Specify Quantity & Where Used) (Grades 'C' ROM & 'E' ROM)						
Quantity (M.T.)	**151944**	**169122**	**321066**	142955	168231	311186
Total Cost (Rs. in Lakhs)			**5447**			4858
Average Rate (Rs. per M.T.)			**1697**			1561
3. Furnace Oil						
Quantity (KL)			**8380**			8174
Total Amount (Rs. in Lakhs)			**1007**			928
Average Rate (Rs. / KL)			**12013**			11358
4. Others / Internal Generation						
Quantity (M.T.)			**51808**			980
Total (Rs. in Lakhs)			**715**			12
Rate / Unit (Rs.)			**1379.61**			1190.12

B) CONSUMPTION PER UNIT OF PRODUCTION

	For the Year ended 31st March, 2005	For the Year ended 31st March, 2004
Products (Paper in M.T.)	**329278**	234593
Electricity (KwH)	**1092**	1236
Coal 'C' ROM & 'E' ROM Grades (M.T.)	**0.46**	0.57
Furnace Oil (Litre)	**26**	33
Others – De Oiled Bran/Saw Dust etc. (M.T.)	**0.157**	0.004

TECHNOLOGY ABSORPTION

INFORMATION UNDER SECTION 217(1)(e) OF THE COMPANIES ACT, 1956 READ WITH COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988 AND FORMING PART OF THE DIRECTORS' REPORT

Research & Development

1. **Specific areas in which R&D was carried out by the Company:**

   i) (a) Quality evaluation process & criteria of raw materials & manufactured product for atta, biscuits and confectionery items.

   ii) (a) Development of paper for specific end use application.

   (b) Waste Disposal in paper factories.

   (c) Development of high yielding Eucalyptus species having superior fibre characteristics.

   iii) (a) Development of pre-printed cork tipping paper of international quality.

   (b) Development of indigenous tools & dyes for Shoulder Box pack manufacturing.

   (c) Development of indigenous printing machine for spot ultra violet treatment.

   (d) Development of indigenous waste ejection unit in ATN Roto machine.

   iv) (a) Identification of new growth zone in India through scientifically validated exploratory trials for the production of premium quality flavourful tobacco.

   (b) Introduction of varietal changes and tailor made agronomical package of practices in the Burley tobacco growing areas of Andhra Pradesh.

   (c) Introduction of new formulations of Neem based agri-inputs.

   (d) Trials on Fertigation in the Northern Light Soil regions of Andhra Pradesh.

2. **Benefits derived as a result of the above R&D :**

   i) (a) Quality evaluation of finished products and raw materials, thereby setting standards for the Quality Testing Process for outsourced products and permitting benchmarking for comparative evaluation of ITC products vis-à-vis competition.

   ii) (a) Entered new market segments.

   (b) Meeting fibre needs indigenously and reducing imports.

   (c) Improvement in pulp quality through hybrids.

   iii) (a) Import substitution.

   (b) Export of Shoulder Box packets.

   (c) Import substitution and meeting customer requirements of high gloss packaging.

   (d) Reduction in waste and development of indigenous equipment at lower cost.

   iv) (a) Production of internationally sought after flavourful flue-cured tobacco with which India will be in a position to offer full range of quality cigarette tobaccos.

   (b) Production of internationally benchmarkable quality tobaccos in addition to increase in yield by about 20% in the new Burley tobacco growing areas.

   (c) Improved crop vigour and productivity in addition to keeping the Pesticide Residue Levels under control.

   (d) Established the potential for the production of superior styles of tobacco with improved ripeness and flavour characteristics, in addition to reducing water consumption by 30-40%.

3. **Future Plan of Action :**

   i) (a) Identify factors for the improvement of manufacturability and flavour amplitude in Indian tobaccos.

   (b) Networking with Universities for applied research projects.

   (c) Implementation of HACCP at all atta, biscuits & confectionery plants.

   (d) Roll out of new range of differentiated food products of international quality.

   ii) (a) Continue research on genetic improvement of Eucalyptus, Subabul, Bamboo and other pulpwood species.

   (b) Development of paperboards for specific end-use applications.

   (c) Improvement of product / process efficiencies in paper factories.

   (d) Usage of agri waste for steam generation in paper factories.

   iii) (a) Development of Flexible Structure for different Food Packaging.

   (b) Development of UV Inks & Varnishes for in-line manufacture.

   (c) Development of Cylinder Manufacturing.

   (d) Development of Adhesives.

   iv) (a) Scaling up of Crop Development initiatives to produce significant volumes of flavourful FCV style tobaccos in the new areas.

   (b) Creation of a holistic organic platform for tobacco and other agri products.

   (c) Collaborative experimental trials with lead Research Institutes on the identified Advanced Breeding lines and Hybrids in micro zones so as to introduce them in a phased manner.

   (d) Design and development of Paletted seeds for large-scale introduction of Hybrids.

   (e) Introduction of a robust scientific approach to develop organic Agri-inputs.

4. **Expenditure on R&D :**	**For the year ended 31st March, 2005 (Rs. in Lakhs)**
i) Capital	**1177**
ii) Recurring	**2505**
iii) Total	**3682**
iv) Total R&D Expenditure as a % of :	
- Gross Turnover	**0.28**
- Net Turnover	**0.48**

Technology Absorption, Adoption and Innovation

i) Introduction of Wave Pack in cigarette factories.

ii) New Technology for Primary Processing in cigarette factories.

iii) Use of counter pressure retort hot water spray technology for eliminating all micro-organisms in food factories. Also auto pouch-filling machine for elimination of manual intervention at critical points of the packaging process, installed.

iv) Upgradation of the surveillance system through digital video recorders in hotels.

v) Floor Access control in elevator for selected floors in hotels.

vi) Installed on-line dryer screen cleaning system, which has eliminated hickies and coating flakes problem at the manufacturing stage of paperboards.

vii) Installed web-cleaning system during slitting, which has resulted in reduction of dusting and fluff accumulation problem in paper manufacturing.

viii) Development of new colour grades for laminating industries.

ix) Heidelberg offset machine with 6 printing colour and 2 coating decks alongwith UV drying facility, under commissioning.

x) Technotrans blanket wash recycling system installed to permit solvent recycling.

Benefits Derived

i) Manufacture International Quality Products.

ii) Increase Efficiencies through adoption of best practices in processing.

iii) Product improvement.

iv) Consistent product quality and the highest safety and hygiene standards.

v) Ensuring higher security standards.

vi) Ensuring state-of-the-art connectivity.

vii) Cost Reduction

(a) Reduced usage of soft wood pulp in value added products.

(b) Improved productivity / runnability of machines with higher fibre & filler retention levels.

viii) Product Development

(a) Introduction of new variant of "Cyber XL Pac".

(b) Introduction of "Safire XL Pac".

(c) Introduction of gypsum base board in lower grammage.

(d) Development of Wax Match tissue.

ix) Introduction of new laminating grades (import substitution products).

x) Additional offset printing capacity to handle increase in packaging business.

xi) Environment friendly technology resulting in recycling of blanket wash solution which otherwise constitutes a hazardous waste.

On behalf of the Board

Kolkata, 27th May, 2005

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*

CERTIFICATE OF COMPLIANCE FROM AUDITORS AS STIPULATED UNDER CLAUSE 49 OF THE LISTING AGREEMENT OF THE STOCK EXCHANGES IN INDIA

CERTIFICATE

To the Shareholders

We have examined the compliance of conditions of Corporate Governance by ITC Limited for the year ended on 31st March, 2005, as stipulated in clause 49 of the Listing Agreement of the said company with stock exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the company for ensuring the compliance of the condition of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statement of the company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the company has complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Agreement.

We state that in respect of investor grievances received during the year ended 31st March, 2005, no investor grievances are pending against the company as per the records maintained by the company and presented to the Investor Services Committee.

We further state that such compliance is neither an assurance as to the future viability of the company nor the efficiency or effectiveness with which the management has conducted the affairs of the company.

For A. F. FERGUSON & CO.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, May 27, 2005

ITC Limited

BALANCE SHEET

AS AT 31ST MARCH, 2005

	Schedule	31st March, 2005 (Rs. in Crores)		31st March, 2004 (Rs. in Crores)	
I. SOURCES OF FUNDS					
1. Shareholders' Funds					
a) Capital	1	248.22		247.68	
b) Share Capital Suspense	1A	1.21		–	
c) Reserves and Surplus	2	7646.18	7895.61	6162.38	6410.06
2. Loan Funds					
a) Secured Loans	3	88.69		31.56	
b) Unsecured Loans	4	156.67	245.36	89.29	120.85
3. Deferred Tax-Net	5		376.09		87.74
Total			8517.06		6618.65
II. APPLICATION OF FUNDS					
1. Fixed Assets	6				
a) Gross Block		5746.27		4740.94	
b) Less : Depreciation		1795.51		1442.63	
c) Net Block		3950.76		3298.31	
d) Capital Work-in-Progress		186.15	4136.91	313.74	3612.05
2. Investments	7		3874.68		3053.96
3. Current Assets, Loans and Advances					
a) Inventories	8	2002.99		1534.21	
b) Sundry Debtors	9	527.76		230.15	
c) Cash and Bank Balances	10	55.66		34.04	
d) Other Current Assets	11	142.52		817.18	
e) Loans and Advances	12	810.36		869.77	
		3539.29		3485.35	
Less :					
4. Current Liabilities and Provisions					
a) Liabilities	13	1925.64		2849.83	
b) Provisions	14	1108.18		682.88	
		3033.82		3532.71	
Net Current Assets			505.47		(47.36)
Total			8517.06		6618.65
Notes to the Accounts	19				
Segment Reporting	20				
Related Party Disclosures	21				
Significant Accounting Policies	22				

The Schedules referred to above form an integral part of the Balance Sheet.

Per our Report attached
For A. F. FERGUSON & CO.
Chartered Accountants
M. S. DHARMADHIKARI
Partner
Kolkata, 27th May, 2005

On behalf of the Board
Y.C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B.B. CHATTERJEE *Secretary*

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST MARCH, 2005

	Schedule		For the year ended 31st March, 2005 (Rs. in Crores)		For the year ended 31st March, 2004 (Rs. in Crores)
IA. GROSS INCOME			13585.39		12039.92
IB. NET INCOME					
Gross Sales			13349.58		11815.04
Less : Excise Duties and Taxes on Sales of Products and Services			5710.13		5344.60
Net Sales [after considering provision for Taxes of Rs. 214.75 Crores; also see Schedule 19(ii)]			7639.45		6470.44
Other Income	15		235.81		224.88
			7875.26		6695.32
II. OTHER EXPENDITURE					
Raw Materials etc.	16		2769.55		2387.78
Manufacturing, Selling etc. Expenses	17		2119.77		1746.86
Depreciation			312.87		241.62
			5202.19		4376.26
III. PROFIT					
Profit before Taxation and Exceptional items			2673.07		2319.06
Provision for Taxation	18		836.00		726.21
Profit after Taxation before Exceptional items			1837.07		1592.85
Exceptional items (net of tax)	19(ii)		354.33		—
Profit after Taxation			2191.40		1592.85
Profit brought forward			387.84		343.88
			2579.24		1936.73
Transfer to Hotel Foreign Exchange Earnings Reserve		—		(5.00)	
Release from Hotel Foreign Exchange Earnings Reserve		15.14	15.14	4.00	(1.00)
Available for appropriation			2594.38		1935.73
IV. APPROPRIATIONS					
Release from Debenture Redemption Reserve			—		(10.94)
General Reserve			1100.00		1000.00
Proposed Dividend			773.25		495.36
Income Tax on Proposed Dividend (2005 – including Rs. 1.27 Crores for earlier years)			109.72		63.47
Profit carried forward			611.41		387.84
			2594.38		1935.73
Earnings Per Share (Face Value Rs. 10.00 each)	19(v)				
On Profit after Taxation before Exceptional items					
Basic			Rs. 73.74		Rs. 64.34
Diluted			Rs. 73.52		Rs. 64.22
On Profit after Taxation					
Basic			Rs. 87.97		Rs. 64.34
Diluted			Rs. 87.70		Rs. 64.22

	Schedule
Notes to the Accounts	19
Segment Reporting	20
Related Party Disclosures	21
Significant Accounting Policies	22

The Schedules referred to above form an integral part of the Profit and Loss Account.

Per our Report attached to the Balance Sheet
For A. F. FERGUSON & CO.
Chartered Accountants
M. S. DHARMADHIKARI
Partner
Kolkata, 27th May, 2005

On behalf of the Board

Y.C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B.B. CHATTERJEE *Secretary*

ITC Limited

CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST MARCH, 2005

(Figures for the previous year have been rearranged to conform with the revised presentation)	For the year ended 31st March, 2005 (Rs. in Crores)		For the year ended 31st March, 2004 (Rs. in Crores)	
A. NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		**2673.07**		2319.06
ADJUSTMENTS FOR :				
Depreciation	312.87		241.62	
Interest etc. – Net	5.91		(35.88)	
Income from Long Term Investments	(46.04)		(27.28)	
Income from Current Investments	(100.72)		(78.16)	
Fixed Assets – Loss on Sale/Write off – Net	1.89		12.17	
Loss on Sale of Current Investments – Net	0.34		1.36	
Unrealised Loss on Exchange – Net	0.04		0.14	
Write off of Long Term Investment	0.05		—	
Liability no longer required written back	(15.39)	158.95	(9.25)	104.72
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		2832.02		2423.78
ADJUSTMENTS FOR :				
Trade and Other Receivables	(109.07)		(35.24)	
Inventories	(506.09)		(274.23)	
Trade Payables	418.11	(197.05)	568.29	258.82
CASH GENERATED FROM OPERATIONS		2634.97		2682.60
Income Tax Paid		(783.77)		(789.33)
Cash Flow before Exceptional items		1851.20		1893.27
Exceptional items paid/received [see Schedule 19(ii)]		—		—
NET CASH FROM OPERATING ACTIVITIES		**1851.20**		1893.27
B. CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Fixed Assets	(517.20)		(444.60)	
Sale of Fixed Assets	21.51		0.77	
Purchase of Business (See Note 3 Below)	(38.83)		(38.83)	
Purchase of Current Investments	(24398.51)		(11629.27)	
Sale/Redemption of Current Investments	23446.79		10470.69	
Purchase of Long Term Investments	(67.38)		(221.73)	
Sale of Long Term Investments	0.05		0.04	
Income from Long Term Investments Received	44.72		21.61	
Income from Current Investments Received	4.49		9.24	
Interest Received	16.76		59.11	
Refund of Deposits towards Property Options	77.01		1.50	
Loans Given	(186.34)		(384.05)	
Loans Realised	157.98		364.23	
NET CASH USED IN INVESTING ACTIVITIES		**(1438.95)**		(1791.29)
C. CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issue of Share Capital (Includes Rs. 0.01 Crore received by erstwhile ITC Hotels Limited)	37.32		11.21	
Proceeds from Long Term Borrowings	11.31		7.47	
Repayments of Long Term Borrowings	—		(28.01)	
Net increase/(decrease) in Cash/Export Credit Facilities and other Short Term Loans	113.12		9.38	
Interest etc. Paid	(18.68)		(29.54)	
Dividends Paid	(494.65)		(369.58)	
Income Tax on Dividend Paid	(65.51)		(47.57)	
NET CASH FLOW USED IN FINANCING ACTIVITIES		**(417.09)**		(446.64)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		**(4.84)**		(344.66)
OPENING CASH AND CASH EQUIVALENTS		**34.00**		378.66
CASH AND CASH EQUILVALENTS TAKEN OVER ON AMALGAMATION (Note 1)		**26.50**		—
CLOSING CASH AND CASH EQUIVALENTS		**55.66**		34.00
CASH AND CASH EQUIVALENTS COMPRISE :				
Cash and Bank Balances	55.66		34.04	
Unrealised Loss/(Gain) on Foreign Currency Cash and Cash Equivalents	—	55.66	(0.04)	34.00

Notes :

1. Cash and Cash Equivalents include Rs. 26.50 Crores of erstwhile ITC Hotels Limited and Ansal Hotels Limited taken over on amalgamation.
2. The amalgamation of the erstwhile ITC Hotels Limited and Ansal Hotels Limited with the Company is a non cash transaction [see Schedule 19(i)]
3. Purchase consideration of Rs. 232.99 Crores (net of liability of Rs. 15.03 Crores towards sales tax deferment loans assumed) on acquisition of business, payable to M/s BILT Industrial Packaging Company Limited.

	2005	2004
Purchase consideration	232.99	232.99
Cash paid [Including Rs. 38.83 Crores (2004-Rs. 38.83 Crores) during the year]	77.66	38.83
Balance Payable	155.33	194.16

4. Previous year's figures are not comparable due to Note 2 above.

Per our Report attached to the Balance Sheet
For A. F. FERGUSON & CO.
Chartered Accountants
M. S. DHARMADHIKARI
Partner
Kolkata, 27th May, 2005

On behalf of the Board

Y.C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B.B. CHATTERJEE *Secretary*

ITC Limited

SCHEDULES TO THE ACCOUNTS

(Figures for the previous year have been rearranged to conform with the revised presentation)

	As at 31st March, 2005 (Rs. in Crores)	As at 31st March, 2004 (Rs. in Crores)
1. CAPITAL		
Authorised		
30,00,00,000 Ordinary Shares of Rs. 10.00 each	**300.00**	300.00
Issued and Subscribed		
24,82,21,329 (2004 - 24,76,78,851) Ordinary Shares of Rs. 10.00 each, fully paid	**248.22**	247.68

A) Of the above, following were allotted :

a) as fully paid up Bonus Shares –

37,90,000 in 1978-79 by Capitalisation of Capital Reserve, Share Premium Reserve and General Reserve;

45,48,000 in 1980-81 by Capitalisation of Capital Reserve and General Reserve;

3,31,68,110 in 1989-90 by Capitalisation of Capital Reserve, Share Premium Reserve, Export Promotion Reserve and General Reserve;

3,98,01,732 in 1991-92 by Capitalisation of General Reserve;

12,13,18,177 in 1994-95 by Capitalisation of General Reserve.

b) as fully paid up Shares –

1,05,95,075 in 1991-92 consequent to the merger of erstwhile Tribeni Tissues Limited to the Shareholders of erstwhile Tribeni Tissues Limited.

20,96,982 in 2002-03 consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited to the Shareholders of erstwhile ITC Bhadrachalam Paperboards Limited.

B) The Company has granted (net of options lapsed):

a) 3,06,598 (2004 - 3,06,598) share options in 2001-02 under the Employees' Stock Option Scheme at the closing market price on the date of grant of options. Thirty percent of these options vested on 30th May, 2002, a further thirty percent vested on 30th May, 2003 and the balance vested on 30th May, 2004. 2,09,618 vested options have been exercised.

b) 5,83,311 (2004 - 5,88,590) share options in 2002-03 under the Employees' Stock Option Scheme at the closing market price on the date of grant of options. Thirty percent of these options vested on 22nd May, 2003, a further thirty percent vested on 22nd May, 2004 and the balance vested on 22nd May, 2005. 2,91,437 vested options have been exercised.

c) 9,32,631 (2004 - 9,47,448) share options in 2003-04 under the Employees' Stock Option Scheme at the closing market price on the date of grant of options. Thirty percent of these options vested on 23rd May, 2004, a further thirty percent vested on 23rd May, 2005 and the balance will vest on 23rd May, 2006. 2,08,388 vested options have been exercised.

d) 8,25,513 share options in 2004-05 under the Employees' Stock Option Scheme at the closing market price on the date of grant of options. Thirty percent of these options will vest on 28th May, 2005, a further thirty percent will vest on 28th May, 2006 and the balance will vest on 28th May, 2007.

1A. SHARE CAPITAL SUSPENSE		
Share Capital Suspense	**1.21**	—

12,12,747 (2004 - Nil) Ordinary Shares of Rs. 10.00 each, fully paid, to be issued pursuant to Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company [see Schedule 19(i)].

SCHEDULES TO THE ACCOUNTS

2. RESERVES AND SURPLUS

	As at 31st March, 2005 (Rs. in Crores)		As at 31st March, 2004 (Rs. in Crores)	
General Reserve				
At commencement of the year	5047.57		4047.57	
Add: On amalgamation *	60.49		—	
Add: Deferred Tax Asset arising on amalgamation [see Schedule 19(i)]	18.73		—	
Add: From Profit and Loss Account	1100.00	6226.79	1000.00	5047.57
Debenture Redemption Reserve				
At commencement of the year	—		10.94	
Less: To Profit and Loss Account	—	—	10.94	—
Share Premium				
At commencement of the year	295.62		284.58	
Add: On amalgamation * (including Rs. 21,000/- received during the year)	49.85		—	
Add: On issue of Shares	36.78	382.25	11.04	295.62
Capital Reserve				
At commencement of the year	2.46		2.46	
Add: On amalgamation * (including Rs. 40,000/- on forfeiture of shares during the year)	0.02	2.48	—	2.46
Capital Redemption Reserve				
At commencement of the year	—		—	
Add: On amalgamation *	0.30	0.30	—	—
Revaluation Reserve				
At commencement of the year	60.84		61.63	
Less: To Profit and Loss Account				
– Depreciation	0.94		0.78	
– Disposal of Fixed Assets	—	59.90	0.01	60.84
Hotel Foreign Exchange Earnings Reserve				
At commencement of the year	5.00		4.00	
Add: On amalgamation *	10.14		—	
Add: From Profit and Loss Account	—		5.00	
	15.14		9.00	
Less: To Profit and Loss Account	15.14	—	4.00	5.00
Contingency Reserve		363.05		363.05
Profit and Loss Account		611.41		387.84
		7646.18		6162.38

* Reserves (net of adjustments) taken over consequent to Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company [see Schedule 19(i)].

SCHEDULES TO THE ACCOUNTS

3. SECURED LOANS

	As at 31st March, 2005 (Rs. in Crores)	As at 31st March, 2004 (Rs. in Crores)
Loans and Advances from Banks		
Cash/Export Credit Facilities *	**88.69**	31.56

* Secured by charge over certain current assets of the Company, both present & future.

4. UNSECURED LOANS

	As at 31st March, 2005 (Rs. in Crores)	As at 31st March, 2004 (Rs. in Crores)
Short Term Loans		
From Banks		
– Temporary overdraft in cash credit account	**80.22**	24.15
Other Loans		
From other than Banks – Sales tax deferment loan (interest free)	**76.45**	65.14
	156.67	89.29

5. DEFERRED TAX - NET

	As at 31st March, 2005 (Rs. in Crores)	As at 31st March, 2004 (Rs. in Crores)
Deferred Tax Liabilities		
On fiscal allowances on fixed assets	**573.46**	488.62
On fiscal relief realised on pre-deposit of excise duty	**—**	125.56
	573.46	614.18
Deferred Tax Assets		
On employees' separation and retirement	**9.00**	7.83
On provision for doubtful debts/advances	**7.32**	6.05
On State and Central taxes etc.	**158.45**	508.88
Other timing differences	**22.60**	3.68
	197.37	526.44
Deferred Tax – Net	**376.09**	87.74

SCHEDULES TO THE ACCOUNTS

ITC Limited

6. FIXED ASSETS

	@As at commencement of the year (Rs. in Crores)	Amalgamation # (Rs. in Crores)	Additions (Rs. in Crores)	Withdrawals and adjustments (Rs. in Crores)	@As at end of the year (Rs. in Crores)	Depreciation for the year (Rs. in Crores)	Depreciation on Withdrawals and adjustments (Rs. in Crores)	Deprecia-tion upto 31st March, 2005 (Rs. in Crores)	Net Book Value as at 31st March, 2005 (Rs. in Crores)
Trademarks & Goodwill	10.82	—	—	—	10.82	0.59	—	1.79	9.03
Know-how, Business and Commercial Rights	47.34	—	—	—	47.34	4.73	—	4.90	42.44
Land Freehold *	354.01	9.33	3.37	9.33	357.38	—	—	—	357.38
Buildings Freehold *	798.07	127.30	145.66	(11.10)	1082.13	21.00	(3.07)	162.94	919.19
Leasehold Properties	35.53	40.91	3.84	(9.33)	89.61	0.57	—	3.97	85.64
Licensed Properties - Building Improvement	9.19	17.44	1.14	11.93	15.84	1.02	3.65	4.79	11.05
Railway Sidings etc.	1.17	—	—	—	1.17	0.05	—	0.58	0.59
Plant & Machinery	3066.24	152.31	419.57	49.25	3588.87	225.33	32.15	1390.64	2198.23
Capitalised Software	41.54	—	7.85	19.00	30.39	9.17	15.20	12.36	18.03
Computers etc.	167.24	15.54	47.39	9.51	220.66	27.41	8.65	99.40	121.26
Furniture & Fixtures	185.50	56.62	33.08	3.38	271.82	21.27	2.53	105.76	166.06
Motor Vehicles etc.	24.29	3.81	4.02	1.88	30.24	2.67	0.98	8.38	21.86
	4740.94	423.26	665.92	83.85	5746.27	313.81	60.09	1795.51	3950.76
Capital Work-in-Progress	313.74	4.26	146.81	278.66	186.15	—	—	—	186.15
Total	5054.68	427.52	812.73	362.51	5932.42	313.81	60.09	1795.51	4136.91
Previous Year	4415.61	—	933.44	294.37	5054.68	242.40	45.41	1442.63	3612.05

@ Original Cost / Professional Valuation as at 30th June, 1986

Taken over on amalgamation consequent to Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company [see Schedule 19(i)].

Land Freehold includes the provisional purchase price of Rs. 14.81 Crores in respect of land at Bangalore. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to the Company in 21 years time from the date of agreement.

Land Freehold includes certain lands at Munger acquired by the Government of India under the Bihar Land Reform Act,1950 for which compensation has not yet been determined.

The Suit filed by a third party in September 1980 for cancellation of lease in respect of Bangalore land appurtenant to ITC Hotel Windsor Sheraton & Towers is still sub judice. In the opinion of the Management, based upon legal advice, the Company's title is tenable.

Buildings Freehold include Rs. 37.51 Crores (2004 - Rs. 36.79 Crores) (at original cost) of buildings at New Delhi on Government land taken on perpetual lease and Rs. 0.12 Crore (2004 - Rs. 0.12 Crore) (at original cost) of buildings at Kolkata on Port Trust land taken on lease.

Trademarks purchased Rs. 5.92 Crores (2004 - Rs. 5.92 Crores) under "Trademarks & Goodwill" and "Know-how, Business and Commercial Rights" acquired Rs. 47.34 Crores (2004 - Rs. 47.34 Crores) are being amortised over 10 years.

Applications for exemption in respect of vacant land under the Urban Land (Ceiling & Regulation) Act,1976 have been made, wherever applicable.

Capital expenditure commitments are Rs. 93.78 Crores (2004 - Rs. 175.29 Crores).

Additions for the year include fluctuations in the rate of foreign exchange (net) of Rs. 1.57 Crores (gain) [2004 - Rs. 0.97 Crore (loss)].

Depreciation for the year includes Rs. 0.94 Crore (2004 - Rs. 0.78 Crore) transferred from Revaluation Reserve in respect of revalued assets.

* Includes certain properties for which deeds of conveyance are awaited.

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2005 (Rs. in Crores)		As at 31st March, 2004 (Rs. in Crores)	
	Quoted	Not Quoted	Quoted	Not Quoted
7. INVESTMENTS				
Long Term				
A. TRADE INVESTMENTS				
Hotel Kathmandu Limited 6,450 Shares of Nepalese Rs. 100.00 each, fully paid (written off during the year)		—		0.05
International Travel House Limited 2,87,600 Equity Shares of Rs 10.00 each, fully paid	0.65		0.65	
Gujarat Hotels Limited 17,33,907 Shares of Rs 10.00 each, fully paid	1.94		1.94	
Hill Properties Limited 3 class 'A' Equity Shares of Rs. 1,20,000.00 each, Rs. 1,18,000.00 per share paid		0.04		0.04
Modern Flats Private Limited Nil (2004 - 86) Preference Shares of Rs. 500.00 each, fully paid (2004 - cost Rs 43,000.00) (redeemed during the year)		—		...
4,300 (2004 - Nil) Equity Shares of Rs. 10.00 each, fully paid (cost Rs 43,000.00) (acquired during the year)		...		—
Punjab Anand Batteries Limited (in liquidation) 11,86,157 Equity Shares of Rs 10.00 each, fully paid - under Board for Industrial and Financial Reconstruction's Order of 20.4.1989 *		1.19		1.19
King Maker Marketing Inc., USA 100 Non Assessable Shares of Class B Cumulative Preferred Stock without par value		0.01		0.01
Andhra Pradesh Gas Power Corporation Limited 8,04,000 Equity Shares of Rs. 10.00 each, fully paid		2.32		2.32
Cuffe Parade Sealord Co-operative Housing Society Limited 10 Shares of Rs 50.00 each, fully paid (cost Rs. 500.00)		...		...
Tulsiani Chambers Premises Co-operative Society Limited 5 Shares of Rs 50.00 each, fully paid(cost Rs. 250.00)		...		...
Maharaja Heritage Resorts Limited 90,000 Equity Shares of Rs. 100.00 each, fully paid (acquired on amalgamation)		0.90		—
Bihar Hotels Limited 40,000 Equity Shares of Rs. 10.00 each, fully paid (acquired on amalgamation)		0.04		—
B. SUBSIDIARY COMPANIES				
Gold Flake Corporation Limited 1,59,98,385 Ordinary Shares of Rs 10.00 each, fully paid		16.00		16.00
Wills Corporation Limited 48,85,626 Ordinary Shares of Rs 10.00 each, fully paid		4.88		4.88
Russell Credit Limited 59,74,54,177 Equity Shares of Rs 10.00 each, fully paid		619.29		619.29
7,54,22,400 Equity Shares of Rs. 10.00 each, Rs. 6.50 per share paid		39.22		39.22
ITC Infotech India Limited 2,52,00,000 Equity Shares of Rs. 10.00 each, fully paid		25.14		25.14
ITC Hotels Limited Nil (2004 - 2,17,74,362) Equity Shares of Rs 10.00, fully paid (2,17,74,362 Shares extinguished on amalgamation)	—		86.07	
Carried over	2.59	709.03	88.66	708.14

SCHEDULES TO THE ACCOUNTS

7. INVESTMENTS (Contd.)	As at 31st March, 2005 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2004 (Rs. in Crores) Quoted	Not Quoted
Brought forward	2.59	709.03	88.66	708.14
Landbase India Limited 40,00,000 (2004 - 28,00,000) Equity Shares of Rs 10.00 each, fully paid (12,00,000 Shares acquired during the year)		12.57		9.57
ITC Global Holdings Pte. Limited 89,99,645 Ordinary Shares of US$ 1.00 each, fully paid *		25.58		25.58
BFIL Finance Limited 2,00,00,000 Equity Shares of Rs 10.00 each, fully paid		20.00		20.00
15,00,000 – 18.5% Non-Convertible Debentures of Rs. 100.00 each, renewed at 0 %		15.00		15.00
Surya Nepal Private Limited 19,82,400 (2004 - 3,30,400) Ordinary Shares of Nepalese Rs. 100.00 each, fully paid (16,52,000 Shares received as Bonus Shares during the year)		7.05		7.05
Srinivasa Resorts Limited 1,63,20,477 Equity Shares of Rs. 10.00 each, fully paid (acquired on amalgamation)		18.53		—
Fortune Park Hotels Limited 4,50,001 Equity Shares of Rs. 10.00 each, fully paid (acquired on amalgamation)		0.45		—
Bay Islands Hotels Limited 11,875 Equity Shares of Rs. 100.00 each, fully paid (acquired on amalgamation)		0.12		—
Ansal Hotels Limited Nil (25,29,65,338 Equity Shares of Rs. 10.00 each acquired for Rs. 164.43 Crores and 1,300 Equity Shares sold during the year; 25,29,64,038 Shares extinguished on amalgamation)		—		—
C. DEPOSITS WITH OR FOR DEPOSIT WITH VARIOUS AUTHORITIES				
Government Securities (2004 - cost Rs. 1,500.00)		0.01		...
D. OTHER INVESTMENTS				
Coffee Futures Exchange India Limited 1 Equity Share of Rs. 10,000.00 each, fully paid (cost Rs. 10,000.00)		...		...
Unit Trust of India 10,00,000 Units of 1995 scheme of Rs. 10.00 each, fully paid		1.04		1.04
84,19,658 (2004 - 56,68,356) 6.75% US-64 Tax Free Bonds of Rs. 100.00 each, fully paid (27,51,302 Bonds acquired during the year)		90.39		60.87
10,00,000 Units of 6.60 % Government Guaranteed US-64 Bonds of Rs. 100.00 each, fully paid (acquired during the year)		10.55		—
APIDC - Venture Capital Fund (1990) 1,000 Units of Rs. 1,000.00 each, fully paid (net of capital returned)		0.01		0.06
Woodlands Hospital & Medical Research Centre Limited (formerly The East India Clinic Limited) 1/2% Registered Debentures, fully paid (cost Rs. 15,200.00)		...		...
5% Registered Debentures, fully paid		0.01		0.01
Tribeni Tissues Co-op. Stores Limited 200 (2004 - 900) Class 'B' Shares of Rs. 10.00 each, fully paid (700 Shares redeemed during the year) (2005 - cost Rs. 2,000.00 ; 2004 - cost Rs. 9,000.00)		...		...
Carried over	2.59	910.34	88.66	847.32

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2005 (Rs. in Crores)		As at 31st March, 2004 (Rs. in Crores)	
	Quoted	Not Quoted	Quoted	Not Quoted
7. INVESTMENTS (Contd.)				
Brought forward	2.59	910.34	88.66	847.32
Tourism Finance Corporation of India Limited 25,000 Equity Shares of Rs.10.00 each, fully paid		0.05		0.05
National Bank for Agricultural and Rural Development 50,000 5.10% Tax Free Bonds of Rs. 10,000.00 each, fully paid		50.00		50.00
75,000 5% Tax Free Bonds of Rs. 10,000.00 each, fully paid		75.45		75.45
National Housing Bank 2,500 5.25% Tax Free Bonds of Rs. 1,00,000.00 each, fully paid		25.00		25.00
Indian Railway Finance Corporation Limited 250 5.20% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		25.00		25.00
500 4.77% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		50.03		50.03
Nuclear Power Corporation Limited 220 4.75% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		22.00		22.00
Power Finance Corporation Limited 2,000 10.40% Tax Free Bonds of Rs. 1,00,000.00 each, fully paid (acquired during the year)		24.30		—
Total Long Term Investments (At cost)	2.59	1182.17	88.66	1094.85
Current				
OTHER INVESTMENTS				
ICICI Bank Limited 350 Non-Cumulative, Non-Participating, Non-Voting Preference Shares of Rs. 1,00,00,000.00 each, fully paid (acquired during the year)		120.00		—
ABN Amro Cash Fund - Institutional Daily Dividend 2,00,02,516.460 (2004 - Nil) Units of Rs. 10.00 each (3,95,61,645.860 Units purchased and 1,95,59,129.400 Units sold during the year)		20.00		—
Alliance Cash Manager - IP Daily Dividend 4,35,67,901.238 (2004 - Nil) Units of Rs. 10.00 each (40,58,15,401.936 Units purchased and 36,22,47,500.698 Units sold during the year)		43.57		—
Birla Cash Plus Institutional Plan : Dividend - Reinvestment Nil (2004 - 15,49,46,178.131) Units of Rs. 10.00 each (90,34,29,428.362 Units purchased and 1,05,83,75,606.493 Units sold during the year)		—		167.11
Birla Bond Plus Institutional Plan - Dividend - Reinvestment 95,79,369.869 (2004 - Nil) Units of Rs. 10.00 each (95,79,369.869 Units purchased during the year)		10.00		—
Birla Income Plus Institutional Plan - Dividend - Reinvestment Nil (2004 - 1,89,44,632.417) Units of Rs. 10.00 each (1,88,58,459.716 Units purchased and 3,78,03,092.133 Units sold during the year)		—		50.00
Birla Cash Plus - Instituional Premium Dividend Plan Fortnightly Dividend - Reinvestment 17,25,12,722.103 (2004 - Nil) Units of Rs. 10.00 each (17,25,12,722.103 Units purchased during the year)		173.41		—
Carried over		366.98		217.11

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2005 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2004 (Rs. in Crores) Quoted	Not Quoted
7. INVESTMENTS (Contd.)				
Current Brought forward		366.98		217.11
OTHER INVESTMENTS (Contd.)				
CANLIQUID Fund - Institutional Daily Dividend Reinvestment 8,86,47,541.248 (2004 - Nil) Units of Rs. 10.00 each (74,59,24,567.879 Units purchased and 65,72,77,026.631 Units sold during the year)		89.01		—
Chola Liquid Institutional Dividend Reinvestment Plan Nil (2004 - 1,53,03,166.192) Units of Rs. 10.00 each (16,22,28,894.424 Units purchased and 17,75,32,060.616 Units sold during the year)		—		15.30
Deutsche Floating Rate Fund Regular Plan - Weekly Dividend 5,48,66,576.853 (2004 - Nil) Units of Rs. 10.00 each (23,00,71,522.38 Units purchased and 17,52,04,945.527 Units sold during the year)		56.29		—
Deutsche Insta Cash Plus Fund - Institutional Plan - Monthly Dividend 4,59,78,567.344 (2004 - Nil) Units of Rs. 10.00 each (4,59,78,567.344 Units purchased during the year)		46.11		—
DSP Merrill Lynch Liquidity Fund Daily - Dividend Nil (2004 - 17,36,36,800.471) Units of Rs. 10.00 each (1,15,97,14,084.771 Units purchased and 1,33,33,50,885.242 Units sold during the year)		—		173.81
Grindlays Floating Rate - ST - Super Institutional Plan C - Monthly Dividend 17,37,19,169.111 (2004 - Nil) Units of Rs. 10.00 each (17,37,19,169.111 Units purchased during the year)		174.37		—
GFBD Grindlays Floating Rate - Institutional Plan B - Daily Dividend Nil (2004 - 4,52,50,914.026) Units of Rs. 10.00 each (2,09,563.517 Units purchased and 4,54,60,477.543 Units sold during the year)		—		45.57
GSQB GSSIF - Investment Plan B Institutional Plan - Quarterly Dividend Nil (2004 - 4,00,88,007.160) Units of Rs. 10.00 each (4,00,88,007.160 Units sold during the year)		—		43.00
HDFC Floating Rate Income Fund - Short Term Plan - Dividend Reinvestment 9,74,27,349.469 (2004 - Nil) Units of Rs. 10.00 each (34,18,15,646.863 Units purchased and 24,43,88,297.394 Units sold during the year)		97.77		—
HSBC Cash Fund - Institutional - Daily Dividend Nil (2004 - 16,67,93,731.696) Units of Rs. 10.00 each (63,55,95,348.634 Units purchased and 80,23,89,080.330 Units sold during the year)		—		174.09
HSBC Floating Rate Fund Short Term - Institutional Option - Daily Dividend 11,75,67,261.936 (2004 - Nil) Units of Rs. 10.00 each (31,41,91,585.781 Units purchased and 19,66,24,323.845 Units sold during the year)		117.72		—
IL&FS Liquid Account - Institutional Plan (Dividend Option) Nil (2004 - 8,70,24,043.331) Units of Rs. 10.00 each (57,57,081.849 Units purchased and 9,27,81,125.180 Units sold during the year)		—		87.02
ING Vysya Liquid Fund - Daily Dividend Option Nil (2004 - 7,50,24,462.849) Units of Rs. 10.00 each (8,69,63,027.952 Units purchased and 16,19,87,490.801 Units sold during the year)		—		80.81
Carried over		948.25		836.71

ITC Limited

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2005 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2004 (Rs. in Crores) Quoted	Not Quoted
7. INVESTMENTS (Contd.)				
Current Brought forward		**948.25**		836.71
OTHER INVESTMENTS (Contd.)				
ING Vysya Floating Rate Fund - Daily Dividend 3,62,91,931.545 (2004 - Nil) Units of Rs. 10.00 each (3,72,91,706.595 Units purchased and 9,99,775.050 Units sold during the year)		**36.30**		—
JM High Liquidity Fund Institutional Plan - Daily Dividend Nil (2004 - 17,32,62,583.906) Units of Rs. 10.00 each (20,80,31,327.174 Units purchased and 38,12,93,911.080 Units sold during the year)		—		173.26
JM High Liquidity Fund - Super Institutional Plan - Daily Dividend 15,33,65,175.620 (2004 - Nil) Units of Rs. 10.00 each (90,98,50,713.708 Units purchased and 75,64,85,538.088 Units sold during the year)		**153.62**		—
Kotak Floater Long Term - Monthly Dividend 2,49,39,148.478 (2004 - Nil) Units of Rs. 10.00 each (2,49,39,148.478 Units purchased during the year)		**25.00**		—
Kotak Floater Short Term - Monthly Dividend 9,24,78,054.919 (2004 - Nil) Units of Rs. 10.00 each (15,22,46,876.167 Units purchased and 5,97,68,821.248 Units sold during the year)		**92.51**		—
Kotak Liquid (Institutional Premium) - Daily Dividend 14,21,75,751.921 (2004 - Nil) Units of Rs. 10.00 each (47,73,69,068.156 Units purchased and 33,51,93,316.235 Units sold during the year)		**173.85**		—
Principal Cash Management Fund - Liquid Institutional Plan - Daily Dividend Plan Nil (2004 - 17,39,84,360.959) Units of Rs. 10.00 each (21,75,94,956.121 Units purchased and 39,15,79,317.080 Units sold during the year)		—		174.00
Principal Cash Management Fund Liquid Option Institutional Premium Plan - Dividend Reinvestment Daily 17,36,36,589.884 (2004 - Nil) Units of Rs. 10.00 each (21,61,34,050.036 Units purchased and 4,24,97,460.152 Units sold during the year)		**173.64**		—
Principal Floating Rate Fund SMP Institutional Option - Dividend Reinvestment Daily 4,90,24,778.765 (2004 - Nil) Units of Rs. 10.00 each (7,36,51,953.519 Units purchased and 2,46,27,174.754 Units sold during the year)		**49.03**		—
Prudential ICICI Institutional Income Plan - Dividend Quarterly Nil (2004 - 6,68,06,812.513) Units of Rs. 10.00 each (6,68,06,812.513 Units sold during the year)		—		75.00
Prudential ICICI Floating Rate Plan C - Daily Dividend 18,40,86,450.997 (2004 - Nil) Units of Rs. 10.00 each (39,86,65,992.766 Units purchased and 21,45,79,541.769 Units sold during the year)		**184.11**		—
Prudential ICICI Liquid Plan Institutional Plus - Daily Dividend Option Nil (2004 - 3,16,25,977.430) Units of Rs. 10.00 each (64,96,29,473.467 Units purchased and 68,12,55,450.897 Units sold during the year)		—		37.48
Carried over		**1836.31**		1296.45

	As at 31st March, 2005 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2004 (Rs. in Crores) Quoted	Not Quoted
7. INVESTMENTS (Contd.)				
Current Brought forward		**1836.31**		1296.45
OTHER INVESTMENTS (Contd.)				
Reliance Liquid Fund - Treasury Plan - Retail Option - Daily Dividend Option Nil (2004 - 7,89,32,788.656) Units of Rs. 10.00 each (8,58,89,783.164 Units purchased and 16,48,22,571.820 Units sold during the year)		—		120.16
SBI Magnum Institutional Income - Savings - Fortnightly Dividend 17,27,30,774.404 (2004 - Nil) Units of Rs. 10.00 each (17,27,30,774.404 Units purchased during the year)		**173.29**		—
SBI Mutual Fund Magnum Institutional Income Fund - Saving Plan - Dividend Nil (2004 - 10,84,89,659.778) Units of Rs. 10.00 each (75,28,67,221.414 Units purchased and 86,13,56,881.192 Units sold during the year)		—		108.64
Sundaram Money Fund Institutional - Dividend Reinvestment Daily 6,19,89,339.695 (2004 - Nil) Units of Rs. 10.00 each (50,33,39,714.098 Units purchased and 44,13,50,374.403 Units sold during the year)		**62.58**		—
TATA Liquid Super High Inv. Fund - Monthly Dividend 15,40,892.963 (2004 - Nil) Units of Rs. 10.00 each (15,40,892.963 Units purchased during the year)		**173.44**		—
Templeton India Treasury Management Account - Daily Dividend Reinvestment Nil (2004 - 11,48,378.963) Units of Rs. 10.00 each (17,361.657 Units purchased and 11,65,740.620 Units sold during the year)		—		173.63
Templeton Floating Rate Income Fund Short Term Plan 14,43,40,591.926 (2004 - Nil) Units of Rs. 10.00 each (27,02,35,128.939 Units purchased and 12,58,94,537.013 Units sold during the year)		**144.70**		—
Templeton India Treasury Management Account Institutional Plan 12,30,839.342 (2004 - Nil) Units of Rs. 10.00 each (49,44,785.529 Units purchased and 37,13,946.187 Units sold during the year)		**123.09**		—
UTI Bond Fund (Income) Nil (2004 - 13,63,12,856.731) Units of Rs. 10.00 each (13,63,12,856.731 Units sold during the year)		—		146.69
UTI - Floating Rate Fund - Short Term Plan (Dividend Option) 2,04,96,286.750 (2004 - Nil) Units of Rs. 10.00 each (3,04,38,621.210 Units purchased and 99,42,334.460 Units sold during the year)		**20.56**		—
UTI Liquid Cash Plan Institutional - Daily Income Option 18,14,286.769 (2004 - 5,13,293.553 Units of Rs. 1,000.00 each restated) Units of Rs. 1,000.00 each (2004 - 5,13,29,355.269 Units of Rs. 10.00 each) (13,50,677.442 Units purchased and 49,684.226 Units sold during the year)		**182.72**		51.65
Total Current Investments	—	**2716.69**	—	1897.22
Total of Quoted and Unquoted Investments		**3901.45**		3080.73
Less: Provision for Long Term Investments *		**26.77**		26.77
TOTAL OF INVESTMENTS		**3874.68**		3053.96

SCHEDULES TO THE ACCOUNTS

7. **INVESTMENTS** (Contd.)

Total Market Value of Quoted Investments : 2005 - Rs. 8.66 Crores (2004 - Rs. 285.22 Crores)

During the year, the following current investments were purchased and sold:

(1) 10,00,61,013.955 Units of ABN Amro Floating Rate Fund - Institutional Daily Dividend at cost of Rs. 100.07 Crores

(2) 61,30,30,166.420 Units of Birla Cash Plus - Institutional Premium Plan Dividend - Reinvestment at cost of Rs. 614.20 Crores

(3) 10,57,04,536.612 Units of Birla Cash Plus Retail Plan : Dividend - Reinvestment at cost of Rs. 173.03 Crores

(4) 29,26,58,239.266 Units of Birla Floating Rate Fund Short Term Plan Dividend - Reinvestment at cost of Rs. 303.51 Crores

(5) 3,98,57,304.764 Units of CANLIQUID Fund - Dividend Reinvestment at cost of Rs. 40.04 Crores

(6) 2,17,18,503.839 Units of Chola Liquid Institutional Plus - Weekly Dividend at cost of Rs. 25.03 Crores

(7) 27,82,03,459.012 Units of Deutsche Insta Cash Plus Fund - Institutional Plan - Daily Dividend Option at cost of Rs. 278.75 Crores

(8) 6,72,51,885.518 Units of Deutsche Short Maturity Fund - Weekly Dividend Plan at cost of Rs. 69.02 Crores

(9) 24,51,70,405.095 Units of DSP Merrill Lynch Floating Rate Fund Daily - Dividend at cost of Rs. 245.58 Crores

(10) 6,26,52,199.406 Units of DSP Merrill Lynch Floating Rate Weekly Dividend at cost of Rs. 62.75 Crores

(11) 3,55,19,857.478 Units of DSP Merrill Lynch Short Term Fund Weekly Dividend at cost of Rs. 36.04 Crores

(12) 7,56,356.393 Units of Grindlays Cash Fund - Institutional Plan B - Daily Dividend at cost of Rs. 0.80 Crore

(13) 1,77,89,87,847.810 Units of Grindlays Cash Fund - Super Institutional Plan C - Daily Dividend at cost of Rs. 1779.10 Crores

(14) 5,01,58,338.302 Units of Grindlays Floating Rate Fund Super Institutional Plan C - Daily Dividend at cost of Rs. 50.16 Crores

(15) 47,36,75,417.280 Units of Grindlays Floating Rate - ST - Super Institutional Plan C - Daily Dividend at cost of Rs. 473.68 Crores

(16) 2,54,34,360.755 Units of Grindlays - Short Term - Monthly Dividend at cost of Rs. 25.59 Crores

(17) 2,23,80,265.579 Units of Grindlays Short Term Plan B - Monthly Dividend at cost of Rs. 22.50 Crores

(18) 7,99,35,180.796 Units of Grindlays ST - Super Institutional Plan C - Monthly Dividend at cost of Rs. 80.16 Crores

(19) 52,03,11,450.624 Units of HDFC Cash Management Fund - Saving Plan - Daily Dividend Reinvestment at cost of Rs. 553.42 Crores

(20) 2,45,22,747.375 Units of HDFC Cash Management Saving Plus Plan - Weekly Dividend at cost of Rs. 24.59 Crores

(21) 12,51,33,694.556 Units of HDFC Floating Rate Income - Short Term Plan - Dividend Reinvestment at cost of Rs. 125.41 Crores

(22) 3,38,47,165.542 Units of HDFC Income Fund - Premium Plan - Dividend at cost of Rs. 35.00 Crores

(23) 3,36,15,157.450 Units of HDFC Income Fund - Premium Plus Plan - Dividend at cost of Rs. 35.00 Crores

(24) 36,87,72,889.247 Units of HDFC Liquid Fund - Dividend Reinvestment at cost of Rs. 435.03 Crores

(25) 1,33,55,539.814 Units of HDFC Short Term Plan - Premium Plus Dividend at cost of Rs. 14.51 Crores

(26) 9,30,70,505.848 Units of HDFC Floating Rate Income Fund - Short Term Plan - Dividend Reinvestment at cost of Rs. 93.31 Crores

(27) 99,01,63,420.621 Units of HSBC Cash Fund Institutional Plus - Daily Dividend at cost of Rs. 990.59 Crores

(28) 41,99,53,493.431 Units of ING Vysya Liquid Fund Institutional - Daily Dividend Option at cost of Rs. 420.14 Crores

(29) 10,33,74,346.306 Units of JM Floater Fund - Short Term Plan - Dividend Option at cost of Rs. 103.93 Crores

SCHEDULES TO THE ACCOUNTS

7. INVESTMENTS (Contd.)

(30) 2,67,97,237.212 Units of JM Floater Fund - Short Term Plan - Dividend Option at cost of Rs. 26.91 Crores

(31) 7,77,885.441 Units of JM Liquidity Fund - Daily Dividend at cost of Rs. 0.81 Crore

(32) 7,85,95,144.096 Units of Kotak Bond Fund IP at cost of Rs. 79.26 Crores

(33) 17,17,82,673.844 Units of Kotak Floater Short Term - Weekly Dividend at cost of Rs. 171.85 Crores

(34) 8,72,46,728.180 Units of Principal Cash Management Fund Money at Call - Dividend Reinvestment Daily at cost of Rs. 87.25 Crores

(35) 2,91,01,379.912 Units of Principal Cash Management Fund Liquid Option - IP - Dividend Reinvestment Daily at cost of Rs. 29.11 Crores

(36) 7,47,18,079.746 Units of Principal Income Fund STP IP - Dividend Reinvestment Weekly at cost of Rs. 81.69 Crores

(37) 16,93,80,425.452 Units of Prudential ICICI Floating Rate Plan - Dividend at cost of Rs. 170.26 Crores

(38) 10,37,74,931.090 Units of Prudential ICICI Floating Rate Plan - Dividend at cost of Rs. 104.35 Crores

(39) 5,06,735.398 Units of Prudential ICICI Institutional Liquid Plan - Daily Dividend Option at cost of Rs. 0.60 Crore

(40) 16,00,91,162.910 Units of Prudential ICICI Institutional Short Term Plan - DP at cost of Rs. 173.88 Crores

(41) 3,10,99,890.257 Units of Prudential ICICI Liquid Plan Institutional Plus - Daily Dividend Option at cost of Rs. 36.86 Crores

(42) 12,59,31,746.604 Units of Prudential ICICI Short Term Plan - DR at cost of Rs. 134.03 Crores

(43) 5,00,00,000 Units of Reliance Fixed Term Scheme - Series XV - Monthly Plan Dividend Option at cost of Rs. 50.00 Crores

(44) 19,75,71,469.518 Units of Reliance Short Term Fund - Floater Plan - Dividend Plan at cost of Rs. 198.38 Crores

(45) 2,32,78,608.184 Units of Reliance Short Term Fund - Retail Plan - Dividend Plan at cost of Rs. 23.75 Crores

(46) 38,21,12,364.316 Units of RFL - Treasury Plan - Institutional Option - Daily Dividend Option at cost of Rs. 583.73 Crores

(47) 4,88,03,394.329 Units of SBI Magnum Income Fund Floating Rate Short Term Plan - Weekly Dividend at cost of Rs. 49.63 Crores

(48) 4,86,86,928.297 Units of SBI Magnum Income Fund Floating Rate Short Term Plan at cost of Rs. 49.50 Crores

(49) 3,30,59,129.864 Units of SBI Magnum Income Fund Floating Rate Short Term Plan - Weekly Dividend at cost of Rs. 33.61 Crores

(50) 4,64,62,015.965 Units of SBI Magnum Insta Cash Dividend Plan at cost of Rs. 48.97 Crores

(51) 59,13,75,278.146 Units of SBI Magnum Institutional Income Savings - Dividend at cost of Rs. 593.30 Crores

(52) 25,08,03,845.317 Units of Sundaram Money Fund - Dividend Reinvest Daily at cost of Rs. 253.16 Crores

(53) 6,22,97,985.989 Units of TATA Floating Rate Fund Short Term - Income / Bonus at cost of Rs. 62.39 Crores

(54) 17,65,17,466.436 Units of TATA Floating Rate Short Term Institutional Plan - Daily Dividend at cost of Rs. 176.70 Crores

(55) 1,10,23,120.079 Units of TATA Liquid Super High Investment Fund - Daily Dividend at cost of Rs. 1226.32 Crores

(56) 30,12,12,796.601 Units of Templeton Floating Rate Income Fund Short Term Plan at cost of Rs. 301.36 Crores

(57) 5,22,42,513.955 Units of Templeton Floating Rate Income Fund Short Term Plan at cost of Rs. 52.30 Crores

(58) 10,21,04,561.986 Units of Templeton India Liquid Fund at cost of Rs. 102.10 Crores

(59) 9,79,177.188 Units of Templeton India Short Term Income Plan Weekly - Dividend at cost of Rs. 106.74 Crores

(60) 4,40,56,238.747 Units of UTI Bond Fund Income IP at cost of Rs. 46.00 Crores

(61) 99,20,628.669 Units of UTI Liquid - Short Term Plan - Income Option at cost of Rs. 10.02 Crores

(62) 99,40,256.149 Units of UTI Liquid Cash Plan Institutional - Daily Income Option at cost of Rs. 10.01 Crores

SCHEDULES TO THE ACCOUNTS

		As at 31st March, 2005 (Rs. in Crores)	As at 31st March, 2004 (Rs. in Crores)
8. INVENTORIES			
Stores and Spare Parts		**92.30**	84.94
Raw Materials		**1195.11**	808.75
Intermediates – Tissue Paper and Paper Board		**38.81**	35.07
Stock in Process		**21.31**	16.21
Finished Goods		**655.46**	589.24
		2002.99	1534.21
9. SUNDRY DEBTORS			
Over 6 months old			
Good and Secured		**2.50**	2.01
Good and Unsecured	– From Subsidiaries	**0.07**	0.04
	– From Others	**43.55**	17.27
Doubtful and Unsecured	– From Subsidiaries	**0.11**	0.11
	– From Others	**20.24**	19.76
Other Debts			
Good and Secured *		**199.40**	9.95
Good and Unsecured	– From Subsidiaries	**3.43**	3.08
	– From Others *	**288.71**	209.76
		558.01	261.98
Less : Provision for Doubtful Debts		**20.35**	19.87
		537.66	242.11
Less : Deposits from normal Trade Debtors – Contra		**9.90**	11.96
		527.76	230.15

* Includes amounts receivable on liquidation of legacy assets acquired as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997, Rs. 216.95 Crores (2004 - Rs. Nil) including Rs. 161.54 Crores (2004 - Rs. Nil) not due within one year.

	As at 31st March, 2005 (Rs. in Crores)	As at 31st March, 2004 (Rs. in Crores)
10. CASH AND BANK BALANCES		
With Scheduled Banks		
On Current Accounts etc.	**39.35**	21.32
On Deposit Accounts	**3.21**	—
With Other Banks *	...	...
Cash and Cheques on hand	**13.10**	12.72
	55.66	34.04

Rs. 0.05 Crore (2004 – Rs. 0.05 Crore) on deposit in Karachi–Blocked Account considered doubtful, fully provided.

* Includes on Current Account Rs. 12,720/- (2004 – Rs. 14,522/-) with Post Office Savings Bank and maximum amount outstanding at any time during the year was Rs. 14,522/- (2004 - Rs. 14,522/-).

	As at 31st March, 2005 (Rs. in Crores)	As at 31st March, 2004 (Rs. in Crores)
11. OTHER CURRENT ASSETS		
Good and partially secured		
Deposit towards Property Options *	**42.19**	311.20
Good and Unsecured		
Deposits with Government, Public Bodies and Others @	**92.38**	436.08
Interest accrued on Loans, Advances etc.	**0.60**	27.28
Interest accrued on Investments	**7.35**	6.03
Dividend Receivable	—	2.73
Fixed Assets held for sale (at lower of cost and estimated realisable value)	—	33.86 **
Doubtful and Unsecured		
Deposits with Government, Public Bodies and Others	**1.38**	1.38
	143.90	818.56
Less : Provision for Doubtful Deposits	**1.38**	1.38
	142.52	817.18

* Rs. Nil (2004 – Rs. 147.80 Crores) secured against equitable mortgage of land.

@ Deposit with subsidiary companies Rs. 2.56 Crores (2004 – Rs. 2.56 Crores).

** Represents amount receivable consequent to an Arbitration settlement in respect of these assets. The difference between the book value and this value has been fully provided for in these Accounts in the previous year.

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2005 (Rs. in Crores)	As at 31st March, 2004 (Rs. in Crores)
12. LOANS AND ADVANCES		
Good and Secured		
Loans to Subsidiaries	**28.00**	20.25
Loans to Others	**—**	147.00
Advances with Subsidiaries *	**55.25**	59.25
Good and Unsecured		
Loans to Subsidiaries	**148.73**	131.09
Loans to Others **	**29.18**	26.21
Advances recoverable in cash or in kind or for value to be received *	**202.11**	195.35
Advances with Government and Public Bodies	**343.75**	285.52
Advances with Subsidiaries *	**3.34**	5.10
Doubtful and Unsecured		
Loans	**3.63**	4.00
Advances recoverable in cash or in kind or for value to be received	**8.43**	9.02
Advances with Government and Public Bodies	**0.55**	0.55
	822.97	883.34
Less : Provision for Doubtful Loans and Advances	**12.61**	13.57
	810.36	869.77

Loans to Subsidiaries comprise of :

- Interest free loans to wholly owned subsidiaries :
  - ITC Infotech India Limited Rs. 111.49 Crores (2004 - Rs. 93.85 Crores)
    (The maximum outstanding during the year was Rs. 114.84 Crores; 2004 - Rs. 93.85 Crores).
  - BFIL Finance Limited Rs. 37.24 Crores (2004 - Rs. 37.24 Crores)
    (The maximum outstanding during the year was Rs. 37.24 Crores; 2004 - Rs. 37.24 Crores).
  - Landbase India Limited Rs. 28.00 Crores (2004, not a wholly owned subsidiary and not interest free - Rs. 20.25 Crores)
    (The maximum outstanding during the year was Rs. 28.00 Crores; 2004 - Rs. 20.25 Crores).
    Landbase India Limited became a wholly owned subsdiary on 26.05.2004.
- Loans to Others include :
  - Ansal Hotels Limited, an associate, Rs. Nil (2004 - Rs. 147.00 Crores)
    (The maximum outstanding during the previous year was Rs. 147.00 Crores)
    Included Rs. 140.00 Crores repayable in 28 quarterly instalments ending 27.12.2009
    with an initial moratorium of two years. Ansal Hotels Limited has been amalgamated
    with the Company [see Schedule 19 (i)].

* Includes Capital Advances of Rs. 83.52 Crores (2004 – Rs. 122.15 Crores).

** Includes Loans and Advances to Directors and to Company Secretary – Rs. 1.19 Crores (2004 – Rs. 1.53 Crores).
The maximum indebtedness during the year was Rs. 1.55 Crores (2004 – Rs. 1.57 Crores).

SCHEDULES TO THE ACCOUNTS

		As at 31st March, 2005 (Rs. in Crores)		As at 31st March, 2004 (Rs. in Crores)
13. LIABILITIES				
Acceptances			**3.01**	2.02
Sundry Creditors *				
Total outstanding dues of small scale industrial undertakings			**4.18**	2.21
Total outstanding dues of creditors other than small scale industrial undertakings **			**1887.84**	2802.10
Sundry Deposits ***			**22.97**	40.76
Unclaimed Dividend			**16.50**	13.91
Interest Accrued but not due on Loans			**1.04**	0.79
			1935.54	2861.79
Less : Deposits from normal Trade Debtors – Contra			**9.90**	11.96
			1925.64	2849.83

There is no amount due and outstanding to be credited to Investor Education and Protection Fund. For this purpose an amount of Rs. 0.30 Crore (2004 - Rs. 0.30 Crore) maintained with a bank has not been considered on account of a pending legal dispute for which the Company has filed a suit.

* Includes amounts due to Subsidiary Companies Rs. 12.16 Crores (2004 - Rs. 18.90 Crores).

** Includes amounts payable on acquisition of the Paperboards business Rs. 155.33 Crores (2004 - Rs. 194.16 Crores), including Rs. 116.50 Crores (2004 - Rs. 155.33 Crores) not due within one year.

*** Includes deposits from Subsidiary Company Rs. Nil (2004 - Rs. 20.25 Crores).

14. PROVISIONS	2005	2004
Taxation (net of advance payment)	**151.42**	55.71
Provision for Retirement Benefits	**25.06**	18.34
Provision for Subsidiary	**50.00**	50.00
Proposed Dividend	**773.25**	495.36
Income Tax on Proposed Dividend	**108.45**	63.47
	1108.18	682.88

15. OTHER INCOME		For the year ended 31st March, 2005 (Rs. in Crores)		For the year ended 31st March, 2004 (Rs. in Crores)	
Miscellaneous Income			**57.59**		30.57
Licence Fees			**0.89**		0.11
Doubtful Debts, Claims and Advances – previous years			**1.87**		0.43
Gain on Exchange – Net			**5.61**		18.41
Income from Long Term Investments	– Trade	**0.25**		3.22	
	– Subsidiary	**26.61**		17.93	
	– Others	**19.18**	**46.04**	6.13	27.28
Income from Current Investments	– Others		**100.72**		78.16
Interest on Loans and Deposits etc.			**7.70**		60.67
Liability no longer required Written Back			**15.39**		9.25
			235.81		224.88

The Income from Investments and Interest are stated Gross, the amount of Income Tax deducted is Rs. 0.79 Crore (2004 – Rs. 6.85 Crores).

SCHEDULES TO THE ACCOUNTS

	For the year ended 31st March, 2005 (Rs. in Crores)		For the year ended 31st March, 2004 (Rs. in Crores)	
16. RAW MATERIALS ETC.				
(a) RAW MATERIALS CONSUMED				
Opening Stock *	809.74		784.69	
Purchases	2409.32		2040.52	
	3219.06		2825.21	
Less : Closing Stock	1195.11	2023.95	808.75	2016.46
(b) PURCHASES AND CONTRACT MANUFACTURING CHARGES				
Cigarettes	20.42		13.90	
Agri Products	569.01		349.35	
Other Goods	219.42		190.51	
Packing Materials	17.93	826.78	11.63	565.39
(c) (INCREASE)/DECREASE IN FINISHED GOODS, INTERMEDIATES, STOCK IN PROCESS				
Opening Stock				
Cigarettes	299.53		214.22	
Smoking Tobacco	0.32		0.44	
Printed Materials	2.04		1.15	
Agri Products	135.00		48.00	
Paper – Specialty Paper	6.74		5.53	
Paperboards and Paper	28.74		27.00	
Other Goods **	114.38		47.50	
Packing Materials	2.52		4.48	
Intermediates – Tissue Paper and Paperboards	35.07		22.28	
Stock in Process	16.21		17.49	
	640.55		388.09	
Closing Stock				
Cigarettes	345.38		299.53	
Smoking Tobacco	0.33		0.32	
Printed Materials	2.32		2.04	
Agri Products	147.14		135.00	
Paper – Specialty Paper	7.70		6.74	
Paperboards and Paper	44.52		28.74	
Other Goods	98.95		114.35	
Packing Materials	9.12		2.52	
Intermediates – Tissue Paper and Paperboards	38.81		35.07	
Stock in Process	21.31		16.21	
	715.58	(75.03)	640.52	(252.43)
Total		2775.70		2329.42
Less : Waste Material Sales		10.66		4.62
		2765.04		2324.80
Excise Duties etc. on Increase/(Decrease) of Finished Goods		44.51		62.98
		2809.55		2387.78
Less: One time cost relating to write down of inventories considered as exceptional item [see Schedule 19(ii)(c)]		40.00		—
		2769.55		2387.78

* Includes Raw Material Rs. 0.99 Crore,

** Includes Other Goods Rs. 0.03 Crore,

taken over consequent to Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company [see Schedule 19(i)].

SCHEDULES TO THE ACCOUNTS

17. MANUFACTURING, SELLING ETC. EXPENSES	For the year ended 31st March, 2005 (Rs. in Crores)		For the year ended 31st March, 2004 (Rs. in Crores)	
Salaries/Wages and Bonus	349.86		271.17	
Contribution to Provident and Other Funds	68.00		69.64	
Workmen and Staff Welfare Expenses	53.13		35.82	
Reimbursement of contractual remuneration	—		39.85	
	470.99		416.48	
Less: Recoveries	3.73	467.26	—	416.48
Consumption of Stores and Spare Parts		118.49		101.52
Power and Fuel		218.54		158.57
Rent		58.92		33.81
Rates and Taxes		34.03		21.34
Insurance		39.20		33.29
Repairs				
– Buildings		26.22		20.98
– Machinery		43.29		29.93
– Others		15.66		14.01
Outward Freight and Handling Charges		260.97		198.00
Advertising/Sales Promotion – Net		220.53		265.72
Market Research		28.99		27.85
Doubtful and Bad Debts		2.63		0.69
Doubtful and Bad Advances, Deposits etc.		0.47		0.31
Information Technology Services		51.07		39.13
Travelling and Conveyance		98.07		82.63
Training		10.27		6.12
Legal Expenses		10.51		12.01
Postage, Telephone, Telex, etc.		22.87		18.88
Brokerage and Discount – Sales		3.98		2.64
Brokerage and Discount – Others		0.55		2.89
Commission to Selling Agents		17.75		17.73
Loss on Sale of Current Investments – Net		0.34		1.36
Bank Charges		3.05		4.99
Investments written off		0.05		—
Interest etc. Paid – Debenture, Term Loans and Fixed Deposits	0.01		0.11	
– Others [also see Schedule 19(ii)(a)]	47.74		29.08	
Less : Interest Received on Trading Debts, Deposits with Government Bodies etc.	5.32	42.43	4.40	24.79
Miscellaneous Expenses		339.02		206.01
Fixed Assets and Stores Discarded – Net		11.08		13.50
		2146.24		1755.18
Deduct : Transfers to Fixed Assets etc. Accounts		26.47		8.32
		2119.77		1746.86
Miscellaneous Expenses include :				
(1) Contribution to Chief Minister's Relief Fund		0.05		—
(2) Contribution to Prime Minister's Relief Fund		3.00		—
(3) Donation to Political parties [see Schedule 19 (xi)]		4.62		—
(4) Auditors' Remuneration (including service tax) and Expenses :				
Audit Fees		0.99		0.91
Tax Audit Fees		0.23		0.23
Fees for Limited Review		0.36		0.36
Fees for Other Services		0.45		0.33
Reimbursement of Expenses		0.11		0.09
(5) Remuneration and Expenses of Auditors of erstwhile ITC HL and AHL:				
Fees for audit of the erstwhile ITC HL and AHL		0.19		—
Fees for Other Services		0.05		—
Reimbursement of Expenses		0.04		—
(6) Cost Auditors' Fee		0.03		0.03
(7) Consultancy/Professional Fees		39.06		47.26
(8) On Contract Settlements in Commodity Exchanges – Net		—		7.66

Interest received on Trading Debts, Deposits with Govt. Bodies etc. is stated Gross, the amount of Income Tax deducted is Rs. 0.68 Crore (2004 - Rs. 0.43 Crore).

SCHEDULES TO THE ACCOUNTS

	For the year ended 31st March, 2005 (Rs. in Crores)	For the year ended 31st March, 2004 (Rs. in Crores)
18. PROVISION FOR TAXATION		
Income Tax for the year :		
Current Tax	879.46	853.79
Deferred Tax	48.10	(92.80)
	927.56	760.99
Less : Adjustments related to previous years – Net		
Current Tax	73.96	151.74
Deferred Tax	17.60	(116.96)
	91.56	34.78
	836.00	726.21

19. NOTES TO THE ACCOUNTS

(i) Amalgamation of erstwhile ITC Hotels Limited and Ansal Hotels Limited with the Company :

(a) In accordance with the Scheme of Amalgamation of ITC Hotels Limited (ITC HL) and Ansal Hotels Limited (AHL) with the Company as approved by the members at a meeting convened by the Hon'ble High Court at Calcutta held on 19th November, 2004, and subsequently sanctioned by the Hon'ble High Courts at Calcutta and Delhi on 24th January, 2005 and 2nd February, 2005, respectively, the assets and liabilities of ITC HL and AHL were transferred to and vested in the Company with effect from 1st April, 2004. The Scheme has accordingly been given effect to in these accounts.

(b) The business of ITC HL and AHL was hoteliering.

(c) The Amalgamation has been accounted for under the 'pooling of interests' method as prescribed by Accounting Standard 14 - Accounting for Amalgamations issued by the Institute of Chartered Accountants of India. Accordingly, the assets, liabilities and reserves of ITC HL and AHL as at 1st April, 2004 have been taken over at their book values subject to adjustments as specified in the Scheme of Amalgamation. Accordingly, Rs. 1.82 Crores has been debited to the General Reserve taken over, and Rs. 88.54 Crores has been debited to the Share Premium Account being the unamortised discount on the issue of share of AHL. Further, earlier unrecognised deferred tax assets of Rs. 18.73 Crores on carry forward of business losses of AHL have been recognised as an adjustment to revenue reserves pursuant to Accounting Standard 22 – Accounting for Taxes on Income – read with Accounting Standard Interpretation 11 issued by the Institute of Chartered Accountants of India.

(d) As per the Scheme of Amalgamation, 2,17,74,362 Equity Shares of Rs. 10/- each of ITC HL held by the Company and 28,02,43,348 Equity Shares of Rs. 10/- each of AHL held by the Company and ITC HL [including 25,29,64,038 shares (net of 1,300 shares sold) allotted to the Company during the year], stand cancelled.

(e) Pursuant to the Scheme of Amalgamation, and after considering the cancellation of shares held in ITC HL and AHL by the Company and ITC HL, 10,11,858 Ordinary Shares of Rs. 10/- each of the Company are to be issued to the shareholders of ITC HL in the ratio of 3 (three) fully paid-up Ordinary Shares of the Company for every 25 (twenty-five) fully paid-up Equity Shares of Rs. 10/- each held in ITC HL and 2,00,889 Ordinary Shares of Rs. 10/- each of the Company are to be issued to the shareholders of AHL in the ratio of 1 (one) fully paid up Ordinary Share of the Company for every 150 (one hundred and fifty) fully paid up Equity Shares of Rs. 10/- each held in AHL. Notices have been given to the Stock Exchanges where the Company's Ordinary Shares are listed fixing 18th April, 2005 as the Record Date for this purpose. Pending allotment, an amount of Rs. 1.21 Crores has been included in the Share Capital Suspense Account as at 31st March, 2005 (Schedule 1A).

(f) In view of the aforesaid amalgamation with effect from 1st April, 2004, the figures for the current year are not comparable to those of the previous year.

(ii) Exceptional items comprise of

	(Rs. in Crores)
(a) Provision for taxes and interest thereon on cigarettes and smoking mixtures reversed in view of favourable Court verdict in January 2005 (including Rs. 243.57 Crores relating to the period April to December 2004)	1365.64
(b) Settlement of Excise claims for the period March 1, 1983 to February 28, 1987 in terms of the Deed of Settlement	(350.00)
(c) One time cost relating to write down of inventories and restructuring of employees' compensation arrangements	(92.70)
(d) Excess of cost over fair value of Current Investment in preference shares of ICICI Bank Limited, originally subscribed to by a wholly-owned subsidiary at the time of disengagement from, and restructuring of, the financial services business	(230.88)
Items (a) to (c) relate to FMCG Businesses	
Total (2004 Rs. Nil)	**692.06**
Income Tax thereon :	
Current Tax	78.50
Deferred Tax	259.23
Exceptional Items (Net of Tax)	**354.33**

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(iii) Exchange difference in respect of forward exchange contracts to be recognised in the profit and loss account or capitalised in the subsequent accounting period amounts to Rs. 0.15 Crore (2004 – Rs. 0.04 Crore - credit).

(iv) (a) Claims against the Company not acknowledged as debts Rs. 92.97 Crores (2004 – Rs. 171.07 Crores). These comprise:

- Excise Duty, Sales Taxes and Indirect Taxes claims disputed by the Company relating to issues of applicability and classification aggregating Rs. 27.60 Crores (2004 – Rs. 41.83 Crores).
- Local Authority Taxes/Cess/Royalty on property, utilities, etc. claims disputed by the Company relating to issues of applicability and determination aggregating Rs. 25.12 Crores (2004 – Rs. 15.73 Crores).
- Third party claims arising from disputes relating to contracts aggregating Rs. 39.20 Crores (2004 – Rs. 112.29 Crores).
- Other matters Rs. 1.05 Crores (2004 – Rs. 1.22 Crores).

(b) Guarantees and Counter Guarantees outstanding
- Excise Rs. 28.28 Crores (2004 – Rs. 5.02 Crores).
- Others Rs. 67.35 Crores (2004 – Rs. 55.60 Crores).

(c) Uncalled liability on shares partly paid Rs. 26.40 Crores (2004 – Rs. 26.40 Crores).

(v) Earnings per share

		2005	2004
	Earnings per share has been computed as under :		
(a)	Profit after Taxation before Exceptional items (Rs. Crores)	**1837.07**	1592.85
(b)	Profit after Taxation (Rs. Crores)	**2191.40**	1592.85
(c)	Weighted average number of Ordinary Shares outstanding	**24,79,08,818**	24,75,50,023
(d)	Number of Shares in Share Capital Suspense	**12,12,747**	—
(e)	Total (c) + (d)	**24,91,21,565**	24,75,50,023
(f)	Effect of potential ordinary shares on Employee Stock Options outstanding	**7,61,021**	4,82,056
(g)	Weighted average number of ordinary shares in computing diluted earnings per share [(e) + (f)]	**24,98,82,586**	24,80,32,079
(h)	Earnings per share on profit after taxation before exceptional items (Face Value Rs. 10/- per share)		
	- Basic [(a) / (e)]	**Rs. 73.74**	Rs. 64.34
	- Diluted [(a) / (g)]	**Rs. 73.52**	Rs. 64.22
(i)	Earnings per share on profit after taxation (Face Value Rs. 10/- per share)		
	- Basic [(b) / (e)]	**Rs. 87.97**	Rs. 64.34
	- Diluted [(b) / (g)]	**Rs. 87.70**	Rs. 64.22

(vi) The status on excise matters which is treated as an annexure to these accounts are as outlined in this year's Report of the Directors & Management Discussion and Analysis under the Excise section. In the opinion of the Directors, the Company does not accept any further liability.

(vii) Research and Development expenses for the year amount to Rs. 25.05 Crores (2004 – Rs. 23.75 Crores).

(viii) Retirement Benefits in respect of Pension, Gratuity etc. are provided for based on Actuarial Valuations as at the Balance Sheet date.

(ix) The names of small scale industrial undertakings to whom the Company owes sums outstanding for more than 30 days as at the Balance Sheet date are Kingslay Industries, Industrial Associates, Perfect Industrial Enterprise, Penguin Plastics, Khaitan Paper & Packaging, Industrial Appliances & Technologies, Ruchira Packaging Products, Tulsyan Enterprise (P) Limited, Nondestructive Test Appliances Private Limited.

(x) The Company's significant leasing arrangements are in respect of operating leases for premises (residential, office, stores, godowns etc.). These leasing arrangements which are not non-cancellable range between 11 months and 9 years generally, or longer, and are usually renewable by mutual consent on mutually agreeable terms. The aggregate lease rentals payable are charged as Rent under Schedule 17.

(xi) Donations, determined on an equitable basis by the Board,were made to political parties during the year as follows :

All India Anna Dravida Munnetra Kazhagam – Rs. 0.06 Crore; All India Trinamool Congress – Rs. 0.04 Crore; Bahujan Samaj Party – Rs. 0.19 Crore; Bharatiya Janata Party – Rs. 1.37 Crores; Biju Janata Dal – Rs. 0.11 Crore; Dravida Munnetra Kazhagam – Rs. 0.16 Crore; Indian National Congress – Rs. 1.44 Crores; Indian National Lok Dal – Rs. 0.03 Crore; Jammu & Kashmir National Conference – Rs. 0.03 Crore; Nationalist Congress Party – Rs. 0.09 Crore; Samajwadi Party – Rs. 0.36 Crore; Shiv Sena – Rs. 0.12 Crore; Telegu Desam Party – Rs. 0.15 Crore; Janata Dal (United) – Rs. 0.08 Crore; Jharkhand Mukti Morcha – Rs. 0.05 Crore; Rashtriya Janata Dal – Rs. 0.21 Crore; Shiromani Akali Dal – Rs. 0.08 Crore; Telangana Rashtra Samithi – Rs. 0.05 Crore.

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(xii) Interests in Joint Ventures :

The Company's interest, as a venturer, in jointly controlled entities (Incorporated Joint Ventures) is :

Name	Country of Incorporation	**Percentage of ownership interests as at 31st March, 2005**	Percentage of ownership interests as at 31st March, 2004
King Maker Marketing Inc., USA (KMM)	USA	**50**	50
Maharaja Heritage Resorts Limited	India	**50***	—

* Consequent to amalgamation of ITC Hotels Limited with the Company [see Schedule 19(i)].

The financial statements of KMM, for the previous year, were drawn upto 31st January, 2004. In view of the change in KMM's financial year for statutory purposes, the results for the period included below are for the period February 2004 to March 2005.

The Company's interest in these Joint Ventures is reported as Long Term Investments (Schedule - 7) and stated at cost. However, the Company's share of each of the assets, liabilities, income and expenses, etc. (each without elimination of the effect of transactions between the Company and the joint venture) related to its interests in these Joint Ventures are:

		As at 31st March, 2005 (Rs. in Crores)	As at 31st March, 2004 (Rs. in Crores)
I.	**ASSETS**		
1.	Fixed Assets	**0.34**	0.19
2.	Current Assets, Loans and Advances		
	a) Inventories	**8.19**	10.89
	b) Sundry Debtors	**0.90**	1.54
	c) Cash and Bank Balances	**20.91**	14.14
	d) Other Current Assets	**0.60**	0.95
	e) Loans and Advances	**0.06**	—
3.	Deferred Tax-Net	**1.02**	1.11
II.	**LIABILITIES**		
1.	Secured Loans	**0.06**	—
2.	Current Liabilities and Provisions		
	a) Liabilities	**24.24**	23.35
	b) Provisions	**0.38**	0.23

		For the year ended 31st March, 2005 (Rs. in Crores)	For the year ended 31st March, 2004 (Rs. in Crores)
III.	**INCOME**		
1.	Sales	**80.85**	61.88
2.	Other Income	**0.68**	0.82
IV.	**EXPENSES**		
1.	Raw Materials etc.	**20.56**	13.46
2.	Excise Duties and Taxes on Sales of Products and Services	**33.32**	30.56
3.	Manufacturing, Selling etc. Expenses	**23.78**	17.99
4.	Depreciation	**0.06**	0.10
5.	Provision for Taxation	**1.57**	0.70

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

	For the year ended 31st March, 2005 (Rs. in Crores)	For the year ended 31st March, 2004 (Rs. in Crores)
(xiii) DIRECTORS' REMUNERATION		
Salaries	**2.79**	2.13
Performance Bonus to Wholetime Directors	**2.21**	1.28
Other Benefits	**0.56**	0.49
Commission, etc. to Non-Wholetime Directors	**0.32**	0.36
Directors' Fees	**0.12**	0.09
	6.00	4.35

The above excludes contribution to the approved group pension and gratuity funds which are actuarially determined on an overall basis.

Computation of Net Profit and Directors' Commission

	2005	2005	2004	2004
Profit before Taxation and Exceptional items		**2673.07**		2319.06
Add :				
Directors' Remuneration	**6.00**		4.35	
Wealth Tax - Net	**0.94**		0.38	
Depreciation	**312.87**		241.62	
Exceptional items [see Schedule 19(ii)]	**692.06**	**1011.87**	—	246.35
		3684.94		2565.41
Less :				
Depreciation under Section 350 of the Companies Act, 1956	**318.42**		247.17	
Adjusted loss on sale of fixed assets - Net	**16.92**	**335.34**	—	247.17
Profit for the purpose of Directors' Commission		**3349.60**		2318.24
Non-Wholetime Directors' Commission @ 1%		**33.49**		23.18
Payable for the year		**0.32**		0.36

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(xiv) ADDITIONAL INFORMATION PURSUANT TO THE PROVISIONS OF PARAGRAPHS 3, 4C AND 4D OF PART II OF SCHEDULE VI OF THE COMPANIES ACT, 1956.

(A) Licensed and Installed Capacity and Actual Production

Class of Goods	Unit of Quantity	CAPACITY				PRODUCTION	
		Registered/Licensed (a)		Installed			
		2005	2004	**2005**	2004	**2005**	2004
Cigarettes	Million	**1,23,547 (b)**	1,23,547 (b)	**94,597**	87,268	**55,641**	55,551
Smoking Tobacco	Tonne	**N.A.**	N.A.	**N.A.**	N.A.	**72**	79
Printing/Packaging (Tiruvottiyur)	Tonne	**12,600**	12,600	**16,175**	16,175	**20,916 (c)**	16,168 (c)
Printing (Munger)	Million Standard Sheet Impression	**385**	385	**482**	482	**85 (c)**	86 (c)
Redried Tobacco	Tonne	**N.A.**	N.A.	**N.A.**	N.A.	**96,432 (c)**	79,226 (c)
Pulp	Tonne	**N.A.**	N.A.	**1,00,000**	1,00,000	**95,672 (c)**	89,103 (c)
Paperboards and Paper	Tonne	**N.A.**	N.A.	**3,52,500**	2,77,500	**3,08,962 (c)**	2,34,663 (c)

a) The "Registered/Licensed Capacity" is exclusive of additional capacity of 25% permissible under the policy of the Government of India.

b) Registered / Licensed capacity including as approved by Letters of Intent.

c) Includes production meant for internal consumption.

N.A. - Not Applicable

(B) Particulars in respect of Sales *

	Unit of Quantity	QUANTITY		VALUE (Rs. in Crores)	
		2005	2004	**2005**	2004
Cigarettes	Million	**69,998**	65,387	**9,996.39**	9,223.60
Smoking Tobacco	Tonne	**73**	77	**5.94**	6.44
Printed Materials	Tonne	**7,939**	5,892	**75.93**	59.05
Agri Products					
- Unmanufactured Tobacco	Tonne	**35,932**	35,012	**273.76**	259.30
- Soya Extraction	Tonne	**1,96,134**	2,82,041	**216.55**	315.88
- Soya Oil	Tonne	**37,605**	78,067	**138.08**	306.41
- Soya Seeds	Tonne	**65,796**	53,136	**90.55**	75.26
- Rice	Tonne	**1,11,813**	1,04,973	**122.33**	83.13
- Wheat	Tonne	**1,27,315**	33,274	**102.55**	26.71
- Others				**185.90**	147.23
Marine Products	Tonne	**1,823**	1,541	**77.44**	69.66
Specialty Paper	Tonne	**20,000**	17,212	**135.00**	118.81
Paperboards and Paper	Tonne	**2,36,920**	1,69,582	**765.88**	554.64
Branded Packaged Foods (Staples, Biscuits and Confectionery)	Tonne	**2,07,547**	83,461	**357.21**	136.50
Hotel Sales/Income from Services				**573.02**	254.49
Others (Branded Garments, Greeting Cards, Ready to Eat Foods etc.)				**233.05**	177.93
				13,349.58	11,815.04

* Net of Sales Returns and Damaged Stocks etc.

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

	Unit of Quantity	Quantity 2005	Quantity 2004	Value (Rs. in Crores) 2005	Value (Rs. in Crores) 2004
(C) Details of Finished Goods					
(i) Opening Stock					
Cigarettes	Million	3,299	2,374	299.53	214.22
Smoking Tobacco	Tonne	7	8	0.32	0.44
Printed Materials	Tonne	367	240	2.04	1.15
Agri Products					
- Soya Extraction	Tonne	59,867	5,891	64.91	5.23
- Soya Oil	Tonne	3,513	771	14.99	2.50
- Rice	Tonne	161	16,372	0.17	11.03
- Wheat	Tonne	22,225	12,838	16.08	10.45
- Others				38.85	18.79
Specialty Paper	Tonne	1,267	814	6.74	5.53
Paperboards and Paper	Tonne	9,900	8,276	28.74	27.00
Branded Packaged Foods (Staples, Biscuits and Confectionery)	Tonne	7,888	446	10.52	1.27
Other Goods *				103.86	46.23
Packing Materials				2.52	4.48
				589.27	348.32
(ii) Closing Stock					
Cigarettes	Million	3,524	3,299	345.38	299.53
Smoking Tobacco	Tonne	5	7	0.33	0.32
Printed Materials	Tonne	419	367	2.32	2.04
Agri Products					
- Soya Extraction	Tonne	9,054	59,867	8.67	64.91
- Soya Oil	Tonne	1,284	3,513	4.82	14.99
- Rice	Tonne	80,058	161	75.23	0.17
- Wheat	Tonne	3,116	22,225	3.51	16.08
- Others				54.91	38.85
Specialty Paper	Tonne	1,218	1,267	7.70	6.74
Paperboards and Paper	Tonne	14,968	9,900	44.52	28.74
Branded Packaged Foods (Staples, Biscuits and Confectionery)	Tonne	17,999	7,888	20.93	10.52
Other Goods				78.02	103.86
Packing Materials				9.12	2.52
				655.46	589.24
(iii) Purchases and Contract Manufacturing Charges					
Cigarettes	Million	14,631	10,858	20.42	13.90
Agri Products					
- Soya Extraction	Tonne	1,46,980	3,41,004	33.67	52.04
- Soya Oil	Tonne	36,700	82,145	27.66	45.19
- Rice	Tonne	1,91,949	89,411	182.47	62.45
- Wheat	Tonne	2,53,432	1,06,877	178.45	74.58
- Others				146.76	115.09
Branded Packaged Foods (Staples, Biscuits and Confectionery)	Tonne	2,20,225	90,968	71.79	29.65
Other Goods				147.63	160.86
Packing Materials				17.93	11.63
				826.78	565.39

* Includes Rs. 0.03 Crore taken over consequent to Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company [see Schedule 19(i)]

(D) Details of Raw Materials Consumed during the year *	Unit of Quantity	Quantity 2005	Quantity 2004	Value 2005	Value 2004
Unmanufactured Tobacco	Tonne	1,06,373	1,00,439	493.01	484.60
Waste Paper and Pulp	Tonne	1,91,739	1,26,048	268.68	175.03
Hardwood and Bamboo	BDT**	2,63,283	2,49,990	89.36	75.40
Soya Seeds	Tonne	2,13,584	4,20,309	287.31	585.47
Other Agri Products	Tonne	12,816	16,657	31.67	45.90
Board	Tonne	9,016	10,982	80.26	96.79
Filter Rods	Million	9,414	8,784	97.02	92.58
Aluminium Foil/Metallised Paper	Bobbin	6,11,779	5,80,190	42.77	40.61
BOPP/Viscose Film	Tonne	1,749	1,661	30.71	26.67
Wheat Flour	Tonne	26,468	5,597	25.98	5.73
Sugar	Tonne	10,371	2,180	17.33	2.97
Hydrogenated Vegetable Oil	Tonne	4,690	1,069	20.64	4.90
Others				539.21	379.81
				2023.95	2016.46

* Relates to the Company's main products and the principal raw materials.

** BDT-Bone Dry Tonne

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(E) Value of Raw Materials, Spare Parts and Components Consumed during the year

	(Percentage)		Value (Rs. in Crores)	
	2005	2004	**2005**	2004
Raw Materials				
Imported	**18.67**	14.81	**377.82**	298.55
Indigenous	**81.33**	85.19	**1646.13**	1717.91
	100.00	100.00	**2023.95**	2016.46
Spare Parts and Components				
Imported	**30.02**	36.06	**35.57**	36.61
Indigenous	**69.98**	63.94	**82.92**	64.91
	100.00	100.00	**118.49**	101.52

(F) Earnings etc. in Foreign Exchange during the year

	2005 (Rs. in Crores)	2004 (Rs. in Crores)
Export of Goods (F.O.B. – Realisation Basis)	**917.40**	918.02
Dividend	—	2.97
Hotel Earnings *	**306.60**	127.21
Other Earnings	**44.65**	29.31
	1268.65	1077.51

* Includes Rs. 272.54 Crores (2004 – Rs. 115.53 Crores) being earnings during the year through International Credit Cards, Travel Agencies, Foreign Airlines etc.

(G) Value of Imports during the year (C.I.F. Basis)

	2005	2004
Raw Materials	**419.54**	232.22
Components and Spare Parts	**41.43**	32.29
Capital Goods	**123.69**	100.62
Other Goods (including imports under eligible Export House Scheme)	**12.43**	47.24
	597.09	412.37

(H) Expenditure in Foreign Currency during the year (on payment basis)

	2005	2004
Professional Fees	**19.31**	6.30
Advertising/Sales Promotion	**2.27**	1.43
Export Promotion Expenses	**4.47**	4.98
Training	**2.31**	0.97
Hotel Reservation/Marketing Expenses	**11.33**	7.48
Licence Fees	**0.40**	0.73
Miscellaneous Expenditure	**17.34**	12.87
	57.43	34.76

(I) Remittances in Foreign Currencies on account of Dividends

Financial Year	On Account of	No. of Shares held	No. of Non-Resident Shareholders	(Rs. in Crores)
2004/2005	**2003/2004**	**9,01,57,514**	**82**	**180.32**
2003/2004	2002/2003	9,01,59,678	86	135.24

SCHEDULES TO THE ACCOUNTS

20. SEGMENT REPORTING

PRIMARY SEGMENT INFORMATION (BUSINESS SEGMENTS)

(Rs. in Crores)

	2005 External Sales	2005 Inter Segment Sales	2005 Total	2004 External Sales	2004 Inter Segment Sales	2004 Total
1. Segment Revenue						
FMCG - Cigarettes	10002.54	—	10002.54	9230.27	—	9230.27
FMCG - Others	562.15	1.24	563.39	303.58	0.58	304.16
FMCG - Total	10564.69	1.24	10565.93	9533.85	0.58	9534.43
Hotels	573.02	4.23	577.25	254.49	3.04	257.53
Agri Business	1220.70	559.37	1780.07	1285.74	423.03	1708.77
Paperboards, Paper and Packaging	991.17	574.14	1565.31	740.96	512.33	1253.29
Segment Total	13349.58	1138.98	14488.56	11815.04	938.98	12754.02
Eliminations			(1138.98)			(938.98)
Total Revenue			13349.58			11815.04
2. Segment Results						
FMCG - Cigarettes			2288.84			2033.34
FMCG - Others			(195.23)			(174.36)
FMCG - Total			2093.61			1858.98
Hotels			140.94			32.51
Agri Business			96.41			89.80
Paperboards, Paper and Packaging			279.99			229.85
Segment Total			2610.95			2211.14
Eliminations			(17.33)			6.36
Consolidated Total			2593.62			2217.50
Unallocated corporate expenses net of unallocated income			32.24			38.40
Profit before interest, etc., exceptional items and taxation			2561.38			2179.10
Interest etc. paid - Net			42.43			24.79
Interest on loans and deposits, income from current and long term investments, profit and loss on sale of investments etc.			154.12			164.75
Profit before taxation and exceptional items			2673.07			2319.06
Provision for Taxation			836.00			726.21
Profit after taxation before exceptional items			1837.07			1592.85
Exceptional items (net of tax) [see Schedule 19(ii)]			354.33			—
3. Profit after Taxation			2191.40			1592.85

Other Information

(Rs. in Crores)

	2005 Segment Assets	2005 Segment Liabilities*	2004 Segment Assets	2004 Segment Liabilities*
FMCG - Cigarettes	2083.14	843.13	2324.95	752.45
FMCG - Others	344.50	82.19	255.00	42.90
FMCG - Total	2427.64	925.32	2579.95	795.35
Hotels	1511.13	110.52	1048.54	70.85
Agri Business	874.16	134.44	636.05	159.15
Paperboards, Paper and Packaging	2110.73	365.62	1833.72	364.84
Segment Total	6923.66	1535.90	6098.26	1390.19
Unallocated Corporate Assets/Liabilities	4824.59	2316.74	4579.54	2877.55
Total	11748.25	3852.64	10677.80	4267.74

	2005 Capital Expenditure	2005 Depreciation	2005 Non Cash expenditure other than depreciation	2004 Capital Expenditure	2004 Depreciation	2004 Non Cash expenditure other than depreciation
FMCG - Cigarettes	116.34	115.29	12.01	71.33	101.52	4.52
FMCG - Others	58.31	7.06	0.42	19.13	4.93	0.02
FMCG - Total	174.65	122.35	12.43	90.46	106.45	4.54
Hotels	101.35	52.72	1.60	46.71	30.24	2.41
Agri Business	62.74	27.87	2.01	62.45	20.13	(0.56)
Paperboards, Paper and Packaging	184.55	102.88	8.26	471.31	79.40	5.24
Segment Total	523.29	305.82	24.30	670.93	236.22	11.63

* Segment Liabilities of FMCG-Cigarettes is before considering provision of Rs. 337.25 Crores (2004 - Rs. 1366.34 Crores) in respect of disputed State Taxes, the levy / collection of which has been stayed. These have been included under 'Unallocated Corporate Liabilities'.

SCHEDULES TO THE ACCOUNTS

20. SEGMENT REPORTING (Contd.)

SECONDARY SEGMENT INFORMATION (GEOGRAPHICAL SEGMENTS)

(Rs. in Crores)

	2005	2004
1. Segment Revenue		
— Within India	**12340.48**	10837.82
— Outside India	**1009.10**	977.22
Total Revenue	**13349.58**	11815.04
2. Segment Assets		
— Within India	**6921.43**	6094.41
— Outside India	**2.23**	3.85
Total Assets	**6923.66**	6098.26
3. Capital Expenditure		
— Within India	**523.29**	670.93
— Outside India	—	—
Total Capital Expenditure	**523.29**	670.93

NOTES

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	— Cigarettes and Smoking mixtures.
: Others	— Branded Garments, Greeting, Gifting & Stationery, Packaged Foods (Staples, Confectionery, Snack Foods and Ready to Eat Foods).
	— Agarbattis and Matches sourced from the small scale sector.
Hotels	— Hoteliering.
Paperboards, Paper and Packaging	— Paperboards, Paper including Specialty Paper & Packaging.
Agri Business	— Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) The geographical segments considered for disclosure are :

— Sales within India

— Sales outside India

(4) Segment results of the new business activities namely 'FMCG : Others' largely reflect start up and business development costs.

(5) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 1401 Crores (31.03.2004 - Rs. 978 Crores) includes Rs. 428 Crores (31.03.2004 - Rs. 829 Crores) relating to investments in hotels which became operational in the last three years. The segment results are net of the depreciation charge of the newly opened hotels and the holding cost in respect of Hotel Searock which has been the subject matter of a prolonged legal dispute. This matter has since been mutually resolved to the benefit of the Company.

(6) The Company's Agri Business markets agri commodities in the export and domestic markets, supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the year are after absorbing costs relating to the expansion of the strategic e-Choupal initiatives.

(7) The Hotels segment incorporates the impact of the amalgamation of erstwhile ITC Hotels Limited and Ansal Hotels Limited with the Company effective 1.4.2004.

(8) Unallocated corporate assets include Rs. 235 Crores (31.03.2004 - Rs. 801 Crores) being legacy assets acquired by the Company as part and parcel of the schemes facilitating exit from Financial Services and Edible Oil Businesses in 1997.

SCHEDULES TO THE ACCOUNTS

21. RELATED PARTY DISCLOSURES

1. ENTERPRISES WHERE CONTROL EXISTS :

i) Subsidiaries :

a) ITC Hotels Limited (amalgamated with the Company with effect from 1.4.2004)
b) Srinivasa Resorts Limited
c) Fortune Park Hotels Limited
d) Bay Islands Hotels Limited
e) Russell Credit Limited and its subsidiary
   Greenacre Holdings Limited
f) ITC Infotech India Limited and its subsidiaries
   ITC Infotech Limited, UK
   ITC Infotech (USA), Inc.
g) Wills Corporation Limited
h) Gold Flake Corporation Limited
i) Landbase India Limited
j) BFIL Finance Limited and its subsidiary
   MRR Trading & Investment Company Limited
k) Surya Nepal Private Limited

Note: (b), (c) and (d) in the above list have become direct subsidiaries of the Company with effect from 1.4.2004 consequent to the amalgamation of ITC Hotels Limited with the Company.

The above list does not include:

a) ITC Global Holdings Pte. Limited, Singapore being under Judicial Management and its subsidiaries
   Hup Hoon Traders Pte. Ltd., Singapore
   AOZT "Hup Hoon", Moscow
   Hup Hoon Impex Srl, Romania
   Fortune Tobacco Co. Ltd., Cyprus
   Fortune Tobacco Company, Inc.,USA, and
b) BFIL Securities Limited (a subsidiary of BFIL Finance Ltd.)
   which is under voluntary winding up proceedings.

ii) Other entities under control of the Company:

a) ITC Sangeet Research Academy
b) ITC Education Trust
c) ITC Rural Development Trust

2. OTHER RELATED PARTIES WITH WHOM THE COMPANY HAD TRANSACTIONS, etc.

i) Associates & Joint Ventures:

Associates

a) Ansal Hotels Limited (amalgamated with the Company with effect from 1.4.2004)
b) Gujarat Hotels Limited
c) Megatop Financial Services and Leasing Limited
d) Newdeal Finance and Investment Limited
e) Peninsular Investments Limited
f) Russell Investments Limited
g) Asia Tobacco Company Limited
h) Classic Infrastructure & Development Limited
i) International Travel House Limited
   - being associates of the Company, and
j) Tobacco Manufacturers (India) Limited, UK
   of which the Company is an associate.

Joint Ventures

a) King Maker Marketing Inc., USA
b) Maharaja Heritage Resorts Limited (a joint venture of the Company with effect from 1.4.2004 consequent to the amalgamation of ITC Hotels Limited with the Company)

Joint Ventures of the Company's subsidiaries

a) ITC Filtrona Limited (a Joint Venture of Gold Flake Corporation Limited)
b) CLI3L e-Services Limited (a Joint Venture of ITC Infotech India Limited)

SCHEDULES TO THE ACCOUNTS

21. RELATED PARTY DISCLOSURES (Contd.)

ii) Key Management Personnel :

Y.C. Deveshwar	Executive Chairman
A. Singh	Executive Director
K. Vaidyanath	Executive Director
S.S.H. Rehman	Executive Director
Y.P. Gupta	Non-Executive Director
C.R. Green	Non-Executive Director
P.B. Ramanujam	Non-Executive Director
B. Sen	Non-Executive Director
Ram S. Tarneja	Non-Executive Director
B. Vijayaraghavan	Non-Executive Director
Ajeet Prasad	Non-Executive Director
J.B. Stevens	Non-Executive Director (resigned w.e.f. 21.01.2005)
J.P. Daly	Non-Executive Director (w.e.f. 21.01.2005)
K.S. Vaidyanathan	Member - Corporate Management Committee
A. Nayak	Permanent Invitee - Corporate Management Committee
R. Srinivasan	Permanent Invitee - Corporate Management Committee
R.G. Jacob	Special Invitee - Corporate Management Committee (w.e.f. 23.08.2004)

iii) Employees' Benefit Plans where there is significant influence :

a) IATC Provident Fund
b) IATC Staff X Provident Fund
c) ITC Management Staff Gratuity Fund
d) ITC Gratuity Fund
e) ITC Gratuity Fund 'B'
f) ITC Gratuity Fund 'C'
g) ITC Pension Fund
h) ILTD Seasonal Employees' Pension Fund
i) ITC Platinum Jubilee Pension Fund
j) Tribeni Tissues Limited Provident Fund
k) Tribeni Tissues Limited Gratuity Fund
l) ITC Bhadrachalam Paperboards Limited Management Staff Pension Fund
m) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'A'
n) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'B'
o) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'C'
p) ITC Bhadrachalam Paperboards Limited Staff Provident Fund

21. RELATED PARTY DISCLOSURES (Contd.)

3. DISCLOSURE OF TRANSACTIONS BETWEEN THE COMPANY AND RELATED PARTIES AND THE STATUS OF OUTSTANDING BALANCES

(Rs. in Crores)

	Enterprises where control exists				Associates & Joint Ventures		Key Management Personnel		Employee Trusts	
	Subsidiaries		Others							
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
1. Sale of Goods / Services	**49.37**	44.31			**38.37**	32.36				
2. Purchase of Goods / Services	**36.23**	73.97			**119.73**	109.96				
3. Acquisition cost of Fixed Assets (including project consultancy fees, etc.)	**2.49**	3.30				1.07				
4. Sale of Fixed Assets/ Scrap (2004 - Rs. 11,000/-)		0.02			**0.10**	...				
5. Acquisition of Investments										
- Purchase of Preference shares of ICICI Bank Limited from Russel Credit Limited	**350.00**									
- Purchase of Equity shares of erstwhile ITC Hotels Limited from Russel Credit Limited		2.00								
- Investment made in ITC Infotech India Limited		15.00								
6. Sale of Equity Shares of Ansal Hotels Limited										
- to subsidiaries (Rs. 3,900/-)	**...**									
- to Associates & Joint Ventures (Rs. 2,600/-)					**...**					
7. Interest income	**0.31**	2.92			**0.06**	11.25	**0.04**	0.05		
8. Remuneration to Key Management Personnel										
— Directors [see Schedule 19 (xiii)]							**6.00**	4.35		
— Others							**1.58**	1.28		
9. Rent Paid	**1.26**	0.33			**1.65**					
10. Reimbursement of Contractual Remuneration to :										
- ITC Hotels Limited		39.85								
- Others					**0.08**					
11. Remuneration of managers on deputation recovered	**1.29**	0.65			**1.14**	0.48				
12. Receipt towards reimbursement of staff cost on Contractual Remuneration to subsidiary hotels	**2.36**									
13. Donations			**8.85**	1.13						
14. Contributions to Employees' Benefit Plans									**55.29**	62.21
15. Dividend income	**26.61**	17.93			**0.25**	3.22				
16. Dividend payments					**132.37**	99.28	**0.10**	0.01		
17. Expenses recovered	**5.47**	5.69	**0.02**	0.02	**5.28**	0.59				
18. Expenses reimbursed	**2.05**	6.49			**1.96**	0.25				
19. Loans Given										
- Russell Credit Limited	**112.00**	332.00								
- Others	**69.67**	45.05			**1.70**	7.00	**0.03**	0.15		
20. Receipt towards Loan Repayment										
- Russell Credit Limited	**112.00**	332.00								
- Others	**44.28**	33.65			**1.70**		**0.37**	0.06		
21. Advances Given	**0.03**	9.98			**1.50**	2.45				
22. Receipt towards refund of Advances	**4.03**	3.36			**0.85**	1.07				
23. Deposits received during the year					**0.58**	2.62				
24. Receipts towards refund of Deposits					**112.63**		**0.04**			
25. Balances as on 31st March,										
i) Debtors/Receivables	**3.51**	6.88			**37.83**	24.52				
ii) Advances Given	**58.59**	63.31			**11.86**	11.05			**0.52**	
iii) Loans Given	**176.73**	151.34				147.00	**1.24**	1.52		
iv) Deposits with (including Deposits towards Property Options)	**2.56**	2.56			**42.29**	154.92				
v) Deposits From		20.25			**3.25**	2.65				
vi) Creditors/Payables	**12.16**	18.90			**4.47**	4.94				
vii) Investments in Non-Convertible Debentures	**15.00**	15.00								
26. Provision for subsidiary (made in earlier years) as on 31st March	**50.00**	50.00								
27. In addition, remuneration of managers on deputation, absorbed			**0.03**	0.08	**0.65**	0.30				

Note : Mr. S. S. H. Rehman, a Wholetime Director of the Company, was the Managing Director of erstwhile ITC Hotels Limited (till 30th July, 2003) and his aggregate remuneration for the year 2004 of Rs. 0.84 Crore was borne by the Company (included in 8 above).

SCHEDULES TO THE ACCOUNTS

22. SIGNIFICANT ACCOUNTING POLICIES

IT IS CORPORATE POLICY

Convention

To prepare financial statements in accordance with applicable Accounting Standards in India. A summary of important accounting policies, which have been applied consistently, is set out below. The financial statements have also been prepared in accordance with relevant presentational requirements of the Companies Act, 1956.

Basis of Accounting

To prepare financial statements in accordance with the historical cost convention modified by revaluation of certain Fixed Assets as and when undertaken as detailed below.

Fixed Assets

To state Fixed Assets at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses related to acquisition. In respect of major projects involving construction, related pre-operational expenses form part of the value of assets capitalised. Expenses capitalised also include applicable borrowing costs. To adjust the original cost of imported Fixed Assets acquired through foreign currency loans at the end of each financial year by any change in liability arising out of expressing the outstanding foreign loan at the rate of exchange prevailing at the date of Balance Sheet.

To capitalise software where it is expected to provide future enduring economic benefits. Capitalisation costs include licence fees and costs of implementation / system integration services. The costs are capitalised in the year in which the relevant software is implemented for use.

To charge off as a revenue expenditure all upgradation / enhancements unless they bring similar significant additional benefits.

Depreciation

To calculate depreciation on Fixed Assets and Intangible Assets in a manner that amortises the cost of the assets after commissioning, over their estimated useful lives or, where specified, lives based on the rates specified in Schedule XIV to the Companies Act, 1956, whichever is lower, by equal annual instalments. Leasehold properties are amortised over the period of the lease.

To amortise capitalised software costs over a period of five years.

Revaluation of Assets

As and when Fixed Assets are revalued, to adjust the provision for depreciation on such revalued Fixed Assets, where applicable, in order to make allowance for consequent additional diminution in value on considerations of age, condition and unexpired useful life of such Fixed Assets; to transfer to Revaluation Reserve the difference between the written up value of the Fixed Assets revalued and depreciation adjustment and to charge Revaluation Reserve Account with annual depreciation on that portion of the value which is written up.

Investments

To state Current Investments at lower of cost and fair value; and Long Term Investments, including in Joint Ventures and Associates, at cost. Where applicable, provision is made where there is a permanent fall in valuation of Long Term Investments.

Inventories

To state inventories including work-in-progress at cost or below. The cost is calculated on weighted average method. Cost comprises expenditure incurred in the normal course of business in bringing such inventories to its location and includes, where applicable, appropriate overheads based on normal level of activity. Obsolete, slow moving and defective inventories are identified at the time of physical verification of inventories and, where necessary, provision is made for such inventories.

Sales

To state net sales after deducting taxes and duties from invoiced value of goods and services rendered.

Investment Income

To account for Income from Investments on an accrual basis, inclusive of related tax deducted at source.

Proposed Dividend

To provide for Dividends (including income tax thereon) in the books of account as proposed by the Directors, pending approval at the Annual General Meeting.

SCHEDULES TO THE ACCOUNTS

22. SIGNIFICANT ACCOUNTING POLICIES (Contd.)

Retirement Benefits

To make regular monthly contributions to various Provident Funds, Pension Funds and Gratuity Funds which are charged against revenue. To also charge against revenue, actual disbursements made, when due, under the Workers' Voluntary Retirement Scheme.

To administer through duly constituted and approved independent trusts, various Funds in respect of Employees' Retirement Benefit Schemes, with the exception of Provident Fund and Family Pension contributions in respect of Unionised Staff which are statutorily deposited with the Government.

Lease Rentals

To charge Rentals in respect of leased equipment to the Profit and Loss Account.

Research and Development

To write off all expenditure other than capital expenditure on Research and Development in the year it is incurred.

Capital expenditure on Research and Development is included under Fixed Assets.

Taxes on Income

To provide and determine Current tax as the amount of tax payable in respect of taxable income for the period.

To provide and recognise Deferred tax on timing differences between taxable income and accounting income subject to consideration of prudence.

Not to recognise Deferred tax assets on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

Foreign Currency Translation

To account for transactions in foreign currency at the exchange rate prevailing on the date of transactions. Gains/losses arising out of fluctuations in the exchange rates are recognised in Profit and Loss in the period in which they arise except in respect of imported Fixed Assets where exchange variance is adjusted in the carrying amount of the respective Fixed Asset.

To account for differences between the forward exchange rates and the exchange rates at the date of transactions, as income or expense over the life of the contracts, except in respect of liabilities incurred for acquiring imported Fixed Assets, in which case such differences are adjusted in the carrying amount of the respective Fixed Asset.

To account for profit/loss arising on cancellation or renewal of forward exchange contracts as income/expense for the period, except in case of forward exchange contracts relating to liabilities incurred for acquiring imported Fixed Assets, in which case such profit/loss are adjusted in the carrying amount of the respective Fixed Asset.

To account for gains/losses on foreign exchange rate fluctuations relating to current assets and liabilities at the year end.

Claims

To disclose claims against the Company not acknowledged as debts after a careful evaluation of the facts and legal aspects of the matter involved.

Segment Reporting

To identify segments based on the dominant source and nature of risks and returns and the internal organisation and management structure.

To account for inter-segment revenue on the basis of transactions which are primarily market led.

To include under "Unallocated Corporate Expenses" revenue and expenses which relate to the enterprise as a whole and are not attributable to segments.

Financial and Management Information Systems

To practise an Integrated Accounting System which unifies both Financial Books and Costing Records. The books of account and other records have been designed to facilitate compliance with the relevant provisions of the Companies Act on one hand, and meet the internal requirements of information and systems for Planning, Review and Internal Control on the other. To ensure that the Cost Accounts are designed to adopt Costing Systems appropriate to the business carried out by the Division with each Division incorporating into its Costing System, the basic tenets and principles of Standard Costing, Budgetary Control and Marginal Costing as appropriate.

On behalf of the Board

	Y. C. DEVESHWAR	*Chairman*
Kolkata,	K. VAIDYANATH	*Director*
27th May, 2005	B. B. CHATTERJEE	*Secretary*

REPORT OF THE AUDITORS TO THE MEMBERS

1. We have audited the attached balance sheet of ITC Limited as at 31st March, 2005, and also the profit and loss account and the cash flow statement for the year ended on that date, annexed thereto (in which are incorporated the accounts of the erstwhile ITC Hotels Limited and Ansal Hotels Limited for the year ended 31st March, 2005 which have been audited by their auditors and whose reports have been considered by us). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

   i) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   ii) in our opinion, proper books of account as required by law have been kept by the company so far as appears from our examination of those books;

   iii) the balance sheet, profit and loss account and cash flow statement dealt with by this report are in agreement with the books of account;

   iv) in our opinion, the balance sheet, profit and loss account and cash flow statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

   v) on the basis of the written representations received from the directors, as on 31st March, 2005, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2005 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956;

   vi) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      a) in the case of the balance sheet, of the state of affairs of the company as at 31st March, 2005;

      b) in the case of the profit and loss account, of the profit for the year ended on that date; and

      c) in the case of the cash flow statement, of the cash flows for the year ended on that date.

For A.F. Ferguson & Co.
Chartered Accountants

M. S. DHARMADHIKARI
Partner
Membership No. 30802

Kolkata,
May 27, 2005

Annexure to the Auditors' Report to the Members of ITC Limited

[Referred to in paragraph (3) thereof]

(i) (a) The company is maintaining proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) In our opinion, the fixed assets have been physically verified by the management at reasonable intervals, having regard to the size of the company and the nature of its assets. No material discrepancies between the book records and the physical inventory are noticed.

(c) During the year, in our opinion, a substantial part of fixed assets has not been disposed of by the company.

(ii) (a) The inventory of the company has been physically verified by the management during the year except material lying with third parties (which have substantially been confirmed). In our opinion, the frequency of verification is reasonable.

(b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventory followed by the management were found reasonable and adequate in relation to the size of the company and the nature of its business.

(c) On the basis of our examination of records of inventory, in our opinion, the company has maintained proper records of inventory and the discrepancies noticed on physical verification between the physical stocks and the book records were not material in relation to the operations of the company.

(iii) (a) The company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. As the company has not granted any loans, secured or unsecured, to parties listed in the register maintained under Section 301 of the Companies Act, 1956, paragraphs (iii)(b), (c) and (d) of the Order, are not applicable.

(b) The company has not taken any loans, secured or unsecured, from companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. As the company has not taken any loans, secured or unsecured, from parties listed in the register maintained under Section 301 of the Companies Act, 1956, paragraphs (iii)(f) and (g) of the Order, are not applicable.

(iv) In our opinion and according to the information and explanations given to us, there are adequate internal control systems commensurate with the size of the company and the nature of its business for the purchase of inventory, fixed assets and for the sale of goods and services. Further, on the basis of our examination, and according to the information and explanations given to us, we have neither come across nor have we been informed of any instance of major weaknesses in the aforesaid internal control systems.

(v) (a) In our opinion and according to the information and explanations given to us, there are no contracts or arrangements that need to be entered into the Register maintained under Section 301 of the Companies Act, 1956.

(b) In our opinion and according to the information and explanations given to us, as there are no contracts or arrangements that need to be entered into the Register maintained under Section 301 of the Companies Act, 1956, paragraph (v)(b) of the Order is not applicable.

(vi) In our opinion and according to the information and explanations given to us, the company has complied with the provisions of Sections 58A and 58AA and the other relevant provisions of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975 as applicable, with regard to the deposits accepted from the public. According to the information and explanations given to us, in this regard, no order under the aforesaid sections has been passed by the Company Law Board or National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal on the company.

(vii) In our opinion, the company has an internal audit system commensurate with the size of the company and nature of its business.

(viii) To the best of our knowledge, the Central Government has not prescribed the maintenance of cost records under Section 209 (1) (d) of the Companies Act, 1956, for any of the products of the company excepting paper, for which, in our opinion, prima facie, the prescribed accounts and records have been maintained and are being made up. We are not required to and, accordingly, have not made a detailed examination of the records.

(ix) (a) According to the information and explanations given to us and according to the books and records as produced and examined by us, in our opinion, the company is regular in depositing undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income-tax, sales-tax, wealth tax, service tax, customs duty, cess and other material statutory dues as applicable with the appropriate authorities.

(b) As at 31st March 2005, according to the records of the company and the information and explanations given to us, the following are the particulars of dues on account of income-tax, sales-tax, wealth tax, service tax, customs duty, excise duty and cess matters that have not been deposited on account of any dispute:

Name of the statute	Nature of the dues	Amount (Rs. in crores)	Period to which the amount relates	Forum where pending
			Various years covering the period	
Sales Tax Laws	Sales tax	2.64	1987-2005	Appellate Authority – upto Commissioners'/ Revisional authorities level
		12.55	1991-99	Appellate Authority – Tribunal level
		0.42	1998-99	High Court
Income Tax Act, 1961	Income tax	0.25	1991-1992	Appellate Authority – upto Commissioners' level
Customs Act, 1962	Customs duty	0.69	1998	Appellate Authority – Tribunal level
Central Excise Act, 1944	Excise duty	52.28	1982-2003	Appellate Authority – upto Commissioners' level
		17.15	1973-2002	Appellate Authority – Tribunal level
		0.14	1989-93	High Court

Out of the amounts aggregating Rs. 86.12 crores, Rs. 33.87 crores has been stayed for recovery by the relevant authorities.

(x) The company does not have accumulated losses as at 31st March 2005 and has not incurred cash losses during the financial year ended on that date or in the immediately preceding financial year.

(xi) According to the information and explanations given to us, the company has not defaulted in repayment of dues to any financial institution, bank or to debentureholders during the year.

(xii) According to the information and explanations given to us, the company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) The provisions of any special statute as specified under paragraph (xiii) of the Order are not applicable to the company.

(xiv) In our opinion and according to the information and explanations given to us, the company is not a dealer or trader in securities.

(xv) According to the information and explanations given to us, the company has not given any guarantees for loans taken by others from banks or financial institutions.

(xvi) In our opinion and according to the information and explanations given to us, the company has not availed of any term loans during the year. There were no term loans outstanding as at the begining and as at the end of the year.

(xvii) Based on the information and explanations given to us and on an overall examination of the balance sheet of the company, in our opinion, there are no funds raised on a short term basis which have been used for long term investment.

(xviii) The company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956 during the year.

(xix) As the company has no debentures outstanding at any time during the year, paragraph (xix) of the Order is not applicable to the company.

(xx) The company has not raised any money by public issue during the year.

(xxi) According to the information and explanations given to us, during the year, no fraud on or by the company has been noticed or reported.

For A. F. Ferguson & Co.
Chartered Accountants

M. S. DHARMADHIKARI
Partner
Membership No. 30802

Kolkata,
May 27, 2005

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE
(As per Schedule VI, Part IV of the Companies Act, 1956)

I. Registration Details

Registration No. 1985

State Code 21

Balance Sheet Date 31 03 05 (Date Month Year)

II. Capital raised during the year (Amount in Rs. Thousands)*

Public Issue	Rights Issue
N.A.	N.A.

Bonus Issue	Private Placement
N.A.	N.A.

* Issue of shares upon exercise of Options under Employee Stock Option Scheme : Rs. 5425

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
85170608	85170608

Sources of Funds

Paid up Capital**	Reserves & Surplus
2494341	76461765

** includes Share Capital in suspense

Secured Loans	Unsecured Loans
886894	1566708

Deferred Tax
3760900

Application of Funds

Net Fixed Assets	Investments
41369144	38746792

Net Current Assets	Misc. Expenditure
5054672	N.A.

Accumulated Losses
N.A.

IV. Performance of Company (Amount in Rs. Thousands)

Turnover***	Total Expenditure
135853939	109123202

*** includes Other Income

+ / –	Profit/Loss Before Tax****	+ / –	Profit/Loss After Tax
+ ✓	26730737	+ ✓	21914040

**** Profit before Exceptional items

(Please tick appropriate box + for profit, – for loss)

Earnings Per Share in Rs.	Dividend Rate %
87.97	310

V. Generic Names of Three Principal Products / Services of Company (as per monetary terms)

Item Code No. (ITC Code) 24.02

Product Description CIGARETTES

Item Code No. (ITC Code) 24.01

Product Description UNMANUFACTURED TOBACCO

Item Code No. (ITC Code) 48.10

Product Description PAPER & PAPERBOARD COATED ONE OR BOTH SIDES WITH KAOLIN

GUIDE TO SUBSIDIARIES/JOINT VENTURES/ASSOCIATES

SUBSIDIARIES OF ITC LIMITED

RUSSELL CREDIT LIMITED (RUSSELL)

Shareholding

100% held by ITC Limited.

Nature of Business

Investment Company. Its activities are primarily confined to making long term investments in areas of strategic thrust, namely FMCG & Tobacco, Hotels & Tourism, Paper, Paperboards & Packaging and Agri Business.

Subsidiary

Russell has a wholly owned subsidiary, Greenacre Holdings Limited, which is engaged in property infrastructure maintenance.

GOLD FLAKE CORPORATION LIMITED & WILLS CORPORATION LIMITED

Shareholding

100% held by ITC Limited.

Nature of Buisiness

Tobacco trading.

Joint Venture

ITC Filtrona Limited is a 50% joint venture of Gold Flake Corporation Limited with Cigarette Components Limited, UK.

Nature of Business

Manufacture and sale of cigarette filter rods.

LANDBASE INDIA LIMITED

Shareholding

100% held by ITC Limited with effect from 26th May, 2004 consequent to ITC Limited acquiring the balance 30% Shareholding from the co-promoters.

Nature of Business

Real estate development and management of golf resorts.

The Company owns the Classic Golf Resort, a 27-hole international signature golf course, designed by Jack Nicklaus.

BFIL FINANCE LIMITED (BFIL)

Shareholding

100% held by ITC Limited.

The Company became a subsidiary consequent to the amalgamation of erstwhile ITC Bhardachalam Paperboards Limited with ITC Limited.

Nature of Business

It was originally promoted as a financial services company. It is currently engaged only in recovery of its dues.

Subsidiary

BFIL owns 100% of the shareholding of MRR Trading & Investment Company Limited, which owns the tenancy rights to a prime office space in Mumbai.

ITC INFOTECH INDIA LIMITED (I3L)

Shareholding

100% held by ITC Limited.

Nature of Business

Information technology services and solutions.

Subsidiaries of I3L

I3L owns 100% of the shareholding of :

ITC Infotech Limited, UK

ITC Infotech (USA), Inc.

These subsidiaries provide on-site information technology services and extend business development services to I3L.

Joint Venture

CLI3L e-Services Limited, a joint venture with ClientLogic Operating Corporation, USA was incorporated on 29th January, 2003 at Bangalore, India and commenced commercial operations on 1st June, 2003. The ownership interest held by I3L is 50% minus one share.

Nature of Business

India based call / contact centre services.

SURYA NEPAL PRIVATE LIMITED

Shareholding

59% held by ITC Limited.

Nature of Business

Manufacture and sale of cigarettes and garments.

SRINIVASA RESORTS LIMITED

Shareholding

68% held by ITC Limited.

The Company became a subsidiary consequent to the amalgamation of erstwhile ITC Hotels Limited with ITC Limited.

Nature of Business

The Company owns the "ITC Hotel Kakatiya Sheraton" at Hyderabad, which is operated by ITC Limited.

BAY ISLANDS HOTELS LIMITED

Shareholding

100% held by ITC Limited.

The Company became a subsidiary consequent to the amalgamation of erstwhile ITC Hotels Limited with ITC Limited.

Nature of Business

The Company owns the hotel "Fortune Resort Bay Island" at Port Blair which is licenced to ITC Limited and is operated by Fortune Park Hotels Limited under an Operating & Marketing Services Agreement.

FORTUNE PARK HOTELS LIMITED

Shareholding

99.99% held by ITC Limited.

The Company became a subsidiary consequent to the amalgamation of erstwhile ITC Hotels Limited with ITC Limited.

Nature of Business

The Company is in the business of operating hotels in the mid price segment. It currently operates 14 properties namely Fortune Hotel Landmark at Ahmedabad, Fortune Hotel Calicut at Calicut, Fortune Resorts Darjeeling at Darjeeling, Fortune Hotel The South Park at Thiruvananthapuram, Fortune Hotel Centre Point at Jamshedpur, Fortune Hotel Sullivan Court at Ooty, Fortune Hotel Galaxy at Vapi, Fortune Resort Bay Island at Port Blair, Fortune Kences Hotel at Tirupati, Fortune Landmark at Indore, Fortune Ummed at Jodhpur, Fortune Katriya Hotel at Hyderabad, Fortune Pandiyan Hotel at Madurai and Fortune Select Global Hotel at Gurgaon. During the year, two alliances were signed for hotel properties at Kochi and Ludhiana. Total alliances in the Fortune Park portfolio number nineteen.

JOINT VENTURE OF ITC LIMITED

KING MAKER MARKETING INC., USA

King Maker Marketing Inc., USA is a joint venture where ITC Limited has an ownership interest of 50%.

Nature of Business

Trading in cigarettes and 'roll-your-own' smoking mixtures in USA.

MAHARAJA HERITAGE RESORTS LIMITED (MHRL)

Maharaja Heritage Resorts Limited, is a joint venture with Marudhar Hotels Private Limited where ITC Limited has an ownership interest of 50%.

The Company became a Joint Venture consequent to the amalgamation of erstwhile ITC Hotels Limited with ITC Limited.

Nature of Business

The joint venture company currently operates 35 properties under the "WelcomHeritage" brand. The major properties are located at Jodhpur, Khimsar, Pushkar, Kota, Bhopal, Manali, Palampur, Shimla, Almora, Darjeeling, Ooty, Ladakh etc.

MAJOR ASSOCIATES OF THE GROUP

GUJARAT HOTELS LIMITED

ITC Limited hold 45.78% in Gujarat Hotels Limited.

Nature of Business

The Company owns the "WelcomHotel Vadodara" at Vadodara which is operated by ITC Limited under an Operating Licence Agreement.

INTERNATIONAL TRAVEL HOUSE LIMITED

3.60% is held by ITC Limited and 45.36% is held by Russell Credit Limited, a wholly owned subsidiary of ITC Limited.

Nature of Business

Air ticketing, car rentals, inbound tourism, overseas and domestic holiday packages, conferences, events and exhibition management.

Note : The full list of the Group's Associates appears on page 131.

Principles of Consolidation

The Group's interests in its subsidiaries, associates and joint ventures are reflected in the Consolidated Financial Statements ("CFS") in accordance with the relevant Accounting Standards ("AS") issued by the Institute of Chartered Accountants of India.

Subsidiaries (AS 21)

Line by line consolidation of Profit & Loss Account and Balance Sheet is done by aggregating like items of assets, liabilities, income and expenses.

The excess / deficit of the cost to ITC Limited of its investments in its subsidiaries over its share of net worth (residual interest in the assets of the subsidiaries after deducting all its liabilities) of the subsidiaries at the date of investment in the subsidiaries are treated as goodwill / capital reserve in the CFS. The goodwill is disclosed as an asset and capital reserve as a reserve in the consolidated balance sheet.

Minority interest in the net income (profit after taxation) for the reporting period is identified and adjusted against the group income to arrive at the net income of the Group; likewise the minority interest in the net assets of the consolidated subsidiaries is identified and presented separately on the liabilities side in the consolidated balance sheet.

Inter-Company transactions within the group (both P&L and Balance Sheet items) are eliminated for arriving at the group CFS.

CFS is prepared applying uniform accounting policies of ITC Limited to the group companies.

Associates (AS 23)

On acquisition of an associate, the goodwill / capital reserve arising form such acquisition is included in the carrying amount of the investment and also disclosed separately.

Only share of net profits / losses of associates is considered in consolidated profit and loss statement.

The carrying amount of the investment in associates is adjusted by the share of net profits / losses in the consolidated balance sheet.

Joint Ventures (AS 27)

In CFS, the interest in joint ventures is reported using proportionate consolidation method.

A separate line item is added in CFS for proportionate share of assets, liabilities, income and expenses.

CONSOLIDATED FINANCIAL STATEMENTS


ITC Limited

CONSOLIDATED BALANCE SHEET

AS AT 31ST MARCH, 2005

	Schedule	31st March, 2005 (Rs. in Crores)		31st March, 2004 (Rs. in Crores)	
I. SOURCES OF FUNDS					
1. Shareholders' Funds					
a) Capital	1	248.22		247.68	
b) Share Capital Suspense	1A	1.21		—	
c) Reserves and Surplus	2	7689.77	7939.20	6204.89	6452.57
2. Minority Interests			63.37		114.84
3. Loan Funds					
a) Secured Loans	3	89.27		62.51	
b) Unsecured Loans	4	157.71	246.98	89.29	151.80
4. Deferred Tax - Net	5		376.15		114.50
Total			8625.70		6833.71
II. APPLICATION OF FUNDS					
1. Fixed Assets	6				
a) Gross Block		6144.80		5320.68	
b) Less: Depreciation		1943.34		1643.00	
c) Net Block		4201.46		3677.68	
d) Capital Work-in-Progress		192.33		326.83	
		4393.79		4004.51	
e) Less : Provision for assets given on lease		10.17	4383.62	10.17	3994.34
2. Investments	7		3329.13		2812.56
3. Current Assets, Loans and Advances					
a) Inventories	8	2543.08		1724.72	
b) Sundry Debtors	9	620.94		284.46	
c) Cash and Bank Balances	10	120.06		100.38	
d) Other Current Assets	11	147.16		822.40	
e) Loans and Advances	12	594.50		705.82	
		4025.74		3637.78	
Less :					
4. Current Liabilities and Provisions					
a) Liabilities	13	2041.35		2964.64	
b) Provisions	14	1072.18		647.18	
		3113.53		3611.82	
Net Current Assets			912.21		25.96
5. Miscellaneous Expenditure (To the extent not written off or adjusted) [see Schedule 19 (xii)]			0.74		0.85
Total			8625.70		6833.71
Notes to the Accounts	19				
Segment Reporting	20				
Related Party Disclosures	21				
Significant Accounting Policies	22				

The Schedules referred to above form an integral part of the Balance Sheet.

Per our Report attached

For A. F. FERGUSON & CO.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, 27th May, 2005

On behalf of the Board

Y. C. DEVESHWAR *Chairman*

K. VAIDYANATH *Director*

B. B. CHATTERJEE *Secretary*

ITC Limited

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST MARCH, 2005

	Schedule	For the year ended 31st March, 2005 (Rs. in Crores)	For the year ended 31st March, 2004 (Rs. in Crores)
IA. GROSS INCOME		14177.58	12622.36
IB. NET INCOME			
Gross Sales [Includes share of Joint Ventures Rs. 139.87 Crores (2004 : Rs. 84.04 Crores)]		13918.62	12386.42
Less : Excise Duties and Taxes on Sales of Products and Services [Includes share of Joint Ventures Rs. 37.06 Crores (2004 : Rs. 35.28 Crores)]		5860.87	5497.93
Net Sales [after considering provision for Taxes of Rs. 214.75 Crores; also see Schedule 19(iii)]		8057.75	6888.49
Other Income	15	258.96	235.94
		8316.71	7124.43
II. OTHER EXPENDITURE			
Raw Materials etc.	16	2785.26	2409.32
Manufacturing, Selling etc. Expenses	17	2427.35	2050.32
Depreciation [Includes share of Joint Ventures Rs. 4.53 Crores (2004 : Rs. 2.64 Crores)]		336.64	272.96
		5549.25	4732.60
III. PROFIT			
Profit before Taxation and Exceptional items		2767.46	2391.83
Provision for Taxation	18	862.87	753.59
Profit after Taxation before Exceptional items		1904.59	1638.24
Exceptional items (net of tax)	19(iii)	354.33	—
Profit after Taxation before Share of Results of Associates and Minority Interests		2258.92	1638.24
Share of net Profit / (Loss) of Associates		2.07	(4.30)
Profit after Taxation before Minority Interests		2260.99	1633.94
Minority Interests		15.57	17.93
Net Profit		2245.42	1616.01
Profit brought forward		263.72	207.00
Transfer to Hotel Foreign Exchange Earnings Reserve		—	(6.62)
Release from Hotel Foreign Exchange Earnings Reserve		12.31	4.00
Available for appropriation		2521.45	1820.39
IV. APPROPRIATIONS			
Release from Debenture Redemption Reserve		—	(10.94)
General Reserve		1103.75	1003.37
Special Reserve under Section 45-IC of RBI Act, 1934		11.71	3.20
Proposed Dividend		773.25	495.36
Income Tax on Proposed Dividend		113.04	65.68
Share of Revenue Reserves of Joint Ventures carried forward		27.11	12.72
Profit carried forward		492.59	251.00
		2521.45	1820.39
Earnings per Share (Face Value Rs. 10.00 each)	19(vii)		
On Net Profit before Exceptional items			
Basic		Rs. 75.91	Rs. 65.28
Diluted		Rs. 75.68	Rs. 65.15
On Net Profit			
Basic		Rs. 90.13	Rs. 65.28
Diluted		Rs. 89.86	Rs. 65.15
Notes to the Accounts	19		
Segment Reporting	20		
Related Party Disclosures	21		
Significant Accounting Policies	22		

The Schedules referred to above form an integral part of the Profit and Loss Account.

Per our Report attached to the Balance Sheet

For A. F. FERGUSON & CO.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, 27th May, 2005

On behalf of the Board

Y. C. DEVESHWAR *Chairman*

K. VAIDYANATH *Director*

B. B. CHATTERJEE *Secretary*



ITC Limited

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST MARCH, 2005

(Figures for the previous year have been rearranged to conform with the revised presentation)

	For the year ended 31st March, 2005 (Rs. in Crores)		For the year ended 31st March, 2004 (Rs. in Crores)	
A. NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		2767.46		2391.83
ADJUSTMENTS FOR :				
Depreciation	336.64		272.96	
Interest etc. - Net [Excluding Rs.1.19 Crores (2004 - Rs. 6.81Crores)(net)(credit) in respect of financial enterprises consolidated]	33.57		(33.43)	
Income from Long Term Investments	(20.72)		(7.04)	
Income from Current Investments [Excluding Rs.2.88 Crores (2004 - Rs. 2.29 Crores) in respect of financial enterprises consolidated]	(101.67)		(79.49)	
Fixed Assets - Loss on Sale/Write off (net)	3.66		15.93	
Profit on Sale of Long Term Investments	—		(0.57)	
Loss on Sale of Current Investments - Net	0.33		1.33	
Provision for diminution in value of Long Term Investment	—		5.45	
Write off of Long Term Investment	0.05		—	
Unrealised Loss on Exchange (Net)	0.04		0.14	
Amortisation of Miscellaneous Expenditure	0.11		0.10	
Liability no longer required written back	(40.27)	211.74	(26.37)	149.01
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		2979.20		2540.84
ADJUSTMENTS FOR :				
Trade and Other Receivables	(204.28)		(46.76)	
Inventories	(857.54)		(275.49)	
Trade Payables	479.37	(582.45)	596.09	273.84
CASH GENERATED FROM OPERATIONS		2396.75		2814.68
Income Tax Paid (net of refunds)		(809.55)		(816.33)
Cash Flow before Exceptional items		1587.20		1998.35
Exceptional items paid / received [see Schedule 19(iii)]		—		—
NET CASH FROM OPERATING ACTIVITIES		1587.20		1998.35
B. CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Fixed Assets	(541.95)		(515.44)	
Sale of Fixed Assets	22.20		5.23	
Purchase of Business (see Note Below)	(38.83)		(38.83)	
Purchase of Current Investments	(24152.63)		(11787.76)	
Sale/Redemption of Current Investments	23553.04		10600.80	
Purchase of Long Term Investments	(70.52)		(227.76)	
Sale of Long Term Investments	0.05		4.65	
Income from Current Investments Received	4.39		9.24	
Income from Long Term Investments Received	38.31		1.41	
Dividend Received from Associates	0.80		1.13	
Interest Received	19.39		59.88	
Refund of Deposits towards Property Options	77.01		1.50	
Purchase of Minority Interests in a Subsidiary	(3.00)		—	
Loans Given	(200.69)		(7.00)	
Loans Realised	197.07		1.70	
NET CASH USED IN INVESTING ACTIVITIES		(1095.36)		(1891.25)
C. CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issue of Share Capital	37.32		11.21	
Proceeds from Long Term Borrowings	11.31		7.47	
Repayments of Long Term Borrowings	(1.28)		(40.32)	
Net increase / (decrease) in Cash/Export Credit Facilities and other Short Term Loans	85.15		(1.96)	
Interest etc. Paid	(47.77)		(31.64)	
Dividends Paid	(497.22)		(372.56)	
Income Tax on Dividend Paid	(69.17)		(49.78)	
NET CASH FLOW USED IN FINANCING ACTIVITIES		(481.66)		(477.58)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		10.18		(370.48)
OPENING CASH AND CASH EQUIVALENTS		100.34		470.82
CASH AND CASH EQUIVALENTS ON AMALGAMATION OF ASSOCIATE		9.54		—
CLOSING CASH AND CASH EQUIVALENTS		120.06		100.34
CASH AND CASH EQUIVALENTS COMPRISE :				
Cash and Bank Balances	120.06		100.38	
Unrealised Loss / (Gain) on Foreign Currency Cash and Cash Equivalents	—	120.06	(0.04)	100.34

Notes :

1. Cash and cash equivalents include Rs. 9.54 Crores of erstwhile Ansal Hotels Limited taken over on amalgamation with ITC Limited.
2. The amalgamation of Ansal Hotels Limited , a former associate of the Group, is a non cash transaction [Schedule 19 (iii)]
3. Purchase consideration of Rs. 232.99 Crores (net of liability of Rs. 15.03 Crores towards sales tax deferment loans assumed) on acquisition of business payable to M/s BILT Industrial Packaging Company Limited.

	2005	2004
Purchase consideration payable to M/s BILT Industrial Packaging Company Limited	232.99	232.99
Cash paid [including Rs. 38.83 Crores (2004-Rs. 38.83 Crores) during the year]	77.66	38.83
Balance Payable	155.33	194.16

4. Previous year's figures are not comparable due to Note 2 above.

Per our Report attached to the Balance Sheet

For A. F. FERGUSON & CO.
Chartered Accountants
M. S. DHARMADHIKARI
Partner
Kolkata, 27th May, 2005

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

(Figures for the previous year have been rearranged to conform with the revised presentation)

	As at 31st March, 2005 (Rs. in Crores)	As at 31st March, 2004 (Rs. in Crores)
1. CAPITAL		
Authorised		
30,00,00,000 Ordinary Shares of Rs. 10.00 each	**300.00**	300.00
Issued and Subscribed		
24,82,21,329 (2004 - 24,76,78,851) Ordinary Shares of Rs. 10.00 each, fully paid	**248.22**	247.68

A) Of the above, following were allotted :

a) as fully paid up Bonus Shares —

37,90,000 in 1978-79 by Capitalisation of Capital Reserve, Share Premium Reserve and General Reserve ;

45,48,000 in 1980-81 by Capitalisation of Capital Reserve and General Reserve ;

3,31,68,110 in 1989-90 by Capitalisation of Capital Reserve, Share Premium Reserve, Export Promotion Reserve and General Reserve ;

3,98,01,732 in 1991-92 by Capitalisation of General Reserve ;

12,13,18,177 in 1994-95 by Capitalisation of General Reserve.

b) as fully paid up Shares —

1,05,95,075 in 1991-92 consequent to the merger of erstwhile Tribeni Tissues Limited to the Shareholders of erstwhile Tribeni Tissues Limited.

20,96,982 in 2002-03 consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited to the Shareholders of erstwhile ITC Bhadrachalam Paperboards Limited.

B) ITC Limited has granted (net of options lapsed) :

a) 3,06,598 (2004 - 3,06,598) share options in 2001-02 under the Employees' Stock Option Scheme at the closing market price on the date of grant of options. Thirty percent of these options vested on 30th May, 2002, a further thirty percent vested on 30th May, 2003 and the balance vested on 30th May, 2004. 2,09,618 vested options have been exercised.

b) 5,83,311 (2004 - 5,88,590) share options in 2002-03 under the Employees' Stock Option Scheme at the closing market price on the date of grant of options. Thirty percent of these options vested on 22nd May, 2003, a further thirty percent vested on 22nd May, 2004 and the balance vested on 22nd May, 2005. 2,91,437 vested options have been exercised.

c) 9,32,631 (2004 - 9,47,448) share options in 2003-04 under the Employees' Stock Option Scheme at the closing market price on the date of grant of options. Thirty percent of these options vested on 23rd May, 2004, a further thirty percent vested on 23rd May, 2005 and the balance will vest on 23rd May, 2006. 2,08,388 vested options have been exercised.

d) 8,25,513 share options in 2004-05 under the Employees' Stock Option Scheme at the closing market price on the date of grant of options. Thirty percent of these options will vest on 28th May, 2005, a further thirty percent will vest on 28th May, 2006 and the balance will vest on 28th May, 2007.

1A. SHARE CAPITAL SUSPENSE		
SHARE CAPITAL SUSPENSE	**1.21**	—

12,12,747 (2004 - Nil) Ordinary Shares of Rs. 10.00 each, fully paid, to be issued pursuant to Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company [see Schedule 19(ii)].

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

2. RESERVES AND SURPLUS		As at 31st March, 2005 (Rs. in Crores)		As at 31st March, 2004 (Rs. in Crores)
Capital Reserve on consolidation				
At commencement of the year	2.66		2.66	
Add : On increase in Group's Interest	71.65	74.31	—	2.66
General Reserve				
At commencement of the year	5171.23		4167.86	
Add : Deferred Tax Asset arising on amalgamation [see Schedule 19(iii)]	18.73		—	
Add : From Profit and Loss Account	1103.75		1003.37	
	6293.71		5171.23	
Less : Group's share of tax on Bonus Shares issued	0.53	6293.18	—	5171.23
Debenture Redemption Reserve				
At commencement of the year	—		10.94	
Less : To Profit and Loss Account	—	—	10.94	—
Share Premium Reserve				
At commencement of the year	316.63		305.59	
Add : On issue of Share Capital	36.78	353.41	11.04	316.63
Capital Reserve		5.58		5.58
Capital Redemption Reserve		0.22		0.22
Special Reserve under Section 45-IC of the RBI Act, 1934				
At commencement of the year	3.20		—	
Add : From Profit and Loss Account	11.71	14.91	3.20	3.20
Subsidy Reserve		0.09		0.09
Revaluation Reserve				
At commencement of the year	66.20		67.06	
Less : To Profit and Loss Account				
– Depreciation [excluding minority interests Rs. Nil (2004 - Rs. 0.01 Crore)]	1.03		0.85	
– Disposal of Fixed Assets	—	65.17	0.01	66.20
Hotel Foreign Exchange Earnings Reserve				
At commencement of the year	12.31		9.69	
Add : From Profit and Loss Account	—		6.62	
	12.31		16.31	
Less : To Profit and Loss Account	12.31	—	4.00	12.31
Contingency Reserve		363.05		363.05
Foreign Currency Translation Reserve		0.15		—
Profit and Loss Account		492.59		251.00
Total		7662.66		6192.17
Share of Joint Ventures - Schedule 19 (i) (b)				
Revenue Reserves		27.11		12.72
Grand Total		7689.77		6204.89

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

3. SECURED LOANS	As at 31st March, 2005 (Rs. in Crores)	As at 31st March, 2004 (Rs. in Crores)
Loans and Advances from Banks		
Cash/Export Credit Facilities *	**88.77**	60.66
Other Loans **	—	0.08
Total	**88.77**	60.74
Share of Joint Ventures - Schedule 19 (i) (b)	**0.50**	1.77
Grand Total	**89.27**	62.51

* Secured by charge over certain current assets, both present & future.

** Secured by hypothecation over certain movable fixed assets - Rs. Nil (2004 - Rs. 0.08 Crore).

4. UNSECURED LOANS		
Short Term Loans		
From Banks - Temporary overdraft in cash credit account	**81.26**	24.15
Other Loans		
From other than Banks - Sales tax deferment loan (interest free)	**76.45**	65.14
Total	**157.71**	89.29
Share of Joint Ventures - Schedule 19 (i) (b)	—	—
Grand Total	**157.71**	89.29

5. DEFERRED TAX - NET		
Deferred Tax Liabilities		
On fiscal allowances on fixed assets	**595.71**	536.72
On fiscal relief realised on pre-deposit of excise duty	—	125.56
	595.71	662.28
Deferred Tax Assets		
On employees' separation and retirement	**10.62**	9.56
On provision for doubtful debts / advances	**7.47**	6.41
On State and Central taxes etc.	**158.45**	508.88
On unabsorbed tax losses and depreciation *	**19.99**	18.14
Other timing differences	**22.73**	4.43
	219.26	547.42
Deferred Tax - Net	**376.45**	114.86
Share of Joint Ventures - Schedule 19 (i) (b)	**(0.30)**	(0.36)
Total	**376.15**	114.50

* Set up based on future profit projections/plans and, where applicable, past financial performance of individual subsidiaries.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

6. FIXED ASSETS

	@ As at commencement of the year (Rs. in Crores)	Additions (Rs. in Crores)	Withdrawals and adjustments (Rs. in Crores)	@ As at end of the year (Rs. in Crores)	Depreciation for the year (Rs. in Crores)	Depreciation on Withdrawals and adjustments (Rs. in Crores)	Depreciation upto 31st March, 2005 (Rs. in Crores)	Net Book Value as at 31st March, 2005 (Rs. in Crores)
Goodwill on Consolidation	23.82	13.61	4.76	32.67	0.76	—	0.76	31.91
Trademarks & Goodwill	10.82	—	—	10.82	0.59	—	1.79	9.03
Know-how, Business and Commercial Rights	47.34	—	—	47.34	4.73	—	4.90	42.44
Land Freehold *	403.93	3.60	9.33	398.20	—	—	—	398.20
Buildings Freehold *	905.44	225.71	(7.82)	1138.97	22.47	(1.82)	174.78	964.19
Leasehold Properties	36.42	44.52	(9.33)	90.27	0.60	—	4.33	85.94
Licensed Properties - Building Improvement	29.62	1.21	11.89	18.94	1.34	3.62	3.04	15.90
Railway Sidings etc.	1.17	—	—	1.17	0.05	—	0.58	0.59
Plant & Machinery **	3314.12	503.88	52.23	3765.77	235.45	35.54	1483.13	2282.64
Capitalised Software	61.92	8.07	19.01	50.98	11.41	15.18	18.58	32.40
Computers etc.	196.88	51.28	9.53	238.63	30.38	8.72	111.73	126.90
Furniture & Fixtures	232.50	56.40	3.80	285.10	22.46	2.72	117.15	167.95
Motor Vehicles etc.	32.44	4.29	2.37	34.36	2.90	1.33	10.26	24.10
	5296.42	912.57	95.77	6113.22	333.14	65.29	1931.03	4182.19
Capital Work-in-Progress	325.69	154.04	287.68	192.05	—	—	—	192.05
Total (a)	5622.11	1066.61	383.45	6305.27	333.14	65.29	1931.03	4374.24
Share of Joint Ventures - Schedule 19 (i) (b)								
Fixed Assets	24.26	7.67	0.35	31.58	4.53	0.03	12.31	19.27
Capital Work-in-Progress	1.14	6.50	7.36	0.28	—	—	—	0.28
Total (b)	25.40	14.17	7.71	31.86	4.53	0.03	12.31	19.55
Total (a) + (b)	5647.51	1080.78	391.16	6337.13	337.67	65.32	1943.34	4393.79
Provision for assets given on lease								10.17
Grand Total								4383.62
Previous Year	4957.84	1014.81	325.14	5647.51	273.82	55.30	1643.00	4004.51
Provision for assets given on lease								10.17
Grand Total								3994.34

@ Original Cost/Professional Valuation as at 30th June, 1986 in respect of assets of ITC Limited and as at 31st March, 1999 in respect of Bay Islands Hotels Limited.

Land Freehold includes the provisional purchase price of Rs. 14.81 Crores in respect of land at Bangalore. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to ITC Limited in 21 years time from the date of agreement.

Land Freehold includes certain lands at Munger acquired by the Government of India under the Bihar Land Reform Act,1950 for which compensation has not yet been determined.

The Suit filed by a third party in September, 1980 for cancellation of lease in respect of Bangalore land appurtenant to ITC Hotel Windsor Sheraton & Towers is still sub judice. In the opinion of the Management, based on legal advice, ITC Limited's title is tenable.

Buildings Freehold include Rs. 37.51 Crores (2004 - Rs. 36.79 Crores) (at original cost) of buildings at New Delhi on Government land taken on perpetual lease and Rs. 0.12 Crore (2004 - Rs. 0.12 Crore) (at original cost) of buildings at Kolkata on Port Trust land taken on lease.

Trademarks purchased Rs. 5.92 Crores (2004 - Rs. 5.92 Crores) under "Trademarks & Goodwill" and "Know-how, Business and Commercial Rights" acquired Rs. 47.34 Crores (2004 - Rs. 47.34 Crores) are being amortised over 10 years.

Applications for exemption in respect of vacant land under the Urban Land (Ceiling & Regulation) Act, 1976 have been made wherever applicable.

Capital expenditure commitments, including share of Joint Ventures Rs. 0.12 Crore (2004 - Rs. 0.84 Crore), are Rs. 94.40 Crores (2004 - Rs. 183.85 Crores).

Additions for the year include fluctuations in the rate of foreign exchange (net) of Rs. 1.57 Crores (gain) [(2004 - Rs. 0.97 Crore)(loss)].

Depreciation for the year includes impairment of Rs. 0.76 Crore (2004 - Rs. Nil) in respect of Goodwill on Consolidation.

Depreciation for the year includes Rs. 1.03 Crores (2004 - Rs. 0.86 Crore) transferred from Revaluation Reserve in respect of revalued assets.

* Includes certain properties for which deeds of conveyance are awaited.

** Plant and Machinery includes Rs. 36.75 Crores (2004 - Rs. 36.75 Crores) being assets given on lease and these are depreciated over the primary period of the lease. In respect of assets aggregating Rs. 30.87 Crores (2004 - Rs. 30.87 Crores), the primary lease period has expired and balances reflected on this account have been fully realised or provided for.

	As at 31st March, 2005 (Rs. in Crores)				As at 31st March, 2004 (Rs. in Crores)			
	Quoted		Not Quoted		Quoted		Not Quoted	
7. INVESTMENTS								
Long Term								
A. TRADE INVESTMENTS								
In Associates								
International Travel House Limited 39,14,233 Equity Shares of Rs. 10.00 each, fully paid Cost of acquisition (including goodwill of Rs. 11.89 Crores)	**21.87**				21.87			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2005	**11.47**	**33.34**			9.87	31.74		
Gujarat Hotels Limited 17,33,907 Shares of Rs. 10.00 each, fully paid Cost of acquisition (including goodwill of Rs. 1.16 Crores)	**1.94**				1.94			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2005	**2.73**	**4.67**			2.43	4.37		
Ansal Hotels Limited Nil (2004 - 2,72,79,310) Equity Shares of Rs. 10.00 each, fully paid Cost of acquisition (including goodwill of Rs. 10.48 Crores)			—				48.16	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2005 (amalgamated with ITC Limited during the year)			—	—			(24.64)	23.52
Asia Tobacco Company Limited 55,650 Equity Shares of Rs. 100.00 each, fully paid Cost of acquisition (net of capital reserve of Rs. 0.16 Crore)			**0.83**				0.83	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2005			**0.42**	**1.25**			0.41	1.24
1,39,125 Equity Shares of Rs.100.00 each, partly paid Cost of acquisition (including goodwill of Rs. 0.30 Crore)			**1.04**				1.04	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2005			**0.14**	**1.18**			0.13	1.17
In Other Companies								
Hotel Kathmandu Limited 6,450 Shares of Nepalese Rs. 100.00 each, fully paid (written off during the year)				—				0.05
Hill Properties Limited 3 Class 'A' Equity Shares of Rs. 1,20,000.00 each, Rs. 1,18,000.00 per share paid				**0.04**				0.04
Modern Flats Private Limited Nil (2004 - 86) Preference Shares of Rs. 500.00 each, fully paid (cost Rs. 43,000.00) (redeemed during the year)				—				...
4,300 (2004 - Nil) Equity Share of Rs.10.00 each, fully paid (cost Rs. 43,000.00) (acquired during the year)				...				—
Punjab Anand Batteries Limited (in liquidation) 11,86,157 Equity Shares of Rs 10.00 each, fully paid – under Board for Industrial and Financial Reconstruction's Order of 20.04.1989 *				**1.19**				1.19
Andhra Pradesh Gas Power Corporation Limited 8,04,000 Equity Shares of Rs. 10.00 each, fully paid				**2.32**				2.32
Cuffe Parade Sealord Co-operative Housing Society Limited 10 Shares of Rs. 50.00 each, fully paid (cost Rs. 500.00)				...				...
Tulsiani Chambers Premises Co-operative Society Limited 5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)				...				...
Bihar Hotels Limited 40,000 Equity Shares of Rs. 10.00 each, fully paid				**0.04**				0.04
Carried over		**38.01**		**6.02**		36.11		29.57

7. INVESTMENTS *(Contd.)*	**As at 31st March, 2005 (Rs. in Crores)**			As at 31st March, 2004 (Rs. in Crores)		
	Quoted	**Not Quoted**		Quoted	Not Quoted	
Brought forward	**38.01**		**6.02**	36.11		29.57
Maker Towers Co-operative Housing Society Limited 5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)			...			...
Lakshmi Finance & Leasing Companies Commercial Premises Co-operative Society Limited 10 Shares of Rs. 50.00 each, fully paid (cost Rs. 500.00)			...			...
Bombay Mercantile Co-op. Bank Limited 100 Shares of Rs. 10.00 each, fully paid (cost Rs. 1,000.00)			...			...
VST Industries Limited 22,02,417 (2004 - 22,02,529) Equity Shares of Rs. 10.00 each, fully paid	**36.58**			36.58		
B. SUBSIDIARY COMPANY (UNDER JUDICIAL MANAGEMENT)						
ITC Global Holdings Pte. Limited 89,99,645 Ordinary Shares of US$ 1.00 each, fully paid *			**25.58**			25.58
C. DEPOSIT WITH OR FOR DEPOSIT WITH VARIOUS AUTHORITIES						
Government Securities			**0.01**			0.01
D. OTHER INVESTMENTS						
In Associates						
Russell Investments Limited 42,75,435 Equity Shares of Rs. 10.00 each, fully paid Cost of acquisition (net of capital reserve of Rs. 0.30 Crore)		**4.27**			4.27	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2005		**0.52**	**4.79**		0.11	4.38
Peninsular Investments Limited 40,64,875 Equity Shares of Rs. 10.00 each, fully paid Cost of acquisition (net of capital reserve of Rs. 0.25 Crore)		**4.07**			4.07	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2005		**(0.39)**	**3.68**		0.07	4.14
Minota Aquatech Limited 14,80,000 Equity Shares of Rs. 10.00 each, fully paid Cost of acquisition (net of capital reserve of Rs. 0.97 Crore)		**0.15**			0.15	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2005		**(0.15)**	**—**		(0.15)	—
Newdeal Finance and Investment Limited 28,81,200 Equity Shares of Rs. 10.00 each, fully paid Cost of acquisition (net of capital reserve of Rs. 0.16 Crore)		**2.88**			2.88	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2005		**0.09**	**2.97**		0.62	3.50
Megatop Financial Services and Leasing Limited 31,16,400 Equity Shares of Rs. 10.00 each, fully paid Cost of acquisition (including goodwill of Rs. 0.20 Crore)		**3.12**			3.12	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2005		**0.22**	**3.34**		0.17	3.29
Carried over	**74.59**		**46.39**	72.69		70.47

7. INVESTMENTS *(Contd.)*

	As at 31st March, 2005 (Rs. in Crores)			As at 31st March, 2004 (Rs. in Crores)		
	Quoted		Not Quoted	Quoted		Not Quoted
Brought forward	74.59		46.39	72.69		70.47
Classic Infrastructure & Development Limited 54,00,000 Equity Shares of Rs. 10.00 each, fully paid Cost of acquisition (including goodwill of Rs. 7.78 Crores)		10.40			10.40	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2005		(0.74)	9.66		(0.63)	9.77
In Other Companies						
Lotus Court Private Limited 2 Class G Shares of Rs. 48,000.00 each, fully paid			2.34			2.34
Adyar Property Holding Co. Limited 311 Equity Shares of Rs. 100.00 each, partly paid			43.86			43.86
ICICI Limited 350 Non-Cumulative, Non-Participating, Non-Voting Preference Shares of Rs. 1,00,00,000.00 each, fully paid (2005 - Current Investment)						350.00
Agrotech Foods Limited 40,85,800 Equity Shares of Rs. 10.00 each, fully paid	53.73			53.73		
Coffee Futures Exchange India Limited 1 Equity Share of Rs. 10,000.00 fully paid (cost Rs. 10,000.00)			...			...
Unit Trust of India 10,00,000 Units of 1995 scheme of Rs. 10.00 each, fully paid			1.04			1.04
84,19,658 (2004 - 56,68,356) 6.75% US-64 Tax Free Bonds of Rs.100.00 each, fully paid (27,51,302 Bonds acquired during the year)			90.39			60.87
10,00,000 Units of 6.60% Government Guaranteed US-64 Bonds of Rs. 100.00 each, fully paid (acquired during the year)			10.55			—
APIDC - Venture Capital Fund (1990) 1,000 Units of Rs. 1,000.00 each, fully paid (net of capital returned)			0.01			0.06
Woodlands Hospital & Medical Research Centre Limited (formerly The East India Clinic Limited) 1/2% Registered Debentures, fully paid (cost Rs. 15,200.00)			...			...
5% Registered Debentures, fully paid			0.01			0.01
Tribeni Tissues Co-op. Stores Limited 200 (2004 - 900) Class 'B' Shares of Rs. 10.00 each, fully paid (700 shares reedeemed during the year) (2005 - cost Rs. 2,000.00; 2004 - cost Rs. 9,000.00)			...			...
Tourism Finance Corporation of India Limited 25,000 Equity Shares of Rs. 10.00 each, fully paid			0.05			0.05
National Bank for Agricultural and Rural Development 50,000 5.10% Tax Free Bonds of Rs. 10,000.00 each, fully paid			50.00			50.00
75,000 5% Tax Free Bonds of Rs. 10,000.00 each, fully paid			75.45			75.45
National Housing Bank 2,500 5.25% Tax Free Bonds of Rs. 1,00,000.00 each, fully paid			25.00			25.00
Carried over	128.32		354.75	126.42		688.92

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

7. INVESTMENTS *(Contd.)*	As at 31st March, 2005 (Rs. in Crores)		As at 31st March, 2004 (Rs. in Crores)	
	Quoted	Not Quoted	Quoted	Not Quoted
Brought forward	128.32	354.75	126.42	688.92
Indian Railway Finance Corporation Limited				
250 5.20% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		25.00		25.00
500 4.77% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		50.03		50.03
Nuclear Power Corporation Limited				
220 4.75% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		22.00		22.00
Power Finance Corporation Limited				
2,000 10.40% Tax Free Bonds of Rs. 1,00,000.00 each, fully paid (acquired during the year)		24.30		—
Gilt Facilities India P. Limited				
545 Redeemable Preference Shares (0.5%) of Rs. 1,00,000.00 each, fully paid*		5.45		5.45
Government Securities				
5% Bikash Rinpatra, 2071 (acquired during the year)		5.27		—
Total Long Term Investments	128.32	486.80	126.42	791.40
Current				
OTHER INVESTMENTS				
ICICI Bank Limited				
350 Non-Cumulative, Non-Participating, Non-Voting Preference Shares of Rs. 1,00,00,000.00 each, fully paid (2004 - Long Term Investment)		120.00		
ABN Amro Cash Fund - Institutional Daily Dividend				
2,00,02,516.460 (2004 - Nil) Units of Rs. 10.00 each		20.00		—
Alliance Cash Manager - IP- Daily Dividend				
4,35,67,901.238 (2004 - Nil) Units of Rs. 10.00 each		43.57		—
Birla Cash Plus Institutional Plan : Dividend - Reinvestment				
Nil (2004 - 15,49,46,178.131) Units of Rs. 10.00 each		—		167.11
Birla Bond Plus Institutional Plan - Dividend - Reinvestment				
95,79,369.869 (2004 - Nil) Units of Rs. 10.00 each		10.00		—
Birla Income Plus Institutional Plan - Dividend - Reinvestment				
Nil (2004 - 1,89,44,632.417) Units of Rs. 10.00 each		—		50.00
Birla Cash Plus - Institutional Premium Dividend Plan Fortnightly Dividend - Reinvestment				
17,25,12,722.103 (2004 - Nil) Units of Rs. 10.00 each		173.41		—
CANLIQUID Fund - Institutional Daily Dividend Reinvestment				
10,35,80,442.878 (2004 - Nil) Units of Rs. 10.00 each		104.01		—
Chola Liquid Institutional Dividend Reinvestment Plan				
Nil (2004 - 1,53,03,166.192) Units of Rs. 10.00 each		—		15.30
Deutsche Floating Rate Fund Regular Plan - Weekly Dividend				
5,48,66,576.853 (2004 - Nil) Units of Rs. 10.00 each		56.29		—
Deutsche Insta Cash Plus Fund - Institutional Plan - Monthly Dividend				
4,59,78,567.344 (2004 - Nil) Units of Rs. 10.00 each		46.11		—
DSP Merrill Lynch Liquidity Fund Daily - Dividend				
Nil (2004 - 17,36,36,800.471) Units of Rs. 10.00 each		—		173.81
Carried over		573.39		406.22

7. **INVESTMENTS** *(Contd.)*	As at 31st March, 2005 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2004 (Rs. in Crores) Quoted	Not Quoted
Brought forward		**573.39**		406.22
Grindlays Floating Rate - ST - Super Institutional Plan C - Monthly Dividend 17,37,19,169.111 (2004 - Nil) Units of Rs. 10.00 each		**174.37**		—
GFBD Grindlays Floating Rate - Institutional Plan B - Daily Dividend Nil (2004 - 4,52,50,914.026) Units of Rs. 10.00 each		—		45.57
GSQB GSSIF - Investment Plan B Institutional Plan - Quarterly Dividend Nil (2004 - 4,00,88,007.160) Units of Rs. 10.00 each		—		43.00
G37 Grindlays Fixed Maturity - 6th Plan - Growth 2,50,000 Units of Rs. 10.00 each		**0.25**		—
HDFC Floating Rate Income Fund - Short Term Plan - Dividend Reinvestment 9,74,27,349.469 (2004 - Nil) Units of Rs. 10.00 each		**97.77**		—
HSBC Cash Fund - Institutional - Daily Dividend Nil (2004 - 16,67,93,731.696) Units of Rs. 10.00 each		—		174.09
HSBC Floating Rate Fund - Short Term - Institutional Option Daily Dividend 11,75,67,261.936 (2004 - Nil) Units of Rs. 10.00 each		**117.72**		—
IL&FS Liquid Account - Institutional Plan (Dividend Option) Nil (2004 - 8,70,24,043.331) Units of Rs. 10.00 each		—		87.02
IL&FS Liquid Account - Daily Dividend Plan Nil (2004 - 50,01,650.850) Units of Rs. 10.00 each		—		5.00
ING Vysya Liquid Fund - Daily Dividend Option Nil (2004 - 7,50,24,462.849) Units of Rs. 10.00 each		—		80.81
ING Vysya Floating Rate Fund Daily Dividend 3,62,91,931.545 (2004 - Nil) Units of Rs. 10.00 each		**36.30**		—
JM High Liquidity Fund Institutional Plan - Daily Dividend Nil (2004 - 17,32,62,583.906) Units of Rs. 10.00 each		—		173.26
JM High Liquidity Fund - Daily Dividend Plan Nil (2004 - 1,29,75,924.730) Units of Rs. 10.00 each		—		7.56
JM High Liquidity Fund -Super Institutional Plan - Daily Dividend 15,33,65,175.620 (2004 - Nil) Units of Rs. 10.00 each		**153.62**		—
Kotak Floater Long Term - Monthly Dividend 2,49,39,148.478 (2004 - Nil) Units of Rs. 10.00 each		**25.00**		—
Kotak Floater Short Term - Monthly Dividend 9,24,78,054.919 (2004 - Nil) Units of Rs. 10.00 each		**92.51**		—
Kotak Floater Short Term - Weekly Dividend 96,44,374.760 (2004 - Nil) Units of Rs. 10.00 each		**9.65**		—
Kotak Liquid (Institutional Premium) - Daily Dividend 14,21,75,751.921 (2004 - Nil) Units of Rs. 10.00 each		**173.85**		—
Principal Cash Management Fund - Liquid Institutional Plan - Daily Dividend Plan Nil (2004 - 17,39,84,360.959) Units of Rs. 10.00 each		—		174.00
Principal Cash Management Fund Liquid Option Institutional Premium Plan - Dividend Reinvestment Daily 17,36,36,589.884 (2004 - Nil) Units of Rs. 10.00 each		**173.64**		—
Carried over		**1628.07**		1196.53

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

7. **INVESTMENTS** *(Contd.)*	As at 31st March, 2005 (Rs. in Crores)		As at 31st March, 2004 (Rs. in Crores)	
	Quoted	Not Quoted	Quoted	Not Quoted
Brought forward		1628.07		1196.53
Principal Floating Rate Fund SMP Institutional Option - Dividend Reinvestment Daily 4,90,24,778.765 (2004 - Nil) Units of Rs. 10.00 each		49.03		—
Prudential ICICI Institutional Income Plan - Dividend Quarterly Nil (2004 - 6,68,06,812.513) Units of Rs. 10.00 each		—		75.00
Prudential ICICI Floating Rate Plan C - Daily Dividend 18,40,86,450.997 (2004 - Nil) Units of Rs. 10.00 each		184.11		—
Prudential ICICI Liquid Plan Institutional Plus - Daily Dividend Option Nil (2004 - 3,16,25,977.430) Units of Rs. 10.00 each		—		37.48
Reliance Liquid Fund - Treasury Plan - Retail Option - Daily Dividend Option Nil (2004 - 8,44,81,275.280) Units of Rs. 10.00 each		—		130.16
SBI Magnum Institutional Income - Savings Fortnightly Dividend 17,27,30,774.404 (2004 - Nil) Units of Rs. 10.00 each		173.29		—
SBI Mutual Fund Magnum Institutional Income Fund - Saving Plan - Dividend Nil (2004 - 10,84,89,659.778) Units of Rs. 10.00 each		—		108.64
Sundaram Money Fund Institutional - Dividend Reinvestment Daily 6,19,89,339.695 (2004 - Nil) Units of Rs. 10.00 each		62.58		—
TATA Liquid Super High Inv.Fund - Monthly Dividend 15,40,892.963 (2004 - Nil) Units of Rs. 10.00 each		173.44		—
Templeton India Treasury Management Account - Daily Dividend Reinvestment Nil (2004 - 11,88,078.173) Units of Rs. 10.00 each		—		179.64
Templeton Floating Rate Income Fund Short Term Plan 14,43,40,591.926 (2004 - Nil) Units of Rs. 10.00 each		144.70		—
Templeton India Treasury Management Account IP 12,30,839.342 (2004 - Nil) Units of Rs. 10.00 each		123.09		—
UTI Bond Fund (Income) Nil (2004 - 13,63,12,856.731) Units of Rs. 10.00 each		—		146.69
UTI - Floating Rate Fund - Short Term Plan - Dividend Option 2,04,96,286.750 (2004 - Nil) Units of Rs. 10.00 each		20.56		—
UTI Liquid Cash Plan Institutional - Daily Income Option 18,14,286.769 (2004 - 5,13,293.553 Units of Rs. 1,000.00 each restated) Units of Rs. 1,000.00 each (2004 - 5,13,29,355.269 Units of Rs. 10.00 each)		182.72		51.65
Total Current Investments	—	2741.59	—	1925.79
Total of Quoted and Unquoted Investments		3356.71		2843.61
Less : Provision for Long Term Investments *		32.22		32.22
TOTAL INVESTMENTS		3324.49		2811.39
Share of Joint Ventures - Schedule 19 (i) (b)		4.64		1.17
Grand Total		3329.13		2812.56

Total Market Value of Quoted Investments : 2005 - Rs. 113.31 Crores (2004 - Rs. 88.06 Crores)

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	As at 31st March, 2005 (Rs. in Crores)	As at 31st March, 2004 (Rs. in Crores)
8. INVENTORIES		
Stocks and Shares	**477.17**	132.75
Land	—	1.91
Stores and Spare Parts	**96.50**	90.49
Raw Materials	**1211.00**	824.69
Intermediates – Tissue paper and Paperboard	**38.81**	35.07
Stock in Process	**23.65**	20.35
Finished Goods	**680.90**	603.31
Total	**2528.03**	1708.57
Share of Joint Ventures - Schedule 19 (i) (b)	**15.05**	16.15
Grand Total	**2543.08**	1724.72
9. SUNDRY DEBTORS		
Over 6 months old		
Good and Secured	**2.50**	2.06
Good and Unsecured	**55.89**	24.85
Doubtful and Unsecured – Subsidiary (under Judicial Management)	**0.11**	0.11
– Others	**39.19**	39.54
Other Debts		
Good and Secured*	**199.60**	10.11
Good and Unsecured*	**361.39**	252.47
Doubtful and Unsecured	**0.04**	0.10
	658.72	329.24
Less : Provision for Doubtful Debts	**39.34**	39.75
	619.38	289.49
Less : Deposits from normal Trade Debtors – Contra	**10.10**	12.17
Total	**609.28**	277.32
Share of Joint Ventures - Schedule 19 (i) (b)	**11.66**	7.14
Grand Total	**620.94**	284.46

* Includes amounts receivable on liquidation of legacy assets acquired as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997, Rs. 216.95 Crores (2004 - Rs. Nil) including Rs. 161.54 Crores (2004 - Rs. Nil) not due within one year.

	As at 31st March, 2005 (Rs. in Crores)	As at 31st March, 2004 (Rs. in Crores)
10. CASH AND BANK BALANCES		
With Scheduled Banks		
On Current Accounts etc.	**61.06**	36.29
On Deposit Accounts	**16.67**	11.08
With Other Banks	**1.20**	14.64
Cash and Cheques on hand	**14.09**	18.58
Total	**93.02**	80.59
Share of Joint Ventures - Schedule 19 (i) (b)	**27.04**	19.79
Grand Total	**120.06**	100.38

Rs. 0.05 Crore (2004 - Rs. 0.05 Crore) on deposit in Karachi – Blocked Account considered doubtful, fully provided.

	As at 31st March, 2005 (Rs. in Crores)	As at 31st March, 2004 (Rs. in Crores)
11. OTHER CURRENT ASSETS		
Good and Partially Secured		
Deposit towards Property Options*	**42.19**	311.20
Good and Unsecured		
Deposits with Government, Public Bodies and Others	**95.59**	441.47
Interest accrued on Loans, Advances etc.	**0.68**	24.57
Interest accrued on Investments	**7.40**	6.05
Dividend Receivable	—	2.73
Fixed Assets held for sale (at lower of cost and estimated realisable value)	—	33.86 **
Doubtful and Unsecured		
Deposits with Government, Public Bodies and Others	**1.38**	1.40
	147.24	821.28
Less : Provision for Doubtful Deposits	**1.38**	1.40
Total	**145.86**	819.88
Share of Joint Ventures - Schedule 19 (i) (b)	**1.30**	2.52
Grand Total	**147.16**	822.40

* Rs. Nil (2004 - Rs. 147.80 Crores) secured against equitable mortgage of land.

** *Represents amount receivable consequent to an Arbitration settlement in respect of these assets. The difference between the book value and this value has been fully provided for in these Accounts in the previous year.*



SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	As at 31st March, 2005 (Rs. in Crores)	As at 31st March, 2004 (Rs. in Crores)
12. LOANS AND ADVANCES		
Good and Secured		
Loans to Others	—	147.00
Good and Unsecured		
Loans to Others *	34.58	38.61
Advances recoverable in cash or in kind or for value to be received **	211.04	219.36
Advances with Government and Public Bodies	344.10	291.16
Advance payment of Income-tax (net of provision)	3.24	8.56
Doubtful and Unsecured		
Loans	3.63	4.00
Advances recoverable in cash or in kind or for value to be received **	8.43	9.67
Advances with Government and Public Bodies	0.61	0.55
	605.63	718.91
Less : Provision for Doubtful Loans and Advances	12.67	14.22
Total	592.96	704.69
Share of Joint Ventures - Schedule 19 (i) (b)	1.54	1.13
Grand Total	594.50	705.82

* Includes Loans and Advances to Directors and to Company Secretary – Rs. 1.19 Crores (2004 - Rs. 1.53 Crores). The maximum indebtedness during the year was Rs. 1.55 Crores (2004 - Rs. 1.57 Crores).

** Includes Capital Advances of Rs. 83.52 Crores (2004 - Rs. 122.67 Crores).

	As at 31st March, 2005 (Rs. in Crores)	As at 31st March, 2004 (Rs. in Crores)
13. LIABILITIES		
Acceptances	3.01	2.02
Sundry Creditors		
Total outstanding dues of small scale industrial undertakings	4.18	2.22
Total outstanding dues of creditors other than small scale industrial undertakings*	1934.94	2869.41
Sundry Deposits	56.80	58.15
Unclaimed Dividend	16.50	14.10
Interest Accrued but not due on Loans	1.06	0.79
	2016.49	2946.69
Less : Deposits from normal Trade Debtors – Contra	10.10	12.17
Total	2006.39	2934.52
Share of Joint Ventures - Schedule 19 (i) (b)	34.96	30.12
Grand Total	2041.35	2964.64

* Includes amounts payable on acquisition of the Paperboards business Rs. 155.33 Crores (2004 - Rs. 194.16 Crores), including Rs. 116.50 Crores (2004 - Rs. 155.33 Crores) not due within one year.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	As at 31st March, 2005 (Rs. in Crores)	As at 31st March, 2004 (Rs. in Crores)
14. PROVISIONS		
Taxation (net of advance payment)	**159.72**	60.59
Provision for Retirement Benefits	**30.15**	27.43
Proposed Dividend	**773.25**	495.36
Income Tax on Proposed Dividend	**108.45**	63.47
Total	**1071.57**	646.85
Share of Joint Ventures - Schedule 19 (i) (b)	**0.61**	0.33
Grand Total	**1072.18**	647.18

		For the year ended 31st March, 2005 (Rs. in Crores)		For the year ended 31st March, 2004 (Rs. in Crores)
15. OTHER INCOME				
Profit / (Loss) on Sale, etc. of Stock in Trade – Net *		**6.85**		(4.58)
Miscellaneous Income		**64.51**		35.54
Licence Fees		**0.89**		0.11
Doubtful Debts, Claims and Advances - previous years		**1.88**		0.50
Gain on Exchange – Net		**6.68**		18.96
Income from Long Term Investments – Trade	**1.36**		0.91	
– Others	**19.36**	**20.72**	6.13	7.04
Income from Current Investments – Others		**104.43**		81.58
Interest on Loans and Deposits etc.		**11.87**		68.98
Profit on Sale of Fixed Assets		**0.02**		—
Profit on Sale of Long Term Investments		—		0.57
Liability no longer required Written Back		**40.22**		26.37
Total		**258.07**		235.07
Share of Joint Ventures - Schedule 19 (i) (b)		**0.89**		0.87
Grand Total		**258.96**		235.94
* Profit/(Loss) on Sale, etc. of Stock in Trade (Stocks, Shares and Land) – Net				
Sales		**530.19**		634.21
Less : Purchases		**867.63**		630.63
		(337.44)		3.58
Increase/(Decrease) in closing Stock in Trade		**344.29**		(8.16)
Profit/(Loss) on Stock in Trade		**6.85**		(4.58)

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	For the year ended 31st March, 2005 (Rs. in Crores)		For the year ended 31st March, 2004 (Rs. in Crores)	
16. RAW MATERIALS ETC.				
(a) RAW MATERIALS CONSUMED				
Opening Stock *	**824.96**		799.61	
Purchases	**2424.60**		2070.08	
	3249.56		2869.69	
Less:Closing Stock	**1211.00**	**2038.56**	824.69	2045.00
(b) PURCHASES AND CONTRACT MANUFACTURING CHARGES				
Cigarettes	**20.42**		13.90	
Agri Products	**569.01**		348.71	
Other Goods	**203.55**		165.14	
Packing Materials	**17.93**	**810.91**	11.63	539.38
(c) INCREASE / (DECREASE) IN FINISHED GOODS, INTERMEDIATES, STOCK IN PROCESS				
Opening Stock				
Cigarettes	**309.55**		215.58	
Smoking Tobaccos	**0.32**		0.44	
Printed Materials	**2.04**		1.15	
Agri Products	**135.00**		48.00	
Paper - Specialty Paper	**6.74**		5.53	
Paperboard	**28.74**		27.00	
Other Goods	**118.40**		49.48	
Packing Materials	**2.52**		4.48	
Intermediates - Tissue paper and Paperboard	**35.07**		22.28	
Stock in Process	**20.35**		23.90	
	658.73		397.84	
Closing Stock				
Cigarettes	**364.66**		309.55	
Smoking Tobaccos	**0.33**		0.32	
Printed Materials	**2.32**		2.04	
Agri Products	**147.14**		135.00	
Paper - Specialty Paper	**7.70**		6.74	
Paperboard	**44.52**		28.74	
Other Goods	**105.11**		118.40	
Packing Materials	**9.12**		2.52	
Intermediates - Tissue paper and Paperboard	**38.81**		35.07	
Stock in Process	**23.65**		20.35	
	743.36	**(84.63)**	658.73	(260.89)
Total		**2764.84**		2323.49
Less : Waste Material Sales		**10.66**		4.62
		2754.18		2318.87
Excise Duties etc. on Increase / (Decrease) of Finished Goods		**41.93**		66.83
		2796.11		2385.70
Less : One time cost relating to write down of inventories considered as exceptional item [see Schedule 19 (iii)(c)]		**40.00**		—
		2756.11		2385.70
Share of Joint Ventures - Schedule 19 (i)(b)		**29.15**		23.62
Grand Total		**2785.26**		2409.32

* Includes Raw material Rs. 0.27 Crore taken over on amalgamation of Ansal Hotels Limited with ITC Limited.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	For the year ended 31st March, 2005 (Rs. in Crores)		For the year ended 31st March, 2004 (Rs. in Crores)	
17. MANUFACTURING, SELLING ETC. EXPENSES				
Salaries / Wages and Bonus	**454.93**		400.88	
Contribution to Provident and Other Funds	**75.04**		84.57	
Workmen and Staff Welfare Expenses	**60.32**		51.77	
Recovery towards contractual remuneration	**(0.73)**	**589.56**	(2.58)	534.64
Consumption of Stores and Spare Parts		**121.87**		112.86
Power and Fuel		**227.26**		184.41
Rent		**63.00**		47.10
Rates and Taxes		**36.14**		27.89
Insurance		**41.83**		37.95
Repairs				
- Buildings		**28.58**		25.08
- Machinery		**49.46**		38.41
- Others		**18.27**		17.80
Outward Freight and Handling Charges		**262.51**		199.63
Advertising/Sales Promotion - Net		**229.92**		280.52
Market Research		**28.69**		27.59
Doubtful and Bad Debts		**3.63**		1.43
Doubtful and Bad Advances, Deposits etc.		**0.62**		0.49
Information Technology Services		**42.23**		25.35
Travelling and Conveyance		**137.99**		113.68
Training		**12.49**		8.88
Legal Expenses		**16.09**		16.14
Postage, Telephone, Telex, etc.		**27.90**		26.03
Brokerage and Discount - Sales		**3.98**		2.76
Brokerage and Discount - Others		**0.55**		2.89
Commission to Selling Agents		**17.75**		18.08
Loss on Sale of Current Investments - Net		**0.33**		1.35
Bank Charges		**3.26**		5.26
Investments written off		**0.05**		—
Interest etc. Paid				
- Debenture, Term Loans and Fixed Deposits	**0.01**		1.29	
- Others [also see Schedule 19 (iii)(a)]	**50.12**		32.67	
Less : Interest Received on Trading Debts, Deposits with Government Bodies etc.	**5.50**	**44.63**	4.86	29.10
Miscellaneous Expenses		**372.43**		216.01
Fixed Assets and Stores Discarded		**12.84**		17.72
Provision for diminution in value of Long Term Investments		**—**		5.45
		2393.86		2024.50
Deduct : Transfers to Fixed Assets etc. Accounts		**26.47**		9.00
Total		**2367.39**		2015.50
Share of Joint Ventures - Schedule 19 (i)(b)		**59.96**		34.82
Grand Total		**2427.35**		2050.32
18. PROVISION FOR TAXATION				
Current Tax		**906.66**		878.32
Deferred Tax		**44.97**		(89.08)
		951.63		789.24
Less : Adjustments related to previous years - Net				
Current Tax		**73.96**		151.74
Deferred Tax		**17.60**		(114.64)
		91.56		37.10
Total		**860.07**		752.14
Share of Joint Ventures - Schedule 19 (i)(b)		**2.80**		1.45
Grand Total		**862.87**		753.59

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

19. NOTES TO THE ACCOUNTS

(i) The Consolidated Financial Statements have been prepared in accordance with Accounting Standard 21 (AS 21) - "Consolidated Financial Statements", Accounting Standard 23 (AS 23) - "Accounting for Investments in Associates in Consolidated Financial Statements" and Accounting Standard 27 (AS 27) - "Financial Reporting of Interests in Joint Ventures", issued by The Institute of Chartered Accountants of India.

(a) The subsidiaries (which alongwith ITC Limited, the parent, constitute the Group) considered in the preparation of these consolidated financial statements are :

Name	Country of Incorporation	**Percentage of ownership interest as at 31st March, 2005**	Percentage of ownership interest as at 31st March, 2004
ITC Hotels Limited *	India	**—**	72.06
Srinivasa Resorts Limited	India	**68**	49 **
Fortune Park Hotels Limited	India	**99.99**	72.05 **
Bay Islands Hotels Limited	India	**100**	72.06 **
Surya Nepal Private Limited	Nepal	**59**	59
Landbase India Limited	India	**100**	70
BFIL Finance Limited	India	**100**	100
MRR Trading & Investment Company Limited (a 100% subsidiary of BFIL Finance Limited)	India	**100**	100
Russell Credit Limited	India	**100**	100
Greenacre Holdings Limited (a 100% subsidiary of Russell Credit Limited)	India	**100**	100
ITC Infotech India Limited	India	**100**	100
ITC Infotech Limited (a 100% subsidiary of ITC Infotech India Limited)	U.K.	**100**	100
ITC Infotech(USA), Inc. (a 100% subsidiary of ITC Infotech India Limited)	U.S.A.	**100**	100
Wills Corporation Limited	India	**100**	100
Gold Flake Corporation Limited	India	**100**	100

* Amalgamated with ITC Limited with effect from 1.4.2004.

** As subsidiaries of the erstwhile ITC Hotels Limited.

Further in accordance with AS 21, the subsidiaries not considered in the preparation of these Consolidated Financial Statements are :

ITC Global Holdings Pte. Limited, Singapore (a wholly owned subsidiary of ITC Limited) being under Judicial Management and its subsidiaries -

Hup Hoon Traders Pte. Limited, Singapore

AOZT "Hup Hoon", Moscow

Hup Hoon Impex Srl, Romania

Fortune Tobacco Company Limited, Cyprus

Fortune Tobacco Company, Inc., USA, and

BFIL Securities Limited (a wholly owned subsidiary of BFIL Finance Limited) which is under voluntary winding up.

The financial statements of all subsidiaries, considered in the consolidated accounts, are drawn upto 31st March other than for Surya Nepal Private Limited where it is upto 13th March.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(b) Interests in Joint Ventures :

The Group's interests in jointly controlled entities (incorporated Joint Ventures) are :

Name	Country of Incorporation	**Percentage of ownership interests as at 31st March, 2005**	Percentage of ownership interests as at 31st March, 2004
King Maker Marketing Inc., USA (KMM)	USA	**50**	50
Maharaja Heritage Resorts Limited	India	**50**	36.03
ITC Filtrona Limited (a joint venture of Gold Flake Corporation Limited)	India	**50**	50
CLI3L e-Services Limited (a joint venture of ITC Infotech India Limited)	India	**50**	50

The financial statements of the joint ventures, considered in the consolidated accounts, are drawn upto 31st March other than for ITC Filtrona Limited where it is upto 31st December. The financial statements of KMM included in these financial statements of the year ended 31st March, 2005 include the results for the period February 2004 to March 2005 consequent to the change in KMM's financial year.

The Group's interest in these joint ventures is accounted for using proportionate consolidation.

(c) Investments in associates :

The Group's associates are :

Name	Country of Incorporation	**Percentage of ownership interest as at 31st March, 2005**	Percentage of ownership interest as at 31st March, 2004
Ansal Hotels Limited *	India	—	34.25
Gujarat Hotels Limited	India	**45.78**	45.78
International Travel House Limited	India	**48.96**	48.96
Megatop Financial Services and Leasing Limited	India	**24.50**	24.50
Newdeal Finance and Investment Limited	India	**24.50**	24.50
Peninsular Investments Limited	India	**25.57**	25.57
Russell Investments Limited	India	**25.43**	25.43
Asia Tobacco Company Limited	India	**47.03**	47.03
Classic Infrastructure and Development Limited	India	**42.35**	42.35
Minota Aquatech Limited	India	**40**	40

* Amalgamated with ITC Limited with effect from 1.4.2004.

The financial statements of all associates, considered in the consolidated accounts, are drawn upto 31st March.

These investments have been accounted for using the equity method whereby the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of net assets. During the year the group has received dividend aggregating Rs. 0.80 Crore (2004 - Rs. 1.13 Crores) in respect of the investments in associates.

(d) These Consolidated Financial Statements are based, in so far as they relate to amounts included in respect of subsidiaries, associates and joint ventures on the audited financial statements prepared for consolidation in accordance with the requirements of AS 21, AS 23 and AS 27 by each of the included entities.

(ii) In accordance with the Scheme of Amalgamation of ITC Hotels Limited (ITC HL) and Ansal Hotels Limited (AHL) as approved by members and the Hon'ble High Courts at Calcutta and Delhi, the assets and liabilities of ITC HL (an erstwhile subsidiary of ITC Limited) and AHL (an associate of ITC HL) were transferred to and vested in ITC Limited with effect from 1st April, 2004.

Pursuant to the Scheme of Amalgamation 12,12,747 Ordinary Shares of Rs.10.00 each are to be issued to the shareholders

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

of ITC HL and AHL which, pending allotment, have been included in the Share Capital Suspense Account as at 31st March, 2005 (Schedule 1A) and the Group's increase in interests in these has been appropriately dealt with in these financial statements.

Further, earlier unrecognised deferred tax assets of Rs. 18.73 Crores on carry forward of business losses of AHL have been recognised as an adjustment to revenue reserves pursuant to Accounting Standard 22 – Accounting for Taxes on Income – read with Accounting Standard Interpretation 11 issued by The Institute of Chartered Accountants of India.

(iii) Exceptional Items comprise of	**(Rs. in Crores)**
a) Provision for taxes and interest thereon on cigarettes and smoking mixtures reversed in view of favourable Court verdict in January 2005 (including Rs. 243.57 Crores relating to the period April to December 2004)	1365.64
b) Settlement of Excise claims for the period March 1, 1983 to February 28, 1987 in terms of the Deed of Settlement	(350.00)
c) One time cost relating to write down of inventories and restructuring of employees' compensation arrangements	(92.70)
d) Excess of cost over fair value of Current Investment in preference shares of ICICI Bank Limited, originally subscribed to by a wholly-owned subsidiary at the time of disengagement from, and restructuring of, the financial service businesses	(230.88)
Items (a) to (c) relate to FMCG Businesses	
Total (2004 Rs. Nil)	**692.06**
Income Tax thereon	
Current Tax	78.50
Deferred Tax	259.23
Exceptional Items (Net of Tax)	**354.33**

(iv) (a) Claims against the Company not acknowledged as debts Rs. 121.40 Crores (2004 – Rs. 218.52 Crores). These comprise:

- Excise Duty, Sales Taxes and Indirect Taxes claims disputed by the Company relating to issues of applicability and classification aggregating Rs. 28.18 Crores (2004 – Rs. 42.30 Crores)
- Local Authority Taxes/Cess/Royalty on property, utilities, etc. claims disputed by the Company relating to issues of applicability and determination aggregating Rs. 40.95 Crores (2004 – Rs. 31.56 Crores)
- Third party claims arising from disputes relating to contracts aggregating Rs. 39.26 Crores (2004 – Rs. 126.33 Crores)
- Other matters Rs. 13.01 Crores (2004 – Rs. 18.33 Crores)

(b) Guarantees and Counter Guarantees outstanding

- Excise Rs. 28.28 Crores (2004 – Rs. 5.02 Crores)
- Others Rs. 68.68 Crores (2004 – Rs. 57.25 Crores)

(c) Uncalled liability on shares partly paid Rs. 3.13 Crores (2004 – Rs. 3.13 Crores)

(v) The status on excise matters which is treated as an annexure to these accounts are as outlined in this year's Report of the Directors of ITC Limited under the Excise section. In the opinion of the Directors, the Company does not accept any further liability.

(vi) In respect of Russell Credit Limited, the Counter Offer to the shareholders of VST Industries Limited, in accordance with the SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, as a competitive bid, pursuant to the Counter Offer by the Company and the other Acquirer, closed on 13th June, 2001. During the currency of the Public Offer, a petition was filed by an individual in the High Court at Calcutta, seeking an injunction against the Company's offer. The High Court at Calcutta while refusing to grant such an injunction, instructed that the acquisition of shares pursuant to the Counter Offer by the Company and the other Acquirer, would be subject to the final Order of the High Court, which is awaited.

Similar petitions filed by an individual and two shareholders, in the High Courts of Delhi at New Delhi and Andhra Pradesh at Hyderabad, had earlier been dismissed by the respective High Courts.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(vii) Earnings per share

	2005	2004
Earnings per share has been computed as under :		
(a) Net Profit (Rs. Crores)	**2245.42**	1616.01
(b) Exceptional Items (net of tax) (Rs. Crores)	**354.33**	—
(c) Net Profit before Exceptional Items (net of tax) (Rs. Crores)	**1891.09**	1616.01
(d) Weighted average number of Ordinary Shares outstanding	**24,79,08,818**	24,75,50,023
(e) Number of Shares in Share Capital Suspense	**12,12,747**	—
(f) Total (d) + (e)	**24,91,21,565**	24,75,50,023
(g) Effect of potential ordinary shares on Employee Stock Options outstanding	**7,61,021**	4,82,056
(h) Weighted average number of ordinary shares in computing diluted earnings per share [(f) + (g)]	**24,98,82,586**	24,80,32,079
(i) Earnings per share on Net Profit before exceptional items (Face Value Rs.10/- per share)		
- Basic [(c) / (f)]	**Rs. 75.91**	Rs. 65.28
- Diluted [(c) / (h)]	**Rs. 75.68**	Rs. 65.15
(j) Earnings per share on Net Profit (Face Value Rs.10/- per share)		
- Basic [(a) / (f)]	**Rs. 90.13**	Rs. 65.28
- Diluted [(a) / (h)]	**Rs. 89.86**	Rs. 65.15

(viii) Research and Development expenses for the year amount to Rs. 25.05 Crores (2004 – Rs. 23.93 Crores).

(ix) Retirement Benefits in respect of Pension, Gratuity etc. are provided for based on Actuarial Valuations as at the Balance Sheet date.

(x) The Group's significant leasing arrangements are in respect of operating leases for premises (residential, office, stores, godowns etc.). These leasing arrangements which are not non-cancellable range between 11 months and 9 years generally, or longer, and are usually renewable by mutual consent on mutually agreeable terms. The aggregate lease rentals payable are charged as Rent under Schedule 17.

(xi) Directors' Remuneration

	For the year ended 31st March, 2005 (Rs. in Crores)	For the year ended 31st March, 2004 (Rs. in Crores)
Salaries	**2.79**	2.13
Performance Bonus to Wholetime Directors	**2.21**	1.28
Other Benefits	**0.56**	0.49
Commission, etc. to Non Wholetime Directors	**0.32**	0.36
Directors' Fees	**0.12**	0.09
	6.00	4.35

The above excludes contribution to the approved group pension and gratuity funds which are actuarially determined on an overall basis.

(xii) Landbase India Limited has incurred an expenditure of Rs. 1.05 Crores on erection of 11 KVA Feeder Line from Tauru Sub Station to Classic Golf Resort. Considering the nature of expenditure as being enduring in nature, the same is being amortised over a period of 10 years. Accordingly, an amount of Rs. 0.74 Crore (2004 – Rs. 0.85 Crore) has been treated as Deferred Revenue Expenditure and disclosed under Miscellaneous Expenditure (to the extent not written off or adjusted) after amortising an amount of Rs. 0.11 Crore (2004 – Rs. 0.10 Crore) (disclosed under Schedule 17 under Manufacturing, Selling etc. Expenses).

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

20. SEGMENT REPORTING

PRIMARY SEGMENT INFORMATION (BUSINESS SEGMENTS) (Rs. in Crores)

	2005			2004		
1. Segment Revenue	**External Sales**	**Inter Segment Sales**	**Total**	External Sales	Inter Segment Sales	Total
FMCG - Cigarettes	**10324.99**	**—**	**10324.99**	9522.71	—	9522.71
FMCG - Others	**562.57**	**1.33**	**563.90**	303.26	0.58	303.84
FMCG - Total	**10887.56**	**1.33**	**10888.89**	9825.97	0.58	9826.55
Hotels	**623.34**	**4.43**	**627.77**	444.61	6.22	450.83
Agri Business	**1193.47**	**586.59**	**1780.06**	1258.53	423.03	1681.56
Paperboards, Paper and Packaging	**973.76**	**591.55**	**1565.31**	727.54	512.33	1239.87
Others	**247.34**	**—**	**247.34**	125.19	—	125.19
Segment Total	**13925.47**	**1183.90**	**15109.37**	12381.84	942.16	13324.00
Eliminations			**(1183.90)**			(942.16)
Consolidated Total			**13925.47**			12381.84
2. Segment Results						
FMCG - Cigarettes			**2334.55**			2074.89
FMCG - Others			**(195.17)**			(174.49)
FMCG - Total			**2139.38**			1900.40
Hotels			**159.71**			73.18
Agri Business			**96.41**			89.80
Paperboards, Paper and Packaging			**279.99**			229.85
Others			**48.96**			11.46
Segment Total			**2724.45**			2304.69
Eliminations			**(17.33)**			6.36
Consolidated Total			**2707.12**			2311.05
Unallocated corporate expenses net of unallocated income			**32.24**			38.40
Profit before interest, etc., exceptional items and taxation			**2674.88**			2272.65
Interest etc. paid - Net, not allocable to Segments			**44.75**			26.16
Interest on loans and deposits, income from current and long term investments, profit and loss on sale of investments etc., not allocable to segments			**137.33**			145.34
Profit before Taxation and exceptional items			**2767.46**			2391.83
Provision for Taxation			**862.87**			753.59
Profit after Taxation before exceptional items			**1904.59**			1638.24
Exceptional items (net of taxes) [see schedule 19(iii)]			**354.33**			—
3. Profit after Taxation before Share of Results of Associates			**2258.92**			1638.24
Share of Net Profit / (Loss) of Associates			**2.07**			(4.30)
4. Profit after Taxation before Minority Interests			**2260.99**			1633.94

Other Information

	2005		2004	
	Segment Assets	**Segment Liabilities***	Segment Assets	Segment Liabilities*
FMCG - Cigarettes	**2234.38**	**899.26**	2461.40	802.46
FMCG - Others	**362.52**	**83.91**	274.10	44.06
FMCG - Total	**2596.90**	**983.17**	2735.50	846.52
Hotels	**1564.89**	**115.82**	1285.68	121.52
Agri Business	**874.16**	**123.32**	636.05	150.90
Paperboards, Paper and Packaging	**2077.33**	**365.33**	1794.51	364.41
Others	**743.72**	**87.98**	369.42	72.90
Segment Total	**7857.00**	**1675.62**	6821.16	1556.25
Unallocated Corporate Assets/Liabilities	**4101.89**	**2281.44**	4172.14	2870.49
Total	**11958.89**	**3957.06**	10993.30	4426.74

	2005			2004		
	Capital Expenditure	**Depreciation**	**Non Cash expenditure other than depreciation**	Capital Expenditure	Depreciation	Non Cash expenditure other than depreciation
FMCG - Cigarettes	**130.20**	**123.26**	**12.29**	75.24	109.72	4.88
FMCG - Others	**58.31**	**7.06**	**0.42**	26.51	4.93	0.02
FMCG - Total	**188.51**	**130.32**	**12.71**	101.75	114.65	4.90
Hotels	**325.09**	**55.51**	**1.99**	65.86	43.15	5.31
Agri Business	**62.74**	**27.87**	**2.01**	62.45	20.13	(0.56)
Paperboards, Paper and Packaging	**184.55**	**102.88**	**8.26**	471.31	79.40	5.24
Others	**9.08**	**13.61**	**1.68**	41.55	11.13	12.49
Segment Total	**769.97**	**330.19**	**26.65**	742.92	268.46	27.38

* Segment Liabilities of FMCG- Cigarettes is before considering provision of Rs. 337.25 Crores (2004- Rs. 1366.34 Crores) in respect of disputed State Taxes, the levy / collection of which has been stayed. These have been included under 'Unallocated Corporate Liabilities'.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

20. SEGMENT REPORTING (Contd.)

External sales comprise :	**2005**	2004
Sale	**13918.62**	12386.42
Profit / (Loss) on Sale, etc. of Stock in Trade (Stocks,Shares and Land) - Net	**6.85**	(4.58)
Total	**13925.47**	12381.84

SECONDARY SEGMENT INFORMATION (GEOGRAPHICAL SEGMENTS)

(Rs. in Crores)

	2005	2004
1. **Segment Revenue**		
— Within India	**12409.76**	10982.17
— Outside India	**1515.71**	1399.67
Total Revenue	**13925.47**	12381.84
2. **Segment Assets**		
— Within India	**7623.02**	6639.48
— Outside India	**233.98**	181.68
Total Assets	**7857.00**	6821.16
3. **Capital Expenditure**		
— Within India	**756.83**	731.50
— Outside India	**13.14**	11.42
Total Capital Expenditure	**769.97**	742.92

NOTES

(1) ITC Group's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Group is currently focussed on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Group's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes — Cigarettes and Smoking mixtures and components thereof.

: Others — Branded Garments, Greeting, Gifting & Stationery, Packaged Foods (Staples, Confectionery, Snack Foods, Ready to Eat Foods).

— Agarbattis and Matches sourced from the small scale sector.

Hotels — Hoteliering.

Paperboards, Paper and Packaging — Paperboards, Paper including Specialty Paper & Packaging.

Agri Business — Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

Others — Information Technology services, Investments, Golf, Resorts and Real Estate.

(3) The Group companies and joint ventures have been included in segment classification as follows :

FMCG : Cigarettes — Surya Nepal Private Limited and joint ventures ITC Filtrona Limited and King Maker Marketing Inc., USA.

: Others — Surya Nepal Private Limited

Hotels : *Srinivasa Resorts Limited, Fortune Park Hotels Limited and Bay Islands Hotels Limited and a joint venture Maharaja Heritage Resorts Limited.*

Others : ITC Infotech India Limited and its subsidiaries ITC Infotech Limited and ITC Infotech (USA), Inc., Russell Credit Limited and its subsidiary Greenacre Holdings Limited, BFIL Finance Limited and its subsidiary MRR Trading & Investment Company Limited, Wills Corporation Limited, Gold Flake Corporation Limited and Landbase India Limited, and a joint venture CLI3L e-Services Limited.

(4) The geographical segments considered for disclosure are :

— Sales within India

— Sales outside India

(5) Segment results of the new business activities namely 'FMCG : Others' largely reflect start up and business development costs.

(6) In its Hotels business, the Group has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 1449 Crores (31.03.2004 - Rs. 1164 Crores) includes Rs. 428 Crores (31.03.2004 - Rs. 829 Crores) relating to investments in hotels which became operational in the least three years. The segment results are net of the depreciation charge of the newly opened hotels and the holding cost in respect of Hotel Searock which has been the subject matter of a prolonged legal dispute. This matter has since been mutually resolved to the benefit of the Company.

(7) The Group's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the year are after absorbing costs relating to the expansion of the strategic e-Choupal initiatives.

(8) The Hotels Segment incorporates the impact of the amalgamation of erstwhile Ansal Hotels limited, a former associate of the group effective 1.4.2004.

(9) Unallocated corporate assets include Rs. 235 Crores (31.03.2004 - Rs. 801 Crores) being legacy assets acquired by ITC Limited as part and parcel of the Schemes facilitating exit from Financial Services and Edible Oil Businesses in 1997.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

21. RELATED PARTY DISCLOSURES

1. ENTERPRISES WHERE CONTROL EXISTS :

Entities, other than subsidiaries, under the control of the Group :

a) ITC Sangeet Research Academy

b) ITC Education Trust

c) ITC Rural Development Trust

The following have not been considered :

a) ITC Global Holdings Pte. Limited, Singapore being under Judicial Management and its subsidiaries

Hup Hoon Traders Pte. Ltd., Singapore

AOZT "Hup Hoon", Moscow

Hup Hoon Impex Srl, Romania

Fortune Tobacco Co. Ltd., Cyprus

Fortune Tobacco Company, Inc., USA, and

b) BFIL Securities Limited (a subsidiary of BFIL Finance Ltd.)
which is under voluntary winding up proceedings.

2. OTHER RELATED PARTIES WITH WHOM THE GROUP HAD TRANSACTIONS, etc.

i) Associates & Joint Ventures :

Associates

a) Ansal Hotels Limited (amalgamated with ITC Limited with effect from 01.04.2004)

b) Gujarat Hotels Limited

c) Megatop Financial Services and Leasing Limited

d) Newdeal Finance and Investment Limited

e) Peninsular Investments Limited

f) Russell Investments Limited

g) Asia Tobacco Company Limited

h) Classic Infrastructure & Development Limited

i) International Travel House Limited
- being associates of the Group, and

j) Tobacco Manufacturers (India) Limited, UK
of which ITC Limited is an associate.

Joint Ventures

a) King Maker Marketing Inc., USA

b) ITC Filtrona Limited

c) Maharaja Heritage Resorts Limited

d) CLI3L e-Services Limited

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

21. RELATED PARTY DISCLOSURES (Contd.)

ii) Key Management Personnel :

Y.C. Deveshwar	Executive Chairman
A. Singh	Executive Director
K. Vaidyanath	Executive Director
S.S.H. Rehman	Executive Director
Y.P. Gupta	Non-Executive Director
C.R. Green	Non-Executive Director
P.B. Ramanujam	Non-Executive Director
B. Sen	Non-Executive Director
Ram S. Tarneja	Non-Executive Director
B. Vijayaraghavan	Non-Executive Director
Ajeet Prasad	Non-Executive Director
J.B. Stevens	Non-Executive Director (resigned w.e.f. 21.01.05)
J. P. Daly	Non-Executive Director (w.e.f. 21.01.05)
K.S. Vaidyanathan	Member - Corporate Management Committee
A. Nayak	Permanent Invitee - Corporate Management Committee
R. Srinivasan	Permanent Invitee - Corporate Management Committee
R. G. Jacob	Special Invitee - Corporate Management Committee (w.e.f. 23.08.04)

iii) Employees' Benefit Plans where there is significant influence :

a) IATC Provident Fund

b) IATC Staff X Provident Fund

c) ITC Management Staff Gratuity Fund

d) ITC Gratuity Fund

e) ITC Gratuity Fund 'B'

f) ITC Gratuity Fund 'C'

g) ITC Pension Fund

h) ILTD Seasonal Employees' Pension Fund

i) ITC Platinum Jubilee Pension Fund

j) Tribeni Tissues Limited Provident Fund

k) Tribeni Tissues Limited Gratuity Fund

l) ITC Bhadrachalam Paperboards Limited Management Staff Pension Fund

m) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'A'

n) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'B'

o) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'C'

p) ITC Bhadrachalam Paperboards Limited Staff Provident Fund

21. RELATED PARTY DISCLOSURES (Contd.)

3. DISCLOSURE OF TRANSACTIONS BETWEEN THE GROUP AND RELATED PARTIES AND THE STATUS OF OUTSTANDING BALANCES

(Rs. in Crores)

	Enterprises where control exists		Associates & Joint Ventures		Key Management Personnel		Employee Trusts	
	2005	2004	2005	2004	2005	2004	2005	2004
1. Sale of Goods / Services			40.22	37.27				
2. Purchase of Goods / Services			128.55	119.74				
3. Acquisition cost of Fixed Assets				1.07				
4. Sale of Fixed Assets			0.10	3.03				
5. Investments made in								
-CLI3L e- Services Limited				14.98				
-Maharaja Heritage Resorts Limited				0.85				
6. Sale of Equity Shares of Ansal Hotels Limited to Associates & Joint Ventures (Rs. 2,600/-)			...					
7. Interest Income			3.46	21.06	0.04	0.05		
8. Remuneration to Key Management Personnel								
-Directors (see Schedule 19(xi))					6.00	4.35		
-Others					1.58	1.28		
9. Rent Paid			1.65	1.55				
10. Reimbursement of Contractual Remuneration			0.77	0.07				
11. Remuneration of managers on deputation recovered			1.14	2.14				
12. Donations	8.85	1.13						
13. Contributions to Employees' Benefit Plans							55.29	62.21
14. Dividend income			1.92	4.69				
15. Dividend payments			132.37	99.28	0.10	0.01		
16. Expenses recovered	0.02	0.02	5.33	3.53				
17. Expenses reimbursed			2.05	1.39				
18. Loans given			196.22	185.12	0.03	0.15		
19. Receipt towards Loan Repayment			196.22	178.12	0.37	0.06		
20. Advances Given			1.50	2.45				
21. Advances Received				0.18				
22. Receipt towards refund of Advances			0.85	2.74				
23. Deposits received during the year			0.58	2.62				
24. Receipt towards refund of Deposits			112.63			0.04		
25. Balances as on 31st March								
i) Debtors / Receivables			38.24	25.52				
ii) Advances Given			11.86	14.76			0.52	
iii) Loans Given				147.00	1.24	1.52		
iv) Deposits with (including Deposits towards Property Options)			42.29	154.92				
v) Deposits From			3.25	3.24				
vi) Creditors / Payables			5.77	6.39				
26. In addition, remuneration of managers on deputation, absorbed	0.03	0.08	0.65	0.30				

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

22. SIGNIFICANT ACCOUNTING POLICIES

IT IS GROUP CORPORATE POLICY

Convention

To prepare financial statements in accordance with applicable Accounting Standards in India. A summary of important accounting policies, which have been applied consistently, is set out below.

Basis of Accounting

To prepare financial statements in accordance with the historical cost convention modified by revaluation of certain Fixed Assets as and when undertaken as detailed below.

Fixed Assets

To state Fixed Assets at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses related to acquisition. In respect of major projects involving construction, related pre-operational expenses form part of the value of assets capitalised. Expenses capitalised also include applicable borrowing costs. To adjust the original cost of imported Fixed Assets acquired through foreign currency loans at the end of each financial year by any change in liability arising out of expressing the outstanding foreign loan at the rate of exchange prevailing at the date of Balance Sheet.

To capitalise software where it is expected to provide future enduring economic benefits. Capitalisation costs include licence fees and costs of implementation / system integration services. The costs are capitalised in the year in which the relevant software is implemented for use.

All upgradation / enhancements are generally charged off as revenue expenditure unless they bring similar significant additional benefits.

Depreciation

To calculate depreciation on Fixed Assets and Trademarks in a manner that amortises the cost of the assets after commissioning, over their estimated useful lives or lives based on the rates specified in Schedule XIV to the Companies Act, 1956, whichever is lower, by equal annual instalments. Leasehold properties are amortised over the period of the lease.

Capitalised software costs are amortised over a period of five years.

Revaluation of Assets

As and when Fixed Assets are revalued, to adjust the provision for depreciation on such revalued Fixed Assets, where applicable, in order to make allowance for consequent additional diminution in value on considerations of age, condition and unexpired useful life of such Fixed Assets; to transfer to Revaluation Reserve the difference between the written up value of the Fixed Assets revalued and depreciation adjustment and to charge Revaluation Reserve Account with annual depreciation on that portion of the value which is written up.

Investments

To state Current Investments at lower of cost and fair value; and Long Term Investments, other than in associates, at cost. Where applicable, provision is made where there is a permanent fall in valuation of Long Term Investments.

To account for investments in associates using the equity method.

Interests in Joint Ventures

To account for interests in jointly controlled entities (incorporated Joint Ventures) using proportionate consolidation.

Goodwill on consolidation

To state goodwill arising on consolidation at cost, and to recognise, where applicable, any impairment.

Inventories

To state inventories including work-in-progress at cost or below. The cost is calculated on weighted average method. Cost comprises expenditure incurred in the normal course of business in bringing such inventories to its location and includes, where applicable, appropriate overheads based on normal level of activity. Obsolete, slow moving and defective inventories are identified at the time of physical verification of inventories and, where necessary, provision is made for such inventories.

22. SIGNIFICANT ACCOUNTING POLICIES (Contd.)

Sales

To state net sales after deducting taxes and duties from invoiced value of goods and services rendered.

Investment Income

To account for Income from Investments on an accrual basis, inclusive of related tax deducted at source.

Proposed Dividend

To provide for Dividends (including income tax thereon) in the books of account of the parent as proposed by the Directors, pending approval at the Annual General Meeting.

To account for dividends (including income tax thereon) of associates, joint ventures and subsidiaries when paid.

Retirement Benefits

To make regular monthly contributions to various Provident Funds, Pension Funds and Gratuity Funds which are charged against revenue. To also charge against revenue, actual disbursements made, when due, under the Workers' Voluntary Retirement Scheme.

To administer through duly constituted and approved independent trusts, various Funds in respect of Employees' Retirement Benefit Schemes, with the exception of Provident Fund and Family Pension contributions in respect of Unionised Staff which are statutorily deposited with the Government.

Lease Rentals

To charge Rentals in respect of leased equipment to the Profit and Loss Account.

Research and Development

To write off all expenditure other than capital expenditure on Research and Development in the year it is incurred.

Capital expenditure on Research and Development is included under Fixed Assets.

Taxes on Income

To provide and determine Current tax as the amount of tax payable in respect of taxable income for the period.

To provide and recognise Deferred tax on timing differences between taxable income and accounting income subject to consideration of prudence.

Not to recognise Deferred tax assets on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

Foreign Currency Translation

To account for transactions in foreign currency at the exchange rate prevailing on the date of transactions. Gains/losses arising out of fluctuations in the exchange rates are recognised in Profit and Loss in the period in which they arise except in respect of imported Fixed Assets where exchange variance is adjusted in the carrying amount of the respective Fixed Asset.

To account for differences between the forward exchange rates and the exchange rates at the date of transactions, as income or expense over the life of the contracts, except in respect of liabilities incurred for acquiring imported Fixed Assets, in which case such differences are adjusted in the carrying amount of the respective Fixed Asset.

To account for profit/loss arising on cancellation or renewal of forward exchange contracts as income/expense for the period, except in case of forward exchange contracts relating to liabilities incurred for acquiring imported Fixed Assets, in which case such profit/loss are adjusted in the carrying amount of the respective Fixed Asset.

To account for gains/losses on foreign exchange rate fluctuations relating to current assets and liabilities at the year end.

To translate the financial statement of non-

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

22. SIGNIFICANT ACCOUNTING POLICIES (Contd.)

integral foreign operations by recording the exchange difference arising on translation of assets/liabilities and income/expenses in a foreign currency translation reserve.

Claims

To disclose claims against the Group not acknowledged as debts after a careful evaluation of the facts and legal aspects of the matter involved.

Segment Reporting

To identify segments based on the dominant source and nature of risks and returns and the internal organisation and management structure.

To account for inter segment revenue on the basis of transactions which are primarily market led.

To include under "Unallocated Corporate Expenses" revenue and expenses which relate to the enterprise as a whole and are not attributable to segments.

Financial and Management Information Systems

To practise an Integrated Accounting System which unifies both Financial Books and Costing Records. The books of account and other records have been designed to facilitate compliance with the relevant provisions of the Companies Act on one hand, and meet the internal requirements of information and systems for Planning, Review and Internal Control on the other. To ensure that the Cost Accounts are designed to adopt Costing Systems appropriate to the business carried out by the Division with each Division incorporating into its Costing System, the basic tenets and principles of Standard Costing, Budgetary Control and Marginal Costing as appropriate.

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

Kolkata,
27th May, 2005


ITC Limited

REPORT OF THE AUDITORS TO THE BOARD OF DIRECTORS OF ITC LIMITED

We have audited the attached consolidated balance sheet of ITC Limited and its subsidiaries (the Group) as at 31st March, 2005, and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date, annexed thereto. These consolidated financial statements are the responsibility of ITC Limited's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of ITC Limited incorporate the accounts of the erstwhile ITC Hotels Limited and Ansal Hotels Limited for the year ended 31st March, 2005 which have been audited by their auditors and whose reports have been considered by us.

We did not audit the financial statements of certain subsidiaries and joint ventures, whose financial statements reflect the Group's share of total assets of Rs. 1214.97 crores as at 31st March, 2005 and the Group's share of total revenues of Rs. 681.04 crores for the year ended on that date, and net cash outflows amounting to Rs. 33.21 crores for the year ended on that date and associates whose financial statements reflect the Group's share of profit upto 31st March, 2005 of Rs. 14.31 crores and the Group's share of profit of Rs. 2.07 crores for the year ended on that date as considered in the consolidated financial statements. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these subsidiaries, joint ventures and associates, is based solely on the reports of the other auditors.

We report that the consolidated financial statements have been prepared by ITC's management in accordance with the requirements of Accounting Standard 21, Consolidated Financial Statements, Accounting Standard 23, Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27, Financial Reporting of Interest in Joint Ventures issued by the Institute of Chartered Accountants of India.

Based on our audit and on consideration of the reports of other auditors on separate financial statements and on the other financial information of the components, in our opinion and to the best of our information and according to the explanations given to us, the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated balance sheet, of the state of affairs of ITC Limited Group as at 31st March, 2005;

(b) in the case of the consolidated profit and loss account, of the profit for the year ended on that date, and

(c) in the case of the consolidated cash flow statement, of the cash flows for the year ended on that date.

For A.F. Ferguson & Co.
Chartered Accountants
M. S. DHARMADHIKARI
Partner
Membership No. 30802

Kolkata,
May 27, 2005

ITC Limited

STATEMENT REGARDING SUBSIDIARY COMPANIES

Rs. in Crores

Name of the Subsidiary Company	Issued and Subscribed Share Capital	Reserves	Total Assets	Total Liabilities	Investments			Turnover	Profit/(Loss) before Taxation	Provision for Taxation	Profit/ (Loss) after Taxation	Proposed Dividend
					Long Term	Current	Total					
Srinivasa Resorts Limited	24.00	19.38	52.52	52.52	...	—	...	51.24	18.38	6.17	12.21	3.60
Fortune Park Hotels Limited	0.45	1.67	2.14	2.14	—	0.25	0.25	3.28	1.10	0.41	0.69	0.07
Bay Islands Hotels Limited	0.12	7.73	7.85	7.85	—	—	—	0.44	0.39	0.14	0.25	0.02
ITC Infotech India Limited	25.20	(23.25)	113.44	113.44	15.00	—	15.00	130.28	0.91	(1.13)	2.04	—
ITC Infotech Limited, UK*	5.65	11.28	16.93	16.93	—	—	—	111.82	12.98	4.00	8.98	5.65[@]
ITC Infotech (USA), Inc. $	20.56	(18.67)	1.89	1.89	—	—	—	21.53	(2.12)	0.02	(2.14)	—
Russell Credit Limited	646.48	43.56	691.25	691.25	64.46	—	64.46	18.18	17.49	4.63	12.86	15.00[@1]
Greenacre Holdings Limited	33.06	5.46	38.52	38.52	—	5.16	5.16	2.25	1.17	0.37	0.80	—
Wills Corporation Limited	4.88	1.26	6.15	6.15	—	5.53	5.53	0.32	0.25	...	0.25	1.00[@1]
Gold Flake Corporation Limited	16.00	2.11	18.11	18.11	4.13	13.96	18.09	1.77	1.74	—	1.74	5.00[@1]
Landbase India Limited	4.00	6.11	38.12	38.12	...	—	...	10.88	(1.51)	0.47	(1.04)	—
BFIL Finance Limited	20.00	(63.99)	8.25	8.25	...	N.A.	...	26.02	21.14	—	21.14	—
MRR Trading & Investment Company Limited	0.05	(0.04)	...	...	—	—	—	—	—	—	—	—
Surya Nepal Pvt. Ltd., Nepal #	21.00	96.50	117.50	117.50	5.27	—	5.27	252.66	36.26	9.91	26.35	6.30[@2]

@ paid to its holding company, ITC Infotech India Limited (Average Exchange Rate on the date of repatriation of Dividend was 1GBP = Rs. 83.4120)

@1 *paid as interim dividend to the Company*

@2 paid to the Company (Exchange Rate on the date of repatriation of Dividend was 1 NR = Re. 0.625)

* Converted into Indian Rupees at the Exchange rate, 1GBP = Rs. 82.33 as on 31.3.2005

$ Converted into Indian Rupees at the Exchange rate, 1USD = Rs. 43.745 as on 31.3.2005

\# Converted into Indian Rupees at the Exchange rate, 1NR = Re. 0.625 as on 13.3.2005, which is same as on 31.3.2005

Notes

i) The subsidiaries not considered in the preparation of the above statement are :

a) ITC Global Holdings Pte. Limited, Singapore (a wholly owned subsidiary of ITC Limited) being under Judicial Management and its subsidiaries -

Hup Hoon Traders Pte. Limited, Singapore
AOZT "Hup Hoon", Moscow
Hup Hoon Impex Srl, Romania
Fortune Tobacco Company Limited, Cyprus
Fortune Tobacco Company, Inc., U.S.A., and

b) *BFIL Securities Limited (a wholly owned subsidiary of BFIL Finance Limited) which is under voluntary winding up.*

ii) *The aforesaid data in respect of the subsidiaries are as on 31st March, 2005 other than Surya Nepal Private Limited where it is as on 13th March, 2005.*

ITC Limited

TEN YEARS AT A GLANCE

Operating Results 1996-2005

(Rs. in Crores)

	1996	1997	1998	1999	2000	2001	2002	2003	2004	**2005**
GROSS INCOME	5187.86	5990.60	6923.75	7700.96	8069.37	8827.11	9982.46	11194.47	12039.92	**13585.39**
Excise Duties etc.	2579.63	3078.09	3693.94	4063.25	4133.89	4474.52	4780.86	5159.10	5344.60	**5710.13**
Net Income	2608.23	2912.51	3229.81	3637.71	3935.48	4352.59	5201.60	6035.37	6695.32	**7875.26**
Cost of Sales	2024.36	2142.74	2271.46	2443.30	2475.45	2516.44	3155.96	3712.00	4109.85	**4846.89**
PBDIT	583.87	769.77	958.35	1194.41	1460.03	1836.15	2045.64	2323.37	2585.47	**3028.37**
PBDT	499.97	649.68	877.33	1040.32	1347.48	1740.24	1978.71	2293.53	2560.68	**2985.94**
Depreciation	47.74	63.03	85.85	102.29	118.53	139.94	198.45	237.34	241.62	**312.87**
PBIT	536.13	706.74	872.50	1092.12	1341.50	1696.21	1847.19	2086.03	2343.85	**2715.50**
PROFIT BEFORE TAX	452.23	586.65	791.48	938.03	1228.95	1600.30	1780.26	2056.19	2319.06	**2673.07**
Tax	191.15	239.75	265.28	314.61	436.51	594.04	590.54	684.84	726.21	**836.00**
PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEMS	261.08	346.90	526.20	623.42	792.44	1006.26	1189.72	1371.35	1592.85	**1837.07**
EXCEPTIONAL ITEMS (NET OF TAX)	—	—	—	—	—	—	—	—	—	**354.33**
PROFIT AFTER TAXATION	261.08	346.90	526.20	623.42	792.44	1006.26	1189.72	1371.35	1592.85	**2191.40**
Dividends	61.35	107.99*	121.48*	149.83*	224.55*	270.45*	334.14	418.84*	558.83*	**881.70***
Retained Profits	199.73	238.91	404.72	473.59	567.89	735.81	855.58	952.51	1034.02	**1309.70**
Earnings Per Share on profit after tax before exceptional items										
Basic (Rs.)	10.64	14.14	21.44	25.40	32.29	41.00	48.07	55.41	64.34	**73.74**
Adjusted @ (Rs.)	34.05	45.25	68.61	81.28	103.33	131.20	155.14	178.81	207.69	**239.54**
Earnings per share on profit after taxation										
Basic (Rs.)	10.64	14.14	21.44	25.40	32.29	41.00	48.07	55.41	64.34	**87.97**
Adjusted @ (Rs.)	34.05	45.25	68.61	81.28	103.33	131.20	155.14	178.81	207.69	**285.74**
Dividend Per Share (Rs.)	2.50	4.00	4.50	5.50	7.50	10.00	13.50	15.00	20.00	**31.00**
Market Capitalisation **	5571	8792	17523	23633	18038	19987	17243	15581	25793	**33433**
Foreign Exchange Earnings	619.24	634.73	759.08	649.55	687.70	697.13	947.57	1294.00	1077.51	**1268.65**

* Including Income Tax on Dividend.
** Based on year-end closing prices, quoted on the Bombay Stock Exchange.
@ Adjusted Earnings Per Share includes
- 1992 – 3 : 5 Bonus Issue
- 1995 – Conversion of warrants and Bonus Issue of 1 : 1 on total shares
- 2002 – 20,96,982 Ordinary Shares of Rs. 10.00 each, fully paid, issued pursuant to Amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with the Company.
- 2005 – 12,12,747 Ordinary Shares of Rs. 10.00 each, fully paid, to be issued pursuant to Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company.

Sources and Application of Funds 1996-2005

(Rs. in Crores)

	1996	1997	1998	1999	2000	2001	2002	2003	2004	**2005**
SOURCES OF FUNDS										
Equity	245.41	245.41	245.41	245.41	245.41	245.41	247.51	247.51	247.68	**249.43**
Reserves	875.94	1113.83	1516.72	1988.79	2553.92	3289.10	4166.47	5118.11	6162.38	**7646.18**
Shareholders' Funds	1121.35	1359.24	1762.13	2234.20	2799.33	3534.51	4413.98	5365.62	6410.06	**7895.61**
Loan Funds	764.58	725.79	1299.04	1252.22	652.87	858.94	284.54	116.98	120.85	**245.36**
Deferred Tax - Net	—	—	—	—	—	—	135.46	63.58	87.74	**376.09**
FUNDS EMPLOYED	1885.93	2085.03	3061.17	3486.42	3452.20	4393.45	4833.98	5546.18	6618.65	**8517.06**
APPLICATION OF FUNDS										
Fixed Assets (Gross)	943.64	1274.15	1438.63	1718.31	2145.49	2668.08	4081.85	4415.61	5054.68	**5932.42**
Depreciation	259.56	316.63	390.86	484.85	592.25	707.42	1101.90	1245.64	1442.63	**1795.51**
Fixed Assets (Net)	684.08	957.52	1047.77	1233.46	1553.24	1960.66	2979.95	3169.97	3612.05	**4136.91**
Investments	317.23	302.06	800.95	1059.75	987.26	1006.94	906.93	1608.86	3053.96	**3874.68**
Net Current Assets	862.35	825.45	1212.45	1193.21	911.70	1425.85	947.10	767.35	(47.36)	**505.47**
Deferred Revenue Expenditure	22.27	—	—	—	—	—	—	—	—	**—**
NET ASSETS EMPLOYED	1885.93	2085.03	3061.17	3486.42	3452.20	4393.45	4833.98	5546.18	6618.65	**8517.06**
Net Worth Per Share (Rs.)	45.69	55.39	71.80	91.04	114.07	144.02	178.34	216.78	258.80	**316.54**
Debt : Equity Ratio	0.68:1	0.53:1	0.74:1	0.56:1	0.23:1	0.24:1	0.06:1	0.02:1	0.02:1	**0.03:1**

Equity includes impact of :
1992 – 3 : 5 Bonus Issue (Rs. 39.80 Crores) and merger of Tribeni Tissues Limited (Rs. 10.59 Crores).
1994 – GDR Issue (Rs. 4.50 Crores); and accretion to reserves of Rs. 199.96 Crores on account of Share Premium.
1995 – Conversion of GDR warrants (Rs. 0.19 Crore) and subsequent 1 : 1 Bonus Issue (Rs. 121.42 Crores).
1996 – Conversion of balance GDR warrants (Rs. 1.29 Crores) and related Bonus Issue component of 1995 (Rs. 1.29 Crores).
2002 – 20,96,982 Ordinary Shares of Rs. 10.00 each, fully paid, issued pursuant to Amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with the Company.
2005 – 12,12,747 Ordinary Shares of Rs. 10.00 each, fully paid, to be issued pursuant to Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company.

Net Assets Employed include cumulative outlays as shown below in respect of :
- Excise Duty Pre-Deposit relating to excise disputes for the period 1983 to 1987.
- Approximate outlays in real estate and other investments consequent to disengagement from and restructuring of the financial services and edible oils businesses.

1996 – Rs. 170 Crores; 1997 – Rs. 462 Crores;
1998 – Rs. 1116 Crores; 1999 – Rs. 1264 Crores;
2000 – Rs. 1264 Crores; 2001 – Rs. 1211 Crores;
2002 – Rs. 1194 Crores; 2003 – Rs. 1153 Crores;
2004 – Rs. 1150 Crores; 2005 – Rs. 235 Crores

Unconsolidated

FINANCIAL HIGHLIGHTS
1996-2005



GROSS INCOME
Rs. Crores
15000
13000
11000
9000
7000
5000
96 97 98 99 00 01 02 03 04 05
Gross Income in 2004-05 - Rs. 13585.39 Crores



NON-CIGARETTES NET TURNOVER
NTO (Rs. Crores)
3750
3000
2250
1500
750
% of NTO
45
40
35
30
25
20
01 02 03 04 05
Non-Cigarettes NTO
% of NTO



CONTRIBUTION TO THE EXCHEQUER
Rs. Crores
7000
6500
6000
5500
5000
4500
4000
3500
3000
2500
96 97 98 99 00 01 02 03 04 05
Contribution in 2004-05 - Rs. 6654.58 Crores
Note: Includes Excise Duties, Income Tax, Luxury Tax, Hotel Exp. Tax Etc.



RETURN ON NET WORTH
Net Worth (Rs. Crores)
7500
6500
5500
4500
3500
2500
1500
500
R. O. N. W. (%)
40.00
37.50
35.00
32.50
30.00
27.50
25.00
96 97 98 99 00 01 02 03 04 05
Net Worth
Return on Net Worth (%)***



RETURN ON INVESTED CAPITAL
Invested Capital (Rs. Crores)
5000
4500
4000
3500
3000
2500
2000
1500
R.O.I.C. (%)
60
55
50
45
40
35
30
25
96 97 98 99 00 01 02 03 04 05
Invested Capital*
Return on Invested Capital (%)**



MARKET CAPITALISATION AND BSE SENSEX
Rs. Crores
35000
30000
25000
20000
15000
10000
5000
BSE Sensex
7000
6500
6000
5500
5000
4500
4000
3500
3000
2500
96 97 98 99 00 01 02 03 04 05
ITC's Market Capitalisation based on 31st March BSE price
BSE Sensex as at 31st March



PROFIT TRENDS
Rs. Crores
3500
3000
2500
2000
1500
1000
500
0
96 97 98 99 00 01 02 03 04 05
PBDIT PBIT PBT PAT



EARNINGS AND DIVIDEND PER SHARE
Rs.
80
70
60
50
40
30
20
10
0
96 97 98 99 00 01 02 03 04 05
Dividend Per Share****
Earnings Per Share

*Invested Capital is computed by netting Cash and Cash Equivalents from Total Capital Employed.

**Computed on average Invested Capital during the year.

***Computed on average Net Worth during the year.

****Dividend Per Share for 2004-05 is based on the Board's recommendation to Members.

These graphs depict the non-consolidated financial position

ITC Limited Citizen First

As a Company that continuously strives to be 'Citizen First', ITC attaches critical importance to its responsibility to contribute to the 'Triple Bottom Line', namely the augmentation of economic, ecological and social capital. This commitment finds expression in the Company's sustainable development philosophy, which recognises the need to not only preserve but also enrich precious environmental resources while providing a safe and healthy workplace for its employees.

ITC's social development initiatives harmonise the Company's endeavour to create shareholder value with making a substantial contribution to society. The thrust of the Company's social sector investment is in four areas: (a) Web-enablement of the Indian farmer through the e-Choupal initiative; (b) Natural resource management, which includes wasteland, watershed and agriculture development; (c) Sustainable livelihood creation, comprising genetic improvement in livestock productivity, and women's economic empowerment; and (d) Community development, with focus on primary education and health & sanitation.

WEB-ENABLEMENT OF THE INDIAN FARMER

The e-Choupal initiative

The Company continued to scale up the e-Choupal network during the year. This pioneering initiative comprising 5,200 choupals, currently reaches out to over 3 million farmers in the States of Madhya Pradesh, Uttar Pradesh, Rajasthan, Karnataka, Maharashtra, Andhra Pradesh and Kerala.

The e-Choupal initiative, apart from imparting knowhow and facilitating price discovery for the farmer, is fast becoming a two-way distribution channel for goods and services. Pilot projects initiated in the previous years were ramped up towards attaining commercial scale. Goods and services worth nearly Rs 50 crores were sold during the year, primarily in Madhya Pradesh and Uttar Pradesh, comprising agri-inputs, FMCG products, vehicles, consumer durables, insurance products and other marketing services. Nearly 40 companies, both from the public and private sector, are already being served by the network.



NATURAL RESOURCE MANAGEMENT

Wasteland Development – Social and Farm Forestry

During 2004-05, 1,765 hectares of wastelands were brought under plantations through social forestry, taking the cumulative total to 4,643 hectares. The project today covers 14 mandals, 224 villages and 6,400 poor households, with the strength of total area under plantation touching 19 million saplings.

ITC's strategic alliance with the Government of Andhra Pradesh took off to a successful start by bringing 112 hectares of land under clonal plantation.

The year also marked the successful validation of the social forestry model of the Company, under which poor tribals are provided a comprehensive package of support and extension services to help them convert their wastelands into plantations. As at March 2005, 153 poor tribal households had harvested 73 hectares of their plantations, yielding 2,549 tonnes of pulpwood, valued at Rs 37 lakhs. The entire output was purchased by ITC's Paperboards business. The harvesting households deposited Rs 14 lakhs with the Sanghas towards creation of the village development fund. This successful validation of the social intervention model has greatly reinforced your Company's belief that it is possible to synergise shareholder value creation with service to society.

Your Company's social and farm forestry programmes have todate greened 29,230 hectares with over 100 million saplings.





Rajamma and Gadida Ramachandra Rao of Ganapavaram village, Khammam District were keen to find a bridegroom for their daughter, Krishnaveni. They found the right man. But found it difficult to raise funds for the marriage. Eager to go ahead with the marriage despite a shortage of funds, they contemplated felling their young plantation. But better sense prevailed. They came to ITC seeking an advance against their plantation.

Konda Nageswara Rao – an agricultural labourer from Venkatapuram SC Colony, Burgampahad (M), Khammam District – lived a life of poverty with his disabled wife and three sons. His second son was seriously injured while playing. Nageswara Rao did not have the means for his treatment. Till ITC came to his rescue. As one of the beneficiaries of the Social Forestry programme, ITC helped him convert his 1.2 acres of wasteland into a full grown plantation. An investment of Rs 10,000 yielded Rs 24,000. Enough to treat his son and look forward to a brighter future.



ITC Limited
Citizen
First

Soil & Moisture Conservation

Your Company's water management programme, designed to assist farmers in identified moisture-stressed districts, focuses on soil and moisture conservation initiatives. A total of 224 large and small water harvesting structures were constructed during 2004-05, taking the total number of structures todate to 550 with a command area of about 8,000 hectares, covering 5 districts, 100 villages and 9,400 farmers.


Watershed Development
Programme

Integrated Agriculture Development

These recent interventions aim to improve farm productivity and hence incomes by promoting a package of efficient farm practices and technologies. During 2004-05, 58 group irrigation projects were implemented covering 180 poor farmers, who could not otherwise afford to sink deep bores. 100 sprinkler sets covering 125 hectares were installed for demonstration. In addition, 250 demonstration plots were developed. 674 composting units were established during the year comprising 390 vermi-compost pits and 284 NADEP units.



SUSTAINABLE LIVELIHOODS

The main focus of this programme is to create alternative employment for surplus rural labour and decrease pressure on arable land by promoting non-agricultural incomes.

Livestock Development

With the objective of creating high-yielding progenies through genetic improvement, an additional 23 Cattle Development Centres (CDCs) were established during 2004-05, taking the total number of CDCs todate to 32, covering 635 villages. So far over 11,000 artificial inseminations have been performed. Additionally, 17,000 milch animals were covered under the preventive health programme.





Economic Empowerment of Women

These programmes aim to create sustainable income opportunities for women. During 2004-05, close to 380 self-help groups with 5,350 members mobilised small savings of Rs 27 lakhs. Todate, over 2,000 women are gainfully employed in various enterprises like Chikkan work, agarbatti rolling, etc.

COMMUNITY DEVELOPMENT

Health & Sanitation

More than 40,000 women-at-risk and children under 5 have been covered under the Mother & Child Health programme. A total of 1,289 low cost sanitary units have been constructed todate. As per the design of the programme, one-third of the cost is borne by the potential beneficiaries.

Primary Education

94 Supplementary Learning Centres are providing regular coaching to nearly 3,000 children. The support to primary schools in rural India todate covers over 10,000 children.



ITC CLOSER TO BECOMING A 'CARBON POSITIVE' CORPORATION

ITC's efforts at energy conservation, use of environment friendly fuels & renewable energy and large-scale afforestation have enabled the Company to sequester 85.6% of the carbon dioxide emitted by its operations.



	Unit	2004-05
CO_2 released (Manufacturing & Freight)	Kilotons	1058.4
CO_2 sequestered	Kilotons	905.6
CO_2 sequestered	Percentage	85.6%

Energy conservation: ITC Units used 12,085 Terra Joules of energy in 2004-05. Out of this, 95.11% was met through internal generation. 24.6% of the energy used was produced from waste.

All ITC Units endeavoured to minimise specific energy consumption, a measure of energy required per unit of production. Energy audits by experts, deployment of latest technologies, awareness campaigns and global benchmarking have helped reduce specific energy consumption in several ITC Units.

Carbon sequestration: ITC's unique farm and social forestry programmes now cover 29,230 hectares (19,500 hectares till 2003-04). Helped by intensive R&D, the productivity of plantations under these programmes has almost doubled in the last few years. The environmental value of ITC's forestry programmes assumes even greater importance in the light of a study by experts from the Indian Institute of Science, Bangalore, which shows that the 'above ground' and 'below ground' biomass contributes a 71% carbon sink over and above the carbon dioxide (CO_2) sequestered by pulpable wood.

ITC is not only close to becoming a 'Carbon Positive' Corporation, its energy conservation and large-scale forestry programmes have put the Company in the unique position of being eligible to create 'Certifiable CO_2 Credits.'

SUSTAINABILITY REPORT 2004: FIRST OF ITS KIND IN INDIA


For all our tomorrows
Sustainability Report 2004

The Global Reporting Initiative (GRI) has certified that ITC's first Sustainability Report, issued in February 2005, is the only such report from India that is 'In Accordance' with GRI Guidelines.

The Report highlights ITC's pursuit of the 'Triple Bottom Line' goals, covering economic, ecological and social dimensions.

TOWARDS 'ZERO' SOLID WASTES

Waste reduction efforts gained momentum with significant improvements in recycling. A number of Units are very close to achieving 100% recycling of all solid wastes.

ITC CONTINUES TO BE A 'WATER POSITIVE' CORPORATION

For the third successive year, ITC continued to be a 'Water Positive' Corporation. Rainwater harvesting potential created exceeded the total amount of water consumed by the Company's Units. All units continued to reduce 'Specific Water Consumption', i.e. water required for each unit of production.



Water balance at ITC	2002-03	2003-04	2004-05
Fresh water intake	24.10	22.48	24.98
Treated effluents discharged	14.64	14.04	19.55
Net water consumption	**9.49**	**8.44**	**5.43**
*RWH potential created within ITC	0.24	0.39	0.34
RWH potential created through watershed projects	12.50	15.67	16.52
Total RWH potential created (to date)	**12.74**	**16.06**	**16.86**

*Rainwater Harvesting

All figures in Million KL

Zero Water Discharge Units: ITC Units are encouraged to eliminate waste water discharge. This is being achieved through water conservation and the reuse of treated waste water. Treated waste water is reused mostly for toilet flushing, cooling towers and gardening. The 'zero discharge' target helps reduce fresh water intake. More importantly, it also minimises energy consumption, brings down indirect CO_2 emissions and eliminates effluent pollution.

The Cigarette factories at Bangalore and Saharanpur, the ITC Group Research & Development Centre at Bangalore, the Leaf Processing plant at Anaparti, the Packaging and Printing factory at Tiruvottiyur, the ITC Hotel Sonar Bangla and WelcomHotel Rajputana do not discharge any waste water outside.


Production versus fresh water intake for Paperboards Unit
Percent (%)
200
150
100
50
0
100 100
130 106
145 105
147 107
149 98
148 94
160 99
98-99
99-00
00-01
01-02
02-03
03-04
04-05
Production
Total water
(1998-1999=100)


Fresh water intake* by ITC Units
30
25
20
15
10
5
0
25.1
26.5
26.3
26.6
24.1
22.5
25.0
98-99
99-00
00-01
01-02
02-03
03-04
04-05
Note : 2004-05 data includes water usage by the newly acquired Kovai Unit and ITC Hotels (post merger of ITC Hotels with ITC Ltd.)
*All figures in Million KL

Water Conservation: Of the 24.98 million kilolitres of fresh water drawn by the Company in 2004-05, 91.38% was used by its Paperboards and Specialty Papers Units. Dedicated water conservation efforts have resulted in significant improvements in these Units. Implementation of Elemental Chlorine Free bleaching process in the Bhadrachalam Paperboards Unit has brought down the AOX levels in effluents to less than 0.01 Kg/tonne of paper against the Indian industry average of 2 Kg/tonne.

Water & Energy Conservation: Breakthrough at Specialty Papers Mill

ITC's Specialty Papers Unit at Tribeni, West Bengal requires large quantities of energy and water for producing fine specialty papers. During 2004-05, the Unit achieved a 6.5% reduction in fresh water usage compared to 2003-04 (a cumulative reduction of 54% in the last 7 years).

This was made possible by the commissioning of a detailed system of metering & monitoring; optimising consumption at all user points; replacing use of fresh water with recycled water, wherever possible; commissioning of 3 water recycling plants and installation of Flow/Orifice Meters at critical locations to restrict consumption.

A number of initiatives have enabled the Tribeni Unit to reduce specific energy consumption by 6.8% and specific CO_2 emissions by 14.97%, as compared to 2003-04.

These initiatives are: Revamping of the compressed air system; retrofitting and replacement of pumping systems; tuning of refiners in stock preparation; optimisation of frequency in turbo generators; retrofitting of boiler ID fans and cooling tower fans; use of energy efficient light fittings and replacement of exhaust fans with natural ventilation systems.



TOWARDS "ZERO" ACCIDENT

ITC is committed to maintain the highest standards in Environment, Occupational Health & Safety in all its operations. All ITC manufacturing Units and the Corporate EHS Department have OHSAS 18001 certification (the Kovai unit received OHSAS 18001 in May 2005). All these Units and all major ITC Hotels, except the ones recently opened, have ISO 14001 certification.

During 2004-05 there was no Lost Time Accident at the Cigarette factories in Bangalore & Kidderpore, the Integrated Group Research and Development Centre at Bangalore, the Research Centre at Rajahmundry, the Packaging and Printing Unit at Munger, ITC Maurya Sheraton at New Delhi, ITC Sonar Bangla at Kolkata, ITC Grand Central at Mumbai, ITC Hotel Windsor Sheraton at Bangalore, WelcomHotel Mughal Sheraton at Agra, WelcomHotel Chola Sheraton at Chennai and WelcomHotel Rajputana at Jaipur.


Serious Accidents
20
15
10
5
0
16
9
10
18
10
8
99-00
00-01
01-02
02-03
03-04
04-05
Serious accidents are those that result in loss of a limb, fracture or hospitalisation for over a night.


EHS Suggestions
8000
7000
6000
5000
4000
3000
2000
1000
0
474
197
419
246
955
321
2175
784
6854
2207
00-01
01-02
02-03
03-04
04-05
Received
Implemented

TRAINING & EMPLOYEE PARTICIPATION

Employee awareness and participation are vital for achieving high standards of occupational health and safety, and in protecting the environment. ITC employees are encouraged to participate in EHS committees, suggestion schemes, safety quizzes & competitions and in observing important EHS events like National Safety Day, Fire Safety Day and World Environment Day.





ITC continues to invest substantial resources in EHS training of employees and service providers. The European Union standards and OHSAS 18001 strongly recommend the 'risk based approach' to EHS management.

During 2004-05, 398 Managers from various ITC Units were trained in Risk Assessment on EHS, significantly improving the Company's ability to pre-empt and manage EHS risks. The Confederation of Indian Industry (CII), National Safety Council and Loss Prevention Association of India have supported ITC's initiatives in imparting training on Waste Management, Risk Management and Fire Safety.

CERTIFICATIONS: ITC Units are encouraged to seek international certification for global benchmarking. Some of the important ones are:


DET NORSKE VERITAS
MANAGEMENT SYSTEM CERTIFICATE
DET NORSKE VERITAS
MANAGEMENT SYSTEM CERTIFICATE

ISO 14001: Environmental Management System
All manufacturing Units and all major Hotels of ITC are certified.
The Corporate EHS Department and ITC Group Research & Development Centre, Bangalore, were certified in 2004-05.

OHSAS 18001: Occupational Health & Safety Management System
Leaf processing plants at Chirala and Anaparti already had this certification. All the other manufacturing Units of ITC and Corporate EHS Department received OHSAS 18001 certification during 2004-05 (Kovai on 11.05.05).

SA 8000: Social Accountability System
Leaf processing plants at Chirala and Anaparti are already certified.
The Kolkata Cigarette factory was certified in 2004-05.

The CSE Award for the Bhadrachalam Unit



AWARDS: The following awards received during 2004-05 bear testimony to ITC's efforts to achieve the highest EHS standards:

British Safety Council: 5 Star Rating & Sword of Honour
Awarded to Cigarette factories at Saharanpur, Bangalore and Kidderpore; Chirala Leaf processing plant and Munger Printing factory.

Royal Society for the Prevention of Accidents (ROSPA): Gold Awards
Won by Bangalore, Saharanpur, Munger, Kidderpore Cigarette factories and ITC Group Research & Development Centre.

The U.S Green Building Council (Leadership in Energy and Environmental Design): Platinum Rating
Awarded to ITC Centre, Gurgaon.

Centre for Science & Environment (CSE): Green Rating
The Paperboards Unit at Bhadrachalam was ranked 1st in the Indian Pulp and Paper sector.

Ministry of Power, Govt. of India: National Energy Conservation Award 2004 (Pulp & Paper Sector)
The Paperboards Unit at Bhadrachalam received the 2nd Prize.

Bihar State Pollution Control Board, Patna, Bihar: Industrial Pollution Control Award (2003-04)
The Cigarette Factory at Munger received the 2nd Prize.



The Green Building Platinum Rating for ITC Centre, Gurgaon, makes it the largest such building in the world

CII: National Award 2004 for Excellence in:
- **Energy Management:** Paperboards Unit at Bhadrachalam.
- **Water Management:** Cigarette factory at Saharanpur.

CII & Hyderabad Metropolitan Water Supply & Sewerage Board:
- **Hyderabad Water Conservation Award 2005:** ITC Hotel Kakatiya Sheraton & Towers.

Federation of Hotel & Restaurant Association of India: Environment Champion of the Year 2004
Winner: ITC Hotel Grand Maratha, Mumbai; **Runner up:** Fortune Resort Bay Island, Port Blair.

Greentech Foundation:
- **Safety: Platinum Award 03-04:** ITC Hotel Maurya Sheraton, New Delhi. **Gold Award 03-04:** Cigarette factories at Munger and Kidderpore; Chirala Leaf processing plant. **Silver Award 03-04:** WelcomHotel Rajputana Palace Sheraton, Jaipur; Welcomgroup Mughal Sheraton, Agra.
- **Environment Excellence: Gold Award 03-04:** Cigarette factories at Saharanpur and Munger; Leaf processing plant at Chirala; Paperboards Unit at Bhadrachalam. **Silver Award 03-04:** Printing factory at Munger.

Golden Peacock Awards: Environment Management Award 2004
Welcomgroup Mughal Sheraton and ITC Group Research & Development Centre.

Verification: On the basis of activities undertaken to verify the contents of this Report, we believe that the data and text presented in the Report & Accounts 2005 relating to ITC's EHS performance and management addresses the significant aspects of ITC's businesses and has been reported in a fair and balanced manner.
Dr P Ram Babu, Associate Director, Sustainable Business Solutions, PricewaterhouseCoopers Private Limited



ITC Limited

Enduring value.
For the nation. For the shareholder.

LET'S PUT INDIA FIRST



ITC believes that an effective growth strategy for our nation must address the needs of rural India, home to 75% of our poor. It is imperative to ensure that India's economic growth is inclusive, embracing its villages, so as to free millions of our disadvantaged citizens from the indignity of poverty.

It is ITC's belief that India's rural transformation cannot be brought about by the government alone. Nor can the efforts of a few enterprises make a decisive difference. Only an inspired public-private partnership can transform lives and landscapes in rural India. ITC's humble endeavours have demonstrated that it is possible to create and sustain a model that can harmonise the need for shareholder value creation with making a substantial contribution to society.



ITC has partnered the Indian farmer for close to a century. ITC is now engaged in elevating this partnership to a new paradigm by leveraging information technology through its trail-blazing e-Choupal initiative. Additionally, ITC is significantly widening its farmer partnerships to embrace a host of value-adding activities: creating livelihoods by helping poor tribals make their wastelands productive; investing in rainwater harvesting to bring much-needed irrigation to parched drylands; empowering rural women by helping them evolve into entrepreneurs; providing infrastructural support to make schools exciting for village children.





Through these rural partnerships, ITC touches the lives of over 3 million villagers across India.

For ITC, these are expressions of a commitment beyond the market. Of a conviction that country must come before corporation. Of a true pride in being Citizen First.



ITC Limited
Citizen
First

For more information log on to www.itcportal.com

Empowering farmers | Greening wastelands | Irrigating drylands | Creating women entrepreneurs | Educating rural children

NEW PRODUCT LAUNCHES 2004-05

The year 2004-05 was witness to significant enhancement in ITC's market standing in its newer FMCG businesses. New product launches, growing consumer acceptance and increasing market shares point to rapid progress towards leadership position.


mint-o
Fresh
mint-o
Fresh


Bohri Biryani

Kitchens of India Biryanis:
Kitchens of India added four Biryanis to its range of heat and eat gourmet classics. Bohri, Yakhni, Noormahal and Hyderabadi. These are complete meals by themselves. These recipes are the creation of the Master Chefs of ITC's hotels, based on time honoured culinary traditions and methods.

mint-o Fresh:
The product range in the Confectionery segment was expanded with the introduction of mint-o Fresh deposited candies in two unique flavours – clove and eucalyptus.


Sunfeast
Pasta Treat
MASALA
SOUR CREAM ONION
CHEESE


Sunfeast
Dark Fantasy
Irresistible Choco Delight
Vanilla Cream Biscuit

Sunfeast Dark Fantasy:
A special indulgence, Sunfeast Dark Fantasy is a cookie for the connoisseur. An outer crust made of aromatic cocoa with smooth vanilla cream inside, Sunfeast Dark Fantasy is an irresistible choco delight.

Sunfeast Pasta:
ITC launched India's first instant pasta snack, Sunfeast Pasta Treat. Made from high protein Durum wheat, Sunfeast Pasta Treat is not fried and does not contain maida, making it a nutritious snack. This ready to cook pasta comes with a saucemaker inside the pack. It is currently available in four exciting flavours: Masala, Tomato and Cheese, Sour Cream Onion and Cheese.

Kitchens of India Fruit and Spice Conserves:
Kitchens of India Fruit and Spice Conserves are delicious innovations inspired by the Master Chefs of ITC's hotels, combining juicy fruits with zesty Indian spices. These are available in startling combinations of Apple & Cinnamon, Pineapple & Green Pepper, Strawberry & Mint and Plum & Star Anise.
Kitchens of India launched yet another masterpiece in the form of delectable Chutneys, a perfect accompaniment to a luscious meal. The four variants are Shredded Mango, Mango Jeera, Mango Garlic and Tamarind Date chutneys.


AASHIRVAAD
Chilli Powder
Red and Hot

Aashirvaad Spices:
Following the success of Aashirvaad Atta and Salt, ITC has now introduced Aashirvaad Spices - Chilli Powder, Turmeric Powder and Coriander Powder. Prepared from carefully selected high quality whole spices, sourced directly from farmers, Aashirvaad delivers purity and aroma. Ensuring perfect balance in colour and taste.


Kitchens of India
Fruit & Spice conserves
A feast for the senses


REGALIA

Expressions Regalia:
An exquisite collection of Greeting Cards. Each design, imprinted on premium quality paper, reflects some of the best paintings by the noted Indian artist Phalguni Dasgupta.



Classmate:
ITC's Classmate range of notebooks is making learning fun and creating a buzz in classrooms with 90 variants, cool cover designs, neat lines and whiter, brighter eco-friendly paper. Classmate also provides personalised stationery with school emblems.


WILLS
SPORT
Enjoy the change

Wills Sport:
Celebrating the spirit of rejuvenation with Colour Therapy - featuring tropical prints and juicy colours in breezy fabrics.


WILLS
clublife
Enjoy the change

Wills Clublife:
Premiering the Lounge Chic collection, featuring edgy styles in tempting colours of the dark - gorgeous blacks, heady wines and ecstatic purples.


Comfort
JOHN PLAYERS

John Players:
This season, Say Hello to Summer, with the refreshing collection of breezy linens, trendy prints and cool cargos.

Wills Classic:
Presenting the World One collection - featuring the most luxurious Dobbies, Jacquards and Micro-polkas that are taking the fashion world by storm. A fitting tribute to the New Age Leader.


WILLS
CLASSIC



ITC Grand Central Sheraton & Towers:
ITC Hotel Grand Central Sheraton & Towers, the first hotel in Central Mumbai and the tallest in India, is close to the business districts of Central and South Mumbai. The latest landmark in the city showcases graceful interiors and a unique courtyard. The hotel's ambience is filled with abundant English charm amidst caring Indian hospitality. The hotel offers 242 spacious rooms, including 56 Sheraton Towers rooms, 17 ITC One rooms and 2 Presidential Suites.

WE PUT
INDIA FIRST




ITC Limited

"Experiments like e-Choupal show the way forward in the application of modern science to the betterment of the life of the people. We need more such examples of entrepreneurial creativity."

- Dr Manmohan Singh, Prime Minister of India, while speaking on 'India: The Next Decade' at the Ninth Indira Gandhi Conference in New Delhi on November 19, 2004

"The social agenda is an integral part of ITC's philosophy. ITC is widely recognized as dedicated to the cause of nation building. This vibrant view of social conscience allowed ITC to recognize the unique opportunity of blending shareholder value creation with social development."

- C K Prahalad in 'The Fortune at the Bottom of the Pyramid: Eradicating Poverty through Profits'


TERI CORPORATE SOCIAL RESPONSIBILITY AWARD 2003/04
PRESENTED TO
ITC Limited
IN RECOGNITION OF CORPORATE LEADERSHIP FOR GOOD CORPORATE CITIZENSHIP AND SUSTAINABLE INITIATIVES AMONGST CORPORATES WITH TURNOVER ABOVE 500 CRORE RUPEES
R K PACHAURI
DIRECTOR-GENERAL
THE ENERGY AND RESOURCES INSTITUTE
27 May 2005


GOLDEN PEACOCK AWARDS
This is to certify that
ITC Limited
India
was adjudged the
WINNER
OF
GOLDEN PEACOCK GLOBAL AWARD
for Corporate Social Responsibility
2005

"e-Choupals demonstrate that in an emerging economy, a profitable enterprise can deliver social good without an unnecessary trade-off between the two."

- David M Upton, Albert J Weatherhead III Professor of Business Administration, Harvard Business School

ITC Limited
Citizen First

Let's put India first

The WHITE GOLD premium paper used in this Report and the SAFIRE GRAPHIK board used for the cover are products of your Company's Paperboards & Specialty Papers Division.

Processed at Comphotoset (India) Pvt. Ltd. and Stylo Graphic Imaging, Kolkata.
Printed at N. K. Gossain & Co. Pvt. Ltd., Kolkata.